UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission file number 001-14540

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Connected life and work. The 2007 financial year.

II

Selected financial data of the Deutsche Telekom Group.

billions of €	Change compared to prior year (%)[a]	2007	2006	2005	2004	2003
Revenue and earnings						
Net revenue	1.9	62.5	61.3	59.6	57.3	55.6
Of which: domestic (%)	(3.8)	49.1	52.9	57.4	60.6	61.8
Of which: international (%)	3.8	50.9	47.1	42.6	39.4	38.2
Profit from operations (EBIT)	(0.0)	5.3	5.3	7.6	6.3	8.3
Net profit	(82.0)	0.6	3.2	5.6	1.6	2.1
Net profit (adjusted for special factors)	(22.0)	3.0	3.9	4.7	3.7	2.4
EBITDA[a, b, c]	3.5	16.9	16.3	20.1	19.4	18.6
EBITDA (adjusted for special factors)[a, b, c]	(0.6)	19.3	19.4	20.7	19.6	18.5
EBITDA margin (adjusted for special factors) (%)[a]	(0.8)	30.9	31.7	34.8	34.2	33.3
Balance sheet						
Total assets	(7.3)	120.7	130.2	128.5	125.5	136.2
Shareholders' equity	(8.9)	45.2	49.7	48.6	45.5	43.5
Equity ratio (%)[a, d]	(1.1)	34.7	35.8	35.5	34.2	31.9
Financial liabilities (in accordance with consolidated balance sheet)	(7.7)	42.9	46.5	46.7	51.1	64.1
Net debt[a, c]	(5.9)	37.2	39.6	38.6	39.9	51.1
Additions to intangible assets (including goodwill) and property, plant and equipment	(32.3)	9.1	13.4	11.1	6.6	7.6
Cash flows						
Net cash from operating activities[e]	(3.6)	13.7	14.2	15.1	16.7	15.0
Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment (in accordance with cash flow statement)	32.1	(8.0)	(11.8)	(9.3)	(6.4)	(6.4)
Proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment (in accordance with cash flow statement)	34.2	0.8	0.6	0.4	0.6	1.0
Free cash flow (before dividend payments)[a, c, f, g]	n.a.	6.6	3.0	6.2	10.9	9.7
Free cash flow as a percentage of revenue[a]	5.6	10.5	4.9	10.3	18.9	17.5
Net cash used in investing activities[e]	43.7	(8.1)	(14.3)	(10.1)	(4.5)	(2.2)
Net cash used in financing activities	n.a.	(6.1)	(2.1)	(8.0)	(12.9)	(5.8)
Employees						
Average number of employees (full-time equivalents without trainees/student interns) (thousands)	(1.9)	244	248	244	248	251
Revenue per employee (thousands of €)[a]	3.9	256.5	246.9	244.3	231.7	221.3
T-Share - key figures						
Earnings per share/ADS (basic and diluted) in accordance with IFRS (€)[h]	(82.4)	0.13	0.74	1.31	0.39	0.50
Weighted average number of ordinary shares outstanding (basic) (millions)[h, i]	(0.3)	4,339	4,353	4,335	4,323	4,302
Weighted average number of ordinary shares outstanding (diluted) (millions)[h, i]	(0.3)	4,340	4,354	4,338	4,328	4,307
Dividend per share/ADS (€)	8.3	0.78[j]	0.72	0.72	0.62	0.00
Dividend yield (%)[k]	(0.0)	5.2	5.2	5.1	3.7	-
Total dividend (billions of €)	8.4	3.4[j]	3.1	3.0	2.6	-
Number of ordinary shares carrying dividend rights (millions)[l]	0.0	4,340[m]	4,339	4,174	4,171	4,167
Total number of ordinary shares at the reporting date (millions)[n]	0.0	4,361	4,361	4,198	4,198	4,198

[a] Calculated on the basis of millions for the purpose of greater precision. Changes to percentages expressed as percentage points.
[b] Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization and impairment losses.
[c] EBITDA, EBITDA adjusted for special factors, net debt, and free cash flow are non-GAAP figures not governed by the International Financial Reporting Standards (IFRS). They should not be viewed in isolation as an alternative to profit or loss from operations, net profit or loss, net cash from operating activities, the net debt reported in the consolidated balance sheet, or other Deutsche Telekom key performance indicators presented in accordance with IFRS. For detailed information and calculations, please refer to the section on "Development of business in the Group" of the Group management report in this Annual Report.
[d] Based on shareholders' equity excluding amounts earmarked for dividend payments, which are treated as current liabilities.
[e] Current finance lease receivables were previously reported in net cash from operating activities. Since the 2007 financial year, they have been reported under net cash from/used in investing activities. Prior-year figures have been adjusted accordingly.
[f] Before cash outflows totaling EUR 0.1 billion in 2007 for investments in parts of Centrica PLC taken over by T-Systems UK as part of an asset deal. Figures for 2006 include payments for the acquisition of licenses totaling EUR 3.3 billion; and figures for 2005 include payments for the acquisition of network infrastructure and licenses in the United States totaling EUR 2.1 billion.
[g] Since the beginning of the 2007 financial year, Deutsche Telekom has defined free cash flow as cash generated from operations less interest paid and net cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment. Prior-year figures have been adjusted accordingly.
[h] Calculation of basic and diluted earnings per share in accordance with IFRS as specified in IAS 33, "Earnings per share." The share to ADS ratio is 1:1.
[i] Less treasury shares held by Deutsche Telekom AG.
[j] Subject to approval by the shareholders' meeting. For more detailed explanations, please refer to Note 13 in the notes to the consolidated financial statements, "Dividend per share."
[k] (Proposed) dividend per share divided by the Xetra closing price of the T-Share at the reporting date or on the last trading day of the respective financial year.
[l] Less treasury shares held by Deutsche Telekom AG and those shares that, as part of the issue of new shares in the course of the acquisition of T-Mobile USA/Powertel, are held in trust for later issue and later trading as registered shares and/or American depositary shares (ADSs).
[m] Balance at the reporting date.
[n] Including treasury shares held by Deutsche Telekom AG.

Operating segments of the Deutsche Telekom Group.

Mobile Communications Europe and Mobile Communications USA.[a]

As one of the world's leading mobile providers, T-Mobile sets innovative trends in the domestic market with its new products, thus strengthening the Company's international position. T-Mobile boosted its overall customer base to 119.6 million in 2007. Mobile Internet services with innovative voice and data solutions, first community offerings, and new, exclusive hardware solutions marketed with fixed-term contracts contributed to T-Mobile's success in Germany. With 3.7 million new customers, business in the United States remained the chief growth driver internationally. The acquisition of Orange in the Netherlands also contributed to continued growth.

billions of €	Change compared to prior year (%)[b]	2007	2006
Mobile Communications Europe			
Total revenue	**12.2**	**20.7**	**18.5**
EBIT (profit from operations)	(11.3)	2.4	2.7
Depreciation, amortization and impairment losses	(26.0)	(4.2)	(3.4)
EBITDA[c, d]	9.2	6.7	6.1
Special factors affecting EBITDA[d]		(0.1)	(0.0)
EBITDA (adjusted for special factors)[c, d]	10.9	6.8	6.2
EBITDA margin (adjusted for special factors) (%)[b, c, d]	(0.4)	32.9	33.3
Cash capex[e]	0.6	(1.9)	(2.0)
Average number of employees (full-time equivalents, without trainees/student interns)	21.5	30,802	25,345
Mobile Communications USA			
Total revenue	**3.3**	**14.1**	**13.6**
EBIT (profit from operations)	14.9	2.0	1.8
Depreciation, amortization and impairment losses	5.0	(1.9)	(2.0)
EBITDA[c, d]	4.3	3.9	3.7
Special factors affecting EBITDA[d]		(0.0)	(0.0)
EBITDA (adjusted for special factors)[c, d]	4.3	3.9	3.7
EBITDA margin (adjusted for special factors) (%)[b, c, d]	0.3	27.8	27.5
Cash capex[e]	63.0	(2.0)	(5.3)
Average number of employees (full-time equivalents, without trainees/student interns)	10.0	31,655	28,779
Mobile Communications[f]			
Total revenue	**8.4**	**34.7**	**32.0**
EBIT (profit from operations)	(1.1)	4.5	4.5
Depreciation, amortization and impairment losses	(14.5)	(6.1)	(5.4)
EBITDA[c, d]	7.3	10.6	9.9
Special factors affecting EBITDA[d]		(0.1)	(0.0)
EBITDA (adjusted for special factors)[c, d]	8.4	10.7	9.9
EBITDA margin (adjusted for special factors) (%)[b, c, d]	0.0	30.9	30.9
Cash capex[e]	46.2	(3.9)	(7.2)
Average number of employees (full-time equivalents, without trainees/student interns)	15.4	62,457	54,124

Broadband/Fixed Network.

In the fiercely competitive domestic market, T-Home maintains its leading position in terms of broadband DSL lines, but lost fixed-network lines once again as a result of the regulatory environment. T-Home increased the percentage of new customers who opted for a broadband line in the domestic market to around 44 percent. The number of DSL lines, including resale, in Germany totaled 12.5 million by the end of the year. The positive response to our complete packages contributed significantly to this success. T-Home also successfully launched Internet TV services in the form of its Entertain packages. This was supported by the successful roll-out of our VDSL network and high-caliber customer service. In addition, business in Eastern Europe was pushed by growth on the broadband market.

billions of €	Change compared to prior year (%)[b]	2007	2006[g]
Total revenue	**(7.4)**	**22.7**	**24.5**
EBIT (profit from operations)	(3.2)	3.3	3.4
Depreciation, amortization and impairment losses	4.3	(3.7)	(3.8)
EBITDA[c, d]	(3.8)	6.9	7.2
Special factors affecting EBITDA[d]		(0.8)	(1.6)
EBITDA (adjusted for special factors)[c, d]	(11.2)	7.8	8.7
EBITDA margin (adjusted for special factors) (%)[b, c, d]	(1.5)	34.2	35.7
Cash capex[e]	13.7	(2.8)	(3.3)
Average number of employees (full-time equivalents, without trainees/student interns)	(8.7)	97,690	107,006

[a] In November 2006, the International Accounting Standards Board (IASB) issued IFRS 8 "Operating Segments." IFRS 8 replaces IAS 14 "Segment Reporting" and must be applied to reporting periods beginning on or after January 1, 2009. Deutsche Telekom has opted for early adoption of IFRS 8, beginning with the financial year ending on December 31, 2007. According to IFRS 8, reportable operating segments are identified based on the "management approach." This approach stipulates external segment reporting based on the Group's internal organizational and management structure and on internal financial reporting to the chief operating decision maker. Deutsche Telekom has adjusted the way it segments its mobile communications operations to reflect internal reporting and management channels. In contrast to the previous presentation of the Mobile Communications strategic business area, reporting as of December 31, 2007 is for the first time structured in two operative segments: Mobile Communications Europe and Mobile Communications USA. The figures for prior-year periods have been adjusted accordingly. In addition, mobile communications figures

III / IV

Business Customers.

Deutsche Telekom's business customers arm, T-Systems, is focused on the growth market for network-centric ICT solutions. The continued convergence of traditional network services and network-based IT services is the driver of this growth market for which T-Systems offers the full range of information and communications technology from a single source. While tough competition and intense price pressure again impacted the ICT business customers market in the financial year ended December 31, 2007, T-Systems won more major contracts with companies such as Royal & Sun Alliance, Airbus, Centrica and Lidl.

Group Headquarters & Shared Services.

The Group Headquarters & Shared Services operating segment performs strategic and shared management functions for the Deutsche Telekom Group and is responsible for operating activities that are not directly related to the core business of the Group. The main elements of the Shared Services unit are Real Estate Services, DeTeFleetServices GmbH, a full-service provider of fleet management and mobility services, and Vivento, Deutsche Telekom's personnel service provider.

Business Customers

billions of €	Change compared to prior year (%)[b]	2007	2006[g]
Total revenue	**(6.9)**	**12.0**	**12.9**
EBIT (loss from operations)	61.3	(0.3)	(0.8)
Depreciation, amortization and impairment losses	4.1	(0.9)	(0.9)
EBITDA[c, d]	n.a.	0.6	0.1
Special factors affecting EBITDA[d]		(0.5)	(1.2)
EBITDA (adjusted for special factors)[c, d]	(17.7)	1.1	1.3
EBITDA margin (adjusted for special factors) (%)[b, c, d]	(1.1)	8.9	10.0
Cash capex[e]	(15.8)	(0.9)	(0.8)
Average number of employees (full-time equivalents, without trainees/student interns)	(0.1)	56,566	56,595

Group Headquarters & Shared Services

billions of €	Change compared to prior year (%)[b]	2007	2006[g]
Total revenue	**2.9**	**3.9**	**3.8**
EBIT (loss from operations)	7.7	(2.0)	(2.1)
Depreciation, amortization and impairment losses	(2.1)	(1.0)	(0.9)
EBITDA[c, d]	15.5	(1.0)	(1.2)
Special factors affecting EBITDA[d]		(0.9)	(0.7)
EBITDA (adjusted for special factors)[c, d]	76.6	(0.1)	(0.5)
EBITDA margin (adjusted for special factors) (%)[b, c, d]	9.5	(2.8)	(12.3)
Cash capex[e]	7.3	(0.5)	(0.5)
Average number of employees (full-time equivalents, without trainees/student interns)	(12.1)	27,023	30,755

Net revenue by operating segments.[b]


32.0% Mobile Communications Europe
22.5% Mobile Communications USA
30.5% Broadband/Fixed Network
14.3% Business Customers
0.7% Group Headquarters & Shared Services

Net revenue by geographic region.[b]


49.1% Germany
27.6% Europe (excluding Germany)
22.7% North America
0.6% Other

are provided in the Annual Report as previously for information purposes.

[b] Calculated on the basis of millions for greater precision. Changes to percentages expressed as percentage points.

[c] Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization and impairment losses.

[d] EBITDA, EBITDA adjusted for special factors, net debt, and free cash flow are non-GAAP figures not governed by the International Financial Reporting Standards (IFRS). They should not be viewed in isolation as an alternative to profit or loss from operations, net profit or loss, net cash from operating activities, the debt reported in the consolidated balance sheet, or other Deutsche Telekom key performance indicators presented in accordance with IFRS. For detailed information and calculations, please refer to the section on "Development of business in the Group" of the Group management report in this Annual Report.

[e] Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment (in accordance with cash flow statement).

[f] Mobile communications figures are provided in the Annual Report as previously for information purposes, i.e., as consolidated figures for the operating segments Mobile Communications Europe and Mobile Communications USA.

[g] Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the Business Customers and Group Headquarters & Shared Services segments. In previous periods these results were only reported under the Broadband/Fixed Network segment. Prior-year figures have been adjusted accordingly.

Deutsche Telekom is one of the leading integrated telecommunications companies worldwide with more than 119 million mobile customers, around 37 million fixed-network lines and more than 13 million broadband lines. Our three product brands, T-Home, T-Mobile und T-Systems, offer customers the full range of telecommunications and IT products and services from a single source: T-Home provides “everything for at home” – state-of-the-art fixed-network infrastructures, fast Internet access, and innovative multimedia services such as the T-Home Entertain packages with TV, Internet and telephony all rolled into one. T-Mobile, one of the world’s leading mobile service companies, provides a comprehensive portfolio of mobile voice and data services in Europe and the United States, as well as broadband services such as our mobile Internet service, web’n’walk. Our business customers arm, T-Systems, offers integrated ICT solutions to multinational corporations and medium-sized enterprises in Germany. As an international group with some 240,000 employees in around 50 countries throughout the world, we generated more than half of our revenues of EUR 62.5 billion outside Germany in 2007.

Content.

It is our aim to make Deutsche Telekom a global leader for “connected life and work.” Our mission: mobilizing personal, social and business networking – with T-Home for the home, T-Mobile for on the move, and T-Systems for work. We stand out from our competitors with the following areas of expertise: We provide our customers with the best possible connections in every situation via our powerful broadband networks with constantly increasing bandwidths inside the home and on the move. We offer best-in-class communication services that correspond to the connected life and work principle and we increasingly do so based on Internet technology. Deutsche Telekom gives its customers easy access to their digital content with automatic adjustment to take into account their mode of access and the equipment they are using. As we maintain a close relationship to our customers, we know what they need and meet their individual needs with a fully integrated range of services, including consultation, installation and commissioning of the equipment. We are committed to making Deutsche Telekom the most highly regarded service company in the industry.

TO OUR SHAREHOLDERS

II Selected financial data III Operating segments

4 Letter to our shareholders

8 The Board of Management

10 Supervisory Board’s report

18 The Supervisory Board

20 Supervisory board seats held by the members of the Board of Management

21 Other supervisory board seats held by the members of the Board of Management

23 Corporate governance

28 The T-Share

CONNECTED LIFE AND WORK

32 Connected life and work.

34 Together alone?

36 The future has begun.

38 Connecting people.

Joining networks.

42 Creating frameworks.

Setting standards.

46 Anything is possible.

GROUP MANAGEMENT REPORT

50 Group management report

53 Group organization

57 Group strategy and Group management

60 The economic environment

63 Development of business in the Group

70 Development of business in the operating segments

82 Research and development

86 Employees

91 Sustainability and environmental protection

92 Risk and opportunity management

99 Events after the balance sheet date

100 Outlook

CONSOLIDATED FINANCIAL STATEMENTS

104 Consolidated income statement 105 Consolidated balance sheet 106 Consolidated cash flow statement 107 Statement of recognized income and expense 108 Notes to the consolidated financial statements 197 Responsibility statement 198 Auditors’ report

FURTHER INFORMATION

200 Glossary 202 Index

203 Contacts/Financial calendar V Deutsche Telekom worldwide VII Key data of the Group’s operating segments

TO OUR SHAREHOLDERS

Letter to our shareholders

4 | 5

Dear shareholders,

We set ourselves a whole range of ambitious targets in the 2007 financial year and achieved almost all of them. Following the appointment of a new Chairman of the Board of Management, we had to take many important decisions. We had to restructure the Board of Management team and, right at the beginning of the year, adjust our results forecast for the financial year. We also developed a new strategy, “Focus, fix and grow,” which has four main aims: to improve competitiveness in Germany, to grow abroad with mobile communications, to mobilize the Internet, and to realign T-Systems. Another major focus in 2007 was to push ahead with the necessary personnel-related and structural changes within the Group, which are geared towards improving our cost structure and providing our Company with new prospects for the future.

We plan to increase our dividend by more than 8 percent. We saw considerable progress from one quarter to the next. We have succeeded in achieving the financial targets we communicated at the beginning of 2007: We increased net revenue by 1.9 percent to EUR 62.5 billion. Adjusted EBITDA was slightly above target at EUR 19.3 billion, while free cash flow increased to EUR 6.6 billion, thus exceeding both the prior-year figure of EUR 6.3 billion by 4.4 percent and the raised forecast of around EUR 6.5 billion that we made in November. And we reduced net debt to EUR 37.2 billion.

Based on these figures we have decided together with the Supervisory Board to propose to the shareholders’ meeting an 8.3-percent higher dividend payout of EUR 0.78 per share for the 2007 financial year.

We have significantly improved our competitiveness in Germany. In what ways? For instance, we have reclaimed the top spot in the crucial broadband sector and boosted our share in the new customer business to around 44 percent, after 18 percent in 2006. The rapid roll-out of our broadband infrastructure has also enhanced our competitive position. Our VDSL network has been up and running in 27 cities across Germany since the end of 2007. Together with the approximately 750 towns that are linked up to ADSL2+, our high-speed Internet lines are currently available to around half of all households in Germany.

Our new products are also being well received on the market. Among them are our Entertain complete packages comprising voice telephony, broadband Internet and TV entertainment, with 150,000 packages sold since the launch in early September. And we are just as delighted with our second brand, Congstar, which had attracted around 200,000 new customers by the end of January 2008.

Another major issue is raising service levels and improving customer satisfaction. Our new service companies got off to a successful start in the summer. Our on-site service teams now succeed in keeping three quarters of all customer appointments. Call center availability is currently around 90 percent. More than 75 percent of incoming calls are answered within 20 seconds. Our customer service was awarded the CCF Quality Award 2007, an accolade presented by the Call Center Forum (CCF), Germany’s largest trade association in this industry, for its performance in the Customer Satisfaction category. Even so, that does not mean everything is perfect – there is still much to improve. We will not achieve our goal of becoming the best service company in our industry overnight, but we are putting everything into it.

The regulatory environment is imposing further line losses on us in our traditional fixed-network business. The fact remains that in Broadband/Fixed Network we continued to lose fixed-network lines. Nonetheless, we still maintain a share of around 80 percent in the traditional fixed-network market. The regulatory situation is designed to make Deutsche Telekom AG lose more subscriber lines. We did manage, however, despite fiercer competition, to limit these losses to the same level as in the prior year. This trend is caused by regulation, competition, and technological progress. Of course, we will continue fighting for each and every customer and will improve our competitiveness by means of a strict cost management policy. We will reinvest a considerable proportion of the savings to expand our position in the markets of tomorrow. Our success in broadband business in particular has allowed us to compensate partially for our revenue losses in the traditional subscriber line business.

Our Save for Service efficiency program that was launched in the 2007 financial year exceeded the planned EUR 2 billion in savings, with EUR 1.2 billion coming from the domestic fixed-network business alone.

We continued to grow in the mobile communications segment. T-Mobile, one of the world’s leading mobile operators, continued to report strong growth in 2007. The contribution of our mobile communications business to net revenue has risen to around 55 percent, mainly driven by the national companies in the United States, the United Kingdom and Eastern Europe. As of the reporting date, the number of mobile customers worldwide had risen to 119.6 million. T-Mobile USA once again made the largest contribution to continued international growth, recording 28.7 million customers as of the end of the financial year. T-Mobile UK also developed very well, while in Germany, T-Mobile increased its customer base to almost 36 million and, in doing so, defended its market leadership in Germany.

Our international acquisitions have also contributed to this development. The acquisition of Orange in the Netherlands added around 2.2 million new customers to our customer base. By taking over SunCom we will continue strengthening our competitive position in the United States.

Our mobile Internet business has again developed successfully. Mobile Internet and the further development of Web 2.0 are two future trends that generate additional growth. Our efforts to leverage this potential to the best of our Company continue. For example, we generated revenues of almost EUR 2 billion from mobile data business – excluding text and MMS messaging – in the 2007 financial year; that represents a year-on-year increase of 40 percent. The number of web’n’walk users – customers who use their mobile phones to surf the Internet – rose to around 3.2 million throughout Europe. Our community product, MyFaves, has already attracted more than 5 million customers in the United States. We launched it on the German market in fall 2007. Other major steps included the launch of the iPhone, for which we hold the exclusive marketing rights in Germany, and our partnerships with Google or Yahoo.

Realignment of T-Systems has made progress. We will bring our business customers arm, T-Systems, back on track. We will concentrate on providing network-centric ICT services, which is why we have moved out of the broadcasting business with the sale of Media Broadcast and have begun the search for strong partners in the field of Systems Integration. We are confident that we will bring things to a conclusion soon.

Despite the decline in domestic revenues in 2007, we successfully defended our market leadership in Germany in 2007. Outside Germany, we even recorded growth above the market average. We also set ourselves ambitious targets for big deals and signed a number of large-scale contracts, for instance with Royal & SunAlliance, Airbus, Centrica and Lidl. On the German market, we made gains in the area of Dynamic Services in particular, with more than 30 new customers in the third quarter of 2007. In addition, we intend to expand our leading position in the automotive sector. We will greatly simplify our structures and processes as an essential prerequisite for the success of T-Systems.

6 | 7

TO OUR SHAREHOLDERS

Letter to our shareholders

We have continued staff restructuring to be able to tackle future challenges. We will also have to maintain our staff reduction measures in the coming years. At the same time, we plan to take on up to 4,000 new employees in 2008. Moreover, we will again offer another 3,800 additional traineeships this year in career areas with strong prospects for the future. Focusing on sustainable human resources development, we are increasingly concentrating on nurturing young staff and bringing in experts with professional experience, for example in the areas of information technology (IT), product development, business administration, as well as sales and service. Our long-term personnel development is geared towards maintaining an excellently qualified, future-proof workforce which, in turn, will continue to strengthen the Company’s competitiveness.

Our vision of the Company’s future. Our industry continues to change at a rapid pace, due above all to the technology trends in the sector and, as a result, the changing needs of those who use our products and services. IP-based communications networks and content services will gain further prominence. We therefore want to make Deutsche Telekom an international market leader for services that promote connected life and work. The focus is on technically superior, fast network access, Internet-based communication services and the management of digital content. We make major contributions to innovation, for example for the mobile Internet and state-of-the-art telecommunications infrastructures.

2007 was a demanding year for all of us – employees, management and shareholders alike. The fact that we achieved our targets for 2007 underlines the superior commitment of all our employees. On behalf of the entire Board of Management, I would like to offer my thanks to everyone. Dear shareholders, your trust and confidence was a great support for us. At the time of writing, we know we cannot expect you to be satisfied with our current share price. However, since giving you an appropriate return on your capital is one of our top priorities, we have decided to raise the dividend. We anticipate that adjusted EBITDA and free cash flow will remain at the same level in 2008 as in the prior year. In view of the sound balance sheet, net profit and free cash flow generated, we will continue to work to offer you, our shareholders, an attractive dividend in the future. We intend to do everything we can to earn your confidence also in 2008.

Bonn, February 2008

Sincerely,

René Obermann

Chairman of the Board of Management

Deutsche Telekom AG

The Board of Management of Deutsche Telekom AG in 2007/2008.

René Obermann.

Chairman of the Board of Management.

Born in 1963. After training to become an industrial business administrator at BMW AG in Munich, in 1986 René Obermann set up the ABC Telekom trading company in Münster. In 1991 he became Managing Partner of Hutchison Mobilfunk GmbH, the successor company of ABC Telekom, and was Chairman of the company’s Managing Board from 1994 to 1998. Between April 1998 and March 2000, René Obermann was Managing Director, Sales at T-Mobile Deutschland, and then served as Chairman of the Managing Board until March 2002. From June 2001 to December 2002, he was Member of the Board of Management of T-Mobile International AG, responsible for European Operations and Group Synergies. In November 2002, René Obermann moved to the Board of Management of Deutsche Telekom AG, where he headed the department responsible for T-Mobile and, in December 2002, was also appointed Chairman of the Board of Management of T-Mobile International AG. On November 13, 2006 René Obermann took over as Chairman of the Board of Management of Deutsche Telekom AG

Dr. Karl-Gerhard Eick.

Board member responsible for Finance, Deputy Chairman of the Board of Management.

Born in 1954. Karl-Gerhard Eick studied business administration in Augsburg, where he earned his doctorate in 1982. Until 1988 he was employed in various positions at BMW AG in Munich – most recently as Head of Controlling in the Chairman’s department. From 1989 to 1991, Dr. Eick worked for WMF AG in Geislingen as Head of Controlling. Between 1991 and 1993, he headed the central unit for Controlling, Planning and IT at Carl Zeiss Gruppe, Oberkochen. From 1993 through 1998, Dr. Eick was in charge of the Finance division on the Board of Management of Gehe AG, Stuttgart, a company of the Haniel group. In 1999 he moved to the group’s strategic management holding – Franz Haniel & Cie. GmbH, Duisburg – where he headed the board department for Controlling, Business Administration and IT. Since January 2000, Karl-Gerhard Eick has been responsible for the Finance department on Deutsche Telekom AG’s Board of Management and has been Deputy Chairman of the Board since 2004. In addition, he assumed temporary responsibility for Deutsche Telekom AG’s Human Resources department between January 1 and May 1, 2007. From June 1 through November 30, 2007 Dr. Eick was also interim Member of the Board of Management responsible for Business Customers.

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From left to right: Hamid Akhavan, Dr. Karl-Gerhard Eick, René Obermann, Timotheus Höttges, Thomas Sattelberger and Reinhard Clemens.

Thomas Sattelberger.

Board member responsible for Human Resources.

Born in 1949. After completing his business administration studies at the Baden- Württemberg University of Cooperative Education, Thomas Sattelberger started his professional career in 1975 in the Central Directorate for Education and Development at the Daimler-Benz group in Stuttgart. From 1982 through 1988, he was responsible for training and executive development at the Daimler group company MTU Motoren- und Turbinen-Union GmbH in Munich /Friedrichshafen. In 1989, Thomas Sattelberger became Head of Management Development, Training & Customer Care at Mercedes-Benz AG, International Sales Organization in Stuttgart, which he left in 1990 to become Head of Management Development & Education at Daimler Benz Aerospace AG in Munich. From 1994 to 2003, Thomas Sattelberger worked for Deutsche Lufthansa AG in Frankfurt, where he began as Head of Group Executives and HR Development, and in 1999 went on to become Executive Vice President, Product & Service as a member of the Executive Board of Lufthansa Passage Airline, responsible for service operation and product development. Between 2003 and 2007 he served as Chief Human Resources Director of Continental AG in Hanover. Since May 3, 2007, Thomas Sattelberger has been Member of the Deutsche Telekom AG Board of Management responsible for Human Resources and Arbeitsdirektor (Labor Director).

Timotheus Höttges.

Board member responsible for T-Home and Sales and Service.

Born in 1962. After studying business administration in Cologne, Timotheus Höttges spent three years at the Mummert + Partner business consulting firm in Hamburg. In late 1992 he moved to the VIAG group in Munich, where he held various commercial positions, most recently as a member of the extended management board responsible for Controlling, Mergers & Acquisitions, and was project manager in the merger of VIAG AG with VEBA AG to create E.ON AG. In September 2000 Timotheus Höttges moved to Deutsche Telekom, initially as Managing Director of Finance and Controlling at T-Mobile Deutschland and, from April 2002 to December 2004, as Chairman of the Managing Board of T-Mobile Deutschland. He then became Chief Sales and Service Officer at T-Mobile International. As such, he was responsible for Sales and Service in Europe. Since December 5, 2006, Timotheus Höttges has been Member of the Deutsche Telekom AG Board of Management, responsible for T-Home and for all domestic sales and service activities of T-Mobile and T-Home.

Hamid Akhavan.

Board member responsible for T-Mobile, Product Development, and Technology and IT Strategy.

Born in 1961. After graduating in electrical engineering and computer science and receiving a Master’s degree from the Massachusetts Institute of Technology (MIT), Hamid Akhavan held several executive positions at Teligent Inc., an international company providing fixed wireless access over broadband lines, and at a number of other technology companies. In September 2001, Hamid Akhavan moved to T-Mobile International AG and in December 2002, was appointed to the T-Mobile Board of Management as Chief Technology and Information Officer (CTO). In addition, in September 2006, he assumed the position of Deutsche Telekom Group CTO. Hamid Akhavan has been responsible for mobile communications on the Board of Management of Deutsche Telekom since December 5, 2006, and is also Chairman of the Board of Management of T-Mobile International AG & Co. KG. He is in charge of the mobile communications subsidiaries in Western and Eastern Europe and of Deutsche Telekom AG’s national companies in Europe that are active in both the fixed-network and the mobile-communications markets. Hamid Akhavan’s Group-wide responsibilities also include innovation and product development in the consumer segment as well as the areas of technology, IT and procurement.

Reinhard Clemens.

Board member responsible for Business Customers.

Born in 1960. Reinhard Clemens graduated with a degree in electrical engineering from the university in Aachen, where he also worked as a research assistant for the machine tool engineering chair. Reinhard Clemens launched his career as General Manager of the Association for Industry Automation in 1990. From 1994, Reinhard Clemens held various positions in sales, service and outsourcing at the IBM group until he left the company in 2001 to join Systematics AG. There he served as member of the board of management responsible for sales. In 2001, Reinhard Clemens began working for EDS in Germany. As chairman of the executive board, he was responsible for sales, business operations and strategy in Central Europe. Since December 1, 2007, Reinhard Clemens has been Member of the Board of Management of Deutsche Telekom AG, responsible for Business Customers, and Chairman of the T-Systems Board of Management.

Supervisory Board’s report to the shareholders’ meeting 2008.

Although Deutsche Telekom continued to operate in an extremely intensive competitive and tough regulatory environment in the 2007 financial year, the Group stabilized its business in Germany, achieved considerable success in the broadband business, and recorded further international growth. The Supervisory Board intensively pursued its responsibility to oversee and advise the Board of Management on managing its business activities in compliance with statutory requirements.

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Supervisory Board’s report

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Supervisory Board activities in the 2007 financial year.

The Supervisory Board continuously monitored the management of business and the management of the Group by the Board of Management. The benchmark for this monitoring role was in particular to ensure that the management of business and the management of the Group were lawful, compliant, appropriate, and efficient. The written and oral reports of the Board of Management formed the primary basis for complying with the statutory task of monitoring. The Board of Management regularly reported to the Supervisory Board on the corporate planning, business developments, and significant business transactions of the Company and of principal subsidiaries and associates. At the meetings of the Supervisory Board and its committees, the Supervisory Board regularly reviewed the current situation of the Company on the basis of the Board of Management’s written and oral reports. In particular, the development of the business was discussed in all of the Supervisory Board meetings. The Board of Management completely fulfilled its duties to inform the Supervisory Board. The reports of the Board of Management met the requirements imposed on them by law, good corporate governance, and by the Supervisory Board with regard to both content and scope. In addition to the reports, the Supervisory Board asked for supplementary information and details to be submitted. The Supervisory Board critically analyzed the plausibility of, scrutinized and reviewed the reports and other information submitted by the Board of Management.

A catalogue produced by the Supervisory Board, which is an integral part of the Rules of Procedure of the Supervisory Board and the Board of Management, lists the types of transactions and measures of fundamental importance for which the Board of Management has to obtain approval from the Supervisory Board. The Supervisory Board discussed with the Board of Management and thoroughly reviewed the transactions and measures that had to be submitted to the Supervisory Board for approval. The discussions and reviews regularly focused on the benefits and effects of the transaction concerned. The Supervisory Board approved all the transactions and measures submitted to it for approval.

Between meeting dates, the Chairman of the Supervisory Board at regular intervals discussed the strategy with the Board of Management, and especially its chair, and was informed about business activities and significant events.

In addition to the issues covered by legally required regular reports, the following issues were discussed and reviewed in detail by the Supervisory Board:

•	The development of the Group’s strategy; This was in particular the subject of an in-depth conference between the Board of Management and the Supervisory Board, which lasted for two days.
•	The development of the regulatory and competitive environment, and the resulting actions associated with Group strategy and planning.
•	Budget and medium-term planning and dividend policy of the Group.
•	Corporate governance, particularly with a view to the recommendations and suggestions as outlined in the German Corporate Governance Code and as required by U.S. law (Sarbanes-Oxley Act).
•	Formation and development of the service companies.
•

Development of the Group’s portfolio of shareholdings, especially the acquisition of Orange NL and SunCom Wireless Holding Inc. (United States) as well as the sale of T-Online France, T-Online Spain, Vivento Technical Services, and Media Broadcast GmbH. The respective resolutions were passed in each case on the basis of detailed documents and in-depth discussion of the contents.

•

Realignment of the Board of Management’s schedule of responsibilities, appointment of a new Board member responsible for Human Resources and Labor Director and appointment of a new Board member responsible for Business Customers.

•

Results of the impairment tests according to FAS 141, 142 that must be carried out at regular intervals under American accounting standards (U.S. GAAP), and review of accounting methods used for intangible assets in accordance with German GAAP.

•	Development of staff requirements and workforce levels in the Deutsche Telekom Group.
•	Risk exposure of the Group.
•	Supervisory Board’s motions for resolution to the shareholders’ meeting.

The Supervisory Board and its Audit Committee monitored the Board of Management to verify that it acted lawfully and ensured compliance with legal provisions and internal policies, for example through a compliance organization established throughout the Group. The Supervisory Board requested regular reports from the Board of Management on the Group-wide risk management and risk controlling systems set up by the Board of Management. On the basis of its reviews, which included discussions with the external auditors, the Supervisory Board came to the conclusion that the Group-wide risk management and risk controlling systems are effective and adequate.

Organization of the Supervisory Board’s activities.

To increase the efficiency of its work, and taking into consideration the specific requirements placed on the Supervisory Board of Deutsche Telekom AG, the Supervisory Board established the following committees (which all have equal representation of shareholders’ and employees’ interests):

The General Committee is responsible for preparing the meetings and major decisions of the Supervisory Board, as well as for all matters relating to the individual members of the Board of Management. It is made up of Dr. Thomas Mirow, Lothar Schröder, Wilhelm Wegner, and Dr. Klaus Zumwinkel (committee chairman until February 27, 2008).

The Finance Committee deals with complex corporate activities in the areas of finance and business management, which are assigned to it by the chair of the Supervisory Board or the Supervisory Board as a whole for review and advice. The members of the Finance Committee are Hermann Josef Becker (from January 15, 2008), Lawrence H. Guffey, Dr. Klaus G. Schlede (committee chairman), Wolfgang Schmitt (until December 31, 2007), Lothar Schröder, Bernhard Walter, and Wilhelm Wegner.

The Audit Committee deals with issues relating to accounting and risk management, the requisite independence of auditors, the engagement of auditors, the definition of key audit areas, agreement of the engagement fee, and, within the scope of mandatory German law, all tasks assigned to the Audit Committee under U.S. law for listed companies headquartered outside the United States. The members of the Audit Committee are Hermann Josef Becker (from January 15, 2008), Lawrence H. Guffey, Dr. Klaus G. Schlede (committee chairman), Wolfgang Schmitt (until December 31, 2007), Lothar Schröder, Bernhard Walter, and Wilhelm Wegner.

The Staff Committee deals with personnel matters at Deutsche Telekom AG, in particular the Company’s staff structure and human resources development and planning. The members of the committee are Dr. Hubertus von Grünberg, Lothar Schröder (committee chairman), Wilhelm Wegner, and Dr. Klaus Zumwinkel (until February 27, 2008).

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Supervisory Board’s report

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The Nomination Committee, which was newly established in 2007, is responsible for proposing to the Supervisory Board suitable candidates for recommendation to the shareholders’ meeting for election. In accordance with the recommendation outlined in the German Corporate Governance Code, this committee consists exclusively of shareholder representatives. The members of the committee are Dr. Thomas Mirow and Dr. Klaus Zumwinkel (chairman until February 27, 2008).

The Mediation Committee required pursuant to § 27(3) of the German Codetermination Act (Mitbestimmungsgesetz – MitbestG) performs the duties incumbent on it under the law. Its members are Dr. Hubertus von Grünberg, Lothar Schröder, Wilhelm Wegner, and Dr. Klaus Zumwinkel (committee chairman until February 27, 2008).

The chair of each committee regularly informed the Supervisory Board of the content and results of committee meetings.

Meetings of the Supervisory Board.

In the 2007 financial year, the Supervisory Board held four regular meetings and four extraordinary meetings. The Supervisory Board also met for an in-depth conference with the Board of Management to discuss the Group’s strategic alignment. The General Committee of the Supervisory Board met eleven times during the reporting year. The Audit Committee met four times during the 2007 financial year. The Supervisory Board’s Staff Committee met twice. In addition, there were three joint meetings of the General and the Finance Committees. The Mediation Committee met once in the 2007 financial year. There were no events subject to reporting in accordance with the recommendations of the German Corporate Governance Code with regard to the frequency of the Board members’ participation in Supervisory Board meetings in the 2007 financial year.

Conflicts of interest.

Ulrich Hocker has been a member of the Supervisory Board of Deutsche Telekom AG and is also Manager in Chief of Deutsche Schutzvereinigung für Wertpapierbesitz e. V. (DSW). DSW represents and supports the interests of investors in various judicial and extra-judicial proceedings against Deutsche Telekom AG, particularly in appraisal rights proceedings associated with the merger of T-Online International AG into Deutsche Telekom AG and in proceedings connected with the valuation of real estate held by Deutsche Telekom AG. To ensure from the outset that no conflict of interest could arise in connection with proceedings conducted or supported by DSW against Deutsche Telekom AG, Mr. Hocker declared to the Supervisory Board that, as a member of the Supervisory Board, he would decline to receive reports or information, participate in decisions or attend Supervisory Board or committee meetings where matters in which DSW was representing or supporting interests against Deutsche Telekom AG were discussed. Mr. Hocker also stated that, where necessary, he would consult the chair of the Supervisory Board to determine how to address any conflict of interest.

Corporate governance.

The Supervisory Board and Board of Management are aware that good corporate governance in the interests of the Company’s shareholders and capital markets is an essential precondition for corporate success. The German Corporate Governance Code and a number of relevant provisions under U.S. law have therefore been integrated in the Company’s statutes. In December 2007, the Board of Management and Supervisory Board issued their annual declaration of conformity with the Corporate Governance Code. In addition, the Company’s corporate governance policy is also being presented in a separate chapter of this Annual Report (pp. 23 – 27).

Changes in the composition of the Board of Management.

As of the end of December 31, 2006, Dr. Heinz Klinkhammer resigned from his position as Board member responsible for Human Resources and Labor Director of Deutsche Telekom AG for personal reasons. The Supervisory Board gave Dr. Karl-Gerhard Eick temporary responsibility for the Human Resources Board department and the position of Labor Director from January 1, 2007. At its meeting on May 2, 2007, the Supervisory Board of Deutsche Telekom AG appointed Thomas Sattelberger as the new Board member responsible for Human Resources and Labor Director, effective May 3, 2007.

As of the end of May 31, 2007, Lothar Pauly resigned from his position as Board member responsible for Business Customers and Production at his own requests and by agreement with the Supervisory Board. At an extraordinary meeting of the Supervisory Board on June 6, 2007, Dr. Karl-Gerhard Eick was given temporary responsibility for Direct Sales, Business Customers, and Billing. At the same meeting, Hamid Akhavan was given responsibility for Technology, IT and Processes, as well as for Procurement and Infrastructure. At its meeting on September 29, 2007, the Supervisory Board appointed Reinhard Clemens as Board member responsible for Business Customers, effective December 1, 2007.

Changes in the composition of the Supervisory Board.

Shareholder representatives: There were no changes in the composition of the Supervisory Board among shareholder representatives in the 2007 financial year. The shareholders’ meeting held on May 3, 2007 elected as shareholder representatives the Supervisory Board members who had previously been appointed by order of court, Lawrence H. Guffey and Ulrich Hocker, for the period up to the end of the shareholders’ meeting that will pass a resolution on the approval of Supervisory Board’s actions for the 2011 financial year. In the 2008 financial year, Dr. Klaus Zumwinkel resigned as Chairman of the Supervisory Board and as a member of the Supervisory Board effective the end of the meeting on February 27, 2008. The Supervisory Board proposes to the shareholders’ meeting that Prof. Dr. Ulrich Lehner be elected to the Supervisory Board. The intention is for Prof. Dr. Lehner also to be the new Chairman of the Supervisory Board. Hans Martin Bury was proposed for election to the Supervisory Board to replace Dr. Klaus G. Schlede, who will leave the Supervisory Board effective as of the end of the 2008 shareholders’ meeting. In its meeting on February 27, 2008, the Supervisory Board elected Dr. Klaus G. Schlede as Chairman for the period until Prof. Dr. Ulrich Lehner joins the Supervisory Board.

Employee representatives: As of the end of the shareholders’ meeting held on May 3, 2007, Ursula Steinke resigned her seat on the Supervisory Board because of her retirement from the Company. She was replaced by Sylvia Kühnast, who was appointed to the Supervisory Board by court order with effect from May 3, 2007. With effect from the end of December 31, 2007, Wolfgang Schmitt resigned from his position as Supervisory Board member representing executives and senior executives because of his retirement from the Company. He was replaced by Hermann Josef Becker, who was appointed to the Supervisory Board by court order with effect from January 1, 2008.

The Supervisory Board would like to thank the former members of both Boards for the effort they committed to the good of the Company.

Review of annual financial statements of the parent company and consolidated financial statements for the 2007 financial year.

The Board of Management prepared the annual financial statements and the management report as well as the consolidated financial statements and the Group management report of Deutsche Telekom AG on February 11, 2008 and submitted them, together with the proposal for the appropriation of net income, on time to the Supervisory Board.

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Supervisory Board’s report

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PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, and Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Stuttgart, which were jointly appointed as auditors of the single-entity financial statements and auditors of the consolidated financial statements (external auditors) for the 2007 financial year by the shareholders’ meeting, audited the annual financial statements and management report prepared in accordance with the provisions of the German Commercial Code (Handelsgesetzbuch – HGB) as well as the consolidated financial statements and Group management report prepared in accordance with IFRS as adopted by the EU and the additional requirements of German commercial law pursuant to § 315a (1) HGB. They issued an unqualified audit opinion in each case. The audit of the consolidated financial statements also included the additional request to express an opinion as to whether they comply with IFRS as issued by the IASB.

The auditors submitted their reports on the nature and extent as well as the result of their audits (audit reports) to the Supervisory Board. The documentation on the aforementioned financial statements, the auditors’ audit reports, and the Board of Management’s proposal for the appropriation of net income were made available to the members of the Supervisory Board in good time.

The Supervisory Board also reviewed the documents submitted by the Board of Management and the audit reports of the external auditors.

In preparation for the Supervisory Board’s review and resolution, the Audit Committee first concerned itself thoroughly with the aforementioned documents. At its meeting held on February 26, 2008, the Audit Committee asked the members of the Board of Management to explain thoroughly the annual financial statements, the management report, the consolidated financial statements, and the Group management report, as well as the Board of Management’s proposal for the appropriation of net income. In addition, questions posed by Committee members were answered. Moreover, the external auditors, who also attended the meeting, explained their audits, in particular their key audit areas and the significant results of their audits, as well as their audit reports. The members of the Audit Committee took cognizance of and critically reviewed the audit reports and audit opinions, and discussed them, as well as the audits themselves, with the auditors. The review included questions about the nature and extent of the audits and about the audit results. The Audit Committee satisfied itself that the audits and audit reports were compliant. In particular, it satisfied itself that the audit reports – as well as the audits conducted by the external auditors – met the legal requirements. The Audit Committee recommended to the Supervisory Board that it should accept the results of the audits by the auditors and approve the annual financial statements and the consolidated financial statements by the auditors and, since in its opinion there were no objections to the documents submitted by the Board of Management, approve the annual financial statements and the consolidated financial statements.

The Supervisory Board performed the final review of the annual financial statements, management report, consolidated financial statements, and Group management report as well as the Board of Management’s proposal for the appropriation of net income on February 27, 2008, taking into account the report and recommendations of the Audit Committee and the audit reports of the external auditors. The members of the Board of Management also attended this meeting, explained the documents they had submitted, and answered the questions of the members of the Supervisory Board. The external auditors also attended this meeting, reported on their audits and their main audit results, explained their audit reports, and answered questions of the members of the Supervisory Board on the nature and extent of the audits and the audit results. This and the report presented by the Audit Committee allowed the Supervisory Board to satisfy itself that the audits and audit reports were compliant. Following the recommendation of the Audit Committee, the Supervisory Board concurred with the result of the audits conducted by the external auditors.

Based on the final result of the Supervisory Board’s own review of the annual financial statements, management report, consolidated financial statements, and Group management report as well as the Board of Management’s proposal for the appropriation of net income, there were no objections to be raised. Following the recommendation of the Audit Committee, the Supervisory Board approved the annual financial statements and the consolidated financial statements. In particular, the Supervisory Board approved the transfer of around EUR 6.6 billion in profit after income taxes from the single-entity financial statements of Deutsche Telekom AG (income after taxes) to other retained earnings in accordance with § 58 (2) of the German Stock Corporation Act (Aktiengesetz – AktG) in conjunction with § 19 (3) of the Articles of Incorporation. The approval of the Supervisory Board means that the annual financial statements are approved. The Supervisory Board’s assessment of the position of the Company and the Group is the same as that of the Board of Management presented in its management report and Group management report.

The Supervisory Board approved the Board of Management’s proposal for the appropriation of net income and concurred with its proposal despite criticism voiced by the employees’ representatives. At the time of the approval of the Company’s medium-term financial planning for the next three years by the Board of Management and the Supervisory Board on December 6, 2007, the Supervisory Board concerned itself intensively with the medium-term financial and investment plans, in particular with the development of earnings, free cash flow, and balance sheet ratios. Against this background, the Board of Management and the Supervisory Board announced already on December 6, 2007 their intention to propose to the shareholders’ meeting – subject to the approved annual financial statements for the 2007 financial year – to increase the dividend from previously EUR 0.72 to EUR 0.78 per share carrying dividend rights. The Board of Management’s proposal regarding the appropriation of net income, submitted on February 11, 2008, was discussed at the Audit Committee meeting on February 26, 2008 and the Supervisory Board meeting on February 27, 2008, with external auditors present at both meetings. The proposal foresaw a total dividend payment of around EUR 3.4 billion and a carryforward of the remaining balance to unappropriated net income of around EUR 3.3 billion. In consideration of the medium-term finance and investment plans and in particular the development of the Company’s earnings, free cash flow, and balance sheet ratios, and in the interest of an attractive dividend policy, the proposal was adopted.

Review of the dependent company report.

The Board of Management’s dependent company report for the 2007 financial year was finalized on February 11, 2008 and presented to the Supervisory Board in good time.

The external auditors audited the dependent company report and issued the following audit opinion:

“Based on the results of our statutory audit and our judgment we confirm that

1. the actual information in the report is correct;

2. the Company’s compensation with respect to the legal transactions listed in the report was not inappropriately high.”

The external auditors submitted the audit report to the Supervisory Board. The dependent company report and the respective audit report were made available to all members of the Supervisory Board in good time.

The Supervisory Board for its part reviewed the dependent company report of the Board of Management and the audit report of the external auditors.

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Supervisory Board’s report

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In preparation for the Supervisory Board’s review and resolution, the Audit Committee first concerned itself thoroughly with the aforementioned documents. At its meeting held on February 26, 2008, the Audit Committee asked the members of the Board of Management to explain the details of the dependent company report. In addition, questions posed by Committee members were answered. Moreover, the external auditors, who also attended the meeting, reported on their audit, in particular their key audit areas and the significant results of their audit, and explained their audit report. The members of the Audit Committee took cognizance of and critically reviewed the audit report and audit opinion, and discussed them, as well as the audits themselves, with the auditors. The review included questions about the nature and extent of the audit and about the audit results. The Audit Committee satisfied itself that the audit and audit report were compliant. In particular, it satisfied itself that the audit report – as well as the audit conducted by the external auditors – met the legal requirements. The Audit Committee recommended to the Supervisory Board to approve the results presented by the external auditors, as the Committee sees no grounds for objections to the Board of Management’s declaration at the end of the dependent company report.

The Supervisory Board performed the final review at its meeting on February 27, 2008, taking into account the audit report of the external auditors. The members of the Board of Management also attended this meeting, explained the dependent company report, and answered the questions of the members of the Supervisory Board. The external auditors also attended this meeting, reported on their audit of the dependent company report and their main audit results, explained their audit report, and answered questions of the members of the Supervisory Board on the nature and extent of the audit of the dependent company report and the audit results. This and the report presented by the Audit Committee allowed the Supervisory Board to satisfy itself that the audit of the dependent company report and audit report were compliant. In particular, it satisfied itself that the audit report – as well as the audit conducted by the external auditors – met the legal requirements. The Supervisory Board examined the dependent company report above all for completeness and accuracy. In doing so, it also satisfied itself that the group of dependent companies had been defined with due care and that the necessary systems for recording legal transactions and measures subject to disclosure had been put in place. The review did not reveal any indications of objections to the dependent company report. Following the recommendation of the Audit Committee, the Supervisory Board concurred with the result of the audit of the dependent company report conducted by the external auditors. Based on the final result of the Supervisory Board’s own review of the dependent company report, there are no objections to the Board of Management’s declaration at the end of the dependent company report.

The Supervisory Board would like to thank the members of the Board of Management and all of Deutsche Telekom’s employees for their commitment and dedication in the 2007 financial year.

Bonn, February 27, 2008

The Supervisory Board

Dr. Klaus Zumwinkel

Chairman

Members of the Supervisory Board of Deutsche Telekom AG in 2007.

Shareholder representatives:

Dr. Hubertus von Grünberg.

Member of the Supervisory Board since May 25, 2000.

Serves on the Supervisory Board of Continental Aktien-

gesellschaft, Hanover, and on other supervisory boards.

Lawrence H. Guffey.

Member of the Supervisory Board since June 1, 2006.

Senior Managing Director, The Blackstone Group

International Ltd., London.

Ulrich Hocker.

Member of the Supervisory Board

since October 14, 2006.

Manager in Chief, Deutsche Schutzvereinigung

für Wertpapierbesitz e. V. (DSW), Düsseldorf.

Ingrid Matthäus-Maier.

Member of the Supervisory Board since May 3, 2006.

Chairwoman of the Board of Managing Directors,

KfW Bankengruppe, Frankfurt/Main.

Dr. Thomas Mirow.

Member of the Supervisory Board since January 17, 2006.

State Secretary, Federal Ministry of Finance, Berlin.

Prof. Dr.-Ing. Wolfgang Reitzle.

Member of the Supervisory Board since February 10, 2005.

Chairman of the Executive Board, Linde AG, Munich.

Prof. Dr. Wulf von Schimmelmann.

Member of the Supervisory Board since May 3, 2006.

Former Chairman of the Board of Management,

Deutsche Postbank AG, Bonn.

Dr. Klaus G. Schlede.

Member of the Supervisory Board since May 20, 2003.

Member of the Supervisory Board, Deutsche Lufthansa AG,

Cologne.

Bernhard Walter.

Member of the Supervisory Board since May 27, 1999.

Former Chairman of the Board of Managing Directors,

Dresdner Bank AG, Frankfurt/Main.

Employee representatives:

Lothar Schröder.

Member of the Supervisory Board since June 22, 2006.

Deputy Chairman of the Supervisory Board since June 29, 2006.

Member of the ver.di National Executive Board, Berlin.

Hermann Josef Becker.

Member of the Supervisory Board since January 1, 2008.

Member of the management of Deutsche Telekom Direct Sales

and Consulting and Chairman of the Group Executive Staff

Representation Committee and Executive Staff Representation

Committee at Deutsche Telekom AG, Bonn.

Monika Brandl.

Member of the Supervisory Board since November 6, 2002.

Chairwoman of the Central Works Council at

Group Headquarters/GHS, Deutsche Telekom AG, Bonn.

Josef Falbisoner.

Member of the Supervisory Board since October 2, 1997.

Chairman of the District of Bavaria, ver.di trade union.

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Members of the Supervisory Board

18 | 19

Lothar Holzwarth.

Member of the Supervisory Board since November 6, 2002.

Chairman of the Central Works Council at T-Systems Business

Services GmbH, Bonn.

Sylvia Kühnast.

Member of the Supervisory Board since May 3, 2007.

Expert consultant to the Central Works Council at T-Mobile

Deutschland GmbH, Hanover.

Waltraud Litzenberger.

Member of the Supervisory Board since June 1, 1999.

Deputy Chairwoman of the Group Works Council at Deutsche

Telekom AG, Bonn.

Michael Löffler.

Member of the Supervisory Board since January 1, 1995.

Member of the Works Council at Deutsche Telekom

Netzproduktion GmbH, Bonn, Technical Infrastructure

Branch Office, Central/Eastern District.

Michael Sommer.

Member of the Supervisory Board since April 15, 2000.

Chairman of the German Confederation of Trade Unions (DGB),

Berlin.

Wilhelm Wegner.

Member of the Supervisory Board since July 1, 1996.

Chairman of the Group Works Council and the European

Works Council at Deutsche Telekom AG, Bonn.

The following individuals resigned from the Supervisory Board in 2007:

Wolfgang Schmitt.

Member of the Supervisory Board

from October 2, 1997 to December 31, 2007.

Head of Liaison Office, T-Com Head Office,

Deutsche Telekom AG, Bonn.

Ursula Steinke.

Member of the Supervisory Board

from January 1, 1995 to May 3, 2007.

Expert consultant to the Works Council at

T-Systems Enterprise Services GmbH,

Frankfurt/Main.

The following individuals resigned from the Supervisory Board in 2008:

Dr. Klaus Zumwinkel.

Member of the Supervisory Board

from March 7, 2003 to February 27, 2008.

Chairman of the Supervisory Board

from March 14, 2003 to February 27, 2008.

Former Chairman of the Board of Management,

Deutsche Post AG, Bonn.

Members of the Board of Management of Deutsche Telekom AG in 2007

including seats on the supervisory boards of other companies.

René Obermann.

Chairman of the Board of Management since November 13, 2006

Member of the supervisory boards of the following subsidiaries, associates and joint ventures:

– T-Mobile International AG, Bonn (since 11/2006), Chairman of the Supervisory Board (since 12/2006)

– T-Mobile USA Inc., Bellevue, United States, (since 1/2003), Chairman of the Board of Directors (since 12/2006)

– T-Systems Enterprise Services GmbH, Frankfurt/Main, Chairman of the Supervisory Board (since 12/2006)

– T-Systems Business Services GmbH, Bonn, Chairman of the Supervisory Board (since 12/2006)

Dr. Karl-Gerhard Eick.

Deputy Chairman of the Board of Management

Board member responsible for Finance

Board member responsible for Human Resources (temporary responsibility from January 1, 2007 to May 2, 2007)

Board member responsible for Business Customers (temporary responsibility from June 1, 2007 to November 30, 2007)

Member of the supervisory boards of the following subsidiaries, associates and joint ventures:

– DeTe Immobilien, Deutsche Telekom Immobilien und Service GmbH, Münster (since 2/2002)

– Sireo Real Estate Asset Management GmbH, Heusenstamm, Chairman of the Supervisory Board (from 5/2001 to 12/2007)

– T-Mobile International AG, Bonn (since 3/2000)

– T-Systems Business Services GmbH, Bonn (since 12/2005)

– T-Systems Enterprise Services GmbH, Frankfurt/Main (since 6/2002)

Member of comparable supervisory bodies of companies in Germany or abroad:

– Corpus Immobiliengruppe GmbH & Co. KG, Düsseldorf, Chairman of the Supervisory Board (since 9/2007)

– Deutsche Bank AG, Frankfurt/Main (since 8/2004)

– FC Bayern München AG, Munich (since 10/2004)

Hamid Akhavan.

Board member responsible for T-Mobile, Product Development, and Technology and IT Strategy since December 5, 2006

Member of the supervisory boards of the following subsidiaries, associates and joint ventures:

– T-Mobile Deutschland GmbH, Bonn (since 1/2007)

– T-Mobile Czech Republic a.s., Prague, Czech Republic (since 2/2003)

– T-Mobile Netherlands Holding B.V., The Hague, Netherlands (since 1/2004)

– T-Mobile UK Ltd., Hertfordshire, United Kingdom (since 3/2004)

– T-Venture Telekom Funds Beteiligungs GmbH, Bonn (since 8/2004), Investment Committee

Reinhard Clemens.

Board member responsible for Business Customers since December 1, 2007

– no other seats –

Timotheus Höttges.

Board member responsible for T-Home and Sales and Service since December 5, 2006

Member of the supervisory boards of the following subsidiaries, associates and joint ventures:

– Deutsche Telekom Technischer Service GmbH, Bonn, Chairman of the Supervisory Board (since 10/2007)

– Deutsche Telekom Kundenservice GmbH, Bonn, Chairman of the Supervisory Board (since 11/2007)

– Deutsche Telekom Netzproduktion GmbH, Bonn, Chairman of the Supervisory Board (since 10/2007)

– T-Mobile Austria GmbH, Vienna, Austria (from 5/2006 to 2/2007)

– T-Mobile Austria Holding GmbH, Vienna, Austria (from 2/2003 to 2/2007)

– T-Mobile Deutschland GmbH, Bonn (since 4/2005)

– T-Mobile Czech Republic a.s., Prague, Czech Republic (from 2/2003 to 2/2007)

– T-Mobile Netherlands Holding B.V., The Hague, Netherlands (from 2/2003 to 2/2007)

– T-Mobile UK Ltd., Hertfordshire, United Kingdom (from 3/2004 to 2/2007)

– T-Punkt Vertriebsgesellschaft mbH, Bonn (since 6/2004), Chairman of the Supervisory Board (since 12/2006)

Thomas Sattelberger.

Board member responsible for Human Resources since May 3, 2007

Member of the supervisory boards of the following subsidiaries, associates and joint ventures:

– T-Mobile International AG, Bonn (since 6/2007)

– T-Systems Business Services GmbH, Bonn (since 6/2007)

– T-Systems Enterprise Services GmbH, Frankfurt/Main (since 6/2007)

Board members who left during 2007:

Lothar Pauly.

Board member responsible for Business Customers from October 1, 2005 to May 31, 2007

Member of the supervisory boards of the following subsidiaries, associates and joint ventures:

– Detecon International GmbH, Bonn, Chairman of the Supervisory Board (from 10/2005 to 6/2007)

TO OUR SHAREHOLDERS

Members of the Board of Management Members of the Supervisory Board

20 | 21

Members of the Supervisory Board of Deutsche Telekom AG in 2007

including seats on the supervisory boards of other companies.

Lothar Schröder.

Member of the ver.di National Executive Board, Berlin

– T-Mobile Deutschland GmbH, Bonn (since 8/2003),

Deputy Chairman of the Supervisory Board (since 9/2003)

Hermann Josef Becker.

Member of the management of Deutsche Telekom Direct Sales and Consulting and Chairman of the Group Executive Staff Representation Committee and Executive

Staff Representation Committee at Deutsche Telekom AG, Bonn

– no other seats –

Monika Brandl.

Chairwoman of the Central Works Council at

Group Headquarters/GHS, Deutsche Telekom AG, Bonn

– no other seats –

Josef Falbisoner.

Chairman of the District of Bavaria, ver.di trade union, Munich

– PSD Bank eG, Munich, Augsburg office (since 6/1994)

Dr. Hubertus von Grünberg.

Serves on the Supervisory Board of Continental Aktiengesellschaft, Hanover, and on other supervisory boards

– Allianz Versicherungs-AG, Munich (since 5/1998)

– Continental AG, Hanover, Chairman of the Supervisory Board (since 6/1999)

– Deutsche Post AG, Bonn (from 5/2006 to 7/2007)

– MAN Aktiengesellschaft, Munich (from 2/2000 to 3/2007)

Member of comparable supervisory bodies of companies in Germany or abroad:

– ABB Ltd., Zurich, Switzerland,

Chairman of the Board of Directors (since 5/2007)

– Schindler Holding AG, Hergiswil, Switzerland, Board of Directors (since 5/1999)

Lawrence H. Guffey.

Senior Managing Director, The Blackstone Group International Ltd., London, United Kingdom

Member of comparable supervisory bodies of companies in Germany or abroad:

– Axtel Ote Corp., San Pedro Gaza Garcia, Nuevo Leon, Mexico (since 4/2000)

– Cineworld Corp., London, United Kingdom (since 10/2004)

– TDC AS Corp., Copenhagen, Denmark (since 2/2006)

– Paris Review, New York, United States (since 7/2006)

Ulrich Hocker.

Manager in Chief, Deutsche Schutzvereinigung für Wertpapierbesitz e. V. (DSW), Düsseldorf

– Arcandor AG, Essen (since 7/1998); (formerly: KarstadtQuelle AG)

– E.ON AG, Düsseldorf (since 6/2000)

– Feri Finance AG, Bad Homburg (since 12/2001),

Deputy Chairman of the Supervisory Board (since 12/2005)

– ThyssenKrupp Stainless AG, Duisburg (since 11/2005)

Member of comparable supervisory bodies of companies in Germany or abroad:

– Gartmore SICAV, Luxembourg, Luxembourg (since 5/2005)

– Phoenix Mecano AG, Stein am Rhein, Switzerland (since 8/1988), President of the Administrative Board (since 7/2003)

Lothar Holzwarth.

Chairman of the Central Works Council at T-Systems Business Services GmbH, Bonn

– PSD Bank RheinNeckarSaar eG (since 1/1996), Chairman of the Supervisory Board (since 7/2006)

– T-Systems Business Services GmbH, Bonn (since 9/2006)

Sylvia Kühnast.

Expert consultant to the Central Works Council at T-Mobile Deutschland GmbH, Hanover

– no other seats –

Waltraud Litzenberger.

Deputy Chairwoman of the Group Works Council at Deutsche Telekom AG, Bonn

– PSD Bank Koblenz eG, Koblenz (since 9/1998)

Michael Löffler.

Member of the Works Council at

Deutsche Telekom Netzproduktion GmbH, Bonn,

Technical Infrastructure Branch Office, Central/Eastern District

– no other seats –

Ingrid Matthäus-Maier.

Chairwoman of the Board of Managing Directors, KfW Bankengruppe, Frankfurt/Main

– Deutsche Post AG, Bonn (since 10/2006)

– Deutsche Steinkohle AG, Herne (since 11/2007)

– RAG Aktiengesellschaft, Essen (since 3/2005)

– EVONIK Industries AG, Essen (from 9/2006 to 11/2007); (formerly: RAG Beteiligungs-AG)

– Salzgitter Mannesmann Handel GmbH, Düsseldorf (since 3/2000)

Dr. Thomas Mirow.

State Secretary, Federal Ministry of Finance, Berlin

– no other seats –

Prof. Dr.-Ing. Wolfgang Reitzle.

Chairman of the Executive Board, Linde AG, Munich

– Allianz Lebensversicherungs-AG, Stuttgart (from 12/2002 to 7/2007)

– KION Group GmbH, Wiesbaden (since 6/2007)

– The BOC Group plc.*, Guildford, United Kingdom (since 9/2007)

Prof. Dr. Wulf von Schimmelmann.

Former Chairman of the Board of Management, Deutsche Postbank AG, Bonn

– BHW Bausparkasse AG, Hameln*, Chairman of the Supervisory Board (from 1/2006 to 6/2007)

– BHW Holding AG, Berlin/Hameln* (from 6/2005 to 6/2007), Chairman of the Supervisory Board (from 1/2006 to 6/2007)

– Deutsche Post AG, Bonn (since 8/2007)

– Deutsche Postbank Financial Services GmbH, Frankfurt/Main*, Deputy Chairman of the Supervisory Board (from 6/2001 to 6/2007) – maxingvest ag, Hamburg (since 8/2003); (formerly: Tchibo Holding AG)

– Postbank Filialvertrieb AG, Bonn

(formerly: Deutsche Post Retail GmbH)*, (from 5/2005 to 6/2007), Chairman of the Supervisory Board (from 2/2006 to 6/2007)

– Postbank Finanzberatung AG, Hameln* (from 7/2006 to 6/2007), Chairman of the Supervisory Board (from 8/2006 to 6/2007)

– PB Lebensversicherung AG, Hilden* (from 2/1999 to 6/2007)

– PB Versicherung AG, Hilden* (from 2/1999 to 6/2007)

Member of comparable supervisory bodies of companies in Germany or abroad:

– accenture Corp., Irving, Texas, United States (since 10/2001)

– Altadis S.A., Madrid, Spain (since 5/2004)

– BAWAG P.S.K. AG, Vienna, Austria,

Chairman of the Supervisory Board (since 7/2007)

– Bundesverband deutscher Banken e. V., Berlin,

Member of the Board of Directors (from 1/2005 to 6/2007)

– PB Capital Corp., Wilmington, Delaware, United States*, Chairman of the Board of Directors (from 9/2001 to 6/2007)

– PB (USA) Holdings, Inc., Wilmington, Delaware, United States*, Chairman of the Board of Directors (from 9/2001 to 6/2007)

Dr. Klaus G. Schlede.

Member of the Supervisory Board, Deutsche Lufthansa AG, Cologne

– Deutsche Postbank AG, Bonn (since 4/2000)

– Deutsche Lufthansa AG, Cologne (since 6/1998)

Member of comparable supervisory bodies of companies in Germany or abroad:

– Swiss International Air Lines AG, Basle (Switzerland) (since 9/2005)

Michael Sommer.

Chairman of the German Confederation of Trade Unions (DGB), Berlin

– Deutsche Postbank AG, Bonn,

Deputy Chairman of the Supervisory Board (since 11/1997)

– Salzgitter AG, Salzgitter (since 9/2005)

Member of comparable supervisory bodies of companies in Germany or abroad:

– KfW Bankengruppe, Frankfurt/Main,

Board of Supervisory Directors (since 1/2003)

Bernhard Walter.

Former Chairman of the Board of Managing Directors, Dresdner Bank AG, Frankfurt/Main

– Bilfinger Berger AG, Mannheim (since 7/1998), Chairman of the Supervisory Board (since 5/2006)

– Daimler AG, Stuttgart (since 5/1998); (formerly: DaimlerChrysler AG)

– Henkel KGaA, Düsseldorf (since 5/1998)

– Staatliche Porzellan-Manufaktur Meißen GmbH, Meißen, Deputy Chairman of the Supervisory Board (since 1/2001)

– Wintershall AG, Kassel, Deputy Chairman of the Supervisory Board (since 2/2001)

– Wintershall Holding AG, Kassel (since 11/2006)

Wilhelm Wegner.

Chairman of the Group Works Council and the European Works Council at Deutsche Telekom AG, Bonn

– VPV Allgemeine Versicherungs-AG, Cologne (since 8/1995)

– VPV Holding AG, Stuttgart (since 1/2002)

– Vereinigte Postversicherung VVaG, Stuttgart (since 7/1998)

The following individuals resigned from the Supervisory Board in 2007:

Wolfgang Schmitt.

Member of the Supervisory Board from October 2, 1997 to December 31, 2007

Head of Liaison Office, T-Com Head Office, Deutsche Telekom AG, Bonn

– PSD Bank RheinNeckarSaar eG (since 1993)

– Telemarkt AG, Reutlingen (since 1/2004)

Ursula Steinke.

Member of the Supervisory Board from January 1, 1995 to May 3, 2007 Expert consultant to the Works Council at T-Systems Enterprise Services GmbH, Frankfurt/Main

– no other seats –

The following individuals resigned from the Supervisory Board in 2008:

Dr. Klaus Zumwinkel.

Member of the Supervisory Board from March 7, 2003 to February 27, 2008 Chairman of the Supervisory Board from March 14, 2003 to February 27, 2008 Former Chairman of the Board of Management, Deutsche Post AG, Bonn

– Arcandor AG, Essen (since 5/2003); (formerly: KarstadtQuelle AG)

– Deutsche Lufthansa AG, Cologne (since 6/1998)

– Deutsche Postbank AG, Bonn*, Chairman of the Supervisory Board (since 1/1999)

Member of comparable supervisory bodies of companies in Germany or abroad:

– Morgan Stanley, New York, United States, Board of Directors (since 1/2004)

* Supervisory board seats in companies that are part of the same group, as defined in § 100 (2), Sentence 2 AktG (German Stock Corporation Act).

To our shareholders

Members of the Supervisory Board Corporate governance

22 | 23

Corporate governance.

Sound, systematic corporate governance is particularly important for Deutsche Telekom, an international group with numerous subsidiaries and associated companies. Our Company adheres to national provisions such as the recommendations of the Government Commission for a German Corporate Governance Code as well as international standards applicable to listings on international stock exchanges such as the New York Stock Exchange. The regulations of the United States, including the Sarbanes-Oxley Act which also applies to Deutsche Telekom, are of particular relevance in this context. The Supervisory Board and the Board of Management are convinced that sound corporate governance, taking company and industry-specific issues into account, is an important building block for the future success of Deutsche Telekom. Accordingly, responsibility for compliance with the principles of sound corporate governance is vested in senior management.

In the 2007 financial year, the Board of Management and Supervisory Board once again carefully examined the corporate governance of Deutsche Telekom AG and the Deutsche Telekom Group as well as the contents of the Corporate Governance Code. During the reporting period just ended, Deutsche Telekom AG once again fulfilled all of the Code’s recommendations. The Supervisory Board and Board of Management of Deutsche Telekom AG therefore released an unqualified Declaration of Conformity with the German Corporate Governance Code on December 6, 2007:

Declaration of Conformity pursuant to § 161 of the German Stock Corporation Act (Aktiengesetz – AktG)

I. The Supervisory Board and Board of Management of Deutsche Telekom AG hereby declare that, in the period since submission of the most recent declaration of conformity pursuant to § 161 AktG on December 11, 2006, Deutsche Telekom AG has complied with the recommendations of the Government Commission for a German Corporate Governance Code announced by the Federal Ministry of Justice on July 24, 2006 in the official section of the electronic Federal Gazette (Bundesanzeiger), without exception.

II. The Supervisory Board and Board of Management of Deutsche Telekom AG hereby declare further that Deutsche Telekom AG has complied with the recommendations of the Government Commission for a German Corporate Governance Code, published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (Bundesanzeiger) on July 20, 2007, without exception.

This Declaration of Conformity can be found on the Deutsche Telekom web-site (www.telekom.com) via the following path: Investor Relations/Corporate Governance/Declaration of Conformity. This website also provides access to the superseded Declarations of Conformity from previous years.

Deutsche Telekom AG and its shareholders.

Deutsche Telekom AG has around 2.6 million shareholders worldwide. Due to the wide distribution of shares, the Company makes every effort to keep its shareholders up to date on company developments. To enable a continuous flow of information, the Company operates the T-Share Forum (Forum T-Aktie) which offers shareholders news on current developments and events on a regular basis. The Deutsche Telekom AG website (www.telekom.com) also contains extensive information for retail and institutional investors. A company newsletter, which appears at regular intervals, is another source of useful information for shareholders. The German-language newsletter can be ordered online at the Deutsche Telekom website (German section only).

Non-classified company information is published on the Deutsche Telekom website in German and English.

Shareholders are eligible to participate in the shareholders’ meeting and to exercise their voting rights at the shareholders’ meeting if they are entered in the shareholders’ register and have registered with the Company on time. Voting rights may also be exercised by a proxy. Deutsche Telekom AG is one of the first companies in Germany to broadcast its shareholders’ meetings to the public over the Internet and to enable proxies to be appointed and voting instructions conveyed over the Web. Voting instructions to Deutsche Telekom AG’s proxy voters can be changed via the online dialog even during the shareholders’ meeting, until shortly before votes are cast.

Cooperation between the Supervisory Board and the Board of Management.

The Supervisory Board and the Board of Management work closely together for the good of the Company and maintain regular contact. The Supervisory Board of Deutsche Telekom AG holds four regular meetings a year. In 2007 there were also four extraordinary meetings and one in-depth conference on the strategic alignment of the Company. The Board of Management keeps the Supervisory Board fully and regularly informed in good time of all relevant business developments, plans, potential risks, risk management, compliance, as well as of any deviations from original business plans. The Board of Management regularly submits written reports. The reporting obligations of the Board of Management have been specified by the Supervisory Board and go beyond statutory requirements. The activities of the Board of Management and the Supervisory Board are specified in separate Rules of Procedure. The Rules of Procedure of the Board of Management provide guidance in particular with regard to the departmental responsibilities of its individual members, matters reserved for the Board of Management as a whole, and the majorities required for resolutions. The chair of the Board of Management regularly exchanges information with the chair of the Supervisory Board.

Composition of the Board of Management.

Board of Management responsibilities are distributed across six Board departments. In addition to the central management areas assigned to the chair of the Board of Management, the Board member responsible for Finance, and the Board member responsible for Human Resources, there are three Board departments that combine business area-specific and Group-wide tasks: The Board member responsible for Business Customers; the Board member responsible for T-Home and Sales and Service, and the Board member responsible for T-Mobile, Product Development, and Technology and IT Strategy. Members of the Board of Management must not be older than 62 years of age.

Composition of the Supervisory Board.

The Supervisory Board of Deutsche Telekom AG consists of twenty members, ten representing the shareholders and ten representing the employees. The Supervisory Board members representing the shareholders are elected by the shareholders’ meeting by simple majority. As in previous years, the elections to the Supervisory Board were held on an individual basis at the last shareholders’ meeting on May 3, 2007. The terms of office of the individual Supervisory Board members representing the shareholders end on different dates. This makes it possible to adjust the composition of the Supervisory Board of Deutsche Telekom AG to respond rapidly to any changes in requirements. The Supervisory Board members representing employees are elected by the employees according to the provisions of the German Codetermination Act (Mitbestimmungsgesetz – MitbestG). Their regular mandates having expired after the 2007 shareholders’ meeting, they are currently appointed on the basis of a court order in accordance with the provisions of the Stock Corporation Act. The next regular elections of employee representatives to the Supervisory Board are planned for the second half of 2008. For details about replacements of Supervisory Board members during the reporting period, please refer to the Supervisory Board’s report to the shareholders’ meeting on pages 10 –17 of this Annual Report. After careful study of the issue, the Supervisory Board is convinced that it has a sufficient number of independent members to provide impartial advice to and monitor the Board of Management.

Tasks assigned to the Supervisory Board.

The Supervisory Board advises the Board of Management on issues concerning the governance of the Company and supervises and reviews its activities. The Supervisory Board is directly involved in all decisions of strategic importance to the Company. The work of the Supervisory Board is specified in the Rules of Procedure. To clarify the reporting requirements on the part of the Board of Management, the Supervisory Board has defined a catalogue of transactions subject to approval. This catalogue forms an integral part of the Rules of Procedure for the Supervisory Board and the Board of Management, respectively.

In order to perform its tasks more effectively, the Supervisory Board has currently established six committees: the Mediation Committee as required under § 27 (3) MitbestG; the General Committee to deal with personnel matters of the Board of Management and prepare such issues and the meetings in general for the Supervisory Board; the Staff Committee to advise the Board of Management on personnel questions not connected with the Board of Management; the Finance Committee to deal with complex financial issues and with budgets; and an Audit Committee that performs the tasks of an audit committee in accordance with the German Corporate Governance Code as well as, within the scope of mandatory German law, the tasks of an audit committee under U.S. law, and deals with the annual financial statements before they are discussed by the entire Supervisory Board. Furthermore, the Supervisory Board has formed a Nomination Committee, which consists exclusively of shareholder representatives. The Nomination Committee is responsible for proposing to the Supervisory Board suitable candidates for recommendation to the shareholders’ meeting for election.

The committee chairs report to the Supervisory Board on a regular basis on the work of the committees. The chairman of the Audit Committee, Dr. Schlede, is particularly knowledgeable and experienced in the use of accounting standards and internal control procedures. He is also a financial expert within the meaning of the Sarbanes-Oxley Act. Dr. Schlede is not a former member of the Board of Management of the Company.

The Supervisory Board has set an age limit according to which, as a rule, no person shall be proposed at the shareholders’ meeting for election to the Supervisory Board if, during the term of office for which he or she is to be elected, that person would become 72 years of age.

To the extent permitted under the terms of the law, the Supervisory Board makes use of modern communication media to expedite its work and accelerate the decision-making process in the interests of the Company.

TO OUR SHAREHOLDERS

Corporate governance

24 | 25

The chair of the Supervisory Board coordinates the work of the Supervisory Board and presides over its meetings. Over and above his or her organizational duties in the Supervisory Board, the chair of the Supervisory Board maintains regular contact with the chair of the Board of Management and with the Board of Management as a whole, in order to stay informed about the Company’s strategy, business developments, risk management policy and management measures, and to discuss these with the Board of Management. In this context, the chair of the Board of Management advises the chair of the Supervisory Board of all events that are significant to the situation, development, and governance of the Company.

For further details on the work of the Supervisory Board and its committees, please refer to the Supervisory Board’s report to the shareholders’ meeting on pages 10 –17 of this Annual Report.

Avoiding conflicts of interest.

Board of Management members and Supervisory Board members are obliged to disclose immediately any conflicts of interest to the Supervisory Board. Any functions assumed by members of the Board of Management that are not covered by the Board of Management mandate are subject to approval by the General Committee of the Supervisory Board.

In addition to the provisions of § 15a of the German Securities Trading Act (Wertpapierhandelsgesetz – WpHG), the Company has issued Guidelines on Insider Trading which regulate trading of Deutsche Telekom Group securities by Board members, executive officers and employees, and assure the necessary degree of transparency. Deutsche Telekom AG publishes details of any transactions subject to reporting obligations on the Internet (www.telekom.com) at: Investor Relations/Corporate Governance/Directors’ dealings. No securities transactions subject to disclosure under § 15a WpHG were reported for the 2007 financial year.

Total direct or indirect holdings of shares in the Company or associated financial instruments by members of the Board of Management and the Supervisory Board do not exceed 1 percent of the shares issued by the Company.

Risk and opportunity management.

The management of opportunities and risks arising in connection with the Company’s business activities is of fundamental importance to the Board of Management and the Supervisory Board for professional corporate governance. The Board of Management receives regular reports from the Risk Management department of the Company concerning current risks and their development. In turn, it reports to the Supervisory Board on the risk exposure and the risk management system. The risk management system in place at Deutsche Telekom is evaluated by the external auditors and is constantly being expanded and improved. The responsibility statement by the Board of Management, introduced as a result of the Transparency Directive Implementing Act (Transparenzrichtlinie-Umsetzungsgesetz – TUG), includes in particular a description of the material opportunities and risks in the Group management report. For more information please refer to the section entitled “Risk and opportunity management” of this Annual Report (pp. 92 – 98).

Compliance.

Compliance with legal requirements and Group-internal rules is a significant element of corporate governance for the management of Deutsche Telekom. The Code of Conduct and the Code of Ethics of Deutsche Telekom have been introduced as part of a values and compliance program. The Code of Conduct defines how employees and management should practice value-based and legally compliant conduct in their daily business activities. The Code of Ethics obliges the members of the Group Board of Management and persons who carry special responsibility for financial reporting to act honestly and in compliance with legal provisions.

Deutsche Telekom has a Group-wide compliance organization, which is continuously being expanded. The first element to be introduced was a Compliance Committee that supports the Board of Management in setting up and developing the framework for an effective values and compliance management system. The members of the Compliance Committee are experienced managers in the areas of compliance, legal affairs, corporate auditing, corporate security, and human resources.

Another element of the Company’s values and compliance program is a whistleblower portal that allows users to anonymously report information on potential or actual misconduct by telephone, letter, or electronically. Compliance is monitored by the Audit Committee of the Supervisory Board.

To reduce risks relating to criminal behavior (fraud) within the Group, Deutsche Telekom’s Group Board of Management has set up a standardized Group-wide anti-fraud management system, with the aim of creating structures for the prevention, detection, and penalization of fraud in the Company.

Internal controls over financial reporting.

Deutsche Telekom meets the strict requirements of the U.S. capital markets, specifically Section 404 of the Sarbanes-Oxley Act (S-OX404). To this end, Deutsche Telekom implemented a process to systematically assess the effectiveness of its internal controls over financial reporting. Evidence of its effectiveness throughout the Group has again been provided for the 2007 financial year. The Audit Committee assumes the task of monitoring the accounting and financial reporting processes on behalf of the Supervisory Board. The system of internal controls over financial reporting is updated on an ongoing basis and monitored separately by Internal Auditing and external auditors.

Accounting and audit of financial statements.

An agreement has been reached with the external auditors that the chair of the Supervisory Board/the Audit Committee shall be advised immediately of any issues uncovered during the audit that might give rise to statements of exclusion or reservation in the auditors’ report, unless these issues can be resolved forthwith. Moreover it has been agreed that the auditors shall immediately report any findings and issues which emerge during the audit and which have a direct bearing upon the tasks of the Supervisory Board. According to this agreement, the auditors undertake to inform the Supervisory Board or make a note in their report of any facts discovered during the audit which might indicate a discrepancy in the Declaration of Conformity with the German Corporate Governance Code submitted by the Board of Management and Supervisory Board.

Securities-based incentive systems.

Specific details of the securities-based incentive systems of the Company are contained in the notes to the consolidated financial statements on pages 177 –183 of this Annual Report under “Stock-based compensation plans” and on pages 189 –195 under “Compensation of the Board of Management and Supervisory Board in accordance with § 314 HGB.” These details in the notes to the consolidated financial statements are also an integral part of this Corporate Governance report.

Report on the compensation of the Board of Management.

The compensation of each member of the Board of Management is reported in the notes to the consolidated financial statements, broken down in accordance with statutory requirements into fixed and performance-related components and long-term incentives. For details, please refer to pages 189 –195 of this Annual Report under “Compensation of the Board of Management and Supervisory Board in accordance with § 314 HGB.” These details in the notes to the consolidated financial statements are also an integral part of this Corporate Governance report. A summary of the structure and main features of Board of Management compensation is given below:

The structure, amount and scope of the total compensation of the members of the Board of Management are determined by the General Committee of the Supervisory Board and reviewed on a regular basis. The compensation of the Board of Management members is comprised of various elements. It includes fixed as well as short- and longer-term variable components, various fringe benefits that are also detailed for each Board member in the notes and which are generally payable in the form of benefits in kind, insurance contributions, or taxable non-cash benefits, as well as Board of Management pension entitlements.

The variable components include both components tied to the annual business results and long-term incentives containing risk elements.

The annual variable component is based on the extent to which each member of the Board of Management achieves the targets assigned to them by the General Committee of the Supervisory Board before the beginning of each financial year. If the targets associated with the variable elements of remuneration are achieved in full, around two thirds of the total remuneration will be variable and one third fixed.

Benefits based on the Mid-Term Incentive Plan are offered as long-term incentives containing risk elements. There are also entitlements from stock option plans (see next page for details of the 2001 Stock Option Plan). The Mid-Term Incentive Plan of Deutsche Telekom AG (MTIP) is a Group-wide long-term compensation instrument for senior executives. The members of the Board of Management have participated in it since the 2004 financial year. The plan has a term of three years and is launched annually on a rolling basis for five years. It consists of two share-based, additive and

TO OUR SHAREHOLDERS

Corporate governance

26 | 27

equally weighted success parameters. For the 2007 financial year – as for 2005 and 2006 – one absolute and one relative plan target have been set. The absolute plan target is related to the increase in value of the Deutsche Telekom share. The relative plan target requires the total return of the Deutsche Telekom share to outperform the Dow Jones Euro STOXX Total Return Index. No payments were made against the 2005 MTIP, as neither target was attained.

The 2001 Stock Option Plan was closed for the Board of Management already in 2004. Options granted to current and former members of the Board of Management from tranches of the 2001 Stock Option Plan can still be exercised, provided that the necessary conditions are met. For details, please refer to pages 191–192 in the notes to the consolidated financial statements in this Annual Report. These details in the notes to the consolidated financial statements are also an integral part of this Corporate Governance report.

The terms of the agreements of the Board of Management members are linked to the term of appointment as a member of the Board of Management. To account for the Company’s entitlement to terminate the appointment without this constituting cause for the simultaneous termination of the service agreement, the agreements of all the members of the Group Board of Management contain a clause specifying the maximum severance amount payable to the Board members in the event of their departure in such circumstances.

The Board member’s agreements stipulate a clause prohibiting them from joining a competitor within one year after their departure.

The members of the Board of Management are on principle entitled to a company pension. The amount is based on their final salary, which means that Board of Management members receive a company pension based on a fixed percentage (between 5 and 6 percent) of their last fixed annual salary for each year of service rendered prior to their date of retirement. The maximum pension entitlement, attainable after ten years of Board of Management membership, is 50 (or 60) percent. The rights to benefits are generally vested in accordance with statutory provisions (or contractually vested immediately, in specific cases). Benefits are paid in the form of a lifelong old-age pension, an early-retirement pension, disability pension, and widow and orphans’ pension. All other required details can be found in the notes to the consolidated financial statements on pages 189 –195 of this Annual Report under “Compensation of theBoard of Management and Supervisory Board in accordance this Corporate Governance report.

Members of the Board of Management receive no third-party remuneration for their activity as Board members.

For details of the compensation system and a specification of the long-term incentives containing risk elements, please refer to the notes to the consolidated financial statements, on pages 189 –195 of this Annual Report under “Compensation of the Board of Management and Supervisory Board in accordance with § 314 HGB,” or to the company website (www.telekom.com) under Investor Relations/Corporate Governance/Incentive plans. These details in the notes to the consolidated financial statements are an integral part of this Corporate Governance report.

Report on the compensation of the Supervisory Board.

The compensation of the members of the Supervisory Board is specified in § 13 of the Articles of Incorporation. It takes account of the responsibilities and scope of activity of the members of the Supervisory Board, as well as the financial position and success of the Company. In addition to fixed compensation, the members of the Supervisory Board receive performance-related compensation based on the development of net profit per share. Performance-related compensation also includes variable components linked to the long-term performance of the Company. Special functions such as that of chair or deputy chair of the Supervisory Board and chair or member of any of its committees are taken into account.

The compensation of each member of the Supervisory Board is reported in the notes to the consolidated financial statements, broken down in accordance with statutory requirements into its individual components. For details please refer to pages 189 –195 of this Annual Report under “Compensation of the Board of Management and Supervisory Board in accordance with § 314 HGB.” These details in the notes to the consolidated financial statements are also an integral part of this Corporate Governance report.

No other remuneration was paid by the Company to the members of the Supervisory Board, or advantages extended for services provided individually, in particular advisory services or agency services.

The T-Share.

Top European telecommunications stocks up after turbulent year // Consistent implementation of Group's "Focus, fix and grow" strategy boosts capital market's confidence in T-Share

T-Share information

	2007	2006
Xetra closing prices (€)		
Share price on the last trading day	15.02	13.84
Year high	15.28	14.49
Year low	12.18	10.84
Trading volume		
German exchanges (billions of shares)	7.9	7.8
New York Stock Exchange (ADRs) (millions of shares)	245	187
Tokyo Stock Exchange (millions of shares)	0.6	0.8
Market capitalization on the last trading day (billions of €)	**65.5**	**60.4**
Weighting of the T-Share in major stock indices on the last trading day		
Dax 30 (%)	5.3	5.6
Dow Jones Euro STOXX 50® (%)	1.4	2.0
T-Share – key figures		
Earnings per share (basic and diluted) (€)	0.13	0.74
Proposed dividend (€)	0.78	0.72
Number of shares issued (millions, at year-end)	4,361.12	4,361.12

TO OUR SHAREHOLDERS

The T-Share

28 | 29

Capital markets environment.

2007 was a turbulent year on most benchmark indexes around the world. In the first half, the key indexes rose to new all-time highs, due to strong world-wide economic growth and the continued sharp increase in private equity activities. However, in early summer the emerging credit crisis in the subprime market in the United States sent stocks reeling. In the second half of 2007, few equity markets managed to brace themselves against the consequences of the burgeoning credit crunch. Some of the heaviest casualties worldwide in 2007 were bank and financial stocks.

For the DAX, Germany’s benchmark index, and exchanges in Asia’s emerging markets, 2007 was a successful year in spite of all the volatility. Ending the year on 8,045 points, an increase of 22.3 percent, the DAX was by far the most successful benchmark index in Europe in 2007. Globally, it was also one of the top performers, recording some of the strongest growth rates among the world’s leading benchmark indexes. The gains on the DAX were chiefly driven by the surge in automotive, pharmaceutical and chemicals securities.

Development of international indexes.

The Dow Jones Euro STOXX 50® was unable to repeat its record highs in the first half of 2007 by year-end, but nevertheless rose by 6.3 percent year-on-year. The Dow Jones STOXX 50®, which also includes the top British and Swiss blue-chips, lost 0.4 percent compared with the previous year. As a result of the credit crunch, the leading U.S. indexes also suffered heavier losses in the second half of the year than at the start of 2007, finishing the year well below their all-year highs. The Dow Jones Industrial Index gained 6.3 percent. The Nikkei 225 in Japan and the markets in Italy and Switzerland were some of the biggest losers last year. The Nikkei 225 was down 11.1 percent, the Milan Stock Exchange 6.5 percent, and the Swiss SMI Index 3.4 percent.

T-Share performance.

The T-Share ended a very volatile year on the exchanges at EUR 15.02, an increase of 8.5 percent. From an annual perspective, it was thus in the mid-range of the DAX securities. The T-Share reached its annual low of EUR 12.18 in March amid weak sentiment in the European telecommunications sector. It reached its high for the year of EUR 15.28 at the beginning of December. Thanks to the consistent implementation of the “Focus, fix and grow” Group strategy and sound quarterly figures, Deutsche Telekom managed to regain the trust of the capital markets in the course of the year. The progress made in all strategic areas of action, such as the strong development in the DSL new customer business or the acquisitions of SunCom in the United States and Orange in the Netherlands, resulted in increasingly positive analyst recommendations. In the last few months of the year in particular, the development of the T-Share price was very positive. All in all, the share gained over 20 percent between its annual low in March and the beginning of December.

Dividend.

The Board of Management and Supervisory Board of Deutsche Telekom AG propose to this year’s shareholders’ meeting, to be held on May 15, 2008, the distribution of a dividend of EUR 0.78 per share.

T-Share as compared to DAX, DJ Euro STOXX 50 ® and DJ Europe STOXX Telecommunications ®.

January 1 through December 31, 2007

140 135 130 125 120 115 110 105 100 95 90 85 80

1 2 3 4 5 6 7 8 9 10 11 12

Deutsche Telekom DAX DJ Euro STOXX 50 ® DJ Europe STOXX Telecommunications ®

T-Share as compared to other telecommunications companies.

January 1 through December 31, 2007

140 135 130 125 120 115 110 10 5 100 95 90 85 80

1 2 3 4 5 6 7 8 9 10 11 12

Deutsche Telekom France Télécom British Telecom Telefónica Telecom Italia KPN Vodafone

To our shareholders

The T-Share

30 | 31

Shareholder structure. *

At December 31, 2007

51 % Institutional investors

17 % Retail investors

17 % KfW Bankengruppe

15 % Federal Republic

*	Total free float based on rounded figures (December 2007).

Geographical distribution of free float. *

At December 31, 2007

38 % Germany

31 % Rest of Europe

28 % USA/Canada

3 % Rest of World

*	Total free float based on rounded figures (December 2007).

Shareholder structure.

Looking at the free float, the shareholder structure of Deutsche Telekom AG changed during the 2007 financial year. The proportion of institutional investors rose from around 50 percent in the prior year to 51 percent of the total share capital as of December 31, 2007, while the share of retail investors fell from around 18 percent in 2006 to 17 percent. Free float continued to account for 68.3 percent of the total share capital. The Federal Republic’s shareholding including that of KfW (formerly Kreditanstalt für Wiederaufbau) is therefore still 31.7 percent.

Investor relations.

In the 2007 financial year, Deutsche Telekom continued its intensive dialog with institutional investors, retail investors, and financial analysts. In individual and group sessions at roadshows in Europe, Asia, and North America, the Company’s top management and Investor Relations executives personally presented the Group’s strategy, financial position, and quarterly and annual financial figures.

Direct contact with the capital markets was also maintained at CeBIT in Hanover, IFA in Berlin, the analysts’ conferences in Bonn, and international investors’ conferences.

Comprehensive online services were again available to Deutsche Telekom AG’s shareholders in the 2007 financial year and, on request, shareholders will have the option of receiving notifications regarding the shareholders’ meeting by e-mail in the future as well. In addition, the Internet dialog also facilitates the ongoing expansion of electronic communication with shareholders. Through the personal profiles they have set up, shareholders can order tickets for the shareholders’ meeting, and shareholders not attending in person can appoint a proxy or issue instructions while the shareholders’ meeting is in progress, until shortly before votes are cast.

In addition, the newsletter of the T-Share Forum (Forum T-Aktie) reports on the most recent quarterly results and the annual financial statements of the Group. It also covers significant developments and events as well as the Group strategy, and contains special offers for subscribers to the T-Share Forum (FTA). The newsletter is available for download from the Investor Relations website. The free newsletter can also be sent out in a printed version or by e-mail. Last year, shareholders and other persons interested in the T-Share made intensive use of the services of Deutsche Telekom AG’s T-Share Forum. The FTA, which handled around 32,000 requests, is available on weekdays from 8 a.m. to 6 p.m. at + 49 (0) 228 181 88333 (fax + 49 (0) 228 181 88339) or by e-mail on forum-taktie@telekom.de to answer any questions from retail investors relating to Deutsche Telekom.

32|33

Connected life and work.

Our lives are nowadays increasingly networked, with more and more people communicating through virtual forums and international platforms in highly individual ways. Enormous volumes of photos and film clips are uploaded to the Internet and viewed every day, tens of thousands of blogs are created on any given day, virtual communities attract millions of new members every month. More and more, all these applications are tailored to people’s needs and can be used any time any place.

Deutsche Telekom was quick to identify these developments and focused its strategy on the trends of the future, such as Web 2.0, mobile Internet, and Internet TV. High-speed surfing and high-definition TV, online video stores and time-shift television with T-Home Entertain, free access to the Internet when on the move with web’n’walk, and MyFaves for uncomplicated communication with your fi ve favorite people: We have developed products and services whose intelligent access options, intuitive operation, and ease of use make them stand out from the crowd. And we exclusively market the iPhone in Germany.

To create the technical framework for the rapid transfer of extensive data at the best quality possible, we have continued to invest extensively in our broadband network. We have also made high-performance platforms available for mobile data communications and rolled out our high-speed VDSL network.

In this way we ensure personal networking in communities of experts, partners, friends, and families. In all areas of life – work and research, relaxation and entertainment, knowledge and information – people will be able to communicate using mobile and Internet-based services, sharing experience, ideas, and thoughts.

As the leading broadband provider in fixed and mobile communications, we take a forward-looking, pro-active approach to our activities, teaming up with attractive, strategic partners. Our platforms, technologies and services give us the opportunity to network our thinking, our actions, and our living. The future has begun and we will help to shape it!

Together alone?

Being connected has become the most vital success factor of all. The social value added of linking dominates the Internet culture. Be available! Be visible!

By Prof. Dr. Norbert Bolz

Global society can no longer be clearly defined. All that counts these days is time, an ever scarcer resource. Speed, urgency, acceleration, deadlines – these are the big issues of our time.

However, mobility also translates into availability around the clock. We are morally obliged to “be there” all the time. This has become possible because today, “being there” is equal to “being connected.” Marketing experts have already coined an elegant expression for the phenomenon: linking value. The social value added of linking demonstrates that being part of the communication process is more important than the information that is communicated.

Today people can pick and choose who they interact with. Between the extremes of a cold, formal organization of “members” and the cosy solidary community of “brothers” emerges a liberated group of “operators” who are neither antisocial nor gregarious. Modern society can hence be interpreted as a network of highly selective links, populated by independent but connected individuals and characterized by the increasing privatization of sociability. It is not a homogenous culture, but a network of specific communities and knowledge groups.

In open networks, the degree of anonymity varies. The advantages are obvious. Anonymous users can change their opinions without losing face. They can swap roles and even switch gender. That may just be the most tempting proposition of networked communication. Users can assume an alternative personality. In an open network, they can invent themselves time and again.

The Internet era has brought with it an overwhelming cultural promise. After a phase of archaic tribal communities and, later, the alienation of the modern age, we are faced with a new form of community: a neighborhood supported by a framework of electronic networks. For, the genuine value of the networks lies not in the way they handle information, but in the communities they produce.

In other words, these days popularity is measured by the number of links pointing to a community member. And because popularity is attractive, the more popular a member, the more likely they are to gather additional links. Everyone can have a Web personality, but only few of us get any attention. Only few are visible. If nobody links to your website, it’s like you don’t even exist as a Web citizen. Visibility is key.

34 | 35

Prof. Dr. Norbert Bolz

Born in Ludwigshafen in 1953, Prof. Dr. Norbert Bolz’s background in philosophy and media theory makes him one of Germany’s most exciting forward thinkers. He teaches at the Institute of Language and Communication at the Berlin University of Technology and in his books, which include “Die Wirtschaft des Unsichtbaren” (The economy of the invisible, 1999) and “Das konsumistische Manifest” (The consumerist manifesto, 2002), he analyzes social upheaval and revaluations resulting from the media age. The response to his most recent publication, “Die Helden der Familie” (The heroes of the family, 2006), demonstrates once again that he is always one step ahead of the mainstream.

No futurologist would have been able to predict that blogs – virtual diaries that anyone can produce – would become the biggest ever challenge for the mainstream media. A decade ago, e-commerce turned the Internet into a bazaar. Today, blogging has transformed the Web into a new communication channel where users provide each other with an audience.

Observers of the blogosphere are acutely aware that the prevailing tone is opinionated, polemic and biased. For bloggers, authenticity beats objectivity. An authentic voice is the most prominent characteristic of the Web 2.0 world. The Web writing style is direct, provocative, personal, urgent, concise, topical, simple, polemic, confessional, and unashamedly biased. The tendency to use the Web as a personal confessional is not limited to the written word, as evidenced by the images on MySpace and YouTube. Broadcast yourself!

Yet this brave new world has a problem.

You can only ever hold down one conversation at a time. Listening to a lecture while reading a novel is impossible. And because maintaining friendships eats up a lot of time, it is impossible to genuinely be friends with a large number of people. Measured in terms of time and attention, it is getting cheaper to give, but increasingly expensive to receive. The challenge we are facing as a result, says renowned economist and computer science expert Herbert Simon, is “attention management.”

The future has begun.

The dynamic growth of Germany’s broadband market will continue in future and is clearly driving the trend for mobile Internet access in the direction of connected everyday life. This is the conclusion reached by a study presented in January 2008, which surveyed a total of 142 experts and more than 14,000 consumers. Designed as a review of the current situation, Deutschland Online. Getting Connected is one of the most comprehensive surveys combining expert and consumer opinions on broadband Internet to be carried out in Germany.

The main findings: The number of broadband lines will grow to just under 30 million in Germany by 2015, compared to 0.2 million in 2000 and almost 15 million in 2006. Mobile use of the Internet will also become a more and more everyday experience: Experts estimate that the number of mobile broadband Internet devices will more than triple between 2006 and 2015. 75 percent of consumers surveyed agree that Internet communities, forums and blogs are booming and will become increasingly routine parts of our day-to-day lives.

Facts.

Broadband connections through 2015.

Number (millions)

35 30 25 20 15 10 5 0

14.7 21.3 29.3

2006 2010 2015

Applications for broadband services through 2015.

Answers (%)

100 80 60 40 20 0

59.4 2010

81.4 2015

71.2 2010

80.0 2015

68.4 2010

77.1 2015

37.7 2010

Very high High 61.7 2015

Content services (e.g., video on demand, mobile IPTV, music)

Communication services (e.g., VoIP, Instant Messaging, Web 2.0 applications)

Commerce (e.g., online shopping, interactive shopping TV)

Information services (e.g., location-based services, news services)

The study was conceived and carried out by Prof. Dr. Bernd W. Wirtz, Professor of Information and Communication Management at the German University of Administrative Sciences in Speyer. Deutsche Telekom supported publication of the findings of Prof. Wirtz and his team. The study can be accessed on the Internet at www.studie-deutschland-online.de.

Number of broadband-capable mobile terminal devices in Germany through 2015.

Number (millions)

30 20 15 10 5 0

6.5 2006

12.2 2010

22.5 2015

Connecting people. Joining networks.

Social networks and communities on the Web are an increasingly attractive alternative to face-to-face meetings, and help people around the world stay in touch. A rising number of users are calling for rapid, round-the-clock access to these networks no matter where they are. Deutsche Telekom is meeting their demands with its high-performance broadband networks which are among the most innovative in the world. They form the basis for more and more Web 2.0 applications.

Web 2.0 is a trend that involves users proactively generating content on the Internet which is developing from a passive to an interactive medium. The community of Web 2.0 users is growing at a rapid pace. The new environment is strongly based on personal and social contacts in the form of online communities and networks.

Broadband Internet has become a regular part of our daily lives.

Our employees also take advantage of the oppportunities offered by connected life and work in their private lives. Here are five examples.

“I have networked our house in such a way that all our data, photos, videos and music in the entire house are available on only one hard drive in the network and we can access the data at the same time using our various devices, i.e., WLAN radio, Apple iMac, Windows PC. We don’t even have to consider any more whether or not a specific service actually works on the device we are using at that moment. It is simple and really fun to use – and even saves energy!”

Frank Kreuz, Product Development

“I was born in Poland and went to school there. Recently I received a link to the “Our Class” forum at www.nasza-klasa.pl. I actually found our old class photo there! We’re going to meet up in Poland twenty years later – that’s for sure! The forum gave me inspiration – I am now organizing another reunion for my former classmates who live in Germany. For me it is like going back in time and also looking into the future a bit.”

Margarethe Ballon, Internet Marketing

“Years after we finished college, I am still in touch with my friends from back then almost every day through a small online community. Our strong bond has thus survived us being scattered by our first jobs and then quite a few moves across Germany. Today, our favorite content is, without a shadow of a doubt, photos of the kids and the whole family. Now we organize our annual reunion – online, of course – in real life.”

Dr. Harald Meißner, Corporate Communications

“My son Fabian was excited about the idea of taking part in Deutsche Telekom’s “Home away from home” exchange program right from the start. The first step was simple. The program’s Internet portal makes contacting colleagues around the world child’s play. Fabian got in contact with the Marsh family in London via the portal and organized his stay in England. Fabian and the Marshes’ son Nick were in close contact via the Internet before the trip. They got on well straight away. The exchange was a complete success and they might visit each other again in the future.”

Marie Christine Novaro-Kirschbaum, Telekom Training

“I work as an innovation manager at Deutsche Telekom in Bonn and as a guest lecturer at the Technical University in Berlin. By the way, I hold all of my lectures using my iPhone. When I was waiting for my return flight from Berlin in January, there was a cold spell, the flight was delayed, and the heating in my place in Bonn would have switched off by the time I arrived. However, as I have access to the computer in my apartment via WLAN, I was able to call up the temperature there, check the weather conditions using my webcam and just reset the timer for my heating – added value that you can really feel!”

Frank Bindel, Innovation Management

42 | 43

Creating frameworks. Setting standards.

Access to powerful broadband networks for both mobile and fixed-line communications is a prerequisite for connected life and work. Our high-speed VDSL network was up and running in 27 cities by the end of 2007 and more will be added this year. A total of almost 94 percent of all households are now connected to Deutsche Telekom’s broadband network.

This makes Internet access at increasingly higher bandwidths ever easier – also for mobile users. We are permanently expanding our broadband infrastructure as a platform for products and services that stand out by intelligent access and their ease of use. The next two pages demonstrate some of the highlights.

T-Home Entertain. Web’n’walk. Apple iPhone.

Our T-Home Entertain packages offer television, Internet and telephony all rolled into one. Entertain services provide maximum flexibility for the TV and Internet user community. With a choice of up to 150 channels and more than 2,000 titles from the online video store, customers can put together their own interactive and personalized viewing schedule. In other words, they watch exactly what they want, when they want. The time-shift function means they can record their favorite shows at the touch of a button using the integrated video recorder. The TV archive offers users access to a broad range of TV content, and Entertain customers can already enjoy high-definition television (HDTV).

High-speed Internet access is a prerequisite for innovative applications such as IPTV (Internet TV), the groundbreaking standard of TV technology. Interactive Internet applications involve transporting large amounts of data and hence need increasingly high bandwidth for rapid and easy use. We have therefore invested heavily in the expansion of our modern broadband infrastructure. We now aim to open up the mass market for IPTV with our Entertain packages.

With web’n’walk, T-Mobile’s customers can read and answer e-mails, surf the Internet or use handy search engines while on the move. This service offers users unlimited mobility for Internet access together with a customized start page according to their needs and interests. The personalized homepage is an easy-to-navigate interface to the user’s favorite applications such as eBay auctions, e-mail, news tickers or regional weather forecasts.

Web’n’walk is part of the trend for greater mobility. Modern life and work offers – and demands – more and more flexibility. At the same time a rising number of people want to remain connected to their personal and social networks while they are away from home. This requires simple and rapid mobile Internet access, which Deutsche Telekom offers through its modern network infrastructure. T-Mobile was the first European provider to launch a highly user-friendly service for mobile Internet access by the name of web’n’walk. The application also gives users unlimited mobile access to the world wide web.

The iPhone is an innovative piece of technology that is a cell phone, iPod and Internet access device all rolled into one. Using their address book, call log or favorites list, users can directly place calls to their contacts, which are synchronized automatically by PCs, Macs or an Internet service. With the help of a special network technology, Visual Voicemail allows users to listen to their voicemail over the T-Mobile network in any order without having to call up their mailbox service. Besides an e-mail client, the iPhone also offers Safari, one of the most progressive Web browsers currently available for mobile devices. Mobile users can hence access the full range of Internet services at any time and stay in touch with their networks even when they are on the move. The iPhone is also a fully functional iPod with a widescreen display that plays songs and videos. The device is controlled via a multi-touch interface offering access to all applications at the touch of a fingertip. This intuitive control technology boosts the iPhone’s user-friendliness.

The Apple iPhone has set new standards and lends considerable impetus for innovative mobile communication services such mobile Internet. The nationwide availability of these applications in Germany is guaranteed by our EDGE network and the dense web of more than 8,000 T-Mobile HotSpots, allowing iPhone users to send e-mail, consult weather forecasts and stock market reports, watch YouTube videos online, or view their photo albums when away from home. Users in Germany also can buy the very latest songs and albums from the iTunes Wi-Fi Music Store while on the move, provided the iPhone is logged on to a HotSpot.

MyFaves. Dynamic Services.

MyFaves places a photograph or a personalized icon for each of the five favorite contacts onto the handset’s display screen. Thanks to a specially designed user interface customers only have to click once to select one of these five, call them, or send them a text or MMS message. What’s more, they benefit from low call charges regardless of what mobile or fixed network their contacts use. We have teamed up with leading handset manufactures to develop an extensive range of devices that are compatible with MyFaves.

Staying in touch with their closest friends and relatives is important to many customers. Users make the majority of calls to a small group of people, and ideally they want to do so easily and at low cost. In the United States MyFaves is one of T-Mobile’s most successful consumer applications. Its launch in Europe comes in response to a clear communicative trend.

Deutsche Telekom offers tailor-made, innovative solutions to meet the special requirements and demands of its business customers. Dynamic Services customers call off applications and resources from a T-Systems computing center as and when they need them. The services are provided via a standardized computing platform together with the corresponding data transmission services. We thus empower our customers to eliminate capacity bottlenecks, enhance their flexibility and prevent costs from rising above genuinely necessary levels. This way, companies can closely align the IT resources they use with their business needs. Rather than having to invest in their own complete infrastructure and applications, they rely on T-Systems to provide them precisely with what they actually need.

As the need for IT resources within many companies varies greatly, it can make better business sense for them to avail themselves of IT services and resources as these needs arise, for instance, computing capacity, data transmission capacity or applications such as SAP. Having recognized this trend early on, we provide business customers with our resources and expertise via Dynamic Services by T-Systems.

Anything is possible.

Of ideas and concepts and a man who turns them into marketable products.

How much innovation can a person take, Mr. Schläffer?

Your question touches on something that is absolutely pivotal. After all, innovations are only successful for us if they add value for our customers. Only then are they accepted by customers and able to compete successfully. If you want an innovation to be accepted, two things are crucial: It must be easy to use, and it has to deliver a special experience for our customers. In a nutshell, it must represent a genuine benefit.

What does that mean for Deutsche Telekom’s products?

Let me demonstrate what I mean using Entertain as an example. This product is the television entertainment of the future. Our customers can enjoy TV in HD quality and put together their own personal viewing schedules. The time-shift function means they can decide what to watch and when.

Or take the iPhone. It is a mobile phone, an iPod with a widescreen display, and an Internet device rolled into one. The real innovation, though, is that users can access the Internet and their digital content quickly and conveniently. Their diary and photos are always available, for example.

And how are these innovative products developed?

Ideas for new products and services come from all over the Company. They’re a result of screening worldwide industry trends, our research activities at Deutsche Telekom Laboratories in Berlin, and close collaboration with our customers. The actual products are developed by Deutsche Telekom’s Product & Innovation department in close cooperation with its internal partners in Sales and Service, Network Technology, and IT in all the business areas. Of course we also use our worldwide network of partners in the hardware, software and content industries to develop new products and services along the value chain. For instance, we’re part of the Open Handset Alliance created by a group of industry leaders together with Google.

What, in your opinion, are the trends of the future?

In the coming years our industry will be shaped by three major trends: personalization, digitization, and mobility. Technology will continue to push new limits in terms of bandwidth, computing and storage capacity, miniaturization, user interfaces and so forth. Our strategic goal – to become an international market leader for connected life and work solutions – locks into these trends. Our customers can communicate easily and intuitively inside their personal and

46 | 47

social networks, for instance using our community application, MyFaves. They can also access their digital content and services around the clock, no matter where they are, what device they are using, and what network they are on. These strategic goals will determine our innovation activities over the next few years.

Christopher Schläffer

In December 2006, Christopher Schläffer (38) became Group Product & Innovation Officer of Deutsche Telekom and Member of the Executive Committee of T-Mobile International, responsible for Products and Innovation. In his previous function as Corporate Development Officer (CDO) he was responsible for Group Strategy, Innovation, R&D, and Venture Capital at Deutsche Telekom. Until September 2006, he was also in charge of the central Deutsche Telekom departments for Technology & Platforms and Processes & IT.

“Focus, fix and grow” is the motto of our Group strategy that focuses on four areas of action: improving competitiveness in Germany and in Central and Eastern Europe, growing abroad with mobile communications, mobilizing the Internet and the Web 2.0 trend, and expanding network-centric ICT. Our strategy has already produced positive results: We increased net revenue by 1.9 percent to EUR 62.5 billion. At EUR 19.3 billion, we managed to slightly exceed our adjusted EBITDA target, and we increased free cash flow by EUR 3 billion to EUR 6.6 billion.

48 | 49

Group management report

50 Group management report

53 Group organization

57 Group strategy and Group management

60 The economic environment

63 Development of business in the Group

70 Development of business in the operating segments

82 Research and development

86 Employees

91 Sustainability and environmental protection

92 Risk and opportunity management

99 Events after the balance sheet date 100 Outlook

We succeeded in significantly boosting our competitiveness. By considerably expanding our broadband market share, we reached the target we had set ourselves, namely to increase our share of net additions in this field to around 44 percent in the course of the year. With T-Mobile, a world leader in mobile communications, we successfully retained our leading position in the German market, and we grew abroad through the acquisition of Orange in the Netherlands. By taking over SunCom, we aim to further strengthen our competitive position in the United States.

Group management report.

Net revenue for the Group up 1.9 percent year-on-year to EUR 62.5 billion; proportion of net revenue generated outside Germany increased to over 50 percent // Group EBITDA up 3.5 percent to EUR 16.9 billion; adjusted EBITDA of EUR 19.3 billion; excluding exchange rate fluctuations, adjusted EBITDA increased to EUR 19.6 billion year-on-year // Net profit decreased from EUR 3.2 billion to EUR 0.6 billion; net profit adjusted for special factors decreased from EUR 3.9 billion to EUR 3.0 billion // Free cash flow before dividend payments up from EUR 3.0 billion to EUR 6.6 billion // Proposed dividend increased to EUR 0.78

Number of mobile customers, including newly acquired companies, up 11.1 million to 119.6 million year-on-year // Number of broadband lines increased by 2.7 million year-on-year, reaching a total of 13.9 million; total number of fixed-network lines down 2.4 million to 36.6 million at year-end 2007 // Volume of new orders in the Business Customers operating segment totaled EUR 12.9 billion in 2007, compared with EUR 14.4 billion in 2006

New strategy leads to positive development.

For Deutsche Telekom, the 2007 financial year was again marked by intense competitive and price pressure in the telecommunications industry and by continuing technological change. The Group successfully tackled theses challenges with its “Focus, fix and grow” strategy. In its international markets, the Group recorded revenue and earnings growth, while in its domestic markets it created the basis for improved competitiveness.

In total, net revenue rose by 1.9 percent year-on-year to EUR 62.5 billion. The contribution to net revenue generated internationally was EUR 31.8 billion, or 50.9 percent. In addition to changes in the composition of the Group, this positive development was mainly the result of customer growth in the Mobile Communications segments. On the other hand, exchange rate effects totaling EUR 1.0 billion, in particular from the translation of U.S. dollars, had a negative effect on net revenue. Moreover, the Broadband/Fixed Network and Business Customers operating segments registered declining revenues.

Group EBITDA increased in the reporting year by around EUR 0.6 billion or 3.5 percent to EUR 16.9 billion. Special factors amounting to EUR 2.4 billion in 2007, compared with EUR 3.1 billion in the prior year, had a negative effect on Group EBITDA. These mainly involved expenses in connection with continued staff restructuring. At EUR 19.3 billion, the Group’s adjusted EBITDA was maintained almost at the prior-year level due to effects of changes in the composition of the Group, efficiency gains and cost savings. Excluding negative exchange rate effects, adjusted Group EBITDA slightly increased year-on-year to EUR 19.6 billion.

Net profit decreased year-on-year by EUR 2.6 billion to EUR 0.6 billion. This development was principally caused by the distinctly negative change in income tax payments of EUR 2.3 billion, primarily as a result of deferred tax assets, which did not, however, entail additional tax payments and in turn, did not impact negatively on liquidity or interest. In addition, net profit was negatively impacted by a year-on-year increase in depreciation, amortization and impairment losses mainly resulting from higher amortization of customer bases and brand names in the amount of EUR 0.3 billion at the companies newly acquired in 2006 (primarily PTC). Adjusted for special factors, net profit for the reporting period amounted to around EUR 3.0 billion compared with EUR 3.9 billion in the prior year.

Free cash flow (before dividend payments) rose by EUR 3.6 billion to EUR 6.6 billion. This increase is largely due to a lower volume of investment in intangible assets and property, plant and equipment, which was mainly attributable to the acquisition of FCC licenses by T-Mobile USA in the prior year for EUR 3.3 billion.

For the 2007 financial year, the Board of Management proposes a dividend of EUR 0.78 per share. This would increase the dividend by 8.3 percent.

In contrast to the previous presentation of the three strategic business areas Mobile Communications, Broadband/Fixed Network and Business Customers together with Group Headquarters & Shared Services, reporting as of December 31, 2007 is structured in five operating segments due to the first-time application of IFRS 8 “Operating Segments”: Mobile Communications Europe, Mobile Communications USA, Broadband/Fixed Network, Business Customers, and Group Headquarters & Shared Services.

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Mobile Communications segments expand customer base to 119.6 million.

The Mobile Communications segments also drove forward growth within the Group in 2007. T-Mobile Deutschland added 4.6 million new customers in the **Mobile Communications Europe** operating segment in the 2007 reporting year. At the end of the financial year, the number of customers had increased to 36.0 million. This success is the outcome of intensive market activities to win over new customers and to enhance customer retention. In addition, a change in the legal situation and, as a result, a modified procedure for deactivating prepaid customers in Germany led to an increase in the customer base. In October 2007, T-Mobile Netherlands acquired the Dutch mobile communications company Orange Nederland N.V. from France Télécom. With a customer base of 2.2 million, Orange Nederland's consolidation contributed to the growth of the Mobile Communications Europe segment. In the United Kingdom, T-Mobile UK (including Virgin Mobile) added around 0.4 million new customers in the reporting year. Customer figures developed just as encouragingly for the T-Mobile group's Eastern European companies. The mobile communications subsidiaries in Hungary, Slovakia, Croatia, Montenegro, and Macedonia won a total of 1.2 million new customers, pushing the mobile communications customer count to 11.3 million. In November 2006, the Mobile Communications Europe operating segment fully consolidated the Polish company Polska Telefonia Cyfrowa Sp.z o.o. (PTC) for the first time. PTC posted growth of 0.8 million customers year-on-year, bringing the total to 13.0 million customers at the end of 2007.

In the **Mobile Communications USA** operating segment, T-Mobile USA once again substantially increased its customer base. With a total of 3.7 million new customers in 2007, the number of customers at the end of the reporting year increased to 28.7 million. Its planned acquisition of regional mobile communications provider SunCom Wireless Holdings, Inc. will enable T-Mobile USA to expand its presence to the southeastern United States, as well as to Puerto Rico and the Virgin Islands. This transaction is expected to be completed during the first six months of 2008.

Strong DSL growth.

In September 2006, the **Broadband/Fixed Network** operating segment in Germany rolled out complete packages comprising voice telephony, broadband Internet and TV entertainment (single, double and triple play). Thanks to these packages, the segment also managed to add successive market share with new DSL lines in 2007, thus continuously improving its competitiveness.

Key financial figures for the Deutsche Telekom Group.

millions of €	2007	2006	2005
Net revenue	62,516	61,347	59,604
Of which: international revenue	31,822	28,887	25,421
EBITDA [a]	16,897	16,321	20,119
EBITDA (adjusted for special factors) [a]	19,326	19,434	20,729
Profit after income taxes	1,078	3,574	6,021
Profit after income taxes (adjusted for special factors) [a]	3,524	4,275	5,131
Net profit	569	3,165	5,589
Net profit (adjusted for special factors) [a]	3,003	3,850	4,668
Shareholders' equity	45,235	49,670	48,599
Net debt [b]	37,236	39,555	38,639
Free cash flow (before dividend payments) [c]	6,581	2,983	6,155
Employees (average)	243,736	248,480	244,026

[a] Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA and adjusted EBITDA, as well as special factors affecting profit/loss and the adjusted profit/loss after income taxes and net profit, please refer to the section on "Development of business in the Group."

[b] Deutsche Telekom considers "net debt" to be an important measure for investors, analysts, and rating agencies. Although many of Deutsche Telekom's competitors use this measure, its definition may vary from one company to another. For detailed information, please refer to the section on "Development of business in the Group."

[c] Since the beginning of the 2007 financial year, Deutsche Telekom has defined free cash flow as cash generated from operations less interest paid and net cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment. Prior-year figures have been adjusted accordingly. Deutsche Telekom is of the opinion that the "free cash flow (before dividend payments)" indicator is used by investors as a measure to assess the Group's net cash from operating activities after deduction of cash outflows for intangible assets (excluding goodwill) and property, plant and equipment, in particular with regard to subsidiaries, associates and joint ventures, and the repayment of liabilities. "Free cash flow (before dividend payments)" should not be used to determine the financial position of the Group. There is only limited comparability between Deutsche Telekom's definition of free cash flow and methods of calculating this measure and similarly designated measures and disclosures of other companies. For detailed information, please refer to the section on "Development of business in the Group."

In the broadband market, the segment achieved a new customer market share of around 44 percent for the whole of 2007, helped in no small part by the consistent marketing of complete packages as well as new services. Attractive prices for the complete packages in conjunction with significantly enhanced services also contributed to this success. Voice and Internet communications products proved very popular. Just under 70 percent of customers signing up for one of the complete packages in 2007 opted for a Call & Surf package. DSL growth was also boosted by the "Telekom-Vorteil" program launched in conjunction with T-Mobile which gives customers a discount if they purchase selected products from both T-Mobile and T-Home.

The launch of the Entertain packages during the IFA consumer electronics show got the ball rolling in August 2007 for the marketing of an IPTV service that is ready for the mass market. The Entertain packages offer innovative functions such as time-shift television, access to a broad spectrum of up to 145 TV channels, a comprehensive online video store, and the ability to record programs using the integrated hard disk recorder. Approximately 17 million households had access to these innovative broadband services at the end of 2007. In addition to continuing to extend its broadband network, Deutsche Telekom pushed ahead with the preparations for migrating the traditional telephone network to an IP (Internet Protocol)-based infrastructure in 2007. In order to gradually motivate customers to leverage the possibilities of Internet communication to a greater degree, Deutsche Telekom develops and operates custom platforms for communities (user groups). Following the successful positioning of the download platforms Musicload, Softwareload, and Gamesload, Videoload has been the fourth brand to join the Group’s “Load” family since October 2007. Customers can download a large selection of music, games, software, and films and a broad service and information offering using their Internet access. Deutsche Telekom launched the new T-Home brand on May 18, 2007, replacing the previous T-Com brand. With the new umbrella brand, the Group is now offering all consumer services for the home under a single brand name. In addition, T-Home is responsible for marketing consumer-centric standard products to small business customers. The triple-play services (formerly T-Home) are now sold under the name Entertain. Growth in the broadband market has remained steady outside Germany. The Broadband/Fixed Network operating segment is active on the Eastern European market via Deutsche Telekom’s international subsidiaries. Despite further rising competition, the Eastern European majority holdings managed to post double-digit growth rates courtesy of their broadband packages. Approximately 83,000 customers in Croatia, Hungary, and Slovakia opted for the IPTV packages in 2007. As part of its “Focus, fix and grow” strategy, Deutsche Telekom sold its subsidiaries T-Online France S.A.S. and T-Online Spain S.A.U., assigned to the Broadband/Fixed Network segment. Successes abroad and new pioneering projects in Germany. The Business Customers operating segment further expanded its position as one of the leading service providers in information and communication technology (ICT) in European countries other than Germany through new strategically significant business contracts. In the UK market, outsourcing contracts with energy utility Centrica and insurer Royal & SunAlliance helped achieve a significant improvement in market position. T-Systems won further contracts in 2007, for example in Italy, Switzerland, and France. The company also boosted its international business with customers outside Germany. This included contracts with Airbus to set up and operate a high-performance network in Asia as well as with Bosch for a new network infrastructure connecting more than 200 locations in the Asia-Pacific region and data centers in America and Europe. Overall, these success stories confirm the international strategy, which T-Systems launched in the previous year, of focusing on the core markets in Western Europe on the one hand and on worldwide service for its customers with global operations on the other. In 2007, gematik (Gesellschaft für Telematikanwendungen der Gesund-heitskarte) awarded T-Systems a contract to set up and operate the network for electronic health cards. T-Systems is also contributing to modernizing administration functions – an important public-sector reform project throughout Europe. In 2007, the state of Saxony awarded the company a contract for setting up and operating a state-wide network of the future on the basis of the Internet Protocol, which will link all the authorities and institutions of the state.

Deutsche Telekom concluded an agreement for the sale of T-Systems Media & Broadcast GmbH to Télédiffusion de France in 2007. The sale was approved by the EU Commission in January 2008. Human resources strategy supports staff restructuring. The HR strategy of the Group Headquarters & Shared Services operating segment made a considerable contribution to staff restructuring. The HR restructuring program includes socially responsible staff adjustment in Germany. The Group achieved restructuring not only by offering socially responsible HR tools, but also through natural attrition and the deconsoli-dation of parts of Vivento’s business models. In 2007, a total of around 14,400 employees left the Deutsche Telekom Group in Germany. Vivento was instrumental in restructuring the Group’s workforce in the 2007 financial year through sustainable staff placement services and continued improvement and sale of business models. During the reporting period, Vivento sold a total of seven call center sites of Vivento Customer Services GmbH. Furthermore, Deutsche Telekom and Nokia Siemens Networks signed a strategic partnership in which they agreed to transfer the operations of Vivento Technical Services GmbH to Nokia Siemens Networks with effect from January 1, 2008.

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Sale of T-Online Spain and T-Online France // Acquisition of Orange Nederland // Acquisition of SunCom Wireless agreed // Changes in the composition of the Group Board of Management

Organizational structure and business activities.

Deutsche Telekom is an integrated telecommunications provider. The Group offers its customers around the world a comprehensive portfolio of state-of-the-art services in the areas of telecommunications and IT.

In November 2006, the International Accounting Standards Board (IASB) issued IFRS 8 “Operating Segments.” IFRS 8 replaces IAS 14 “Segment Reporting” and must be applied to reporting periods beginning on or after January 1, 2009. Deutsche Telekom has opted for early adoption of IFRS 8, beginning with the financial year ending on December 31, 2007. According to IFRS 8, reportable operating segments are identified based on the “management approach.” This approach stipulates external segment reporting based on the Group’s internal organizational and management structure and on internal financial reporting to the chief operating decision maker.

In contrast to the previous presentation of the three strategic business areas Mobile Communications, Broadband/Fixed Network and Business Customers together with Group Headquarters & Shared Services, reporting as of December 31, 2007 is for the first time structured in five operating segments: Mobile Communications Europe, Mobile Communications USA, Broadband/Fixed Network, Business Customers, and Group Headquarters & Shared Services.

The Mobile Communications Europe operating segment bundles all activities of T-Mobile International AG in Germany, the United Kingdom, the Netherlands, Austria, Poland, and the Czech Republic, as well as Deutsche Telekom’s other mobile communications activities in Slovakia, Croatia, Macedonia, Montenegro, and Hungary.

The Mobile Communications USA operating segment combines all activities of T-Mobile International AG on the U.S. market.

All entities in the two Mobile Communications segments Europe and USA offer mobile voice and data services to consumers and business customers. The T-Mobile subsidiaries also market mobile devices and other hardware in connection with the services offered. In addition, T-Mobile services are sold to resellers and to companies that buy network services and market them independently to third parties (mobile virtual network operators, or MVNOs).

The Broadband/Fixed Network operating segment offers consumers and small business customers traditional fixed-network services on the basis of a state-of-the-art infrastructure, broadband Internet access, and multimedia services. This segment also conducts business with national and international network operators and with resellers (wholesale including resale). In addition, it provides wholesale telecommunications services for Deutsche Telekom’s other operating segments. Outside Germany, the operating segment has a presence in particular in Central and Eastern Europe in Hungary, Croatia, Slovakia, Macedonia, Bulgaria, Romania, and Montenegro.

T-Systems is Deutsche Telekom’s business customers division. The Business Customers operating segment is divided into two operating business units: T-Systems Enterprise Services, which supports around 60 multinational corporations and large public authorities, and T-Systems Business Services, which serves around 160,000 large and medium-sized business customers. T-Systems is represented by subsidiaries in more than 20 countries, with a particular focus on the Western European countries of Germany, France, Spain, Italy, the United Kingdom, Austria, Switzerland, Belgium, and the Netherlands. The service provider offers its customers a full range of information and communication technology from a single source. T-Systems realizes integrated ICT solutions on the basis of its extensive expertise in these two technological areas. It develops and operates infrastructure and industry solutions for its key accounts. Products and services offered to medium-sized enterprises range from low-cost standard products and high-performance networks based on the Internet Protocol (IP) to developing complete ICT solutions.

The Group Headquarters & Shared Services operating segment comprises all Group units and subsidiaries that cannot be allocated directly to one of the four aforementioned operating segments. Group Headquarters is responsible for strategic and cross-segment management functions. All other operating functions not directly related to the aforementioned segments’ core business are assumed by Shared Services. These include Vivento, responsible for placing employees and creating employment opportunities, as well as the Real Estate Services division, whose activities include the management of Deutsche Telekom AG’s real estate portfolio, and DeTeFleetServices GmbH, a full-service provider of fleet management and mobility services. Shared Services primarily has activities in Germany. Real Estate Services also has operations offering facility management services in Hungary and in Slovakia. The main Shared Services subsidiaries include DeTe Immobilien, Deutsche Telekom Immobilien und Service GmbH, GMG Generalmietgesellschaft mbH, DFMG Deutsche Funkturm GmbH, PASM Power and Air Condition Solution Management GmbH & Co. KG, DeTeFleetServices GmbH, Vivento Customer Services GmbH, and Vivento Technical Services GmbH (transferred to Nokia Siemens Networks in early 2008). Since the beginning of the 2007 financial year, Group Headquarters & Shared Services has also included the shared services and headquarters functions of Magyar Telekom. Deutsche Telekom reported these functions as part of the Broadband/Fixed Network operating segment until the end of 2006.

Legal structure of the Deutsche Telekom Group.

Deutsche Telekom AG, Bonn, is the parent of the Deutsche Telekom Group and also its largest operating company. Its shares are traded on several stock exchanges, including Frankfurt, New York, and Tokyo. At December 31, 2007, 68.3 percent of the shares were in free float (2006: 68.3 percent), 14.8 percent were held by the Federal Republic of Germany (2006: 14.8 percent), and 16.9 percent were held by KfW Bankengruppe (2006: 16.9 percent). Accordingly, the shareholding attributable to the Federal Republic amounted to 31.7 percent (2006: 31.7 percent). The share held by the Blackstone Group remained unchanged at 4.4 percent at December 31, 2007. In April 2006, KfW Bankengruppe sold some of its shares to the Blackstone Group which agreed to lock up its holding for at least two years.

As of December 31, 2007, the share capital of Deutsche Telekom AG totaled approximately EUR 11,165 million and was composed of some 4,361 million no par value registered ordinary shares. Each share entitles the holder to one vote. The voting rights are nevertheless restricted in relation to the treasury shares (around 2 million as of December 31, 2007) and the trust shares (around 19 million as of December 31, 2007). The trust shares are connected with the acquisition of VoiceStream and Powertel in 2001. As part of this acquisition, Deutsche Telekom issued new shares from authorized capital to trustees for the benefit of holders of warrants, options, and conversion rights, among others. As regards the shares issued to trusts, the trustees in question waived voting rights and subscription rights and, in general, dividend rights for the duration of the trusts’ existence. The shares issued to the trusts can be sold on the stock exchange on the instruction of Deutsche Telekom if the beneficiaries do not exercise their options or conversion rights or if these expire. The proceeds from the sale accrue to Deutsche Telekom.

The Articles of Incorporation authorize the Board of Management to increase the share capital with the approval of the Supervisory Board by up to EUR 2,399,410,734.08 by issuing up to 937,269,818 registered no par value shares for non-cash contributions in the period ending on May 17, 2009 (2004 authorized capital). The Articles of Incorporation also authorize the Board of Management, with the consent of the Supervisory Board, to increase the share capital by up to EUR 38,400,000 by issuing up to 15,000,000 registered no par value shares for cash and/or non-cash contributions in the period up to May 2, 2011. The new shares may only be issued to grant shares to employees of Deutsche Telekom AG and of lower-tier companies (employee shares) (2006 authorized capital) (www.telekom.com/articles-of-incorporation).

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The share capital has been contingently increased by up to EUR 31,870,407.68 as of December 31, 2007, composed of up to 12,449,378 new no par value registered shares. The contingent capital increase is exclusively for the purpose of meeting preemptive rights to shares from stock options granted in the period until December 31, 2003 on the basis of the authorization for a 2001 Stock Option Plan granted by resolution of the shareholders’ meeting on May 29, 2001 (contingent capital II).

The share capital has been contingently increased by EUR 600,000,000 as of December 31, 2007, composed of up to 234,375,000 no par value shares. The contingent capital increase shall only be implemented to the extent that it is needed to service convertible bonds or bonds with warrants issued or guaranteed on or before April 25, 2010 (contingent capital IV).

The shareholders’ meeting on May 3, 2007 authorized the Board of Management to purchase up to 436,117,555 shares in the Company by November 2, 2008, with the amount of share capital accounted for by these shares totaling up to EUR 1,116,460,940.80, subject to the proviso that the shares to be purchased on the basis of this authorization in conjunction with the other shares of the Company which the Company has already purchased and still possesses or are to be assigned to it under § 71d and § 71e of the German Stock Corporation Act (Aktiengesetz – AktG) do not at any time account for more than 10 percent of the Company’s share capital.

This authorization may be exercised in full or in part. The purchase can be carried out in partial tranches spread over various purchase dates within the authorization period until the maximum purchase volume is reached. Dependent Group companies of Deutsche Telekom AG within the meaning of § 17 AktG or third parties acting for the account of Deutsche Telekom AG or dependent Group companies acting for the account of Deutsche Telekom pursuant to § 17 AktG are also entitled to purchase the shares. The purchase may take place without prejudice to the principle of equal treatment through the stock exchange or a public purchase offer addressed to all shareholders. By resolution of the shareholders’ meeting of May 3, 2007, the Board of Management is authorized, with the consent of the Supervisory Board, to redeem Deutsche Telekom AG’s shares purchased on the basis of the above authorization, without such redemption or its implementation requiring a further resolution of the shareholders’ meeting (www.telekom.com/agm).

The main agreements entered into by Deutsche Telekom AG, which include a clause in the event of a takeover of Deutsche Telekom AG, principally relate to bilateral credit lines and to a number of loan agreements. In the event of a takeover, the individual lenders have the right to terminate the credit line and, if necessary, serve notice on it or demand repayment of the loans. A takeover is assumed when a third party, which can also be a group acting jointly, acquires control over Deutsche Telekom AG.

In addition, the other members of the Toll Collect consortium (Daimler Financial Services AG and Cofiroute SA) have a call option in the event that the ownership structure of Deutsche Telekom AG changes such that over 50 percent of its share capital or voting rights are held by a new shareholder who previously did not hold them, and this change was not approved by the other members of the consortium. § 22 (1) of the Securities Trading Act (Wertpapierhandelsgesetz – WphG) similarly applies to the allocation of voting rights.

The principal subsidiaries of Deutsche Telekom AG whose revenues, together with those of Deutsche Telekom AG, account for more than 90 percent of the Group, are listed in the notes to the consolidated financial statements (“Summary of accounting policies,” section on the “Consolidated group”). In addition to Deutsche Telekom AG, 70 German and 176 foreign subsidiaries are fully consolidated in Deutsche Telekom’s consolidated financial statements (2006: 71 and 204). 16 associates (2006: 18) and 3 joint ventures (2006: 2) are also included using the equity method.

The changes in the consolidated group relate to both acquisitions and divestments. In the first half of 2007, Deutsche Telekom sold the French Internet company T-Online France S.A.S. to Neuf Cegetel and in July 2007, the Spanish Internet company T-Online Spain S.A.U. to France Télécom España S.A. In addition, Slovak Telekom sold its subsidiary TBDS (Tower Broadcasting Data Services a.s.), formerly Ràdiokomunikácie o.z. and RK Tower s.r.o., to TRI R a.s. effective October 2007. Through its Group subsidiary Scout24 Verwaltungs GmbH, Deutsche Telekom AG exercised its preemptive right to purchase shares in Immobilien Scout GmbH over Aareal Bank. Acquisition of these shares increased the Company’s stake from 33.1 percent to 99.3 percent.

The Mobile Communications Europe segment acquired the Dutch mobile operator Orange Nederland in October 2007. The Mobile Communications USA segment signed an agreement to acquire regional mobile communications provider SunCom. The transaction is expected to be closed in the first six months of 2008.

The Business Customers segment sold T-Systems Media & Broadcast GmbH to Télédiffusion de France. At the balance sheet date, this transaction was still subject to approval by the EU Commission, which was granted in January 2008.

Management and supervision.

The management and supervisory structures, as well as the compensation system for the Board of Management and the Supervisory Board, follow the statutory framework. They are aligned with the long-term performance of the Group and comply with the recommendations of the German Corporate Governance Code in particular.

Board of Management responsibilities are distributed across six Board departments. In addition to the central management areas assigned to the chairperson of the Board of Management, the Board member responsible for Finance, and the Board member responsible for Human Resources, there are three Board departments that combine segment-specific and Group-wide tasks: T-Mobile, Product Development, and Technology and IT Strategy; T-Home and Sales and Service; and Business Customers. The Supervisory Board of Deutsche Telekom oversees the management of business by the Board of Management and advises the Board. The Supervisory Board is composed of twenty members, of whom ten represent the shareholders and the other ten the employees.

On May 2, 2007, the Supervisory Board appointed Mr. Thomas Sattel-berger as the new Chief Human Resources Officer. Dr. Karl-Gerhard Eick had been managing this Board department on a temporary basis since the start of 2007.

On September 29, 2007, the Supervisory Board appointed Mr. Reinhard Clemens as Member of the Board of Management responsible for Business Customers. The appointment took effect on December 1, 2007. Mr. Lothar Pauly, the Board member for Business Customers and Production, left the company on May 31, 2007. Dr. Karl-Gerhard Eick and Mr. Hamid Akhavan provisionally took over these responsibilities until December 1, 2007. On September 29, 2007, the Supervisory Board joined the Board of Management in approving a change in the distribution of responsibilities, whereby Technology, IT and Processes as well as Procurement and Infrastructure, for which Mr. Akhavan had been responsible on a temporary basis, are permanently assigned to Mr. Akhavan’s Board department of T-Mobile, Product Development, and Technology and IT Strategy.

The appointment and discharge of members of the Board of Management is in accordance with § 84 and § 85 AktG, and § 31 of the German Code-termination Act (Mitbestimmungsgesetz – MitBestG). Amendments to the Articles of Incorporation are made pursuant to §§ 179, 133 AktG, and § 18 of the Articles of Incorporation. According to § 21 of the Articles of Incorporation, the Supervisory Board is also authorized, without a resolution by the shareholders’ meeting, to adjust the Articles of Incorporation to comply with new legal provisions that become binding for the Company and to amend the wording of the Articles of Incorporation.

The six members of the Board of Management are entitled to fixed and annual variable remuneration as well as long-term variable components (Mid-Term Incentive Plan). Total remuneration is generally about 2/3 variable and about 1/3 fixed. The annual variable component is based on the extent to which each member of the Board of Management achieves the targets assigned to them by the General Committee of the Supervisory Board before the beginning of each financial year.

The total remuneration of Supervisory Board members is governed by § 13 of the Articles of Incorporation and includes a fixed annual component plus variable, performance-related remuneration with short-term and long-term components, depending on the development of net income per share. The compensation of the members of the Board of Management and the Supervisory Board is reported individually in the notes to the consolidated financial statements under Note 45, broken down by the various components.

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The Group’s “Focus, fix and grow” strategy is being implemented consistently // First successes clearly visible

Group strategy.

Deutsche Telekom faces disparate market and competitive scenarios. While the markets for traditional fixed-network and mobile communications are becoming increasingly saturated throughout Europe, growth in other segments continues apace. Particular growth areas include the broadband market, mobile Internet use, and the mobile communications market in the United States. Deutsche Telekom has risen to these challenges with its “Focus, fix and grow” strategy that is geared to the following four areas of action:

– Improve competitiveness in Germany and in Central and Eastern Europe.

– Grow abroad with mobile communications.

– Mobilize the Internet and the Web 2.0 trend.

– Roll out network-centric ICT.

Improve competitiveness. Deutsche Telekom continues to drive forward its business in the broadband market in particular. Efforts are focused on Mobile Communications with the expansion of UMTS and HSDPA, and the Broadband/Fixed Network segment with the continued roll-out of DSL and VDSL coverage. This high-speed network provides a telecommunications infrastructure that offers not only voice telephony and broadband Internet, but also high-definition television (HDTV) with interactive potential. The success of this broadband initiative depends on the Company’s ability to offer attractively priced products, backed up with high-caliber customer service.

Deutsche Telekom has helped significantly improve customer orientation by simplifying the consumer business brand structure. T-Home represents products and services for the home while T-Mobile covers products and services used on the move. At the same time, Deutsche Telekom has also become a more attractive proposition for price-sensitive customer segments, not least thanks to the introduction of the second brand, congstar, and a highly flexible product portfolio.

Sales and customer service have also been improved. Deutsche Telekom significantly expanded its sales network with its new Telekom Shops in 2007. Call centers, technical customer service and technical infrastructure activities were hived off as three independent service companies in June 2007, thus enabling the Group to improve service and sales and also optimize cost structures.

Given the tough competition, it is imperative that Deutsche Telekom continues to adjust its cost structure. The Save for Service efficiency program slightly exceeded the target of EUR 2 billion in savings in 2007. There is a total savings potential of at least EUR 4.2 billion to EUR 4.7 billion each year through 2010. One factor contributing to sustained cost efficiency in production is a completely IP-based network infrastructure, which will be expanded in the coming years. Full interoperability between fixed and mobile networks is a key advantage of such an infrastructure.

Grow abroad with mobile communications. The share of net revenue generated outside Germany was above 50 percent in 2007. T-Mobile USA remained the main growth driver of the international mobile communications business. The planned acquisition of SunCom Wireless, a mobile communications company active in the southeastern United States and in the Caribbean, will boost the customer base and deliver a significant increase in mobile communications coverage. Deutsche Telekom secured its standing as a strong second in the Dutch market by acquiring Orange Nederland in October 2007.

Deutsche Telekom intends to leverage international economies of scale and synergies and thus grow further internationally. This will entail both consolidation in existing markets, wherever this is feasible and worthwhile, and involvement in areas where Deutsche Telekom does not currently operate.

Mobilize the Internet and the Web 2.0 trend. The mega-trends in the industry are mobile Internet access, Web 2.0, where users play an active role in influencing and shaping Internet content, and personal, social, and business networking between users. These trends represent a substantial growth opportunity for Deutsche Telekom. Proof is the success of web’n’walk, which provides mobile access to the free Internet. The Apple iPhone, which T-Mobile successfully launched as the exclusive distributor in Germany in November 2007, is set to reinforce the trend toward mobile Internet usage since all iPhone calling plans include a data flat rate.

In order to drive forward the trend towards the individualization of personal communication and the use of social networks, Deutsche Telekom is looking towards both its own development as well as partnerships. T-Mobile added new functionalities to the web’n’walk service in 2007, providing even faster mobile access to e-mails and to users’ favorite websites and Internet services such as eBay, Windows Live, Google, and Yahoo!. The innovative MyFaves service addresses customers’ growing need for easy-to-use contacts in their personalized networks. T-Mobile USA had already very successfully rolled out this service in the market; T-Mobile Deutschland followed suit by launching MyFaves in October 2007. T-Home’s website products now additionally offer Web 2.0 functionalities, such as the ability to integrate up-to-date information from other websites as RSS (Really Simple Syndication) feeds and podcasts. In May 2007, the T-Online Venture Fund invested in Jajah, a Web telephony start-up, opening up the prospect of synergy and market opportunities with Deutsche Telekom. Such opportunities will come both in the mobile and fixed-network areas, as well as in the online area with social networking in particular. Moreover, numerous popular Internet services were integrated into the T-Online portal; partners include Wikipedia, Lycos IQ, Webnews, Mister Wong and moviepilot.de.

Roll out network-centric ICT. While margins in the telecommunications sector for business customers are shrinking, the information technology (IT) market is growing. The continuing convergence of IT and telecommunications is the driving force behind the growth of network-centric ICT. This area primarily includes IP-based network services and all network-based IT services. Against this backdrop, in this area Deutsche Telekom has been focusing on business with key accounts and SME customers (small and medium-sized enterprises). The next steps to ensure successful implementation of the ICT strategy have also been defined. IT and telecommunications production is to be combined in a single organizational unit within T-Systems. The new ICT factory provides the best preconditions for modularizing production in terms of building blocks of solutions that can be used again and again, thus helping boost T-Systems’ profitability and competitiveness. T-Systems is also looking for a partner for certain divisions such as Systems Integration. The appointment of Reinhard Clemens to the Group Board of Management in December 2007 enabled Deutsche Telekom to further consolidate its position by drawing on the services of a renowned expert in international IT markets who will consistently drive forward the further development of T-Systems.

Summary. Deutsche Telekom is consistently implementing its “Focus, fix and grow” strategy within the four areas of action. First successes are clearly visible and reaffirm the Company’s course. The Deutsche Telekom Group will also actively pursue this strategy in 2008, thus ensuring the success of the Company as a whole.

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Group strategy and Group management

58 | 59

Group management.

The financial management of the Group uses an integrated system of key figures based on a small number of closely related key performance indicators (KPIs). These performance indicators define the delicate balance of growth, profitability and financial flexibility the Group has to maintain as it pursues its primary “Focus, fix and grow” goal:

EVA®, return on capital employed (ROCE)

Profitability

Financial flexibility

Growth

Relative debt a gearing b

Revenue, adjusted EBITDA c

a The “relative debt” indicator is the ratio of net debt to EBITDA adjusted for special factors; for more information, please refer to the section on “Development of business in the Group.”

b The “gearing” indicator is the ratio of net debt to equity; for more information, please refer to the section on “Development of business in the Group.”

c Corresponds to EBITDA adjusted for special factors; for more information, please refer to the section on “Development of business in the Group.”

The revenue trend forms the basis for almost every company’s income statement. It reflects the concept of substantive growth. A further KPI is EBITDA, which corresponds to profit/loss from operations excluding depreciation, amortization, and impairment losses. The Group uses the development of EBITDA to measure its short-term operational performance and the success of its individual operations. The Group also uses the EBITDA margin – the ratio of EBITDA to revenue – as a performance indicator. This relative indicator enables a comparison of the earnings performance of profit-oriented units of different sizes.

The Group’s focus on financial flexibility ensures that it will continue to be able to repay its debt and remain financially sound. Financial flexibility is primarily measured using the “gearing” and “relative debt” KPIs. One component of the indicators is net debt, which Deutsche Telekom uses as an important indicator in its communication with investors, analysts, and rating agencies.

To measure the profitability of business development, the Group uses return on capital employed (ROCE) as a relative indicator and economic value added (EVA®) as an indicator of value creation.

ROCE shows the result a company obtained in relation to the assets employed in achieving that result. ROCE is calculated using the ratio of profit from operations after depreciation, amortization and impairment losses, and taxes (i.e., net operating profit after taxes, or NOPAT) to the average value of the assets tied up for this purpose in the course of the year (i.e., net operating assets, or NOA).

Deutsche Telekom’s goal is to exceed the return targets imposed on it by lenders and equity suppliers on the basis of capital market requirements (superior shareholder return). The Deutsche Telekom Group measures return targets using the weighted average cost of capital (WACC). The cost of equity is the return an investor expects on an investment in the capital market with equivalent risk. Deutsche Telekom calculates the cost of debt on the basis of the Group’s financing terms on the debt market, taking into account that interest on borrowed capital is tax-deductible.

The Deutsche Telekom Group uses EVA® as its key indicator of value creation to measure the absolute contributions made by the operational units to the value of the Group. In general, this KPI is also the main benchmark for focusing all operational measures on superior value. Value-oriented management thus implements the Group’s commitment to growth in value-creating business areas down to the level of the operational units.

The economic environment.

Global economy growing at a high level overall // Mobile communications continues to drive growth in the telecommunications market despite falling prices // German broadband market sees substantial growth // Fierce competition and price pressure in the business customer market // Regulatory influence on business increased

Gross domestic product.

Changes over the prior year in real terms (%)

4.0 3.5 3.0 2.5 2.0 1.5 1.0 0.5 0

2.6 2.9 3.0 2.8 2.6 2.8 2.2 2.9

Germany UK Euro zone USA

2007* 2006

* Forecast (source: Kiel Institute for the World Economy)

Global economic development.

The upturn in the global economy continued in 2007, although the macroeconomic risks for the global economy increased as a result of turbulence on the financial markets caused by the U.S. real estate and financial crisis, as well as record-level oil prices and euro-U.S. dollar exchange rates.

Over the course of 2007, economic growth in the industrialized countries was reflected in only a moderate increase in output. Economic expansion in the United States has been slowing for a year now, and growth rates have also weakened slightly in the euro zone and Japan. Important economic indicators, such as housing investment, capital expenditure on plant and equipment and private consumption slipped in the United States, which suggests further economic slowdown. In September and October 2007, the U.S. Federal Reserve lowered its key interest rate by a total of 75 basis points against the background of turbulent financial markets and weaker economic indicators. At the beginning of the second half of 2007, investments and exports in the euro zone grew only moderately. The appreciation of the euro also had a dampening effect. By contrast, the German economy recorded robust growth. Private consumption gained new momentum and exports grew due to increased orders from outside Germany. Expansion in the emerging economies continued to pick up speed over the course of 2007.

Telecommunications market.

A recent industry association study on the development of the German telecommunications market pointed to a sustained slight downturn in the market as a whole for 2007. Revenue from telecommunications services in Germany will accordingly amount to around EUR 63.4 billion in 2007, which equates to a decline of 2.8 percent year-on-year. Growth of call minutes in fixed-network and mobile communications was not sufficient, however, to offset the price erosion caused by competition. Approximately

Group management report

The economic environment

60 | 61

EUR 37 billion from the fixed-network market (a decrease of 3.6 percent year-on-year) and approximately EUR 26.4 billion from the mobile communications market (around 1.4 percent less than in the prior year) made up the sector’s total revenue of approximately EUR 63.4 billion.

Mobile communications market. The mobile communications business continued its global growth trend in 2007. Growth in the largely saturated markets of Western Europe declined. The markets in Germany and Austria shrank in terms of revenue compared with the previous year. Markets in Eastern Europe on the other hand continued to record considerable customer and revenue growth. Fierce competition in the Mobile Communications Europe operating segment, however, meant that only the T-Mobile subsidiaries in Germany, the Czech Republic, the Netherlands and Montenegro managed, according to the latest published figures at the end of the third quarter 2007, to maintain or even expand their customer market share compared with the prior-year period. All other companies in the Mobile Communications Europe operating segment lost customer market share. The key competitive factors are prices, contractual options, applications, network coverage and quality of service. In addition, competition in mobile communications is increasing at European level, partly due to the introduction of Europe-wide services. As market penetration continues to rise, providers are increasingly concentrating on boosting customer retention.

In the United States, T-Mobile now competes with three major national providers: Verizon, AT&T/Cingular, and Sprint/Nextel, all of whom have a much larger national customer base than T-Mobile. Despite the more difficult market environment, the Mobile Communications USA operating segment again recorded above-average growth in 2007 and continued to further expanded its customer and revenue market shares.

Three main groups of providers compete for customers in the mobile communications markets: network operators, resellers, and companies that buy network services and market them independently to third parties (MVNOs). A precondition for operating mobile communications networks, and hence for offering mobile communications services, is a frequency spectrum license issued by public authorities. Whereas these are normally awarded by the national authorities in Europe, the United States has a large number of license areas, extending right down to the individual states. The number of licenses awarded limits the number of network operators in each market, subjecting mobile communications to a range of regulatory regimes.

Broadband/fixed-network market. The German broadband market is marked by considerable dynamic growth. Demand for broadband connections remains high. Key drivers include the increasing performance of transmission technology and the availability of innovative products and services.

A further engine of DSL growth is the enduring strong competition and resulting lower prices. By introducing attractive start-up packages, such as Call & Surf Start, and improving T-Home’s Call & Surf Basic calling plan, Deutsche Telekom opened up new broadband communications customer segments. Attractive complete packages for calling and broadband Internet access remain the main driver of broadband growth in Germany. Traditional resellers such as 1&1 and freenet are gradually shifting their business models to so-called all-IP lines. These are based on upstream all-IP services offered by alternative wholesalers. Using such services, since mid-2007 resellers have also been able to offer complete packages in the regions tapped by alternative wholesalers. The implication of this business model is that DSL resale is losing momentum and competitors are increasingly demanding unbundled local loop lines. The unbundled local loop gives competitors the opportunity to develop their own complete packages which they can offer their customers together with a single bill and as part of a single contractual relationship.

Offers from cable network operators constitute an increasingly important driving force on the broadband market. In addition to attractive complete packages including TV, Internet and voice services (triple play), these cable operators expanded their range of services in 2007 to include pure broadband Internet connections with and without voice components.

Ten years after market liberalization Deutsche Telekom’s market share in fixed-network lines remains high. Alternative fixed-network operators enjoy a market share of around 19 percent, according to the Federal Network Agency. The persistent loss of market share in the narrowband lines business in the Broadband/Fixed Network operating segment results on the one hand from national regulation and on the other from the ever increasingly intense competition from alternative telecommunications carriers and substitution by mobile communications, cable, and voice over IP use. Due to continually falling market prices and the increasing use of flat rates, revenue can no longer be compensated by the number of call minutes billed. As a result, the absolute number of minutes billed on the Company’s own network is on the decline.

Business customer market. The German business customer market for ICT was again characterized by tough competition and intense price pressures in 2007. By contrast, international business performed well, echoing the success seen in 2006.

Small and medium-sized enterprises (SMEs) currently face similar challenges to large enterprises – ranging from globalization through to the increasing pace of innovation. SMEs, though, can only muster relatively scarce personnel and capital resources to tackle these issues. The demand for IT solutions that boost efficiency is also growing in the SME market. All of this opens up new opportunities for T-Systems. For this reason the segment has been bolstering its operations involving marketing IT services to SME customers.

Regulatory influence on Deutsche Telekom’s business.

Deutsche Telekom’s business activities are largely subject to state regulation, combined with extensive powers of government agencies to intervene in product design and pricing.

Regulation in Germany. The German Telecommunications Act (Telekom-munikationsgesetz – TKG) provides for far-reaching regulation for many telecommunications services provided by Deutsche Telekom. Under this Act, the Federal Network Agency can impose obligations on companies with “significant market power” in individual markets regarding the services they offer on those markets. For example, the Federal Network Agency may oblige such companies to offer certain upstream products at prices that are also subject to prior approval by the Agency. Since the Federal Network Agency regards Deutsche Telekom as a company with “significant market power” in broad sectors of the German telecommunications market, regulation significantly encroaches on Deutsche Telekom’s entrepreneurial freedom.

In applying the TKG, the Federal Network Agency has so far shown no inclination to significantly reduce the intensity of state control. With a few exceptions, the Agency applies the restrictive regulations unchanged and even extends them to cover new services and markets. For instance, the Federal Network Agency has included the new voice over IP service in the regulated fixed-network telephony markets and imposed new obligations on Deutsche Telekom following the expansion of the fiber-optic network. Currently, Deutsche Telekom is not required to provide its competitors immediate access to its new high-speed network based on optical-fiber and VDSL technology. However, access is mandatory for portions of the new network, such as multi-function street cabinets, underground cable conduits, and, alternatively, dark fiber. As a result of these upstream services, a major competitor of Deutsche Telekom announced near the end of the reporting year that it intended to establish its own nationwide VDSL network.

Regulation by the European Union. The European Union (EU) defines the fundamental principles of European telecommunications market regulation. The European Commission is currently reviewing the directives and recommendations adopted in 2002. In November 2007 it presented a comprehensive reform package. As part of this package, a new recommendation entered into force, stipulating fewer markets for regulation by national regulatory bodies than in the past. As a result, regulation in the end-customer market should in future be restricted to fixed-network telephone lines. However, the EU recommendation advocates maintaining regulation for the key wholesale markets. This primarily concerns the markets for the unbundled local loop, broadband access, fixed-network interconnection, leased lines and mobile termination. In addition, the recommendation extends the previous scope of market definitions for some of these markets. At present it is not possible to determine whether this will result in additional regulatory burdens. The market for international roaming in European mobile communications is no longer covered by the recommendation because the European roaming regulation of July 2007 already regulates this market.

In addition, the reform package includes proposed amendments to the valid legal framework that will be discussed by the European institutions in the course of 2008. Essentially the European Commission is proposing increasing its influence in the regulated markets. This is reflected both in the proposed extension of veto rights in respect of national regulatory measures and in the proposal to set up a European regulatory authority. Moreover, the possible functional separation of network operation and services has been considered. So far the Commission’s plans have largely met with resistance from the Member States and the telecommunications industry.

International regulation. Deutsche Telekom is also subject to regulation in countries other than Germany. Its subsidiaries abroad are regulated by national authorities. For the fixed network, this applies in particular to subsidiaries in Hungary, Slovakia, and Croatia. In mobile communications, all subsidiaries are subject to regulation, in particular regarding termination charges.

Group management report
The economic environment
Development of business in the Group

Development of business in the Group.

62 | 63

Net revenue further expanded // Proportion of revenue generated outside Germany continues to rise // Slight increase in EBITDA // Adjusted EBITDA almost at prior-year level // Net profit again lowered by staff-related measures // Free cash flow before dividend payments increased

Earnings situation of the Group.

Net revenue increased by EUR 1.2 billion to EUR 62.5 billion in the 2007 financial year. The Company thus continued its positive revenue development of the past few years, recording growth of 1.9 percent. Revenue was essentially driven by the following offsetting effects: Revenue growth was mainly driven by changes to the consolidated group (primarily PTC) amounting to EUR 1.9 billion. Customer growth in the mobile communications business also contributed to the increase in revenue, while exchange rate effects in the amount of EUR 1.0 billion had a negative impact on revenue growth. These were primarily the result of the translation of U.S. dollars.

While revenue rose in the Mobile Communications Europe and Mobile Communications USA segments, it declined in the Broadband/Fixed Network and Business Customers segments.

The proportion of international revenue continued to increase, rising by 3.8 percentage points year-on-year to 50.9 percent, mainly attributable to effects from changes in the composition of the Group.

Contribution of the operating segments to net revenue.

	2007 millions of €	Proportion of net revenue of the Group %	2006 millions of €	Proportion of net revenue of the Group %	Change millions of €	Change %	2005 millions of €
Net revenue*	**62,516**	**100.0**	**61,347**	**100.0**	**1,169**	**1.9**	**59,604**
Mobile Communications Europe	20,000	32.0	17,700	28.8	2,300	13.0	16,673
Mobile Communications USA	14,050	22.5	13,608	22.2	442	3.2	11,858
Broadband/Fixed Network	19,072	30.5	20,366	33.2	(1,294)	(6.4)	21,447
Business Customers	8,971	14.3	9,301	15.2	(330)	(3.5)	9,328
Group Headquarters & Shared Services	423	0.7	372	0.6	51	13.7	298

* Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the Business Customers and Group Headquarters & Shared Services segments. In previous periods these results were only reported under the Broadband/Fixed Network segment. Prior-year figures have been adjusted accordingly.

Development of revenue by geographic area.

	2007 millions of €	2006 millions of €	Change millions of €	Change %	2005 millions of €
Net revenue	**62,516**	**61,347**	**1,169**	**1.9**	**59,604**
Germany	30,694	32,460	(1,766)	(5.4)	34,183
International	31,822	28,887	2,935	10.2	25,421
Proportion generated internationally (%)	50.9	47.1			42.6
Europe (excluding Germany)	17,264	14,823	2,441	16.5	13,272
North America	14,159	13,700	459	3.4	11,858
Other	399	364	35	9.6	291

Consolidated income statement and effects of special factors.[a]

millions of €	2007	Special factors	2007 excluding special factors	2006	Special factors	2006 excluding special factors
Net revenue	62,516		62,516	61,347		61,347
Cost of sales	(35,337)	(1,252)[b]	(34,085)	(34,755)	(1,400)[j]	(33,355)
Gross profit (loss)	**27,179**	**(1,252)**	**28,431**	**26,592**	**(1,400)**	**27,992**
Selling expenses	(16,644)	(498)[c]	(16,146)	(16,410)	(790)[k]	(15,620)
General and administrative expenses	(5,133)	(701)[d]	(4,432)	(5,264)	(841)[l]	(4,423)
Other operating income	1,645	419[e]	1,226	1,257	20	1,237
Other operating expenses	(1,761)	(769)[f]	(992)	(888)	(145)[m]	(743)
Profit (loss) from operations (EBIT)	**5,286**	**(2,801)**	**8,087**	**5,287**	**(3,156)**	**8,443**
Profit (loss) from financial activities	(2,834)	(9)[g]	(2,825)	(2,683)	196[n]	(2,879)
Profit (loss) before income taxes	**2,452**	**(2,810)**	**5,262**	**2,604**	**(2,960)**	**5,564**
Income taxes	(1,374)	364[h]	(1,738)	970	2,259[o]	(1,289)
Profit after income taxes	**1,078**	**(2,446)**	**3,524**	**3,574**	**(701)**	**4,275**
Profit (loss) attributable to minority interests	509	(12)	521	409	(16)	425
Net profit (loss)	**569**	**(2,434)**	**3,003**	**3,165**	**(685)**	**3,850**
Profit (loss) from operations (EBIT)	5,286	(2,801)	8,087	5,287	(3,156)	8,443
Depreciation, amortization and impairment losses	(11,611)	(372)[i]	11,239	(11,034)	(43)	(10,991)
EBITDA	**16,897**	**(2,429)**	**19,326**	**16,321**	**(3,113)**	**19,434**
EBITDA margin (%)	**27.0**		**30.9**	**26.6**		**31.7**

[a] EBITDA for the operating segments and the Group as a whole is derived from profit/loss from operations (EBIT). This measure of earnings before profit/loss attributable to minority interests, income taxes and profit/loss from financial activities is additionally adjusted for depreciation, amortization and impairment losses to calculate EBITDA. It should be noted that Deutsche Telekom's definition of EBITDA may differ from that used by other companies. In this definition, profit/loss from financial activities includes finance costs, the share of profit/loss of associates and joint ventures accounted for using the equity method, and other financial income/expense. As it is based on profit/loss from operations, this method of computation allows EBITDA to be derived in a uniform manner on the basis of a measure of earnings in accordance with IFRS published for the operating segments and the Group as a whole. In the reporting period as well as the comparable prior-year period, Deutsche Telekom's net profit/loss as well as the EBITDA of the Group and of the segments were affected by a number of special factors. Deutsche Telekom defines EBITDA adjusted for special factors as profit/loss from operations (EBIT) before depreciation, amortization, and impairment losses and before the effects of any special factors. The underlying concept involves the elimination of special factors that affect operational business activities and thus impair the comparability of EBITDA and net profit/loss with the corresponding figures for prior periods. In addition, a statement about the future development of EBITDA and net profit is only possible to a limited extent due to such special factors. Adjustments are made irrespective of whether the relevant income and expenses are reported in profit/loss from operations, profit/loss from financial activities, or in tax expense. Income and expenses directly relating to the items being adjusted are also adjusted. To compare the earnings performance of profit-oriented units of different sizes, EBITDA margin and the adjusted EBITDA margin are presented in addition to EBITDA and adjusted EBITDA. The EBITDA margin is calculated as the ratio of EBITDA to net revenue (EBITDA divided by net revenue).

Special factors in 2007:

[b] Expenditures for staff-related and restructuring measures, mainly in the segments Broadband/Fixed Network (EUR – 0.8 billion), Business Customers (EUR – 0.3 billion), and Mobile Communications Europe (EUR – 0.1 billion).

[c] Expenditures for staff-related and restructuring measures, mainly in the segments Broadband/Fixed Network (EUR – 0.4 billion) and Business Customers (EUR – 0.1 billion).

[d] Expenditures for staff-related and restructuring measures, mainly in the segments Broadband/Fixed Network (EUR – 0.1 billion), Business Customers (EUR – 0.1 billion) and Group Headquarters & Shared Services (EUR – 0.5 billion).

[e] Gain on the disposal of T-Online France and T-Online Spain in the Broadband/Fixed Network segment (EUR 0.4 billion).

[f] Expenses from the reduction of goodwill at T-Mobile Netherlands in connection with the subsequent recognition of tax loss carryforwards in the Mobile Communications Europe segment (EUR – 0.3 billion) and costs from the sale of Vivento business units in the Group Headquarters & Shared Services segment (EUR – 0.4 billion).

[g] Primarily expenses from interest added back to provisions for staff-related measures (early retirement arrangements and partial retirement arrangements) (EUR – 50 million). These were partially offset by income from the disposal of the remaining shares in Sireo at Group Headquarters & Shared Services (EUR 18 million) as well as income attributable to other periods from associates and joint ventures accounted for using the equity method in the Broadband/Fixed Network segment (EUR 31 million).

[h] Mainly tax benefits from expenses for staff-related measures (EUR 0.7 billion). This also includes a tax benefit from the recognition of previously unrecognized taxes relating to loss carryforwards at T-Mobile Netherlands (EUR 0.3 billion) as well as an offsetting tax expense from the measurement of deferred tax items in response to the changes in the rates of taxation in connection with the 2008 corporate tax reform (EUR – 0.7 billion).

[i] Mainly expenses from the reduction of goodwill at T-Mobile Netherlands in connection with the subsequent recognition of tax loss carryforwards in the Mobile Communications Europe segment (EUR – 0.3 billion).

Special factors in 2006:

[j] Expenditures for staff-related and restructuring measures, mainly in the segments Broadband/Fixed Network (EUR – 0.8 billion) and Business Customers (EUR – 0.5 billion).

[k] Expenditures for staff-related and restructuring measures, mainly in the segments Broadband/Fixed Network (EUR – 0.5 billion) and Business Customers (EUR – 0.2 billion).

[l] Expenditures for staff-related and restructuring measures, mainly in the segments Broadband/Fixed Network (EUR – 0.1 billion), Business Customers (EUR – 0.1 billion) and Group Headquarters & Shared Services (EUR – 0.6 billion).

[m] Expenditures for staff-related and restructuring measures, mainly at Group Headquarters & Shared Services (EUR – 0.1 billion).

[n] Retroactive income from the sale of Celcom at Group Headquarters & Shared Services (EUR 0.2 billion).

[o] Positive tax effects from the recognition of previously unrecognized deferred tax assets relating to loss carryforwards at T-Mobile USA (EUR 1.3 billion) and from expenditures for staff-related and restructuring measures (EUR 1.2 billion) are offset by negative tax effects, mainly from valuation allowances on deferred tax assets relating to loss carryforwards at T-Mobile in Austria and at Broadband/Fixed Network in France and Spain (EUR – 0.2 billion).

Group management report
Development of business in the Group

64 | 65

2005	special factors	2005 excluding special factors
59,604		59,604
(31,862)	(535)[p]	(31,327)
27,742	**(535)**	**28,277**
(14,683)	(276)[q]	(14,407)
(4,210)	(262)[r]	(3,948)
2,408	824[s]	1,584
(3,635)	(2,297)[t]	(1,338)
7,622	**(2,546)**	**10,168**
(1,403)	1,059[u]	(2,462)
6,219	**(1,487)**	**7,706**
(198)	2,377[v]	(2,575)
6,021	**890**	**5,131**
432	(31)	463
5,589	**921**	**4,668**
7,622	(2,546)	10,168
(12,497)	(1,936)[w]	(10,561)
20,119	**(610)**	**20,729**
33.8		**34.8**

Special factors in 2005:
[p] Expenditures for staff-related measures, mainly in the segments Broadband/Fixed Network (EUR – 0.4 billion), Business Customers (EUR – 0.1 billion) and Group Headquarters & Shared Services (EUR – 0.1 billion).
[q] Expenditures for staff-related measures, mainly in the Broadband/Fixed Network segment (EUR –0.2 billion) and other segments (EUR – 0.1 billion).
[r] Expenditures for staff-related measures, mainly in the segments Broadband/Fixed Network (EUR – 0.1 billion) and Business Customers (EUR – 0.1 billion).
[s] Primarily income from the reversal of provisions in connection with the Civil Service Health Insurance Fund (EUR 0.8 billion).
[t] Goodwill impairment losses at T-Mobile UK (EUR –1.9 billion), additions to out-of-court settlement payments at Group Headquarters & Shared Services (EUR – 0.1 billion) and in particular expenditures for staff-related and restructuring measures (EUR – 0.3 billion).
[u] Gains on disposal, mainly from the sale of MTS (EUR 1.0 billion; Mobile Communications Europe) and comdirect bank (EUR 0.1 billion; Broadband/Fixed Network).
[v] Positive tax effects from the reversal of impairment losses on deferred tax assets in connection with loss carryforwards at T-Mobile USA (EUR 2.2 billion) and from expenses for staff-related measures (EUR 0.5 billion) are offset by negative tax effects from the reversal of provisions for the Civil Service Health Insurance Fund (EUR – 0.3 billion; Group Headquarters & Shared Services).
[w] Primarily goodwill impairment losses at T-Mobile UK (EUR –1.9 billion).

At EUR 16.9 billion, **EBITDA** improved year-on-year by 3.5 percent, driven by the decrease in special factors of EUR 0.7 billion year-on-year. These mainly involved expenses in connection with staff-related measures.

Excluding these special factors, adjusted EBITDA was approximately at the prior-year level at EUR 19.3 billion in 2007 (2006: EUR 19.4 billion). Similar to revenue, EBITDA was positively influenced by changes to the consolidated group (primarily PTC) in the amount of EUR 0.7 billion and negatively impacted by exchange rate effects of EUR 0.3 billion. Excluding negative exchange rate effects, adjusted EBITDA slightly increased year-on-year to EUR 19.6 billion. While adjusted EBITDA declined in the Broadband/Fixed Network and Business Customers segments, it increased in the Mobile Communications segments in particular. The decrease in the Broadband/Fixed Network segment was principally due to the continued, intense price and cost pressure and also to fixed-network line losses, especially in Germany. The Business Customers segment continued to be impacted by strong price and competitive pressure, as well as by lower margins. However, the decline in both segments was offset to a certain extent by efficiency gains and cost savings. Customer growth and the improved margin were the main factors leading to higher adjusted EBITDA in the Mobile Communications USA segment. The increase in the Mobile Communications Europe segment was principally attributable to changes to the consolidated group.

In 2007, **net profit** declined substantially year-on-year by EUR 2.6 billion to EUR 0.6 billion. While the Group had recorded a tax benefit of EUR 1.0 billion in the previous year, tax expenses of EUR 1.4 billion were reported in 2007. Net profit in the previous year was positively impacted in particular by an income tax benefit from the recognition of previously unrecognized deferred tax assets relating to tax loss carryforwards at T-Mobile USA and the reversal of income tax liabilities. In 2007, the effects of the 2008 corporate tax reform in Germany led to a one-time deferred tax expense. In addition, net profit was negatively impacted by a year-on-year increase in depreciation, amortization and impairment losses, mainly resulting from higher amortization of customer bases and brand names in the amount of EUR 0.3 billion at the companies newly acquired in 2006 (primarily PTC).

Net worth and financial position of the Group.

In 2007, total assets of the Deutsche Telekom Group decreased year-on-year by 7.3 percent or EUR 9.5 billion to EUR 120.7 billion.

The decline in assets is attributable almost in full to the decrease in non-current assets. This was largely due to negative exchange rate effects, and to depreciation and amortization which rose compared with investments. The decrease in other non-current assets is mainly due to the reduction in non-current deferred tax assets.

The decline in liabilities and shareholders’ equity was dominated by the EUR 5.0 billion decrease in non-current financial liabilities and a EUR 4.4 billion decrease in shareholders’ equity. The decrease in non- current financial liabilities is mainly due to the repayment of bonds in 2007. In addition, the Group decided in 2007 to cease entering into ABS transactions. The decline in equity was attributable to dividend payments and negative exchange rate effects from currency translation by Group companies outside Germany. The equity ratio fell by 0.6 percentage points to 37.5 percent.

Consolidated balance sheet.

as of Dec. 31 of each year 2007 millions of € 2007% 2006 millions of € 2006 % Change millions of € 2005 millions of € 2005 % Assets Current assets 15,945 13.2 15,951 12.3 (6) 16,668 13.0 Cash and cash equivalents 2,200 1.8 2,765 2.1 (565) 4,975 3.9 Trade and other receivables 7,696 6.4 7,753 6.0 (57) 7,512 5.8 Miscellaneous assets 6,049 5.0 5,433 4.2 616 4,181 3.3 Non-current assets 104,719

86.8 114,209 87.7 (9,490) 111,800 87.0 Intangible assets 54,404 45.1 58,014 44.6 (3,610) 52,675 41.0 Property, plant and equipment 42,531 35.2 45,869 35.2 (3,338) 47,806 37.2 Miscellaneous assets 7,784 6.5 10,326 7.9 (2,542) 11,319 8.8 Total assets 120,664 100.0 130,160 100.0 (9,496) 128,468 100.0 Liabilities and shareholders’ equity Current liabilities 23,215 19.2 22,088 17.0 1,127 24,958 19.5 Financial liabilities 9,075 7.5 7,683 5.9 1,392 10,374 8.1 Trade and other payables 6,823 5.6 7,160 5.5 (337) 6,902 5.4 Provisions 3,365 2.8 3,093 2.4 272 3,621 2.8 Other liabilities 3,952 3.3 4,152 3.2 (200) 4,061 3.2 Non-current liabilities 52,214 43.3 58,402 44.9 (6,188) 54,911 42.7 Financial liabilities 33,831 28.0 38,799 29.8 (4,968) 36,347 28.3 Provisions 9,019 7.5 9,341 7.2 (322) 8,2036.4 Other liabilities 9,364 7.8 10,262 7.9 (898) 10,361 8.0 Shareholders’ equity 45,235 37.5 49,670 38.1 (4,435) 48,599 37.8 Total liabilities and shareholders’ equity 120,664 100.0 130,160 100.0 (9,496) 128,468 100.0

Group management report

Development of business in the Group

Group management report
Development of business in the Group

66 | 67

Deutsche Telekom's **finance management** ensures the Group's ongoing solvency and hence its financial equilibrium. The fundamentals of Deutsche Telekom's finance policy are established each year by the Board of Management and overseen by the Supervisory Board. Group Treasury is responsible for implementing the finance policy and for ongoing risk management.

The primary instruments used for the Group's medium to long-term financing are bonds and medium-term notes (MTNs). In 2007, a loan of EUR 0.5 billion was taken out from the European Investment Bank and a EUR 0.5 billion MTN issued. The individual terms and conditions for the most important financial instruments are explained in the notes to the consolidated financial statements under Note 25.

The Group maintains a liquidity reserve in the form of credit lines and cash to guarantee Deutsche Telekom's solvency and financial flexibility at all times.

For this purpose, the Company entered into standardized bilateral credit agreements with 29 top-ranked banks amounting to a total of EUR 17.4 billion. The bilateral credit agreements have a maturity of 36 months and can, after each period of 12 months, be extended by a further 12 months to renew the maturity of 36 months. EUR 1.4 billion had been drawn down as of December 31, 2007.

To ensure its financial flexibility Deutsche Telekom essentially uses two key performance indicators: gearing and relative debt. One component of the indicators is net debt, which the Group uses as an important indicator for investors, analysts, and rating agencies.

Net debt decreased in the reporting year from EUR 39.6 billion to EUR 37.2 billion. This decline was driven primarily by the positive free cash flow, by exchange rate effects, and by cash inflows from the sale of T-Online France and T-Online Spain. The positive trend of net debt was impacted primarily by dividend payments and payments for acquisitions of companies.

Net debt.*

millions of €, as of Dec. 31 of each year	2007	2006	2005
Bonds	32,294	36,288	37,255
Liabilities to banks	4,260	2,348	2,227
Promissory notes	690	680	645
Liabilities from derivatives	977	562	678
Lease liabilities	2,139	2,293	2,373
Liabilities arising from ABS transactions	–	1,139	1,363
Other financial liabilities	502	377	106
Gross debt	**40,862**	**43,687**	**44,647**
Cash and cash equivalents	2,200	2,765	4,975
Available-for-sale/held-for-trading financial assets	75	122	148
Derivatives	433	359	445
Other financial assets	918	886	440
Net debt	**37,236**	**39,555**	**38,639**

* Deutsche Telekom considers "net debt" to be an important measure for investors, analysts, and rating agencies. Although many of Deutsche Telekom's competitors use this measure, its definition may vary from one company to another.

Financial flexibility.

as of Dec. 31 of each year	2007	2006	2005
Gearing Net debt / Shareholders' equity	0.8	0.8	0.8
Relative debt Net debt / EBITDA (adjusted for special factors)	1.9	2.0	1.9

Long-term rating of Deutsche Telekom AG.

	Standard & Poor's	Moody's	Fitch
2005	A–	A3	A–
2006	A–	A3	A–
2007	**A–**	**A3**	**A–**
Outlook	negative	stable	negative

Net cash from operating activities. Net cash from operating activities amounted to EUR 13.7 billion in the 2007 financial year, compared with EUR 14.2 billion in the prior year. This decrease is primarily attributable to the negative development of working capital, partially offset by a positive effect from tax payments totaling EUR 1.4 billion compared with the prior year. Income tax receipts of EUR 0.2 billion were recorded in the reporting year as compared with tax payments of EUR 1.2 billion in the prior year. In addition, net interest payments were reduced by EUR 0.3 billion year-on-year.

Net cash used in investing activities. Net cash used in investing activities totaled EUR 8.1 billion in 2007 as compared with EUR 14.3 billion in the previous year. This change was primarily the result of lower cash outflows for investments in intangible assets and property, plant and equipment which declined by a total of EUR 3.8 billion. This decline was mainly attributable to the acquisition of FCC licenses by T-Mobile USA in the prior year for EUR 3.3 billion for which there was no comparable single investment in 2007. Furthermore, proceeds from the disposal of property, plant and equipment were EUR 0.2 billion higher than in the prior year.

Lower cash outflows of EUR 0.7 billion for acquisitions and higher cash inflows of EUR 0.9 billion from disposals of businesses compared with the previous year also had a positive impact on net cash used in investing activities. In the reporting year, the acquisition of Orange Nederland and Immobilien Scout resulted in cash outflows of EUR 1.5 billion and the disposal of T-Online France, T-Online Spain, and Tower Broadcasting & Data Services a.s. (TBDS) contributed cash inflows of EUR 0.9 billion, whereas in the prior year, cash outflows for tele.ring, PTC, gedas, and Maktel totaled EUR 2.2 billion.

Net cash used in financing activities. Net cash used in financing activities increased from EUR 2.1 billion in the prior year to EUR 6.1 billion in 2007.

This change is primarily attributable to a EUR 6.3 billion decline in proceeds from the issue of non-current financial liabilities and a EUR 0.5 billion increase in the repayment of non-current financial liabilities. The increase in net cash used in financing activities was partly offset by a EUR 2.6 billion increase in net proceeds from the issue of current financial liabilities. The issuance and repayment of current financial liabilities increased year-on-year due to the drawdown of several short-term credit lines.

In addition to short-term drawdowns of credit lines amounting to EUR 1.4 billion (net), the issue of financial liabilities in 2007 consisted in particular of a medium-term note issue in the amount of EUR 0.5 billion as well as a loan of EUR 0.5 billion from the European Investment Bank. In the same period, a euro tranche of the 2002 global bond of EUR 2.5 billion and medium-term notes of EUR 1.1 billion and ABS liabilities of EUR 1.1 billion were repaid.

In addition, dividend payments increased by EUR 0.6 billion year-on-year, partly as a result of an increase of EUR 0.1 billion in dividend payments at Deutsche Telekom AG, of EUR 0.1 billion at Hrvatske Telekomunikacije d.d., and of EUR 0.1 billion at Slovak Telekom a.s. Furthermore, a dividend payment of EUR 0.1 billion by Makedonski Telekomunikacii A.D. was recorded in the reporting year, as was the dividend payment by Magyar Telekom for 2005 and 2006 amounting to EUR 0.2 billion, for which there were no comparable payments in the prior year.

A positive effect also resulted from the fact that a buy-back of shares for EUR 0.7 billion in connection with the merger of T-Online International AG into Deutsche Telekom AG was recorded in the prior year, for which there was no comparable outflow in the reporting period.

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Development of business in the Group

68 | 69

Condensed consolidated statement of cash flows.

millions of €	2007	2006	2005
Net cash from operating activities[a]	**13,714**	**14,222**	**15,058**
Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment	(8,015)	(11,806)	(9,269)
Free cash flow before proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	**5,699**	**2,416**	**5,789**
Proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	761	567	366
Adjustment[b]	121	–	–
Free cash flow (before dividend payments)[c]	**6,581**	**2,983**	**6,155**
Net cash used in investing activities[a]	**(8,054)**	**(14,305)**	**(10,118)**
Net cash used in financing activities	**(6,125)**	**(2,061)**	**(8,039)**
Effect of exchange rate changes on cash and cash equivalents	(100)	(66)	69
Net decrease in cash and cash equivalents	(565)	(2,210)	(3,030)
Cash and cash equivalents	2,200	2,765	4,975

[a] Current finance lease receivables were previously reported in net cash from operating activities. From January 1, 2007, they are reported in net cash from/used in investing activities. Prior-year figures have been adjusted accordingly.
[b] Cash outflows for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.
[c] Since the beginning of the 2007 financial year, Deutsche Telekom has defined free cash flow as cash generated from operations less interest paid and net cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment. Prior-year figures have been adjusted accordingly. Deutsche Telekom is of the opinion that the "free cash flow (before dividend payments)" indicator is used by investors as a measure to assess the Group's net cash from operating activities after deduction of cash outflows for intangible assets (excluding goodwill) and property, plant and equipment, in particular with regard to subsidiaries, associates and joint ventures, and the repayment of liabilities. "Free cash flow (before dividend payments)" should not be used to determine the financial position of the Group. There is only limited comparability between Deutsche Telekom's definition of free cash flow and methods of calculating this measure and similarly designated measures and disclosures of other companies.

Statement on business development in 2007.

For Deutsche Telekom, the 2007 financial year was again marked by intense competitive and price pressure in the telecommunications industry and by continuing technological change. The Group successfully tackled theses challenges with its "Focus, fix and grow" strategy. In its international markets, the Group recorded revenue and earnings growth, while in its domestic markets it created the basis for improved competitiveness. On account of the upturn in key financial figures and, in particular, the positive trend in free cash flow, the Board of Management is proposing that the dividend be increased from EUR 0.72 to EUR 0.78 per no par value share carrying dividend rights.

Development of business in the operating segments.

Mobile Communications Europe and Mobile Communications USA.

Mobile Communications Europe and Mobile Communications USA: Customer development.

	Dec. 31, 2007 millions	Dec. 31, 2006 millions	Change millions	Change %	Dec. 31, 2005 millions
Mobile Communications Europe [a]	**90.9**	**83.4**	**7.5**	**9.0**	**78.1**
T-Mobile Deutschland [b]	36.0	31.4	4.6	14.6	29.5
T-Mobile UK [c]	17.3	16.9	0.4	2.4	17.2
PTC (Poland)	13.0	12.2	0.8	6.6	10.2
T-Mobile Netherlands (NL)	4.9	4.6	0.3	6.5	4.2
T-Mobile Austria (A)	3.3	3.2	0.1	3.1	3.1
T-Mobile CZ (Czech Republic)	5.3	5.0	0.3	6.0	4.6
T-Mobile Hungary	4.9	4.4	0.5	11.4	4.2
T-Mobile Croatia	2.4	2.2	0.2	9.1	1.9
T-Mobile Slovensko (Slovakia)	2.4	2.2	0.2	9.1	2.0
Other [d]	1.6	1.3	0.3	23.1	1.1
Mobile Communications USA [a]	**28.7**	**25.0**	**3.7**	**14.8**	**21.7**
Mobile customers (total) [a]	**119.6**	**108.5**	**11.1**	**10.2**	**99.8**

[a] One mobile communications card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown. Organic customer growth is reported for better comparability: tele.ring, PTC and Orange Nederland customers were also included in the historic customer base.
[b] As a result of court rulings against competitors, T-Mobile Deutschland changed its deactivation policy at the beginning of 2007 in favor of its prepaid customers. These customers can now use their prepaid credit longer than before. Accordingly, in 2007 far fewer customers were deactivated. Historical figures were not adjusted.
[c] Including Virgin Mobile.
[d] "Other" includes T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).

Mobile Communications Europe.

In the Mobile Communications Europe operating segment, all national companies contributed to the positive development. The highest increases were generated by T-Mobile Deutschland (4.6 million customers), PTC (0.8 million customers), as well as T-Mobile Hungary and T-Mobile UK (including Virgin Mobile). At the end of the year, the customer base included 2.2 million customers from Orange Nederland, which was consolidated for the first time. The other Eastern European companies also made encouraging contributions to subscriber growth. The number of contract customers in Europe rose by 3.4 million in 2007, pushing contract customer growth up almost 10 percent year-on-year. This success can be attributed to the Group's focused customer acquisition strategy – for example, the marketing of calling plans with packages of inclusive minutes (Relax rates) and new, attractive hardware offers in conjunction with a fixed-term contract. The increase in the number of prepaid customers at T-Mobile Deutschland was primary attributable to the change in the legal situation, as a result of which prepaid customers can use their credit longer than before and are therefore reported as customers for longer.

Mobile Communications USA.

The Mobile Communications USA operating segment reported 3.7 million net additions year-on-year, of which 2.7 million were contract customers. Overall subscriber growth at T-Mobile USA in 2007 was therefore again higher than in the previous year.

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Development of business in the operating segments

70 | 71

Mobile Communications Europe: Development of operations.

	2007 millions of €	2006 millions of €	Change millions of €	Change %	2005 millions of €
Total revenue [a]	20,713	18,455	2,258	12.2	17,618
Of which: T-Mobile Deutschland	7,993	8,215	(222)	(2.7)	8,621
Of which: T-Mobile UK	4,812	4,494	318	7.1	4,153
Of which: PTC [b]	1,965	305	1,660	n.a.	–
Of which: T-Mobile NL [c]	1,318	1,138	180	15.8	1,064
Of which: T-Mobile A [d]	1,182	1,149	33	2.9	885
Of which: T-Mobile CZ	1,171	1,043	128	12.3	938
Of which: T-Mobile Hungary	1,118	1,050	68	6.5	1,090
Of which: T-Mobile Croatia	581	556	25	4.5	512
Of which: T-Mobile Slovensko	510	429	81	18.9	378
Of which: Other [e]	236	198	38	19.2	174
EBIT (profit from operations)	2,436	2,746	(310)	(11.3)	1,487
EBIT margin (%)	11.8	14.9			8.4
Depreciation, amortization and impairment losses	(4,241)	(3,367)	(874)	(26.0)	(4,925)
EBITDA [f]	6,677	6,113	564	9.2	6,412
Special factors affecting EBITDA [f]	(147)	(40)	(107)	n.a.	(71)
Adjusted EBITDA [f]	6,824	6,153	671	10.9	6,483
Of which: T-Mobile Deutschland	2,938	3,303	(365)	(11.1)	3,602
Of which: T-Mobile UK	1,183	978	205	21.0	1,303
Of which: PTC [b]	646	89	557	n.a.	–
Of which: T-Mobile NL [c]	279	189	90	47.6	176
Of which: T-Mobile A [d]	336	331	5	1.5	225
Of which: T-Mobile CZ	513	450	63	14.0	410
Of which: T-Mobile Hungary	475	422	53	12.6	432
Of which: T-Mobile Croatia	248	237	11	4.6	238
Of which: T-Mobile Slovensko	203	173	30	17.3	159
Of which: Other [e]	116	105	11	10.5	86
Adjusted EBITDA margin [f] (%)	32.9	33.3			36.8
Cash capex [g]	(1,938)	(1,950)	12	0.6	(1,717)
Number of employees [h]	30,802	25,345	5,457	21.5	24,536

[a] The amounts stated for the national companies correspond to their respective unconsolidated financial statements (single-entity financial statements adjusted for uniform group accounting policies and reporting currency) without taking into consideration consolidation effects at operating segment level.
[b] Fully consolidated as of November 1, 2006.
[c] Including first-time consolidation of Orange Nederland from October 1, 2007.
[d] Including first-time consolidation of tele.ring from May 2006.
[e] "Other" includes revenues and EBITDA generated by T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).
[f] Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to the section on "Development of business in the Group."
[g] Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
[h] Average number of employees.

Mobile Communications USA: Development of operations.

	2007 millions of €	2006 millions of €	Change millions of €	Change %	2005 millions of €
Total revenue	14,075	13,628	447	3.3	11,887
EBIT (profit from operations)	2,017	1,756	261	14.9	1,519
EBIT margin (%)	14.3	12.9			12.8
Depreciation, amortization and impairment losses	(1,892)	(1,991)	99	5.0	(1,771)
EBITDA [a]	3,909	3,747	162	4.3	3,290
Special factors affecting EBITDA [a]	–	–	–	–	–
Adjusted EBITDA [a]	3,909	3,747	162	4.3	3,290
Adjusted EBITDA margin [a] (%)	27.8	27.5			27.7
Cash capex [b]	(1,958)	(5,297)	3,339	63.0	(3,886)
Number of employees [c]	31,655	28,779	2,876	10.0	24,943

[a] Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to the section on "Development of business in the Group."
[b] Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
[c] Average number of employees.

Mobile Communications: Development of operations. [a]

	2007 millions of €	2006 millions of €	Change millions of €	Change %	2005 millions of €
Total revenue	34,736	32,040	2,696	8.4	29,452
EBIT (profit from operations)	4,453	4,504	(51)	(1.1)	3,005
EBIT margin (%)	12.8	14.1			10.2
Depreciation, amortization and impairment losses	(6,133)	(5,358)	(775)	(14.5)	(6,696)
EBITDA [b]	10,586	9,862	724	7.3	9,701
Special factors affecting EBITDA [b]	(147)	(40)	(107)	n.a.	(71)
Adjusted EBITDA [b]	10,733	9,902	831	8.4	9,772
Adjusted EBITDA margin [b] (%)	30.9	30.9			33.2
Cash capex [c]	(3,896)	(7,247)	3,351	46.2	(5,603)
Number of employees [d]	62,457	54,124	8,333	15.4	49,479

[a] This table shows consolidated figures for the Mobile Communications Europe and Mobile Communications USA segments, which are provided here for information purposes.
[b] Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to the section on "Development of business in the Group."
[c] Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
[d] Average number of employees.

Group management report

Development of business in the operating segments

72 | 73

Mobile Communications Europe.

Total revenue in the Mobile Communications Europe operating segment increased 12 percent year-on-year to EUR 20.7 billion, the largest contribution of EUR 1.7 billion being made by the first-time inclusion of PTC for a full financial year. The initial consolidation of Orange Nederland contributed EUR 0.1 billion to revenue growth. All national companies again posted higher revenue year-on-year with the exception of T-Mobile Deutschland, which was impacted by persistent fierce price competition in Germany. Even the increase in the customer base was unable to offset the consequences of this price pressure. However, the year-on-year revenue development recorded by T-Mobile UK, T-Mobile Czech Republic, and the other countries in Eastern Europe was particularly encouraging.

Adjusted EBITDA grew by EUR 0.7 billion in 2007 compared with 2006, EUR 0.6 billion of which was attributable to the first-time inclusion of PTC. All European national companies succeeded in increasing EBITDA with the exception of T-Mobile Deutschland, which reported a decline in EBITDA as a consequence of intense competition. By contrast, adjusted EBITDA at T-Mobile UK rose by EUR 0.2 billion or 21.0 percent in spite of the negative effect of the sterling exchange rate. The national companies in the Czech Republic, Hungary, and Slovakia also recorded double-digit growth rates.

EBIT (profit from operations) decreased by EUR 0.3 billion in 2007, mainly as a result of lower revenue and narrower margins at T-Mobile Deutschland. This was offset in particular by higher margins at T-Mobile UK.

Cash capex in the Mobile Communications Europe segment amounted to EUR 1.9 billion, the same level as in the previous year. While capital expenditure in the Western Europe companies fell, investment in Poland and the other Eastern European companies rose.

The average number of employees rose year-on-year, mainly reflecting the staff increases at T-Mobile Deutschland. In Germany, the restructuring of the sales organization within the Group resulted in T-Mobile taking on sales staff from other Deutsche Telekom segments. The first-time inclusion of PTC for a full year also contributed to this increase in 2007.

Mobile Communications USA.

Revenue growth in the Mobile Communications USA operating segment was again particularly positive. Measured in euros, however, revenue grew by just 3.3 percent on account of the weak U.S. dollar. Adjusted for currency effects, the increase was in fact a double-digit percentage. The main factors driving this revenue growth were the larger customer base and the higher ARPU measured in U.S. dollars.

EBIT (profit from operations) and adjusted EBITDA rose by EUR 0.3 billion and EUR 0.2 billion year-on-year, respectively, mainly as a result of the continued revenue growth. This was largely eroded by the slide in the U.S. dollar, which had a negative impact on T-Mobile. At the same time, the adjusted EBITDA margin rose by 0.3 percentage points.

Cash capex decreased year-on-year from EUR 5.3 billion to EUR 2.0 billion. The EUR 3.3 billion spent on the acquisition of licenses in the previous year was not repeated by comparable investments in 2007.

The average number of employees rose year-on-year and is related to the sustained customer growth and a systematic expansion of business.

Broadband/Fixed Network.

Broadband/Fixed Network: Customer development.

	Dec. 31, 2007 millions	Dec. 31, 2006 millions	Change millions	Change %	Dec. 31, 2005 millions
Broadband					
Lines (total) [a,b]	13.9	11.3	2.7	23.6	8.5
Of which: retail	10.2	7.9	2.3	29.0	6.8
Domestic [a]	12.5	10.3	2.3	22.0	7.9
Of which: retail	9.0	7.1	2.0	27.6	6.3
International [a,b]	1.4	1.0	0.4	39.6	0.6
Of which: Magyar Telekom	0.8	0.6	0.2	31.1	0.4
Of which: Slovak Telekom	0.3	0.2	0.1	43.3	0.1
Of which: T-Hrvatski Telekom	0.3	0.2	0.1	59.9	0.1
ISP broadband rates [b,c]	9.9	7.1	2.7	38.5	4.9
Of which: domestic	8.7	6.3	2.4	38.2	4.5
Fixed Network					
Lines (total) [a,b]	36.6	39.0	(2.4)	(6.2)	41.2
Domestic [a]	31.1	33.2	(2.1)	(6.4)	35.2
Of which: standard analog lines	22.4	24.2	(1.7)	(7.2)	25.5
Of which: ISDN lines	8.6	9.0	(0.4)	(4.5)	9.8
International [a,b]	5.5	5.8	(0.3)	(4.7)	6.0
ISP narrowband rates [b,c]	2.3	3.1	(0.8)	(25.1)	4.3
Wholesale/resale					
DSL resale [d]	3.7	3.4	0.4	10.8	1.7
Of which: domestic	3.5	3.2	0.3	9.7	1.6
ULL [e]	6.4	4.7	1.7	36.8	3.3

The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of precise figures.

[a] Telephone lines in operation excluding internal use and public telecommunications, including wholesale services.
[b] International includes Eastern Europe with T-Hrvatski Telekom, Slovak Telekom, and Magyar Telekom including subsidiaries Maktel and Crnogorski Telekom. T-Online France and T-Online Spain were deconsolidated in 2007 and are not included here. Prior-year figures have been adjusted accordingly.
[c] ISP: Internet Service Provider.
[d] Definition of resale: sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group.
[e] Unbundled local loop lines in Germany only; Deutsche Telekom wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.

Group management report

Development of business in the operating segments

74 | 75

The strong growth trend on the broadband market continued in 2007. Year-on-year, the number of broadband lines increased by 2.7 million to 13.9 million. Of this number, 10.2 million were retail broadband lines, 2.3 million more than in the previous year. The number of domestic broadband lines increased by 2.3 million in 2007 to 12.5 million (including 3.5 million resale customers). T-Home achieved a new customer market share of around 44 percent in the reporting year.

To increase the attractiveness of broadband lines and market them successfully, Deutsche Telekom continued to invest systematically in 2007 in expanding the network infrastructure and introducing innovative broadband services such as IPTV. At the end of the year, the Group successfully concluded the planned expansion of its VDSL high-speed network in 27 cities. Deutsche Telekom plans to equip more cities with VDSL by the end of 2008 and to link these to the IPTV platform. In addition to expanding its high-speed network, Deutsche Telekom drove forward with expanding its ADSL2+ broadband infrastructure in 2007. At the end of the year, customers in a total of 750 towns and cities were able to use IPTV and triple-play services based on ADSL2+ technology.

In addition, the marketing of complete packages comprising voice telephony, broadband Internet, and TV entertainment was consistently driven forward in 2007. Overall, the number of existing customers with complete packages increased by 6.8 million to 10.1 million at the end of 2007. At almost 70 percent, products and services combining voice and Internet communication (Call & Surf) account for the largest proportion of customers opting for complete packages. The number of Entertain customers increased to approximately 120,000 in 2007 thanks to the progressive roll-out of the VDSL and ADSL2+ high-speed networks and the active marketing of the Entertain packages.

With regard to the marketing of wholesale products, T-Home experienced declining demand in Germany for DSL resale products in new business in favor of unbundled local loop lines. The reason for this trend is the continued growth in customer demand for package offers comprising voice telephony and Internet access. The total number of DSL resale lines increased by 312,000 last year to 3.5 million. At the same time, the demand for unbundled local loop lines increased by 1.7 million to a total of 6.4 million. This demonstrates that competitors are increasingly marketing their own complete package offers on the basis of unbundled local loop lines.

The broadband market also continued on a growth course outside Germany in 2007. With a total of 1.4 million broadband lines, including resale products, the segment recorded an increase of around 400,000 or 39.6 percent year-on-year outside Germany.

The segment recorded a drop in the number of fixed-network lines, as expected. Overall, the number of fixed-network lines in Germany decreased by 2.1 million in 2007 to 31.1 million, largely due to customer churn in favor of fixed-network competitors. A smaller proportion of line losses was attributable to the migration of customers to cable network operators and mobile phone companies. According to the Federal Network Agency, alternative telecommunications operators have a market share of around 19 percent. Deutsche Telekom makes up the remaining share of 81 percent.

The development of call minutes saw contrasting trends in 2007. The continuing loss of Deutsche Telekom subscriber lines and the growing substitution by mobile communications and VoIP caused the absolute number of call minutes in Deutsche Telekom’s own network to fall by 2.7 percent year-on-year. However, thanks to the successful marketing of complete packages for all call types (city, national, international, mobile), the Broadband/Fixed Network segment further increased its overall minutes loyalty* by 8.2 percentage points to 76.5 percent.

* Average market share based on the overall traffic generated in the PSTN network of the Broadband/Fixed Network segment.

Broadband/Fixed Network: Development of operations.

	2007 millions of €	2006 millions of €	Change millions of €	Change %	2005 millions of €
Total revenue	22,690	24,515	(1,825)	(7.4)	25,842
Domestic	20,078	21,835	(1,757)	(8.0)	23,249
Of which: network communications	10,138	11,240	(1,102)	(9.8)	12,349
Of which: wholesale services	4,482	4,302	180	4.2	4,357
Of which: IP/Internet	2,452	3,000	(548)	(18.3)	2,994
Of which: other fixed-network services	2,590	2,837	(247)	(8.7)	2,967
International	2,654	2,680	(26)	(1.0)	2,593
EBIT (profit from operations)	3,250	3,356	(106)	(3.2)	5,264
EBIT margin (%)	14.3	13.7			20.4
Depreciation, amortization and impairment losses	(3,675)	(3,839)	164	4.3	(3,982)
EBITDA [a]	6,925	7,195	(270)	(3.8)	9,246
Special factors affecting EBITDA [a]	(845)	(1,553)	708	45.6	(681)
Adjusted EBITDA [a]	7,770	8,748	(978)	(11.2)	9,927
Domestic	6,792	7,903	(1,111)	(14.1)	8,945
International	979	845	134	15.9	982
Adjusted EBITDA margin [a] (%)	34.2	35.7			38.4
Domestic (%)	33.8	36.2			38.5
International (%)	36.9	31.5			37.9
Cash capex [b]	(2,805)	(3,250)	445	13.7	(2,432)
Number of employees [c]	97,690	107,006	(9,316)	(8.7)	110,611
Domestic	79,704	86,315	(6,611)	(7.7)	88,578
International	17,986	20,691	(2,705)	(13.1)	22,033

Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the Business Customers and Group Headquarters & Shared Services segments. In previous periods these results were only reported under the Broadband/Fixed Network segment. Prior-year figures have been adjusted accordingly.

Upon the merger of T-Online International AG into Deutsche Telekom AG in June 2006, T-Online ceased to report as a separate unit. For reporting purposes, the Broadband/Fixed Network operating segment is broken down into its domestic and international business. The Scout24 group and T-Online operations in Switzerland and Austria are reported in the domestic segment as the parent company has its registered office in Germany. Immobilien Scout has been fully consolidated in the consolidated financial statements since November 1, 2007.

[a] Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to the section on "Development of business in the Group."
[b] Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
[c] Average number of employees.

Group management report

Development of business in the operating segments

76 | 77

Total revenue generated by the Broadband/Fixed Network operating segment in the 2007 financial year amounted to EUR 22.7 billion. The segment thus recorded a decline of 7.4 percent year-on-year.

Overall, domestic revenue decreased by 8.0 percent year-on-year to EUR 20.1 billion. This decrease was due in particular to lower call revenues as a result of fixed-network line losses. Other factors included a decline in interconnection services, price erosion in the broadband market, and decreased use of wholesale services by the Business Customers segment for voice and data products due to price and volume factors. The revenue shortfall could only partly be offset by volume growth in unbundled local loop lines and DSL resale. Another contributory factor was the positive revenue effect amounting to EUR 0.2 billion of the change in customer retention periods in 2006.

In the network communications area, the intense competition caused revenues to fall by 9.8 percent year-on-year to EUR 10.1 billion. Fixed-network access revenue remained almost stable at prior-year level, due primarily to the intensified marketing of flat rates for voice services as a component of access line products. On the other hand, these flat-rate offers had the effect of reducing call revenues due to the decreasing proportion of separately billed minutes.

Revenue from wholesale services rose by 4.2 percent year-on-year to EUR 4.5 billion. This increase was primarily the result of higher revenues from DSL resale products, due to a higher sales volume, and from the leasing of unbundled local loop lines. Increased co-location space rentals to competitors also had a positive effect. Price cuts imposed by the regulator on interconnection calls had a negative impact on revenue, however. These regulatory decisions included the reduction in interconnection charges by an average of 10.0 percent as of June 1, 2006. Price cuts in DSL resale in the second quarter of 2006 also negatively affected revenue.

Revenue from IP/Internet services decreased 18.3 percent year-on-year to EUR 2.5 billion. This decrease was caused primarily by considerable price erosion, but also by the migration of fixed-network calling plans to the complete package offers. On the other hand, the IP/Internet segment recorded a considerable volume growth in terms of DSL retail lines that was, however, unable to offset the price erosion. The non-access business, including online advertising for instance, was also lower.

Other fixed-network services, consisting of data communications, value-added services and terminal equipment, amounted to EUR 2.6 billion – a EUR 0.2 billion decrease compared with the previous year. The area of terminal equipment performed positively, whereas revenue from value-added services and data communications declined.

International revenue decreased by 1.0 percent to EUR 2.7 billion. The deconsolidation of T-Online France and T-Online Spain had a negative impact on revenue year-on-year, however the revenue shortfall was largely mitigated by the growth in Eastern Europe. In the Eastern European subsidiaries in Croatia, Slovakia and Hungary, the losses in the traditional fixed-network business were partially offset by dynamic growth in broadband lines and increases in the wholesale business, as well as by positive exchange rate effects in Slovakia and Hungary.

Adjusted EBITDA at Broadband/Fixed Network decreased by just under EUR 1.0 billion to EUR 7.8 billion year-on-year, mainly due to the decline in revenue in Germany. The cost of expanding the broadband customer base also affected adjusted EBITDA, but was partially offset by efficiency gains, process improvements and cost cuts. The operating segment made a major contribution to the Group-wide Save for Service efficiency program, realizing savings of EUR 1.2 billion.

In Germany, the segment generated adjusted EBITDA of EUR 6.8 billion. The decline in adjusted EBITDA was primarily a result of the decrease in revenues from the traditional fixed-network business. In addition to lower revenue-related costs such as termination charges, cost savings were achieved in the area of rental expenses, personnel and IT. The strong demand for the new complete packages also caused a rise in customer acquisition and retention costs, however. Further cost increases related for example to expenses for merchandise in connection with the broadband customer acquisition drive and increased expenses for service improvements.

Outside Germany, adjusted EBITDA rose by EUR 0.1 billion to nearly EUR 1.0 billion, an increase of 15.9 percent. Factors contributing to this improvement were an increase in Eastern Europe and the deconsolidation of T-Online France and T-Online Spain.

EBIT (profit from operations) decreased by 3.2 percent to EUR 3.3 billion in 2007, principally as a result of the decline in EBITDA.

At EUR 2.8 billion, cash capex was EUR 0.4 billion lower year-on-year, mainly due to the lower level of VDSL expansion in 2007.

The workforce restructuring program launched at the end of 2005 used socially responsible measures to reduce the average number of employees in the segment. In 2007, the total headcount declined by 8.7 percent year-on-year to 97,690. At 79,704, the number of employees in Germany was down 6,611 compared with 2006. Outside Germany, the average number of employees amounted to 17,986, a decrease of 2,705. The headcount in Eastern Europe declined by 2,178 due to the successful optimization of performance processes and the sale of wireless services in Slovakia. In Western Europe, the decrease of 527 in the total number of employees was due to the deconsolidation of T-Online France and T-Online Spain.

Business Customers.

Business Customers: Key performance indicators.

	Dec. 31, 2007	Dec. 31, 2006	Change	Change %	Dec. 31, 2005
Enterprise Services[a]					
Computing & Desktop Services					
Number of servers managed and serviced (units)	39,419	33,037	6,382	19.3	38,392
Number of workstations managed and serviced (millions)	1.46	1.36	0.1	7.4	1.35
Systems Integration[b]					
Hours billed[c] (millions)	11.4	10.9	0.5	4.6	11.5
Utilization rate[d] (%)	80.2	80.4			79.1
Business Services[a]					
Voice revenue[c] (millions of €)	1,531	1,666	(135)	(8.1)	1,848
Data revenue (legacy/IP)[c] (millions of €)	2,062	2,475	(413)	(16.7)	2,346
IT revenue[c] (millions of €)	558	622	(64)	(10.3)	405

[a] Percentages calculated on the basis of figures shown.
[b] Domestic: excluding changes in the composition of the Group.
[c] Cumulative figures at the balance sheet date.
[d] Ratio of average number of hours billed to maximum possible hours billed per period.

The business customers market for information and communication technology (ICT) was again characterized by tough competition and intense price pressure in 2007. This is reflected in the figures of both operating business units: T-Systems Enterprise Services and T-Systems Business Services. As part of a systematic expansion of its international business, T-Systems succeeded in gaining new, high-volume orders, particularly from outside Germany. These did not compensate for developments in Germany, however, with the result that the volume of new orders was 10 percent lower in the reporting period than in the previous year. Despite difficult market conditions, T-Systems was able to expand its Systems Integration operations and bill more hours. In the same period, Computing & Desktop Services increased the number of workstations managed and serviced outside the Deutsche Telekom Group. By contrast, the continued positive development of IP activities within Business Services did not offset the decline in data communication services.

Group management report
Development of business in the operating segments

78 | 79

Business Customers: Development of operations.

	2007 millions of €	2006 millions of €	Change millions of €	Change %	2005 millions of €
Total revenue	11,987	12,869	(882)	(6.9)	13,145
Enterprise Services	8,026	8,533	(507)	(5.9)	8,665
Business Services	3,961	4,336	(375)	(8.6)	4,480
EBIT (profit (loss) from operations)	(323)	(835)	512	61.3	458
Special factors affecting EBIT [a]	(478)	(1,180)	702	59.5	(291)
Adjusted EBIT [a]	155	345	(190)	(55.1)	749
Adjusted EBIT margin [a] (%)	1.3	2.7			5.7
Depreciation, amortization and impairment losses	(907)	(946)	39	4.1	(905)
EBITDA [b]	584	111	473	n.a.	1,363
Special factors affecting EBITDA [b]	(478)	(1,180)	702	59.5	(282)
Adjusted EBITDA [b]	1,062	1,291	(229)	(17.7)	1,645
Adjusted EBITDA margin [b] (%)	8.9	10.0			12.5
Cash capex [c]	(921)	(795)	(126)	(15.8)	(795)
Number of employees [d]	56,566	56,595	(29)	(0.1)	52,591

Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the Business Customers and Group Headquarters & Shared Services segments. In previous periods these results were only reported under the Broadband/Fixed Network segment. Prior-year figures have been adjusted accordingly.

[a] For a detailed explanation of the special factors affecting EBIT, adjusted EBIT, and the adjusted EBIT margin, please refer to the section on "Development of business in the Group."
[b] Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to the section on "Development of business in the Group."
[c] Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement. In the first half of 2007 these include outflows totaling EUR 112 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.
[d] Average number of employees.

Total revenue in the Business Customers operating segment in the 2007 financial year amounted to EUR 12.0 billion, a year-on-year decrease of 6.9 percent. The primary reasons are lower revenue from telecommunications services for both multinational business customers and customers in the Business Services operating business unit. Furthermore, Computing & Desktop Services recorded revenue shortfalls resulting from a decrease in PC workstation-related services, and the Systems Integration unit recorded lower revenues from services within the Group.

By contrast, the international business continued to perform positively. With international revenue totaling EUR 2.5 billion, T-Systems generated 7.1 percent year-on-year growth outside Germany in the 2007 financial year. This growth is attributable in particular to the successful, systematic implementation of the segment's internationalization strategy, as evidenced in 2007 by new orders from outside Germany in particular. In Germany, revenues declined 10.0 percent, reflecting the continued erosion of prices.

The Business Customers segment generated revenue of EUR 9.0 billion in the 2007 financial year from business with customers outside the Deutsche Telekom Group, a decrease of 3.5 percent year-on-year. The improvement in Enterprise Services was unable to offset the decline within Business Services. The growth in net revenue at Enterprise Services was the main factor driving the positive development at Systems Integration, despite continued price pressure. However, it was not enough to make up for the erosion of prices for voice and data communications in Business Services and offset the negative trend in telecommunications services for multinational business customers.

EBIT (profit/loss from operations) in the Business Customers segment improved by EUR 0.5 billion to EUR – 0.3 billion in 2007, with **EBITDA** rising by EUR 0.5 billion to EUR 0.6 billion. This was chiefly due to the staff-related restructuring expenses, which were higher in the previous year.

The year-on-year decline in **adjusted EBIT** and **adjusted EBITDA** slowed thanks to the successful implementation of various cost savings and efficiency enhancement programs.

The average **number of employees** was down 0.1 percent on the previous year in spite of the hiring of additional staff outside Germany as part of the Group's internationalization strategy. This decrease is due to the implementation of the staff-related measures introduced.

Group Headquarters & Shared Services.

Group Headquarters & Shared Services: Development of operations.

	2007 millions of €	2006 millions of €	Change millions of €	Change %	2005 millions of €
Total revenue	3,868	3,758	110	2.9	3,577
EBIT (loss from operations)	(1,973)	(2,138)	165	7.7	(1,010)
EBIT margin (%)	(51.0)	(56.9)			(28.2)
Depreciation, amortization and impairment losses	(967)	(947)	(20)	(2.1)	(972)
EBITDA[a]	(1,006)	(1,191)	185	15.5	(38)
Special factors affecting EBITDA[a]	(898)	(730)	(168)	(23.0)	419
Adjusted EBITDA[a]	(108)	(461)	353	76.6	(457)
Adjusted EBITDA margin[a] (%)	(2.8)	(12.3)			(12.8)
Cash capex[b]	(471)	(508)	37	7.3	(475)
Number of employees[c]	27,023	30,755	(3,732)	(12.1)	31,345
Of which: at Vivento[d]	10,200	13,500	(3,300)	(24.4)	15,300

Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the Business Customers and Group Headquarters & Shared Services segments. In previous periods these results were only reported under the Broadband/Fixed Network segment. Prior-year figures have been adjusted accordingly.

[a] Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to the section on "Development of business in the Group."
[b] Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
[c] Average number of employees.
[d] Number of employees at the balance sheet date, including Vivento's own staff and management; figures rounded.

Vivento was instrumental in reducing the Group's workforce in the 2007 financial year through sustainable staff placement services and continued improvement and sale of business models. Vivento's business models – Vivento Customer Services GmbH and Vivento Technical Services GmbH – were further enhanced during the reporting period and are now ready to be marketed. External partners were signed up for the continuing sale of the business models in 2007.

During the reporting period, Vivento sold a total of seven more call center sites of Vivento Customer Services GmbH. Ownership of the Suhl and Cottbus sites was transferred to walter services ComCare with effect from April 1, 2007. As of May 1, 2007, the Rostock, Neubrandenburg, Potsdam, Erfurt, and Stuttgart sites changed ownership and now belong to the arvato group. As a result, a total of some 1,200 employees moved to different employers under the transfers. Changing employer via a transfer of operations safeguards the jobs of the employees who were affected by the sale of Vivento Customer Services GmbH. Deutsche Telekom supported all transfers of operations with long-term contract commitments for five years in each case.

In October 2007, Deutsche Telekom and Nokia Siemens Networks signed a strategic partnership in which they agreed to transfer Vivento Technical Services GmbH to Nokia Siemens Networks with effect from January 1, 2008. On signing the contract, Nokia Siemens Networks became a preferred service partner for Deutsche Telekom's future managed services.

During the reporting period, the pressure to change and optimize the personnel structure in the Deutsche Telekom Group continued. This prompted Vivento to focus on creating external employment opportunities for Deutsche Telekom employees, in particular in the public sector, which will be offered primarily to the Group's civil servants.

Group management report

Development of business in the operating segments

80 | 81

The workforce at Vivento totaled around 10,200 employees as of Decem-ber 31, 2007. Of these, around 600 are Vivento’s own staff and management, some 5,200 are employees of Vivento’s business lines, and around 4,400 are transferees. Of these, approximately 2,900 were engaged on a temporary basis at the reporting date. In 2007, around 5,000 employees left Vivento to pursue new opportunities. Approximately 28,300 employees have thus found jobs outside Vivento since its formation. However, Vivento took on around 1,700 employees from the Group during the reporting period, bringing the total number of Deutsche Telekom staff transferred to Vivento since the establishment of the personnel service provider to around 38,600. The employment rate remained high in 2007. During the reporting period, around 84 percent of the approximately 9,600 employees (excluding Vivento’s own staff and management) were in employment or undergoing training.

Streamlining and improving the real estate portfolio remained a key property management issue in the 2007 financial year. The disposal of surplus property and reduction in rented floor space made a significant contribution to reducing Deutsche Telekom’s real estate costs. Deutsche Telekom closed a total of 313 sales deals involving 196,000 square meters of floor space and 2.3 million square meters of land. Cash inflows from the disposal of real estate totaled EUR 0.4 billion in 2007, although most of these payments related to contracts concluded in previous years. Thanks to the ongoing activities to optimize floor space and corporate sites, Deutsche Telekom managed to reduce leased floor space by another 121,000 square meters. In so doing, the Group again reduced its leasing and facility management costs in 2007.

The Group Headquarters & Shared Services operating segment increased total revenue by 2.9 percent year-on-year in 2007. This development was mainly attributable to revenue growth at Vivento as a result of the expansion of call center business. Real estate operations also experienced a positive revenue trend, principally due to increased revenue at Power and Air Condition Solution Management GmbH & Co. KG and Deutsche Funkturm GmbH. In addition, the real estate group had higher revenues from the Company’s operating segments for facility management services, particularly for co-location. Revenue from DeTeFleetServices GmbH’s fleet business also rose due to higher proceeds from vehicle sales as part of a regular replacement process and due to a higher average number of vehicles in the fleet. This overall positive revenue trend was partially offset by reductions in rental charges for technical facilities and more efficient use of leased floor space by the other operating segments.

Year-on-year, Group Headquarters & Shared Services improved its adjusted EBITDA from EUR – 0.5 billion to EUR – 0.1 billion in the 2007 financial year. This is principally due to the increase in adjusted EBITDA at Vivento, which Vivento achieved in particular through a year-on-year headcount reduction as well as through revenue growth and a productivity increase. Another positive effect was achieved by the non-recurrence of the expenses incurred in the prior-year period for the transfer of Telekom Direkt from Vivento to the Broadband/Fixed Network segment. In addition, the segment benefited from lower expenses for centralized marketing measures and lower provisions in the area of real estate. The real estate group also helped to increase adjusted EBITDA in the 2007 financial year with higher proceeds from real estate sales and a lower headcount. A decline in rental revenues, for which higher revenue in the low-margin facility management business failed to compensate, partially offset this overall positive trend, as did the non-recurrence of income from the reversal of a provision in connection with the resolved arbitration proceedings between Deutsche Telekom AG and Deutsche Post AG relating to the housing assistance program (Wohnungsfürsorge) in 2006. Special factors affecting EBITDA rose by EUR 0.2 billion year-on-year in 2007. These primarily comprise expenses for staff-related measures as well as expenses for the transfer of operations of Vivento Technical Services GmbH and the sale of other call center locations of Vivento Customer Services GmbH. Special factors in the previous year consisted primarily of expenses for staff-related measures.

EBIT (loss from operations) improved by EUR 0.2 billion year-on-year in 2007, primarily due to the same effects that influenced adjusted EBITDA and special factors affecting EBITDA.

The average number of employees during the reporting period was 27,023, a reduction of 3,732 compared with the 2006 financial year. This reflects in particular the ongoing headcount reduction at Vivento.

Research and development.

Deutsche Telekom establishes international product house // Research and development activities focus on five areas of innovation (5i) // Cooperation with research institutions in Germany and abroad // Intensive transfer of results to the operating segments

In 2007, Deutsche Telekom devised a clear research and development strategy in order to boost its competitiveness. The key elements were a focus on innovation for the benefit of the Group as a whole and the successful placement of innovative products on the market.

Deutsche Telekom bundles product development and product innovation in an international product house.

The Company established its product house in 2007 with the aim of setting itself apart from competitors by offering best-in-class products and services. The product house systematically identifies customer needs, comprehensively analyzes new technologies and markets, and systematically implements the findings in cross-segment products and services. The idea of connectivity – at home, on the move and at work – provides the central basis for the future design of Deutsche Telekom’s various product categories. The three core product categories are voice/messaging, high-speed Internet and IPTV, constituting the essential topics that largely determine the Company’s business operations in both fixed and mobile networks.

The new Product & Innovation department steers the Company’s innovation activities and is responsible for coordinating innovation management across the Group, as well as innovation marketing, research and development, and corporate venture capital.

5i as key elements of research and development activities.

Deutsche Telekom Laboratories is the Group’s central research and development unit, focusing primarily on cutting-edge topics and new technologies that are expected to be rolled out or market-ready in two to five years. Deutsche Telekom Laboratories is an associated scientific institute of the Berlin University of Technology (TU Berlin) and is divided into two areas: the Innovation Development Laboratory and the Strategic Research Laboratory.

In 2007, the Development Laboratory once again concentrated its research activities on the five existing areas of innovation (known as 5i):

– Inherent Security addresses customers’ needs for end-to-end security in their communication applications. Deutsche Telekom identifies technologies and applications to offer network-based security solutions. Its goal is not only to increase connection security, but also to protect network devices and hardware more reliably from malware and failures. Users should also be able to reliably identify who they are communicating with via the network in order to execute transactions or enter into agreements securely.

– Intuitive Usability focuses on simplifying services and functions that customers feel are complicated or inconsistent. Device services and functionality should be geared to the needs of their users and should provide them with an intuitive experience, even though the underlying systems are becoming increasingly complex.

– Intelligent Access aims to ensure that customers are automatically offered the best service available – regardless of the device and network used – anywhere and at any time.

– Integrated Service Components develops multimedia and service intelligence modules as well as transaction services and process information services. These components can be used to implement information and communication services efficiently and rapidly.

– Infrastructure Development works on expanding and optimizing Deutsche Telekom’s technology platform. The aim is to meet customer needs in terms of bandwidth, mobility or security as efficiently as possible. This platform will be based on Internet Protocol.

GROUP MANAGEMENT REPORT

Research and development

82 | 83

The Strategic Research Laboratory carries out long-term applied basic and technological research and provides important basic insights for the development of innovative products and solutions. To this end, TU Berlin and Deutsche Telekom have established four professorships. The “User-Friendliness and Quality” and “Intelligent Networks and Management of Distributed Systems” positions have already been filled with acclaimed academics. The “Telecommunications Security” and “Service-Oriented Network Operation” professorships are still at the appointment stage. Approximately one third of the researchers at Deutsche Telekom Laboratories are from Germany, with the other two thirds coming from other European and non-European countries.

Deutsche Telekom Laboratories’ success in 2007 was reflected by a further increase in registered inventions and patents. The results were widely acclaimed in specialist circles and beyond, as demonstrated by the large number of awards won by employees. Deutsche Telekom presented the Group’s innovative strength to a wide audience at CeBIT 2007 and IFA in Berlin.

Cooperation with research institutions in Germany and abroad.

As a member of international forums and committees, Deutsche Telekom helps shaping future products and services. At present, the Company sits on more than 50 international committees and 150 working groups in order to represent its interests and therefore its customers’ wishes.

In 2007, Deutsche Telekom further intensified its cooperation with the State of Israel and Israeli start-ups. In addition to Deutsche Telekom Laboratories’ subsidiary institute at Israel’s Ben-Gurion University, the Group launched a groundbreaking innovation management project back in 2006. Its goal is to systematically analyze the know-how of Israeli start-ups and to implement their innovation topics within Deutsche Telekom’s product areas. Deutsche Telekom was the sixth company in the world and the first telecommunications company to sign up to the State of Israel’s Global Enterprise R & D Cooperation Framework in October 2007. It supports selected Israeli companies in research and development, while the companies receive financial support from the Israeli Ministry of Industry, Trade and Labor to establish and develop marketing activities, technology development, and customer access. The partners presented the initial results of the successful cooperation between Israeli companies and Deutsche Telekom’s product areas in October 2007 at the Innovation Day – Focus on Israel.

In addition to expanding the partner network to include international research institutions, Deutsche Telekom launched a program to support selected Ph.D. students at various universities in Europe and the United States. Examples of this include collaboration with the German Research Center for Artificial Intelligence and with Stanford University. Other collaborative ventures include the University of Leipzig, where Deutsche Telekom sponsors an endowed chair for applied telematics/e-business, and Bonn University, where an endowed chair has been set up at the Physics Institute.

T-Venture, Deutsche Telekom’s venture capital arm, finances and supports innovative telecommunications and IT companies during their start-up phase. For example, the venture capital company invested in Jajah, a new Internet telephony company, in May 2007. Jajah’s service utilizes the traditional telecommunications infrastructure rather than data connections such as voice over IP, thus ensuring high-quality connections for both fixed-network and mobile communications.

Intensive transfer of results to the operating segments.

The transfer of results to the operating segments is a decisive aspect in the success of Deutsche Telekom Laboratories. This transfer process continued to accelerate in 2007, enabling key results to be contributed to the operating segments.

In 2007, Mobile Communications concentrated on its growth drivers: mobile Internet and mobilizing the Web 2.0 trend.

In the reporting year, the operating segments continued to focus on further expanding mobile communications networks in the Company’s European markets and on upgrading mobile broadband networks. Two important milestones were the launch of HSDPA technology offering downlink speeds of up to 7.2 megabits per second and HSUPA offering uplink speeds of up to 1.4 megabits per second.

At the same time, T-Mobile Deutschland completed the almost nationwide roll-out of its EDGE technology as part of the modernization of its GSM network. This technology accelerates mobile Internet and data communication to up to four times the speed of ISDN, and therefore allows T-Mobile to offer broadband connections in particular to customers in rural areas and in some areas currently without DSL coverage, making mobile Internet much more attractive.

T-Mobile also responded to the trend of using traditional fixed-network telecommunications services in mobile communications by launching its web’n’walk@home product. As with the other T-Mobile@home services, web’n’walk@home customers receive a certain number of hours’ mobile Internet access, depending on their calling plan, within a radius of two kilometers of a defined location.

T-Mobile USA launched HotSpot@Home throughout the United States. This service offers unlimited long-distance and local calls at a flat rate to customers with an existing fixed-network broadband line in conjunction with a special WLAN router provided by T-Mobile USA and a GSM/WLAN telephone. WLAN improves mobile coverage indoors, ensuring that calls can be passed seamlessly between WLAN and GSM.

In the area of public WLAN access, the number of T-Mobile HotSpots increased to over 20,000 dedicated locations worldwide in 2007. Roaming agreements with partner hotspot operators mean that customers can now go online at more than 40,000 locations at speeds of up to 11 or 54 megabits per second.

In addition to the further development of mobile Internet networks and devices, T-Mobile also successfully established major service innovations on the market. Key milestones were the personalization of mobile services that T-Mobile implemented in the latest versions of MyFaves and web’n’walk. MyFaves allows customers to call or send text messages to their five most important contacts using a simple, personalizable and emotionally appealing user interface. Users also benefit from a particularly attractive call rate, regardless of which network their five chosen contacts use. Web’n’walk now enables users to personalize the portal’s optimized homepage, from which they can go straight to their favorite websites by simply clicking on customizable buttons. T-Mobile also introduced special marketable advertising space for banners and links that allow advertisers to target customers in a selective and unobtrusive manner on web’n’walk’s portal pages and in the individual sections.

T-Mobile drove forward the expansion of its mobile TV range of services in various markets. Depending on the country, customers can choose between several live TV channels (including sports coverage), pay TV channels, and video on demand in a range of categories.

The launch of an exclusive marketing campaign for the Apple iPhone by T-Mobile Deutschland was a particular highlight and another milestone at the end of the year. The innovative and intuitive use of the device in combination with services provided by T-Mobile (visual voice mail, mobile Internet via EDGE and at 8,500 HotSpots) set new standards on the market.

Broadband/Fixed Network delivers important innovations to the market.

Broadband/Fixed Network successfully launched groundbreaking products in 2007. The basis for this was the high level of expertise and innovative strength shown by the Group’s market and research units and its strategic partners in research, development, and production. Examples of these products are Entertain and Videoload. Entertain is a mass-market IPTV product, while Videoload is the first service in Germany that enables viewers to legally buy and copy blockbuster movies. Following the successful positioning of the download platforms Musicload, Softwareload, and Gamesload, Videoload has been the fourth brand to join the Group’s

“Load” product line. Deutsche Telekom has realigned Germany’s market-leading general interest portal by relaunching t-online.de with a new design and innovative functions.

Deutsche Telekom recognized the growing importance of personal and social networks at an early stage and proactively exploited this. For example, the Group launched a community product called fussball.de which provides a common forum for everyone who likes soccer as well as fans of all clubs and leagues. Deutsche Telekom enhanced its internationally successful community product for the German market in the guise of Cyworld. Other examples of successful products developed by Deutsche Telekom subsidiaries include the social networking site FriendScout24 and the local communities on the neighborhood section of ImmobilienScout24. In all these instances, Web 2.0 trends generate sustainable revenue for the Deutsche Telekom Group.

The T-Online search portal outgrew the rest of the market thanks to customer-oriented product development in 2007. Today, the T-Online search function offers direct access to more than 24,000 search terms, enabling users to quickly find relevant content, services, and products from Deutsche Telekom portals and the T-Online network.

Musicload, the successful music download service, expanded its product portfolio in 2007 to include music videos and audio books. The portal also now offers music in MP3 format. Gamesload established itself as Germany’s leading online portal for chargeable PC games downloads. More than 1,000 PC games cover all key genres and target groups.

Softwareload positioned itself among the leading portals offering multi-vendor download services in 2007, with over 750,000 registered users and over 6.8 million downloaded programs. In addition to a selection of over 18,000 programs, the portal focuses primarily on product reviews and services.

Deutsche Telekom is leveraging state-of-the-art Web 2.0 technologies such as Ajax to fine-tune t-online.de. Apart from developing in-house products and services, the Group is focusing on integrating existing services from partners. To mark IFA 2007, Deutsche Telekom integrated services from Wikipedia, Lycos IQ, Webnews, Mister Wong, and Moviepilot into the portal. This not only enhanced the portal’s value as a source of information and entertainment; it also enables registered users to better adapt it to their own needs. Furthermore, selected new Web 2.0 products and services can be tested on a beta portal open to the public before their market launch. This enables technophiles to log onto forums and share their views with developers in the product house, providing them with valuable market feedback before the regular product launch.

GROUP MANAGEMENT REPORT

Research and development

84 | 85

Business Customers operating segment develops new network-centric ICT solutions.

The development of new network-centric ICT solutions and products for the business customer market was one focus of the Company’s innovation activities in 2007. Deutsche Telekom responded to current business trends and innovative technologies and translated them into marketable solutions.

T-Systems’ Dynamic Services enable companies to utilize processes, applications, and infrastructure according to their current requirements. An example of this is the Dynamic Desktop service that “virtualizes” the PC and its applications, which means that users only require a monitor and keyboard at the office. Applications such as Microsoft Office or drives are located on the Dynamic Services platform in T-Systems’ data center, and users access applications using a browser over the Internet.

The more flexible and mobile people are in their work, the more important information security in terms of processes, software, and corporate data becomes. T-Systems’ security solutions guarantee the availability, confidentiality, and integrity of data, processes, and information. For example, solutions for mobile communication security include automatically locking or activating functions on mobile devices depending on their location.

T-Systems’ experts are also working on numerous innovative projects. They are jointly developing cutting-edge real estate solutions as part of an R&D project with the Fraunhofer Institute. These include real-time monitoring in nursing homes, the optimized utilization of hospital beds using RFID technology, or energy-saving air conditioning technology that synchronizes the systems with users’ diaries. And in the car too, occupants will in future benefit from other features such as car-to-car communications and varied entertainment functions, not to mention Internet access.

Retail is another area of innovation. Consumers make over 70 percent of all purchase decisions in the store. That is why retailers are looking for intelligent ways of informing their customers even better about products at the point of sale, advertising directly to them or offering additional services. Instore Communication, the modular solution concept successfully launched by T-Systems in 2007, allows retailers to inform their customers about special offers and provide them with what they need. A central data platform can be used to customize in-store display systems with specific product and corporate advertising, or to display additional information such as a product’s origin.

Research and development expenditure and investment.

Research and development expenditure amounted to EUR 0.2 billion in the 2007 financial year, the same level as in the previous year. Typical research and development activities included the development of new data transmission processes and innovative telecommunications products. At EUR 0.3 billion, investments in internally generated intangible assets to be capitalized also remained almost unchanged year-on-year. These investments principally relate to internally developed software, with the vast majority being attributable to the Broadband/Fixed Network segment and the Mobile Communications segments.

In the past financial year, over 2,200 employees were involved in projects and activities to create new products and market them efficiently to customers.

Patent applications and intellectual property rights.

In the market for mobile and fixed-network telephony, intellectual property rights play an extremely important role, both nationally and internationally. For this reason, the Group focuses intensively on in-house development and third-party acquisition of such rights.

The number of patent applications decreased slightly in 2007 by 2.7 percent year-on-year to 542. 5,800 intellectual property rights (inventions, patent applications, patents, utility models, and design models) were held as of the end of 2007. The portfolio of rights is reviewed on a regular basis, and those rights that are no longer relevant are eliminated. Management of these intellectual property rights is governed by strict cost/benefit considerations.

Intellectual property rights of Deutsche Telekom.

Number of IPRs

8,000 7,000 6,000 5,000 4,000 3,000 2,000 1,000 0

5,800 5,663 6,686

2007 2006 2005

Employees.

Staff restructuring continued // Vivento supports staff restructuring through improvement of business models // Collective agreement on Telekom Service // Human resources development for improved management quality and heightened service focus // Commitment to junior-staff training ensured for the next few years // Involvement of employees in process to improve quality of service

The worldwide realignment of the telecommunications industry, the rapid pace of technological development and the tough competitive environment in the fixed-network and broadband sectors in Germany pose acute challenges for Deutsche Telekom. This put the Group in a position of having to adjust its staff structure in various markets – in line with changes in business volumes and customer numbers. At the same time, the Group consistently improved customer care in order to retain and expand market share.

Against this backdrop, the Group HR strategy focused on three key areas in 2007: first, improving the personnel cost ratio (the ratio between personnel costs and revenue) by continuing to restructure the Group and its staff and improving Vivento’s business models; second, improving productivity worldwide, and in Germany in particular with the Telekom Service collective agreements; and third, improving the quality of management and the service culture worldwide with tailored human resources development. 2007 saw the definition of another internal objective that aims to improve the efficiency and quality of the Group-wide HR unit as one of the aims of the Shape Headquarters efficiency program.

Staff restructuring continued.

Part of the staff restructuring program in Germany is socially responsible staff adjustment on a voluntary basis and largely without the need for compulsory redundancies. The aim is for around 32,000 employees in Germany to leave the Group between 2006 and the end of 2008. Around 14,400 of the total number leaving in 2007 were employees of the Deutsche Telekom Group in Germany. Socially responsible HR tools such as severance and redundancy models as well as partial and early retirement arrangements contribute substantially to the achievement of this aim. Some of these HR measures are covered by law and will apply beyond 2008. The cut-off date for the early retirement arrangement for civil servants, for example, which was enabled by a new law in November 2006, is the end of 2010. For civil servants employed at Deutsche Telekom, the law provides the opportunity under certain conditions to retire early from the age of 55. By the end of 2007, a total of 26,500 employees had left Deutsche Telekom as part of the overall staff restructuring program scheduled to run until 2008. The Group achieved this not only by offering socially responsible HR tools, but also through natural attrition and the deconsolidation of parts of Vivento’s business models.

Another aim of staff restructuring in Germany is the creation of new employment opportunities for existing employees in promising market segments, such as the roll-out of the VDSL network and to build up staff levels in customer-centric areas to improve customer service. This also includes expanding the network of Telekom Shops (formerly T-Punkt shops), intensified product marketing and more attentive customer support. To reinforce Deutsche Telekom’s clear customer focus and to strengthen customer retention, T-Punkt Vertriebsgesellschaft GmbH increased the number of Telekom Shops to a total of 804 by the end of 2007. At the same time, the headcount in this Group unit also increased. In addition, the Group initiated a further increase in efficiency and quality in the reporting year with the review of organizational and cost structures of the Group’s central

Group management report
Employees

86 | 87

functions as part of the Shape Headquarters program. In this respect, Deutsche Telekom is essentially focusing on those units that report directly to the Chairman of the Board of Management and the Finance and Human Resources Board of Management departments. Besides restructuring the HR Services Telekom unit, this also involves the reorientation of the HR unit under the title HR@2009 to establish it as a better and leaner partner for business in future.

The staff restructuring activities also continued at the international Group units in the reporting year and consisted both of staff adjustments as part of restructuring measures to increase efficiency and of measures to build up staffing levels. The Group also made staff adjustments in its fixed-network business – predominantly at the Eastern European Group units – to reflect the volume of its business and customers. Mobile communications saw staff numbers rise in the growth markets such as the United States. The Business Customers segment is under considerable competitive pressure and can only combat this situation with staff adjustments in Germany and the simultaneous continuation of the internationalization strategy in so-called near- and offshore countries. The Business Customers segment concentrated on domestic production to a greater extent than its competitors to date.

The adjusted personnel cost ratio for the Group as a whole in the 2007 financial year was 21.5 percent of revenue, representing a year-on-year increase of 0.8 percentage points.

The decrease in adjusted personnel costs was mainly attributable to the continued staff restructuring and the resulting lower number of employees.

Expenses for staff-related measures totaled approximately EUR 2.0 billion in the reporting year. These mainly relate to expenses for staff reduction tools that will have an effect beyond 2008, primarily to expenses in connection with early retirement arrangements for civil servants (EUR 1.2 billion), and voluntary redundancy and severance payments in Germany and abroad (EUR 0.6 billion). In addition, provisions amounting to EUR 0.2 billion were made for compensation payments in connection with the collective agreement on Telekom Service. In the prior year, the expenses for staff-related measures amounted to around EUR 2.8 billion, primarily comprising expenses in connection with early retirement arrangements for civil servants, and voluntary redundancy and severance payments for employees.

Workforce development.

Employees in the Group (as of Dec. 31 of each year)	2007	2006	2005
Total	**241,426**	**248,800**	**243,695**
Of which: Deutsche Telekom AG	51,863	92,575	106,604
Mobile Communications Europe	32,304	29,937	23,910
Mobile Communications USA	33,750	30,492	27,500
Mobile Communications (total)	66,054	60,429	51,410
Broadband/Fixed Network*	93,486	101,594	109,256
Business Customers*	56,516	57,538	52,827
Group Headquarters & Shared Services*	25,370	29,239	30,202
Breakdown by geographic area			
Germany	148,938	159,992	168,015
International	92,488	88,808	75,680
Of which: other EU member states	45,709	45,144	37,273
Of which: rest of Europe	8,179	9,014	9,169
Of which: North America	34,297	31,049	27,851
Of which: rest of world	4,303	3,601	1,387
Net revenue per employee			
Development of productivity (thousands of €)	257	247	245

* Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the Business Customers and Group Headquarters & Shared Services segments. In previous periods these results were only reported under the Broadband/Fixed Network segment. Prior-year figures have been adjusted accordingly.

Personnel costs in the Group.

billions of €	2007	2006	2005
Personnel costs in the Group	15.4	16.5	14.3
Special factors	2.0[a]	2.8[b]	1.2[c]
Personnel costs in the Group adjusted for special factors[d]	13.4	13.7	13.1
Net revenue	62.5	61.3	59.6
Adjusted personnel cost ratio (%)[d]	**21.5**	**22.3**	**21.9**

Special factors (billions of €):
[a] Expenses for staff-related measures (early retirement arrangements, severance and redundancy payments, compensation payments, etc.) primarily in the segments Broadband/Fixed Network (– 1.1), Business Customers (– 0.3), and Group Headquarters & Shared Services (– 0.5).
[b] Expenses for staff-related measures (early retirement arrangements, severance and redundancy payments, partial retirement, etc.) in the segments Broadband/Fixed Network (– 1.5), Business Customers (– 0.6), and Group Headquarters & Shared Services (– 0.7).
[c] Expenses for staff-related measures (severance and redundancy payments, partial retirement, etc.) in the segments Broadband/Fixed Network (– 0.6), Business Customers (– 0.2), Mobile Communications Europe (– 0.1) and Group Headquarters & Shared Services (– 0.3).
[d] Calculated and rounded on the basis of millions for greater precision.

Vivento supports staff restructuring through improvement of business models.

Vivento had two main tasks in the reporting year: supporting staff restructuring through placement management, and improving and selling its business models.

In 2007, Vivento successfully continued with the sale of its business models or individual locations, which started in 2006. On April 1, 2007, Vivento sold two sites of Vivento Customer Services GmbH – Cottbus and Suhl – to walter services ComCare. A further five locations of Vivento Customer Services GmbH – Rostock, Neubrandenburg, Potsdam, Erfurt and Stuttgart – were sold to the arvato group, with operations being transferred on May 1, 2007. A total of some 1,200 employees moved to different employers under the transfers in 2007. These deconsolidation activities are accompanied by order commitments, thus ensuring stability of employment for the staff.

Vivento Interim Services GmbH, established in the second quarter of 2006, was transferred to a joint venture with the temporary employment agency Manpower at the end of June 2007. With this joint venture, Deutsche Telekom further expanded an already successful business model aimed at filling temporary employment gaps in the Group where no other suitable employees are available from Vivento. The staff of this company are primarily junior staff trained by Deutsche Telekom who were unable to find permanent employment immediately after successfully completing their final examinations. The transformation of Vivento Interim Services GmbH into the joint venture and its integration into the Manpower group has created a specialist for flexible personnel placement in the telecommunications industry.

The strategic partnership agreement signed between Nokia Siemens Networks and Deutsche Telekom AG in October 2007 provides for the operational transfer of Vivento Technical Services GmbH. Operations were transferred at the beginning of 2008 together with around 1,600 employees. In addition to the operational transfer of Vivento Technical Services GmbH to Nokia Siemens Networks, the agreement encompasses contracts on managed services for the next five years worth EUR 0.3 billion. In addition, contracts on a raft of investments from several European T-Mobile national companies have a total value of up to EUR 0.2 billion. Further support from Deutsche Telekom is intended to ensure the long-term success of the strategic partnership and the stability of employment. Nokia Siemens Networks became the preferred partner for forthcoming managed services under the terms of the contract.

Collective agreement on Telekom Service promotes competitiveness.

In the reporting year, Deutsche Telekom aligned its service organization consistently with market conditions. The Group had clear objectives in bundling its German service units across the Group into three service companies, Deutsche Telekom Kundenservice GmbH, Deutsche Telekom Technischer Service GmbH and Deutsche Telekom Netzproduktion GmbH: to secure the jobs of around 50,000 employees for the long term by offering first-class service at competitive costs. Deutsche Telekom succeeded in doing so with the collective agreement reached with the ver.di trade union on increased working hours, reduced and variable salaries, and the so-called “employment bridge.”

Key aspects of the agreement include the extension of working hours from 34 to 38 hours per week without a raise in salary, and adjusting the salary structure by introducing more performance-related elements. 0.5 working hours of the weekly increase will be spent on improving service skills from 2008. The measures taken to guarantee greater flexibility in working hours in order to improve service include making Saturday a regular working day.

The reduction of salaries by 6.5 percent is a further key aspect of the collective package. The reduction will be cushioned with various measures over a period of 42 months to reflect the Company’s social responsibility. This will ensure that salaries are brought to a more competitive level. During the first 18 months, Deutsche Telekom will compensate the 6.5 percent lower salaries by making them up to 100 percent. For another twelve months, the compensation pay will represent 66 percent of the salary difference and, for the following twelve months, 33 percent. In return, Deutsche Telekom has granted employees of the service companies two attractive job protection packages. Firstly, there will be no sell-off before the end of 2010 to prevent disposal of the service companies. Secondly, Deutsche Telekom has extended protection against compulsory redundancy – originally due to expire on December 31, 2008 – for the three service companies until the end of 2012. This guarantees jobs for employees in the service companies for a period that is unusually long for Germany, too.

Group management report
Employees

88 | 89

The collective agreement also offers employees in the service companies a greater chance than ever before to influence their own income levels by offering them performance-related, variable salary components. The annual target salary in all three companies consists of a fixed and a variable salary component. Employees and their superiors will set personal or team targets for this purpose. The actual payout level for the variable component depends on the target achievement level. This tool will enable Deutsche Telekom to remunerate its employees far more specifically for their personal commitment and team success.

Deutsche Telekom substantiates its special responsibility towards junior staff with the "employment bridge" that was agreed as part of the Telekom Service negotiations. In future, the lower but, in a market comparison, still attractive starting salaries in the service companies will enable Deutsche Telekom to take on over 4,000 new recruits by the end of 2009. In combination with the resulting reduction in the average age of the workforce and the so-called skill mix, this also represents a major contribution to staff restructuring. T-Punkt Vertriebsgesellschaft GmbH is a successful example of this model, where – following the move to become an independent company in 2004 – management and trade unions reached agreement on lower starting salaries, longer customer-oriented working hours and a higher variable pay component.

The agreement also affected employees of Deutsche Telekom AG in its fixed-network segment and at Group Headquarters. The collective wage agreement that expired on July 31, 2007 was extended until December 31, 2008 without a collectively agreed wage increase. In return, Deutsche Telekom agreed to pursue its policy of abstaining from compulsory redundancies until the end of 2009.

Consistent human resources development for improved management quality and heightened service focus.

Improving service orientation was a key objective established for the employees of the service companies within Telekom Service with the initiation of the service training measures included in the collective agreement in the reporting year. Employees who demonstrate outstanding performance, personal commitment and expertise will be offered new "service careers." In order to promote professional development, the Group will provide customized, interrelated training programs.

The Group also established a Service Academy in the reporting year. Its goal is to increase the service orientation of executives in Germany through a combination of imparting theoretical knowledge and having them undergo a practical period in direct customer contact.

Human resources development in the reporting year also focused on continuing the STEP up! program (Systematic & Transparent Executive Development Program) and introducing Go Ahead!, a staff development program for expert careers. STEP up! is a Group-wide program that identifies top performers and promotes their targeted development and recruitment. Deutsche Telekom fine-tuned the content of STEP up! in 2007 by performing an analysis of strengths and weaknesses.

Go Ahead! is a competency-based development model for expert staff established by the Group. The framework model provides Group-wide guidelines for the systematic presentation of career paths and development at each individual stage. The aim is to tie expert staff into the Group long term, ensure that competencies in success-critical functional areas are developed systematically, and that the wide-ranging development opportunities for expert staff is made transparent within the Group.

Telekom Training, the further-training provider for the Group and the external German market, coordinates and designs training programs for expert and executive staff. There is a clear focus on demand-based training as part of staff restructuring and strategic human resources development. Even with major projects – such as training seminars for service staff – training is tailored to demand. In the reporting year, Telekom Training ran a total of 17,071 seminars, with 108,943 people receiving 459,124 days of training.

Further training provided by Telekom Training.

	2007	2006	2005
Seminars	17,071	16,061	12,826
Participants	108,943	150,533	122,379
Participant days	459,124	393,962	403,178
Global Teach sessions*	432,900	707,743	555,696

* Global Teach is an in-house e-learning platform.

Commitment to junior-staff training ensured for the next few years.

Deutsche Telekom has been among Germany’s largest training providers for many years and had 11,679 trainees at the end of 2007. The proportion of trainees in the workforce as a whole is also well above the average of other companies. Deutsche Telekom also intends to maintain this high level of commitment to junior- staff training in the future. By September 1, 2007, Deutsche Telekom had again given almost 4,000 young people prospects for a future profession by giving them a training position. The program covers training positions in twelve different professions and on various dual courses. For 2008 to 2010, the Deutsche Telekom Group and ver.di also agreed upon an above-average trainee ratio. This annual ratio is 2.9 percent of the respective headcount of permanent employees in Germany. Spread over three years, this adds up to a trainee ratio of almost 9 percent at Deutsche Telekom. The Group trainee ratio was around 8.4 percent of staff in Germany excluding Vivento at the end of 2007.

This high level of commitment to junior- staff training is also made possible, among other factors, by bringing trainees’ pay in line with going market rates. The collective agreement includes lower pay levels for all trainees taken on from 2007. As such, Deutsche Telekom is well within the market average.

Deutsche Telekom’s training programs are of a high quality and attract a large number of participants. Every year, the chambers of commerce number Deutsche Telekom-trained staff among the best in their industry. In the interests of developing prospects for the younger generation, Deutsche Telekom’s training goes far beyond its own staff requirements. The lower starting salaries laid down in the collective agreement, however, allow the Group to take on far more of those who successfully complete the training courses. In June 2007, for example, Deutsche Telekom agreed with the trade unions, as part of the Telekom Service move, to take on over 4,000 junior staff by the end of 2009. Around 1,300 trainees were taken on as permanent employees as early as in 2007.

Involvement of employees in process to improve quality of service.

Deutsche Telekom regularly surveyed those employees who have been experiencing change processes in their working areas in particular by means of regular snapshots of levels of motivation and identification, the so-called spirit@telekom pulse surveys. This brief survey increases the involvement of employees and their opinions, and allows appropriate measures to be introduced.

To improve service orientation, Deutsche Telekom focused more strongly in 2007 on innovation driven by employees. In 2007, the Group decided to strategically realign the ideas management process to promote new ideas and suggestions for improvement and leverage these for the Group. With this move, Deutsche Telekom not only aims to increase the quantity and quality of ideas but also cut down on processing time and bureaucracy.

To ensure staff ideas on how to improve service are directly integrated into the Group’s transformation process, Deutsche Telekom announced the Ideas for Service competition, an initiative of Ideas Management. Apart from the numerous ideas received, another positive aspect was the high proportion of employees submitting suggestions for improvement to Ideas Management for the first time.

In the reporting year, the Deutsche Telekom Group generated savings of around EUR 0.1 billion from a total of 8,841 suggestions for improvement (new submissions and subsequent approvals). The number of suggestions thus increased slightly compared with the previous year.

GROUP MANAGEMENT REPORT

Employees

Sustainability and environmental protection

90 | 91

Sustainability and environmental protection.

Declaration on reducing greenhouse gases signed // Complete shift to renewable energy sources in Germany well advanced

Deutsche Telekom aims to continually improve its sustainability performance and leverage potential for climate protection within the Group. The Deutsche Telekom Group also encourages customers and suppliers to adopt environmentally sound behavior. A consistent environmental policy is Deutsche Telekom’s way of meeting its responsibilities as a corporate citizen.

Deutsche Telekom signs declaration on reducing greenhouse gases.

Deutsche Telekom is convinced that sustainable management makes a major contribution to long-term corporate success. Sustainable climate protection is an essential part of this approach. And it is for this reason that the Company has been involved in numerous initiatives and projects for many years. For example, Deutsche Telekom is a signatory to the declaration issued by the Global Roundtable on Climate Change, which requires the international community to reduce greenhouse gases. This committed approach to climate protection is rooted in the conviction that any society looking to combine resource-efficient operations with environmental protection needs telecommunications services. Deutsche Telekom is therefore pursuing a two-pronged strategy: one goal is to increase the Group’s energy efficiency and decouple energy consumption from CO2 emissions; the other is to supply and develop innovative products and solutions to enable customers to increase their own resource-efficiency.

Inhouse energy provider turns to renewable energy sources.

Through its inhouse service provider PASM (Power and Air Condition Solution Management GmbH & Co. KG), Deutsche Telekom ensures that it purchases environmentally friendly energy. In 2006, the Group reduced emissions substantially by buying over a billion kilowatt hours of RECS (Renewable Energy Certificate System) certificates. This amount corresponded to around one third of the Deutsche Telekom Group’s electricity consumption in Germany. In 2007, the Group purchased RECS certificates for another third of its power consumption. From 2008, the Group intends to cover its entire electricity consumption throughout Germany with these certificates, thus making a full commitment to renewable energy sources. The aim of halving CO2 emissions from power consumption by 2010 compared with 1995 has hence been exceeded.

Deutsche Telekom has started to offset CO2 emissions of individual products and services. In the fall of 2007, the Company launched the Sinus line of cordless fixed-network phones, which are climate-neutral thanks to the acquisition of emission reduction certificates over five years (the average useful life). To this end, the CO2 emissions incurred throughout this useful life were calculated, with input from external experts, and offset with certificates covering 53,100 tons of CO2. These phones are also ground- breaking thanks to their sharp reduction in power consumption.

Risk and opportunity management.

Continued price erosion in the core business // More extensive regulation conceivable // Quality of service a success factor

Deutsche Telekom employs a holistic risk and opportunity management system so that it can systematically leverage its opportunities without losing sight of the related risks.

The Group’s risk management unit regularly reports to the Board of Management on risks and their development. The Board of Management in turn informs the Supervisory Board. The risk management system and in-depth discussion of the risk report are also an integral part of the meetings of the Audit Committee of the Supervisory Board.

The early identification, assessment, and management of risks and opportunities are integral components of the Group-wide planning, control, and monitoring systems. Deutsche Telekom analyzes opportunities primarily within the framework of its strategy and innovation development activities on the basis of comprehensive market analyses to derive specific potential opportunities for its segments and markets.

Risks and opportunities, both at segment and central level are analyzed on a regular basis. The early warning systems used in this process are based on prescribed Group-wide methods and are tailored to individual requirements. Potential deviations in the planning period are analyzed to determine the potential scope and probability of occurrence, using methods such as scenario modeling. The reference variables for the potential scope are the Group’s target values (including EBITDA). The Group’s “aggregate risk” is determined from the totality of the individual risks.

Deutsche Telekom aggregates individual risks into an overall risk potential using combination and simulation processes and taking probabilities and correlations into account. An indicator system that captures all material risk areas is used to determine the change in aggregate risk. The analysis also includes what are known as “issues” – events and situations that could adversely affect the Group’s image and reputation.

Reporting of the principal opportunities and risks is on a standard quarterly cycle, with additional ad hoc reports generated in the event of unexpected risks. Specific materiality thresholds for risks are defined for each reporting level. Corporate Risk Management is in charge of the methods and systems used for this Group-wide, standardized risk reporting system and ensures that it works efficiently.

Deutsche Telekom attaches particular importance to managing risks arising from financial positions. All treasury activities – in particular the use of derivatives – are subject to the principle of risk minimization. For this purpose, the Group manages all financial transactions and risk positions in a central treasury system. The Group management is informed of these positions on a regular basis. Deutsche Telekom uses derivatives to hedge interest rate and currency exposures which could have an effect on cash flow.

Certain financial transactions require the prior approval of the Board of Management, which is also regularly briefed on the severity and amount of the current risk exposure. The Deutsche Telekom Group runs simulations using different market and worst-case scenarios to estimate the effects of different conditions on the market.

Deutsche Telekom uses selected derivative and non-derivative hedging instruments to hedge market risk, depending on the risk assessment. However, Deutsche Telekom only hedges risks that affect the Company’s cash flows. The Group uses derivatives exclusively as hedging instruments, not for trading or other speculative purposes.

The efficiency of risk management processes and compliance with the regulations and guidelines in Deutsche Telekom’s Risk Management Manual are subject to regular review by the internal auditing department. Within the scope of their legal mandate to audit the Company’s annual financial statements, the external auditors examine whether the risk management system is able to identify at an early stage risks and developments that could jeopardize the Company’s future. Deutsche Telekom’s risk management system ensures that business risks and opportunities are identified early on and that the Group is in a position to deal with them actively and effectively. This system thus complies with the statutory requirements for risk early warning systems and conforms to German corporate governance principles.

GROUP MANAGEMENT REPORT

Risk and opportunity management

92 | 93

The risks.

Of all the risks that have been identified for the Group, those risk areas or individual risks that could, as it stands today, materially affect Deutsche Telekom’s financial position and results are examined in the following sections.

Competition.

Intensified competition and technological progress have dramatically reduced prices for fixed-network (telephony, Internet) and mobile communications in 2007. Both voice and data communications have been affected, as can be seen by the price erosion in Internet flat rates. There is a danger that this dip in prices will not be compensated by corresponding volume growth.

Competitive pressure could rise even further as a result for example of a significant expansion of coverage by (regional) telecommunications carriers and the continuing trend toward bundled products. Technological innovations, reductions in wholesale prices for competitor products, and increasing fixed-mobile substitution are intensifying the competitive situation. Moreover, previously pure mobile communications providers in Germany are increasingly offering fixed-network and DSL products on the market. In addition, competing DSL providers offer bundled products integrating broadband and Voice over IP (VoIP) without the need for a fixed-network line. Another factor is cable network operators that are expanding their range of services to include attractive triple-play offers, for example.

A significant competitive trend is emerging where Deutsche Telekom increasingly has to compete with players that do not belong to the telecommunications sector as such, including major companies from the consumer electronics and Internet sectors. Despite having lost some market shares already, Deutsche Telekom continues to face the risk of a further loss of market shares and falling margins. Apart from other factors, Deutsche Telekom’s future competitive position depends in particular on the quality of the service it provides, an area where there is still room for improvement. The challenge lies in improving customer service while at the same time staying within the constraints of the cost-reduction measures that have been initiated.

Ongoing price-cutting initiatives are now a regular feature of the European mobile communications market. This is attributable to both low-cost providers such as mobile virtual network operators (MVNOs), and new calling plans offered by established network operators. A further drop in prices for mobile communications may bring the achievement of T-Mobile’s targets into question. In addition, T-Mobile increasingly faces competition abroad from integrated providers that include not only mobile communication services, but also fixed-network products (for example DSL) in their portfolios.

In the United States, T-Mobile USA competes with three significantly larger providers. T-Mobile faces particular challenges regarding its product and service quality and pricing if it is to counter its competitors’ economies of scale. Since T-Mobile USA is a crucial growth driver for Deutsche Telekom, risks to the U.S. company may also have a negative impact on the Group’s ability to reach its targets.

The ICT market in the Business Customers segment is experiencing declining prices and long sales cycles. This represents a risk of lower revenues and margins for T-Systems. T-Systems’ international footprint and brand awareness are limited, especially compared with some of its competitors. This could adversely affect T-Systems’ ability to realize growth potential, especially considering the growing importance of business with multinational corporations outside Germany.

Products, services, and innovations.

As a result of rapid technological progress and increasing technological convergence, it is possible that new and established technologies or products may to some extent substitute one another. This may lead to lower prices and revenues in both voice and data traffic.

There is also a risk that Deutsche Telekom will not be able to convince customers sufficiently of the benefits of current and future services or raise the level of acceptance of these services among customers. Identified market demand may not be satisfied quickly enough, or only with insufficiently mature products. These risks also constitute a threat to Deutsche Telekom’s potential growth drivers in the fixed network.

The Deutsche Telekom Group’s acquisition of UMTS licenses in several European countries paved the way for the introduction of the third generation of mobile communications. Whether these investments will pay off depends on increased usage and revenues in mobile communications, especially mobile data communications. Deutsche Telekom intends to generate appropriate add-on services and applications through both in-house developments and cooperation with third parties (content providers). There is a risk, however, that this will not help achieve earnings targets. Customer perception is equally crucial to the success of multimedia offerings. Falling behind the competition in terms of customer perception could lead to the loss of particularly high-revenue customers.

Regulation.

Network access and price regulation affects telecommunications services offered by network operators with “significant market power.” In Germany, Deutsche Telekom is considered to be such an operator and is therefore subject to strict regulation in the area of broadband and fixed-network communications, and increasingly also in mobile communications. Its European subsidiaries are also subject to corresponding regulatory regimes in the fixed-network and mobile areas.

This situation is exacerbated by the extensive powers of government agencies to intervene in product design and pricing, which can have a drastic effect on operations. Deutsche Telekom is able to anticipate such interventions, which may intensify existing price and competitive pressure, only to a limited extent.

The regulatory framework is currently being reviewed at European level. There is no indication of any significant efforts being made for sector- specific deregulation. Rather, it is feared that the outcome of the ongoing review will increase the scope of regulation. The European Commission has proposed, for example, the introduction of a new regulatory instrument allowing, in the most extreme case, the functional separation of network operation and services. The European institutions will discuss the Commission’s proposals during 2008.

Following the Federal Network Agency’s latest regulatory intervention on termination rates in December 2007, it is possible that these rates will be lowered even further. An extension of the scope of regulation to include mobile termination is also possible. In addition, the European Commission announced its intention to regulate prices for international roaming for mobile data services (including text messaging) in the future. Revenue losses in mobile communications would be a likely consequence.

Further regulatory intervention could also affect content and media offerings. Since Deutsche Telekom offers products that also include the transmission of television programs, media regulation could become a significant factor for the Company. It could restrict its media services offering and/or lead to additional costs for implementing technical measures to comply with regulatory requirements.

Should regulation become this intense, Deutsche Telekom’s flexibility in the market could be compromised, especially with regard to pricing and product design.

Economy and industry.

The general state of the economy in Germany, Europe, and the United States also influences Deutsche Telekom’s business performance. For Deutsche Telekom’s largest markets – Germany and the United States – current economic forecasts predict that growth will slow down slightly in 2008. If economic growth proves to be lower than expected, this may have an adverse effect on both the willingness of business customers to invest and consumer spending by Deutsche Telekom’s residential customers. As a consequence, revenue targets might not be reached.

Human resources.

If the planned staff restructuring activities cannot be implemented, this may have negative effects on the Group’s financial targets and profitability. Deutsche Telekom announced a comprehensive staff restructuring plan for Germany in November 2005. As part of this program, socially responsible staff adjustments will result in approximately 32,000 employees leaving the Group between 2006 and the end of 2008. In addition to the use of voluntary staff downsizing measures, the overall program also relies on effects such as natural attrition and the deconsolidation of parts of the Vivento business models. By the end of the reporting year, approximately 26,500 employees had left the Group in Germany as part of this planned staff adjustment program.

The success of the staff reduction program continued in 2007, however, depends on a range of factors over which the Group has little or no control. These include the continued success of disposals regarding the Vivento business models, general developments on the labor market, and demand on the external labor market. Other factors influencing staff reduction are the use of voluntary staff downsizing measures, such as early retirement for civil servants, and external approval of various spin-off measures. In 2007, Deutsche Telekom hived off approximately 1,200 employees by deconsolidation locations of Vivento Customer Services GmbH to walter services ComCare and arvato. The Deutsche Telekom Group linked these transfers of operation with order commitments. Additionally, in October 2007 Deutsche Telekom formed a strategic partnership with Nokia Siemens Networks, which involved a transfer of operations from Vivento Technical Services GmbH at the start of 2008. This agreement also includes contracts for the next five years. The continued disposal of parts of the Vivento business models is scheduled for 2008. It depends among other factors on whether appropriate partners can be found and certain financial targets be met.

When Group units that employ civil servants are disposed of, it is generally possible to continue to employ these people at the Group unit to be sold. This requires the consent or initiative of the civil servants themselves. However, there is the risk that civil servants may return from the unit sold to Deutsche Telekom after the end of their temporary leave from civil servant status. This risk can be reduced – by compensation payments, for example – but not completely ruled out.

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As part of Telekom Service, Deutsche Telekom has bundled its German service companies across the Group. As of July 1, 2007, the Group completed the establishment of the three service companies as independent legal entities as planned. The Telekom Service collective agreement was signed in June 2007. Transfer to the three service companies affected approximately 50,000 full-time equivalents. With Telekom Service, Deutsche Telekom is pursuing clear objectives: optimized service quality at competitive terms and conditions, and hence the sustained competitiveness of Deutsche Telekom. The key to the achievement of these objectives is systematic implementation.

IT/telecommunications infrastructure.

In the 2007 financial year, Deutsche Telekom implemented comprehensive programs to adapt its IT systems and IT infrastructure to changing customer needs and new organizational demands. Any lack of efficiency in planning and monitoring these activities could result in resource allocation errors and process disruptions.

The IT 2010 initiative was launched in March 2007 as a Group-wide measure for all IT activities. The purpose of this program is to implement the Group-wide IT strategy. It comprises a number of initiatives relevant for one or several segments. The primary focus of the program lies on reducing costs and improving customer service.

Due to the great complexity of the IT landscape, malfunctions, for example between newly developed and existing IT systems, would lead to process disturbances and in a worst case scenario, to interruptions in business processes.

The most important IT program in the Group comprises the long-term development and implementation of an IP platform that supports both fixed-network and mobile communications services. This means that the existing network platform is being completely replaced by an IP-based system. The implementation of this shared IP platform entails risks affecting all IT systems with an Internet connection, such as hacker attacks and so-called spam calls. These risks could lead to a temporary interruption in the functioning of IT resources and hence to limited performance of the technical infrastructure.

Also, the products, services, and IT/telecommunications networks used by Deutsche Telekom itself and those offered in the competitive market may be subject to malfunction and outages, e.g., due to hacker attacks, sabotage, power failures, natural disasters, technical faults, or other events. This could affect mobile communications, Internet, ICT, and fixed-network products and services. Deutsche Telekom counteracts these risks by employing a large number of measures, ranging from redundant systems and defensive systems such as firewalls and virus scanners with regular technical network tests and building security measures, to organizational precautions. Early warning systems ensure that automated and manual countermeasures can be initiated in the event of disruptions. In addition, organizational and technical emergency procedures are in place to minimize damage. Group-wide insurance programs have also been established to cover operational interruptions and damage to current and non-current assets.

Deutsche Telekom meets the applicable IT and telecommunications security standards, and the Group implements new requirements without delay.

Health and the environment.

Electromagnetic fields (EMFs) are repeatedly associated with potential environmental and health damage. This is a controversial issue and the subject of public debate. Existing public acceptance problems affect both networks and the use of terminal equipment and have an effect on T-Mobile, particularly with regard to mobile network roll-out. Within Broadband/Fixed Network, they affect sales of cordless DECT equipment and devices that use WLAN technology. Apart from legal risks, there may be regulatory initiatives involving the implementation of preventive measures in mobile communications.

The World Health Organization (WHO) has declared that, on the basis of current scientific knowledge, there are no known adverse effects on health below the international threshold standards. Nor does the WHO expect any serious dangers to arise in the future, though it does recommend continued research due to ongoing scientific uncertainties.

Deutsche Telekom aims to overcome doubts among the general public by pursuing an objective, scientifically well-founded, and transparent information policy. The Deutsche Telekom Group’s efforts to provide state-of-the-art technologies therefore include funding scientific research that aims to detect possible risks at an early stage. Among other things, Deutsche Telekom is involved in Informationszentrum Mobilfunk (IZMF), an industry initiative by mobile communications enterprises, as well as in the German Research Association for Radio Applications (Forschungsgemeinschaft Funk – FGF), which supports independent research into the biological effects of EMFs. In addition, the EMF policy adopted in 2004 has enabled T-Mobile to take measures in the areas of transparency, information, involvement, and research funding that should minimize both potential legal and regulatory problems as well as acceptance problems among the public.

Purchasing.

As an ICT service provider and an operator and provider of IT/telecommunications products, Deutsche Telekom cooperates with a variety of suppliers of technical components. These components include software and hardware, transmission and switching technology, outside plant and terminal equipment.

Supply risks cannot be entirely ruled out. Delivery bottlenecks, price increases, changes in the prevailing economic conditions or suppliers’ product strategies may have a negative impact on Deutsche Telekom’s business processes and results. The Company employs a large number of organizational, contractual, and procurement strategy measures as precautions to counteract potential risks, such as supplier default or dependence on individual suppliers.

Litigation.

Deutsche Telekom is party to several proceedings both in and out of court with government agencies, competitors, and other parties. The proceedings listed below are of particular importance from Deutsche Telekom’s point of view.

Shareholders have filed more than 2,000 lawsuits in Germany against Deutsche Telekom. They claim to have purchased shares in Deutsche Telekom on the basis of the offering prospectuses dated May 28, 1999 and May 26, 2000. Many of these lawsuits also allege improper recognition of the carrying amount of the real estate assets by Deutsche Telekom. Some of these lawsuits are also directed at KfW Bankengruppe and/or the Federal Republic of Germany. The aggregate amount of the claims filed under these lawsuits is approximately EUR 79 million. The Frankfurt/Main Regional Court has issued two certified questions to the Frankfurt/Main Higher Regional Court pursuant to the German Capital Investor Model Proceedings Act (Kapitalanleger-Musterverfahrensgesetz – KapMuG). Moreover, several thousand additional investors have initiated conciliatory proceedings with a state institution in Hamburg, the “Öffentliche Rechts-auskunfts- und Antragsstelle der Freien und Hansestadt Hamburg.”

After the merger of T-Online International AG into Deutsche Telekom AG became effective on June 6, 2006, Deutsche Telekom AG was served around 250 applications for a court review of the fairness of the exchange ratio stipulated in the merger agreement dated March 8, 2005. Under the German Reorganization and Transformation Act (Umwandlungsgesetz), former shareholders of T-Online can request the Frankfurt/Main Regional Court to review the fairness of the exchange ratio in the course of appraisal rights proceedings (Spruchverfahren). If the outcome of these proceedings shows that the exchange ratio for the T-Online shares was too low, the court will stipulate a supplementary cash payment that Deutsche Telekom would be required to pay to all former shareholders of T-Online whose shares were exchanged for shares of Deutsche Telekom within the framework of the merger.

In the arbitration proceedings filed by the Federal Republic of Germany against Deutsche Telekom AG, Daimler Financial Services AG, and Toll Collect GbR (in which Deutsche Telekom AG holds a 45-percent stake) regarding disputes relating to the truck toll collection system, Deutsche Telekom received the Federal Republic’s statement of claim on August 2, 2005 in which the Federal Republic maintains its claim to have lost toll revenues of approximately EUR 3.5 billion plus interest, alleging – among other things – that it was deceived as to the likelihood of operations commencing on September 1, 2003. The total of the asserted claims for contractual penalties was increased to approximately EUR 1.65 billion plus interest. The contractual penalties are based on alleged violations of the operator agreement (lack of consent to subcontracting, delayed provision of on-board units and monitoring equipment). Toll Collect GmbH, the joint operating company set up by Deutsche Telekom AG, Daimler Financial Services AG and Cofiroute S.A., filed for arbitration against the Federal Republic of Germany on May 25, 2007, requesting the granting of a definitive operating permit and the payment of outstanding claims amounting to around EUR 490 million plus interest.

On May 3, 2005, Vivendi S.A. (formerly Vivendi Universal S.A., hereinafter referred to as Vivendi) took legal action against Deutsche Telekom AG and T-Mobile International AG & Co. KG (now T-Mobile International AG). Vivendi alleges that the defendants unlawfully broke off negotiations on the acquisition of a 48-percent stake in Polska Telefonia Cyfrowa Sp.z o.o. (PTC) in order to then obtain these shares at a lower price. The value in dispute has been put at approximately EUR 2.27 billion. The action is pending before the Commercial Court in Paris. Numerous other lawsuits and arbitration proceedings are pending in connection with the disputed PTC shares.

On April 13, 2006, in line with the rules of the International Chamber of Commerce in Paris, Vivendi filed arbitration proceedings before the international court of arbitration in Geneva against Deutsche Telekom AG, T-Mobile International AG & Co. KG (now T-Mobile International AG), T-Mobile Deutschland GmbH, T-Mobile Poland Holding Nr. 1 B.V. and others. This complaint is aimed at a declaratory judgment that on or before March 29, 2006 a verbal agreement was reached between the parties concerning, inter alia, putting an end to all legal disputes relating to the investment in PTC, or that pre-contractual obligations were breached. Vivendi is demanding performance of the contract or compensation.

On October 23, 2006, Vivendi filed a suit against Deutsche Telekom AG, T-Mobile USA Inc., T-Mobile International AG, T-Mobile Deutschland GmbH and others with the U.S. District Court in Seattle, Washington State, claiming that the defendants had colluded illegally to cause Vivendi to lose its alleged interest in PTC. The lawsuit is based on the Racketeer Influenced and Corrupt Organizations (RICO) Act. In the lawsuit, Vivendi is seeking, inter alia, damages of approximately USD 7.5 billion. The court will first decide whether it will accept the lawsuit. This decision is expected for spring 2008.

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On October 19, 2005, following enforcement proceedings, Deutsche Telekom received a claim for damages of approximately EUR 86 million plus interest from telegate AG. telegate alleges that Deutsche Telekom charged excessive prices for the provision of subscriber data between 1997 and 1999, which resulted in telegate AG having insufficient funds available for marketing measures and preventing it from achieving its planned market share. Following enforcement proceedings, Deutsche Telekom received a claim for damages of approximately EUR 329 million plus interest from Dr. Harisch, also on October 19, 2005. Dr. Harisch alleges that due to the excessive prices for the provision of subscriber data between 1997 and 1999, the equity ratio of telegate AG fell significantly on several occasions, resulting in the need for capital increases. This required Dr. Harisch and another shareholder to release shares from their own holdings, thereby diluting their remaining shareholdings. The plaintiff has increased his claim by approximately EUR 283 million. The amount in dispute has thus risen to approximately EUR 612 million.

A notice of action was served on January 19, 2006 by Arcor AG & Co. KG seeking damages of approximately EUR 223 million on grounds of an alleged price squeeze between wholesale prices and the prices charged to end customers. This legal dispute has been adjourned pending a legally enforceable ruling by the European courts in administrative penalty proceedings that are decisive for the proof of claim.

On October 31, 2005, the satellite operator Eutelsat sued Deutsche Telekom AG, T-Systems Business Services GmbH and SES Societé Européenne des Satellites S.A. for damages amounting to approximately EUR 142 million. The plaintiff is basing its claim on an alleged breach of contractual duty. The action is pending before the Commercial Court in Paris. Eutelsat has since withdrawn its claim against SES. A hearing took place on January 22, 2008 at which the case was not tried. The court again granted the plaintiff opportunity to submit a comment by March 4, 2008.

Deutsche Telekom intends to defend itself and/or pursue its claims resolutely in each of these court, conciliatory, and arbitration proceedings.

Financial risks.

The financial risks for the Group arise mainly from liquidity, credit, and currency and interest rate risks. Deutsche Telekom maintains a liquidity reserve in the form of credit lines and cash to guarantee the solvency and financial flexibility of the Company at all times. The primary instruments used for medium- to long-term financing are bonds and medium-term notes (MTNs) issued in a variety of currencies and jurisdictions.

As of December 31, 2007, 29 banks granted Deutsche Telekom credit lines totaling EUR 17.4 billion. The bilateral credit agreements have a maturity of 36 months and can, after each period of 12 months, be extended by a further 12 months to renew the maturity of 36 months. By spreading the maturities over the year, the Deutsche Telekom Group significantly reduces the loan extension risk. Deutsche Telekom believes it is rather unlikely that it will have difficulty in accessing the capital markets due to a decline in its ratings. Detailed information on financial risks can be found in Note 43 in the notes to the consolidated financial statements.

Impairment of Deutsche Telekom’s assets.

The value of the assets of Deutsche Telekom and its subsidiaries is reviewed periodically. In addition to the regular annual measurements, specific impairment tests may be applied in certain cases. These may be necessary, for example, whenever due to changes in the economic, regulatory, business or political environment it can be assumed that the value of goodwill, intangible assets or items of property, plant and equipment might have decreased. These tests may lead to the recognition of impairment losses that do however not result in disbursements. This could impact to a considerable extent on Deutsche Telekom AG’s results, which in turn may negatively influence the Deutsche Telekom share and ADS price.

Sales of shares by the Federal Republic and KfW Bankengruppe.

As of December 31, 2007, the Federal Republic, together with KfW Banken-gruppe held approximately 31.7 percent of Deutsch Telekom’s shares, and the Blackstone Group held 4.4 percent. On April 24, 2006, the Blackstone Group purchased an interest in Deutsche Telekom’s share capital from KfW Bankengruppe. The one-year lock-up for further sales of Deutsche Telekom shares by KfW Bankengruppe agreed between KfW Bankengruppe and Blackstone expired in April 2007. The two-year lock-up for the shares of Deutsche Telekom purchased by the Blackstone Group will expire in April 2008.

It is possible that the Federal Republic will continue its policy of privatization and sell further equity interests, including shares in Deutsche Telekom AG, in a manner designed not to disrupt the capital markets and with the involvement of KfW Bankengruppe. In 2003, KfW issued an exchangeable that matures on August 8, 2008. Exchangeables are debt certificates that the holder can exchange, during a period determined in advance and at a conversion price determined in advance, for shares in another company (registered shares in Deutsche Telekom AG in the case of the KfW exchangeables referred to here). If the conversion price is exceeded, KfW may exchange the exchangeables submitted to it for shares in Deutsche Telekom AG and if the holders of the exchangeables exercise the conversion option, it must exchange them. When the exchangeables mature, KfW has the right to pay them out in Deutsche Telekom AG shares. This exchangeable has a volume of EUR 5 billion and a conversion price of EUR 17.526.

For Deutsche Telekom, there is a risk that the sale of a significant volume of Deutsche Telekom shares by the Federal Republic or KfW Banken-gruppe, or speculation to this effect on the markets, could have a negative short-term impact on the price of Deutsche Telekom shares.

Aggregate risk position.

The assessment of the aggregate risk position is the outcome of the consolidated analysis of all material areas of risk or individual risks. Despite the intense competitive and price pressure, the regulatory framework, and the considerable challenges the Group faces as regards its quality of service and staff restructuring, the aggregate risk position has not fundamentally changed since the previous year. As it stands today, there is no risk to the Company’s continued existence as a going concern.

All three rating agencies maintained Deutsche Telekom’s long-term rating at A– or A3, as in 2006. However, Fitch changed its outlook from “stable” to “negative” in May 2007. If Deutsche Telekom’s rating falls below certain defined levels, this will result in higher interests for some of the bonds and medium-term notes issued.

The opportunities.

Some of the most important aspects of the Group’s wide variety of opportunities are highlighted below.

Although the German and Western European markets are largely saturated in many areas, there is still substantial growth potential in the emerging countries of Central and Eastern Europe, as well as for the main growth driver T-Mobile USA. With its strong presence in Central and Eastern Europe, Deutsche Telekom can benefit particularly well from this situation.

Innovative bundled products as well as convergence products are also substantial areas of opportunity for Deutsche Telekom. As a large, integrated telecommunications group, Deutsche Telekom is not only able to cope with substitution risks better than specialized providers; it can also implement new bundled products such as triple play or quadruple play. The main trends in the industry such as convergence (especially IP-based), IPTV, mobile Internet, and multi-access IP value-added services (participation in the fast-growing online advertising market) provide further opportunities for Deutsche Telekom.

Civic, social, and ecological requirements such as a state-of-the-art health care system, efficient climate protection, mobility geared to seniors, citizen-oriented administration, mobile working, or even transparent goods traceability (e.g., commodity online services) are further starting points for the development of new, promising products and services. In particular, IP-based solutions and the use of RFID facilitate new business models that can reduce the quantities of resources used and also the costs to society and the environment. In this way, Deutsche Telekom makes a further contribution to the sustainable development of society.

Projects like T-City are proof of the capabilities of the Deutsche Telekom Group, which demonstrate its service quality combined with the state-of-the-art networking technology, and allow users to experience many products for themselves. Substantially improved locational conditions for medium-sized companies are also increasing the potential revenue for Deutsche Telekom. Through cooperation with municipalities, for example, T-DSL can be rolled out to cover as yet undeveloped regions and its market potential increased.

In addition to product- and project-related opportunities, a substantial improvement of its customer service in particular will open up potential opportunities for Deutsche Telekom.

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Risk and opportunity management Events after the balance sheet date

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Events after the balance sheet date.

Further sites of Vivento Customer Services GmbH sold.

Vivento Customer Services GmbH sold five additional sites – Göppingen, Freiburg, Stralsund, Schwerin and Chemnitz, including the Dresden branch – currently employing around 640 people to the arvato group in January 2008. The transfer of operations is scheduled for March 1, 2008. This transfer of operations is accompanied by a contract commitment by Deutsche Telekom for five years, thus safeguarding the jobs of the staff concerned.

Sale of Media & Broadcast completed.

After the European Commission granted approval in January 2008 for Deutsche Telekom AG to sell T-Systems Media & Broadcast GmbH to Télédiffusion de France, the transaction was completed by both companies. The enterprise value, i.e., the total price underlying the transaction, is EUR 0.85 billion.

T-Systems Media & Broadcast GmbH was a wholly-owned subsidiary of T-Systems Business Services GmbH. Media & Broadcast plans, creates, markets and operates specific services for customers in the broadcasting and media industries. Its portfolio comprises terrestrial broadcasting equipment and networks, as well as satellite transmission services.

Outlook.*

Market remains fiercely competitive // Sustained improvement of service culture // Mobile Communications will remain growth engine // Broadband business to be further expanded // Business Customers: Preparing for growth

Economic outlook.

Germany’s six leading economic research institutes (“Projektgruppe Gemeinschaftsdiagnose”) forecast a slowdown in the global economy in their fall report to the German Federal Ministry of Economics. This will be reflected in a slight reduction in global production growth. The correction in the real estate market in the United States will continue while growth in private consumption in the United States will slow. The strong euro will dampen economic growth in the euro zone, and expansion is also expected to slow in the United Kingdom and Japan.

The Kiel Institute for the World Economy expects real gross domestic product in Germany to increase by 1.9 percent in 2008, as against 2.6 percent in 2007. Economic development will primarily be driven by domestic demand.

Market expectations.

The overall encouraging development in Deutsche Telekom’s international sales markets continues, especially in the key market of the United States. Extremely fierce competition and the continued drop in prices on the entire telecommunications market will again dominate developments on Deutsche Telekom’s domestic sales markets.

Deutsche Telekom faces the challenges.

Deutsche Telekom deals with continuous technological change and fierce competition on its sales markets by taking targeted measures. The most important of these are:

– Improvements to the service culture and processes, investments in future product areas and simplification of the product range and pricing models tailored to target groups, with the aim of safeguarding existing customer relationships in the long term and attracting new customers.

– Expansion of the sales network in Germany by further developing direct sales channels (Telekom Shops) and sales partnerships.

– Cost-cutting measures and further rationalization investments in more cost-effective IP networks.

– Continuation of measures to adjust the workforce structure. The necessary staff reduction will be implemented using socially responsible and voluntary instruments such as partial and early retirement arrangements, and severance and voluntary redundancy payments.

– Targeted consolidation in markets where Deutsche Telekom currently has a presence, but also activities outside these markets to leverage international economies of scale and synergies.

– Strong participation in market trends by promoting innovative in-house development or – if necessary – through partnerships.

Group management report

Outlook

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All theses measures are based on the “Focus, fix and grow” strategy. Deutsche Telekom’s financial management ensures consistent implementation of this strategy – in spite of the fact that refinancing possibilities are currently limited due to the real estate crises in the United States. The strategy contributes sustainably to the positive development of revenue and earnings and to safeguarding cash flow. It therefore supports Deutsche Telekom’s efforts to continue offering its shareholders an attractive dividend.

Mobile Communications will remain the growth engine. The mobile communications business will be positively impacted primarily by the relatively high customer growth rates in the Mobile Communications USA operating segment. Deutsche Telekom also expects customer numbers to continue growing in the Mobile Communications Europe operating segment, albeit at a lesser rate than in the Mobile Communications USA segment. The Company’s range of innovative data services, especially an enhanced, attractively priced web’n’walk offering with new mobile devices, is a key growth driver in Europe and the USA.

Based on these assumptions, Deutsche Telekom expects that the positive revenue and profit trend in mobile communications will continue in both Europe and the United States. This development will be supported by further savings. For instance, in the United Kingdom, T-Mobile UK and its competitor 3 UK will share their UMTS networks in future to save costs and, at the same time, provide a larger proportion of the population with 3G mobile services. However, regulatory decisions and exchange rate risks, especially for the U.S. dollar and sterling, may negatively affect revenues and profits in euros.

The Group’s capital expenditure activities in the 2008 financial year will continue to primarily focus on its mobile communications business. In Europe, key areas will include improvements in the quality of the GSM networks and the further expansion of the UMTS networks. In the United States, Deutsche Telekom is systematically driving forward the enhancement of network quality and network coverage, as well as the rapid development of 3G mobile communications networks.

Broadband business to be further expanded. The traditional fixed-network business will continue to lose market share because of continued fierce competition from alternative telecommunications carriers and cable operators, resellers as well as fixed-mobile substitution. The introduction of all-IP will also shape development in the 2008 financial year. In addition, prices are expected to fall further due to regulatory requirements and competition-induced price cuts. Deutsche Telekom will defend its market leadership in the broadband business. The Group intends to tap the mass market in Germany with its Entertain products. The Broadband/Fixed Network operating segment will launch a quality and service campaign in 2008 that will focus on safeguarding and defending its core voice and access business, and broadband market leadership. In addition, Deutsche Telekom is focusing consistently on addressing growth areas with new products, for instance, an innovative IP connection that will offer customers many additional functions, such as video telephony.

Against this background, Deutsche Telekom expects the negative revenue and earnings trends in the Broadband/Fixed Network operating segment to slow down.

The Company will continue to push ahead with the roll-out of its high-speed network infrastructure in 2008. Any expansion will be contingent on such an investment making sense when taking regulatory and economic aspects into account. In addition to expanding the high-speed network, further investments in the network coverage and performance of the existing IP network infrastructure are planned for 2008.

Business Customers: Preparing for growth. In 2008, the Business Customers operating segment will continue the strategy it pursued in 2007, again focusing on network-centric services. As a result of this strategy, in January 2008 T-Systems’ Media & Broadcast division was sold to the French provider TDF (Télédiffusion de France) and Active Billing, which handles Deutsche Telekom’s receivables management, was transferred to the Broadband/Fixed Networks segment.

At the same time, the Business Customers segment has the goal of expanding its position as a European provider in the international market by winning further major contracts. This was announced on December 3, 2007 by Reinhard Clemens when he took office as new member of Deutsche Telekom’s Board of Management responsible for Business Customers and CEO of T-Systems. Customers in Europe are looking for a European alternative to U.S. service providers, because European providers are more closely aligned with their business interests and have a better understanding of their corporate culture.

The Systems Integration unit is to be bolstered with a partner in 2008. Unlike network-centric business, systems integration requires over 60 percent of the work to be performed locally on the customer’s premises. At the same time, providers in this market have to buy in standardized programming services from near- and offshore countries such as Hungary, Brazil, and India in order to be competitive. A partnership is therefore intended firstly to increase the number of internationally available specialists for on-site customer business and secondly to augment offshore resources.

Revenue and profits are expected to stabilize in the Business Customers operating segment in view of the measures described.

Group Headquarters & Shared Services. The results of the Group Headquarters & Shared Services segment are to a significant extent influenced by the development of Vivento. The changed market environment means that the Group’s personnel structure will have to be adjusted further. Vivento’s expertise will be used to establish a capacity management system in 2008, with the goal of generating further external employment opportunities for Deutsche Telekom staff. The system will focus in particular on employment prospects in the public sector, which will be offered primarily to the Deutsche Telekom Group’s civil servants. Vivento’s reporting of the personnel costs for the employees concerned will impact the results of Group Headquarters & Shared Services in 2008. In addition, measures taken to centralize functions in the Group Headquarters & Shared Services segments will initially have a negative effect. In this context, systematic continuation of our measures to cut costs is expected to lead to efficiency gains in the coming years.

General statement on the business development in the Group.

In view of the expected market situation in the individual operating segments, Deutsche Telekom aims to again achieve positive results for the entire Group.

* Outlook contains forward-looking statements that reflect management’s current views with respect to future events. Words such as “assume,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could,” “plan,” “project,” “should,” “want” and similar expressions identify forward-looking statements. These forward-looking statements include statements on the expected development of net revenue, earnings, and personnel figures for 2008 and 2009. Such statements are subject to risks and uncertainties, such as an economic downturn in Europe or North America, changes in exchange and interest rates, the outcome of disputes in which Deutsche Telekom is involved, and competitive and regulatory developments. Some uncertainties or other imponderabilities that might influence Deutsche Telekom’s ability to achieve its objectives, are described in the “Risk and opportunity management” section in the management report and in the “Forward Looking Statements” and “Risk Factors” sections in the Annual Report on Form 20-F and the disclaimer at the end of this Annual Report. Should these or other uncertainties and imponderabilities materialize or the assumptions underlying any of these statements prove incorrect, the actual results may be materially different from those expressed or implied by such statements. We do not guarantee that our forward-looking statements will prove correct. The forward-looking statements presented here are based on the current structure of the Group, without regard to significant acquisitions, dispositions or business combinations Deutsche Telekom may choose to undertake. These statements are made with respect to conditions as of the date of this document’s publication. Without prejudice to existing obligations under capital market law, we do not intend or assume any obligation to update forward-looking statements.

102 | 103

Consolidated financial statements

104 Consolidated income statement

105 Consolidated balance sheet

106 Consolidated cash flow statement

107 Statement of recognized income and expense

108 Notes to the consolidated financial statements

197 Responsibility statement

198 Auditors’ report

In order to save costs in an increasingly competitive environment while still being able to make the investments that are vital for our broadband and mobile business, we launched the Save for Service efficiency program last year. We have clearly exceeded the planned EUR 2 billion in savings – and thus made a major contribution to the sustainable and forward-looking development of our Company.

Consolidated income statement.

millions of € Note 2007 2006 2005

Net revenue 1 62,516 61,347 59,604

Cost of sales 2 (35,337) (34,755) (31,862)

Gross profit 27,179 26,592 27,742

Selling expenses 3 (16,644) (16,410) (14,683)

General and administrative expenses 4 (5,133) (5,264) (4,210)

Other operating income 5 1,645 1,257 2,408

Other operating expenses 6 (1,761) (888) (3,635)

Profit from operations 5,286 5,287 7,622

Finance costs 7 (2,514) (2,540) (2,401)

Interest income 261 297 398

Interest expense (2,775) (2,837) (2,799)

Share of profit (loss) of associates and joint ventures accounted for using the equity method 8 54 24 214

Other financial income (expense) 9 (374) (167) 784

Loss from financial activities (2,834) (2,683) (1,403)

Profit before income taxes 2,452 2,604 6,219

Income taxes 10 (1,374) 970 (198)

Profit after income taxes 1,078 3,574 6,021

Profit (loss) attributable to minority interests 11 509 409 432

Net profit (profit (loss) attributable to equity holders of the parent) 569 3,165 5,589

Earnings per share 12

Basic 0.13 0.74 1.31

Diluted 0.13 0.74 1.31

Consolidated financial statements

Consolidated income statement Consolidated balance sheet

104 | 105

Consolidated balance sheet.

millions of € Note Dec. 31, 2007 Dec. 31, 2006

Assets

Current assets 15,945 15,951

Cash and cash equivalents 17 2,200 2,765

Trade and other receivables 18 7,696 7,753

Current recoverable income taxes 10 222 643

Other financial assets 24 2,019 1,825

Inventories 19 1,463 1,129

Non-current assets and disposal groups held for sale 20 1,103 907

Other assets 1,242 929

Non-current assets 104,719 114,209

Intangible assets 21 54,404 58,014

Property, plant and equipment 22 42,531 45,869

Investments accounted for using the equity method 23 109 189

Other financial assets 24 599 657

Deferred tax assets 10 6,610 8,952

Other assets 466 528

Total assets 120,664 130,160

Liabilities and shareholders’ equity

Current liabilities 23,215 22,088

Financial liabilities 25 9,075 7,683

Trade and other payables 26 6,823 7,160

Income tax liabilities 10 437 536

Other provisions 30 3,365 3,093

Liabilities directly associated with non-current assets and disposal groups held for sale 20 182 17

Other liabilities 28 3,333 3,599

Non-current liabilities 52,214 58,402

Financial liabilities 25 33,831 38,799

Provisions for pensions and other employee benefits 29 5,354 6,167

Other provisions 30 3,665 3,174

Deferred tax liabilities 10 6,676 8,083

Other liabilities 28 2,688 2,179

Liabilities 75,429 80,490

Shareholders’ equity 31 45,235 49,670

Issued capital 32 11,165 11,164

Capital reserves 33 51,524 51,498

Retained earnings including carryforwards 34 (16,226) (16,977)

Other comprehensive income 35 (4,907) (2,275)

Net profit 569 3,165

Treasury shares 36 (5) (5)

Equity attributable to equity holders of the parent 42,120 46,570

Minority interests 37 3,115 3,100

Total liabilities and shareholders’ equity 120,664 130,160

Consolidated cash flow statement.

millions of € Note 2007 2006 2005

38

Profit after income taxes 1,078 3,574 6,021

Depreciation, amortization and impairment losses 11,611 11,034 12,497

Income tax expense (benefit) 1,374 (970) 198

Interest income and interest expenses 2,514 2,540 2,401

Other financial (income) expense 374 167 (846)

Share of (profit) loss of associates and joint ventures accounted for using the equity method (54) (24) (152)

Profit on the disposal of fully consolidated subsidiaries (379) – –

Other non-cash transactions 124 32 11

(Gain) loss from the disposal of intangible assets and property, plant and equipment (42) (72) 2

Change in assets carried as working capital (1,072) (17) (298)

Change in provisions 1,825 1,585 (571)

Change in other liabilities carried as working capital (1,391) 353 (134)

Income taxes received (paid) 171 (1,248) (1,200)

Dividends received 36 27 60

Cash generated from operations 16,169 16,981 17,989

Interest paid (4,005) (4,081) (4,017)

Interest received 1,550 1,322 1,086

Net cash from operating activities 13,714 14,222 15,058

Cash outflows for investments in

– Intangible assets (1,346) (4,628) (1,868)

– Property, plant and equipment (6,669) (7,178) (7,401)

– Non-current financial assets (264) (624) (604)

– Investments in fully consolidated subsidiaries and business units (1,547) (2,265) (2,051)

Proceeds from disposal of

– Intangible assets 39 35 33

– Property, plant and equipment 722 532 333

– Non-current financial assets 133 249 1,648

– Investments in fully consolidated subsidiaries and business units 888 (21) 0

Net change in short-term investments and marketable securities and receivables (60) (348) (208)

Other 50 (57) –

Net cash used in investing activities (8,054) (14,305) (10,118)

Proceeds from issue of current financial liabilities 32,514 3,817 5,304

Repayment of current financial liabilities (35,259) (9,163) (14,747)

Proceeds from issue of non-current financial liabilities 1,586 7,871 4,944

Repayment of non-current financial liabilities (1,020) (492) (443)

Dividend payments (3,762) (3,182) (2,931)

Share buy-back – (709) –

Proceeds from the exercise of stock options 24 16 34

Repayment of lease liabilities (208) (219) (200)

Net cash used in financing activities (6,125) (2,061) (8,039)

Effect of exchange rate changes on cash and cash equivalents (100) (66) 69

Net increase (decrease) in cash and cash equivalents (565) (2,210) (3,030)

Cash and cash equivalents, at the beginning of the year 2,765 4,975 8,005

Cash and cash equivalents, at the end of the year 2,200 2,765 4,975

The presentation of cash generated from operations has been changed to increase transparency and to disclose individual components. Net cash from operating activities is unchanged with the exception of the change in current finance lease receivables which will be classified as cash from investing activities from now on. Prior-year figures have been adjusted accordingly.

Statement of recognized income and expense.

106 | 107

millions of € 2007 2006 2005

Fair value measurement of available-for-sale securities

– Change in other comprehensive income (not recognized in income statement) (1) 3 126

– Recognition of other comprehensive income in income statement (1) (1) (984)

Fair value measurement of hedging instruments

– Change in other comprehensive income (not recognized in income statement) (118) 385 (537)

– Recognition of other comprehensive income in income statement 3 (8) (28)

Revaluation due to business combinations (142) 395 (9)

Exchange differences on translation of foreign subsidiaries (2,510) (1,747) 2,878

Other income and expense recognized directly in equity 160 80 9

Actuarial gains and losses from defined benefit plans and other employee benefits 923 314 (1,099)

Deferred taxes on items in other comprehensive income (228) (275) 624

Income and expense recognized directly in equity (1,914) (854) 980

Profit after income taxes 1,078 3,574 6,021

Recognized income and expense (836) 2,720 7,001

Minority interests 512 517 480

Equity attributable to equity holders of the parent (1,348) 2,203 6,521

Notes to the consolidated financial statements. Summary of accounting policies.

General information.

The Deutsche Telekom Group (hereinafter referred to as Deutsche Telekom) is one of the world’s leading service providers in the telecommunications and information technology sector. With its operating segments, Mobile Communications Europe, Mobile Communications USA, Broadband/Fixed Network, Business Customers and Group Headquarters & Shared Services, Deutsche Telekom covers the full range of state-of-the-art telecommunications and information technology services.

The Company was entered as Deutsche Telekom AG in the commercial register of the Bonn District Court (Amtsgericht – HRB 6794) on January 2, 1995.

The Company has its registered office in Bonn, Germany. Its address is Deutsche Telekom AG, Friedrich-Ebert-Allee 140, 53113 Bonn.

The Declaration of Conformity with the German Corporate Governance Code required pursuant to § 161 of the German Stock Corporation Act (Aktiengesetz – AktG) was released and made available to shareholders.

In addition to Frankfurt/Main, other German stock exchanges, and Tokyo, Deutsche Telekom shares are also traded on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The annual financial statements of Deutsche Telekom AG as well as the consolidated financial statements of Deutsche Telekom AG, which have an unqualified audit opinion from Ernst & Young AG Wirtschaftsprüfungs-gesellschaft Steuerberatungsgesellschaft, Stuttgart, and Pricewaterhouse-Coopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt/ Main, are published in the electronic Federal Gazette (Bundesanzeiger). This annual report and the Annual Report on Form 20-F, filed with the SEC due to Deutsche Telekom’s listing on the NYSE, are available upon request from Deutsche Telekom AG, Bonn, Investor Relations, and on the Internet at www.telekom.com.

The consolidated financial statements of Deutsche Telekom for the 2007 financial year were released for publication by the Board of Management on February 11, 2008.

Basis of preparation.

The consolidated financial statements of Deutsche Telekom have been prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), as well as with the regulations under commercial law as set forth in § 315a (1) HGB (Handelsgesetzbuch – German Commercial Code). All IFRSs issued by the International Accounting Standards Board (IASB), effective at the time of preparing the consolidated financial statements and applied by Deutsche Telekom, have been adopted for use in the EU by the European Commission. The consolidated financial statements of Deutsche Telekom thus also comply with IFRS as issued by the IASB. Therefore the term IFRS is used in the following.

The financial year corresponds to the calendar year. The consolidated income statement, the consolidated cash flow statement and the statement of recognized income and expense include two comparative years.

Presentation in the balance sheet differentiates between current and non-current assets and liabilities, some of which are broken down further by their respective maturities in the notes to the financial statements. The income statement is presented using the cost-of-sales method. Under this format, net revenues are compared against the expenses incurred to generate these revenues, classified into cost of sales, selling, and general and administrative functions. The consolidated financial statements are prepared in euros.

The financial statements of Deutsche Telekom AG and its subsidiaries included in the consolidated financial statements were prepared using uniform group accounting policies.

Consolidated financial statements

Notes

108 | 109

Initial application of standards, interpretations and amendments to standards and interpretations in the financial year.

In the financial year, Deutsche Telekom applied the following pronouncements by the IASB for the first time:

– IFRS 8 “Operating Segments,”

– Amendment to IAS 1 “Presentation of Financial Instruments – Capital Disclosures,”

– IFRIC 7 “Applying the Restatement Approach under IAS 29 Reporting in Hyperinflationary Economies,”

– IFRIC 8 “Scope of IFRS 2,”

– IFRIC 9 “Reassessment of Embedded Derivatives,” and

– IFRIC 10 “Interim Financial Reporting and Impairment.”

Deutsche Telekom has opted voluntarily for earlier application of IFRS 8. Note 39 details the implications of the application of IFRS 8. The initial application of the other pronouncements did not have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

Standards, interpretations and amendments issued, but not yet adopted.

In November 2006, the IFRIC issued IFRIC 11 “IFRS 2 – Group and Treasury Share Transactions.” The European Union endorsed IFRIC 11 in June 2007. The interpretation addresses how to apply IFRS 2 to share-based payment arrangements involving an entity’s own equity instruments or equity instruments of another entity in the same group (e.g., equity instruments of its parent). The interpretation requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity-instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments needed are obtained. IFRIC 11 also provides guidance on whether share-based payment arrangements, in which suppliers of goods or services of an entity are provided with equity instruments of the entity’s parent, should be accounted for as cash-settled or equity-settled in the entity’s financial statements.

The interpretation shall be applied for financial years beginning on or after March 1, 2007. An entity shall apply the interpretation retrospectively in accordance with IAS 8, subject to the transitional provisions of IFRS 2. The adoption of IFRIC 11 is not expected to have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

In November 2006, the IFRIC issued IFRIC 12 “Service Concession Rights.” The European Union has not yet endorsed IFRIC 12. Service concessions are arrangements whereby a government or other public sector entity as the grantor grants contracts for the supply of public services – such as roads, airports, prisons and energy and water supply and distribution facilities – to private sector entities as operators. IFRIC 12 addresses how service concession operators should apply existing IFRS to account for the obligations they undertake and rights they receive in service concession arrangements. Depending on the consideration the operator receives from the grantor, the operator recognizes a financial or an intangible asset. A financial asset is recognized if the operator has an unconditional contractual right to receive cash or another financial asset from the grantor. If the consideration the operator receives from the grantor is a right to charge users, an intangible asset is recognized. Depending on the contractual arrangements, recognition of both a financial asset and an intangible asset is possible as well. The provisions of IFRIC 12 are effective for financial years beginning on or after January 1, 2008. The adoption of IFRIC 12 is not expected to have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

In March 2007, the IASB issued an amendment to IAS 23 “Borrowing Costs.” The European Union has not yet endorsed the amendment to IAS 23. The amendment to the standard mainly relates to the elimination of the option of immediately recognizing borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as an expense. Currently, Deutsche Telekom recognizes these costs directly as an expense. A qualifying asset in this context is an asset that takes a substantial period of time to get ready for its intended use or sale. In future, an entity is therefore required to capitalize borrowing costs as part of the cost of the qualifying assets. The revised standard does not require the capitalization of borrowing costs relating to assets measured at fair value, and inventories that are manufactured or produced in large quantities on a repetitive basis, even if they take a substantial period of time to get ready for use or sale. The standard applies to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after January 1, 2009. Deutsche Telekom is currently analyzing the date of adoption of the amendment to IAS 23 and the resulting effects on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

In June 2007, the IFRIC issued IFRIC 13 “Customer Loyalty Programmes.” The European Union has not yet endorsed IFRIC 13. The interpretation addresses the accounting of customer loyalty programs that grant customers points (credits) that allow them to acquire free or discounted goods or services from the seller or a third party. The question to be clarified was whether the award credits are a liability in the context of a completed sale or an advance payment for a future sales transaction. The interpretation now issued requires the proceeds of the sale to be divided into two components. One component is attributable to the transaction which resulted in the credit awards. The other component is allocable to the future sales transaction resulting from the credit awards to be redeemed. The portion of the proceeds allocated to the goods or service already delivered is recognized as revenue. The portion of the proceeds allocated to the award credits is deferred as an advance payment until the customer redeems the credit award, or the obligation in respect of the credit award is fulfilled. Since the guidance under IFRIC 13 deviates from Deutsche Telekom’s current accounting policy, the accounting method will have to be adjusted. The interpretation shall be applied for financial years beginning on or after July 1, 2008. Deutsche Telekom is currently analyzing the impact of applying IFRIC 13 on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

In July 2007, the IFRIC issued IFRIC 14 “IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.” The European Union has not yet endorsed IFRIC 14. The interpretation addresses the measurement of an asset resulting from the fair value of the plan assets exceeding the present value of the defined benefit obligation. The interpretation specifies how to determine whether a surplus in a pension plan represents an economic benefit for the entity. In addition, it addresses how to determine the present value of the asset in the case of a future refund or reduction in future contributions when a minimum funding requirement exists, as well as how to measure a defined benefit asset or defined benefit liability in the case of a minimum funding requirement. The interpretation shall be applied for financial years beginning on or after January 1, 2008. The adoption of IFRIC 14 is not expected to have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

In September 2007, the IASB issued an amendment to IAS 1 “Presentation of Financial Statements: A Revised Presentation.” The European Union has not yet endorsed the amendment to IAS 1. IAS 1 (revised) uses the terms “statement of financial position” (previously “balance sheet”) and “statement of cash flows” (previously “ cash flow statement”) and introduces a new element of financial statements termed “statement of comprehensive income.” Use of the new terminology, however, is not mandatory. The amendment to IAS 1 requires entities to disclose comparative information in respect of the previous period. The revised standard also stipulates the presentation of a further financial statement (statement of financial position) at the beginning of the first comparative period presented if the entity changed its accounting policies retrospectively or made retrospective restatements.

Consolidated financial statements

Notes

110 | 111

Revised IAS 1 also includes:

– All changes in shareholders’ equity resulting from transactions with owners must be presented separately from such changes in shareholders’ equity not resulting from transactions with owners (non-owner changes).

– Income and expenses are reported separately from transactions with owners either in one statement of comprehensive income or in two statements – a separate income statement and a statement of comprehensive income.

– The components of other comprehensive income must be presented in the statement of comprehensive income.

– The total comprehensive income must be disclosed.

The amendment to IAS 1 also requires the relevant amount of income tax per component of other comprehensive income to be stated and the amounts reclassified as other comprehensive income to be presented. Reclassification amounts arise from the reclassification of amounts formerly reported under other comprehensive income as profit or loss. In addition, amounts reported as distributed dividends and corresponding per-share amounts must be presented either in the statement of changes in equity or in the notes. The provisions of IAS 1 are effective for financial years beginning on or after January 1, 2009. As the amendment to IAS 1 only affects disclosure requirements, it will not have an impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

In January 2008, the IASB published the revised standards IFRS 3 “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements.” The standards are the outcome of the second phase of the project carried out together with the FASB to reform the accounting for business combinations. The revised IFRS 3 and IAS 27 have not yet been endorsed by the European Union. The main changes that the revised IFRS 3 will make to the existing requirements are described below:

– The revised standard gives the option of measuring non-controlling interests either at fair value or at the proportionate share of the identifiable net assets. This choice can be exercised for each business combination individually.

– In a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at the date the acquirer obtains control. Goodwill shall then be determined as the difference between the remeasured carrying amount plus consideration transferred for the acquisition of the new shares, minus the acquired net assets.

– Transaction costs shall be recognized as expenses in future.

– For changes in contingent consideration classified as a liability at the acquisition date, goodwill cannot be remeasured subsequently.

– According to the revised IFRS 3, effects from the settlement of relationships existing prior to the business combination shall not be part of the exchange for the acquiree.

– In contrast to the original IFRS 3, the revised standard governs the recognition and measurement of rights that were granted to another entity prior to the business combination and which are now reacquired as part of the business combination (reacquired rights).

The main changes that the revised IAS 27 will make to the existing requirements are described below:

– Changes in a parent’s ownership interest in a subsidiary that do not result in the loss of control are accounted for exclusively within equity.

– If a parent loses control of a subsidiary it shall derecognize the consolidated assets and liabilities. The new requirement is that any investment retained in the former subsidiary shall be recognized at fair value at the date when control is lost; any differences resulting from this shall be recognized in profit or loss.

– When losses attributed to the minority (non-controlling) interests exceed the minority’s interests in the subsidiary’s equity, these losses shall be allocated to the non-controlling interests even if this results in a deficit balance.

The revised IFRS 3 shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009. Earlier application is permitted, however, at the earliest at the beginning of an annual reporting period that begins on or after June 30, 2007. The provisions of IAS 27 shall be effective for annual reporting periods beginning on or after July 1, 2009. Earlier application is permitted. However, the earlier application of one of these two standards requires that the other standard also applies at the same earlier time.

Deutsche Telekom is currently analyzing the date of adoption of the amendments to IFRS 3 and IAS 27 and the resulting effects on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

In January 2008, the IASB published the revised standard IFRS 2 "Share-based Payment – Vesting Conditions and Cancellations." The European Union has not yet endorsed the revised IFRS 2. Main changes and clarifications are:

- Vesting conditions are service conditions and performance conditions only.
- All (premature) cancellations, whether by the entity itself or by employees, should receive the same accounting treatment.

The amendments to IFRS 2 are effective for financial years beginning on or after January 1, 2009. Earlier application is permitted. Deutsche Telekom is currently analyzing the effects resulting from the application of the revised IFRS 2 on the presentation of results of operations, financial position or cash flows.

Consolidated group.

All subsidiaries, joint ventures and associates are included in the consolidated financial statements. Subsidiaries are companies that are directly or indirectly controlled by Deutsche Telekom and are fully consolidated. The existence and effect of potential voting rights that are currently exercisable or convertible, including potential voting rights held by another entity, are considered when assessing whether an entity is controlled. If a subsidiary meets the criteria for classification as held for sale at the acquisition date according to IFRS 5, it shall not be fully consolidated but presented as non-current assets and disposal groups held for sale. Joint ventures are companies jointly controlled by Deutsche Telekom and other companies. Associates are companies on which Deutsche Telekom has a significant influence, and that are neither subsidiaries nor joint ventures. As with joint ventures, associates are accounted for using the equity method.

The composition of the Deutsche Telekom Group changed as follows in the 2007 financial year:

	Domestic	International	Total
Consolidated subsidiaries (including special-purpose entities)			
January 1, 2007	71	204	275
Additions	6	7	13
Disposals (including mergers)	(7)	(35)	(42)
December 31, 2007	**70**	**176**	**246**
Associates accounted for using the equity method			
January 1, 2007	9	9	18
Additions	0	2	2
Disposals	(1)	(3)	(4)
December 31, 2007	**8**	**8**	**16**
Joint ventures accounted for using the equity method			
January 1, 2007	2	0	2
Additions	0	1	1
Disposals	0	0	0
December 31, 2007	**2**	**1**	**3**
Total			
January 1, 2007	82	213	295
Additions	6	10	16
Disposals (including mergers)	(8)	(38)	(46)
December 31, 2007	**80**	**185**	**265**

Consolidated financial statements
Notes

112 | 113

Business combinations.

2007:
By acquiring 100 percent of the equity interests in **Orange Nederland N.V., The Hague, Netherlands (Orange Nederland)** and in Orange Nederland Breedband B.V., Amsterdam, Netherlands (Orange Breedband) via its Group company T-Mobile Netherlands Holding B.V., Deutsche Telekom gained control of the entities as of October 1, 2007.

Orange Nederland provides mobile communications products and services based on GSM and UMTS technology. Orange Breedband on the other hand offers broadband Internet lines and other Internet-based services.

The acquired equity interests in Orange Breedband are expected to be sold in the near future. In accordance with IFRS 5, Orange Breedband was classified as held for sale and included in the consolidated financial statements at its fair value (less costs to sell) of EUR 133 million (please refer to Note 20).

Including agreed purchase price adjustments for net debt and expenses that were incurred prior to the acquisition date but resulted in cash outflows at a later date, and for advance payments for the use of the brand, the acquisition costs for Orange Nederland at the acquisition date amounted to EUR 1.2 billion.

The business combination with Orange Nederland resulted in goodwill of EUR 0.4 billion. The main factors resulting in the recognition of goodwill are anticipated savings through synergy effects of the combination and an expected improvement in Deutsche Telekom's market position in the Netherlands. Cash and cash equivalents in the amount of EUR 18 million were acquired in conjunction with the purchase of Orange Nederland.

The fair values of Orange Nederland's acquired assets, liabilities and contingent liabilities recognized at the date of acquisition and their carrying amounts immediately prior to the business combination are presented in the following table:

millions of €	Orange Nederland *	
	Fair value at the acquisition date	Carrying amounts immediately prior to the business combination
Assets	**968**	**752**
Current assets	**121**	**127**
Cash and cash equivalents	18	18
Other assets	103	109
Non-current assets	**847**	**625**
Intangible assets	398	250
Property, plant and equipment	259	375
Other assets	190	–
Liabilities	**214**	**218**
Current liabilities	**191**	**199**
Financial liabilities	–	–
Trade and other payables	70	78
Other liabilities	121	121
Non-current liabilities	**23**	**19**
Financial liabilities	–	–
Other liabilities	23	19

* Figures excluding goodwill.

Orange Nederland was included in Deutsche Telekom's consolidated financial statements as of October 1, 2007 for the first time. Net revenue increased by EUR 147 million as a result of the acquisition. Had the business combination taken place on January 1, 2007, the Group's net revenue would have been EUR 493 million higher than the level of net revenue actually generated. Net profit for the current period includes a net loss at Orange Nederland of EUR 37 million. Net profit would have been an additional EUR 30 million lower – the amount of the net loss of Orange Nederland – had the business combination been executed effective January 1, 2007.

On October 24, 2007 Deutsche Telekom exercised its preemptive right through Group subsidiary Scout24 AG, Baar, Switzerland, to purchase a share of 66.22 percent in **Immobilien Scout GmbH, Berlin,** which was previously held by Aareal Bank, Wiesbaden, for the price of EUR 0.4 billion. The acquisition increased Scout24 AG's existing share of 33.11 percent to 99.33 percent. Immediately prior to the acquisition of the additional 66.22-percent share, the carrying amount of the existing 33.11-percent share in Immobilien Scout was EUR 7 million. Since the investment existed before Deutsche Telekom obtained control of the entity, the acquisition of the additional stake is treated as a business combination achieved in stages according to IFRS 3.

The business activities of Immobilien Scout comprise the operation of an Internet-based real estate marketing platform and associated products and services for the German market.

Immobilien Scout was included in Deutsche Telekom's consolidated financial statements as a fully consolidated subsidiary for the first time effective November 1, 2007. The existing 33.11-percent share in Immobilien Scout was carried at equity until October 31, 2007 and included in the consolidated financial statements as an associate.

The business combination resulted in total goodwill of EUR 0.3 billion. This includes around EUR 20 million from the existing 33.11-percent share that was realized in the course of the initial inclusion at equity of the Scout24 group in February 2004. The recent acquisition of the further 66.22-percent share resulted in goodwill of EUR 283 million. This amount is mainly attributable to positive future income effects and anticipated savings due to synergies. Cash and cash equivalents in the amount of EUR 1 million were acquired in conjunction with the purchase of Immobilien Scout.

The fair values of Immobilien Scout's acquired assets, liabilities and contingent liabilities recognized at the date of acquisition and their carrying amounts immediately prior to the business combination are presented in the following table:

millions of €	**Immobilien Scout ***	
	Fair value at the acquisition date	Carrying amounts immediately prior to the business combination
Assets	**168**	**35**
Current assets	**31**	**31**
Cash and cash equivalents	1	1
Other assets	30	30
Non-current assets	**137**	**4**
Intangible assets	133	1
Property, plant and equipment	3	3
Other assets	1	0
Liabilities	**53**	**13**
Current liabilities	**13**	**13**
Financial liabilities	–	–
Trade and other payables	–	–
Other liabilities	13	13
Non-current liabilities	**40**	**–**
Financial liabilities	–	–
Other liabilities	40	–

* Figures excluding goodwill.

The EUR 31 million change in fair value relating to the previously held interest (33.11 percent) resulting from the complete revaluation of Immobilien Scout's assets and liabilities is recognized in the revaluation reserve. The proportion of shareholders' equity attributable to third parties is approximately EUR 1 million.

Immobilien Scout has contributed EUR 16 million to the Group's net revenue since the acquisition date. Net profit for the reporting period includes EUR 4 million in profit generated by Immobilien Scout since the acquisition date. Had the business combination taken place at the beginning of the financial year, its revenue contribution would have been EUR 67 million and the contribution to net profit would have been EUR 20 million.

Consolidated financial statements

Notes

114 | 115

2006:

Effective March 31, 2006, T-Systems acquired the IT service provider gedas from Volkswagen AG for a purchase price of EUR 0.3 billion. The purchase price was paid in cash.

The information technology service provider gedas advises companies in the automotive and manufacturing industries on the development, systems integration, and operation of IT solutions. The technology expertise acquired in the company’s core market and the understanding of business processes in the automotive sector also benefit numerous customers in other sectors and public administrations. The IT service provider has developed a comprehensive thinking and working principle of its own – Intelligent Transformation – consisting of three elements: technological benefit, integrated view and creating an appropriate interface between people and technology.

The business combination resulted in goodwill of EUR 0.2 billion. Cash and cash equivalents in the amount of EUR 41 million were acquired in conjunction with the purchase of the gedas group.

The gedas group was included in Deutsche Telekom’s consolidated financial statements as of March 31, 2006 for the first time. The gedas group contributed a total of EUR 495 million to the Group’s net revenue since the acquisition date in the 2006 financial year. Net profit for the 2006 financial year included a net loss at the gedas group since the acquisition date in the amount of EUR 15 million. Had the business combination taken place at the beginning of the 2006 financial year, its revenue contribution in the 2006 financial year would have been EUR 639 million and the loss of the gedas group would have risen to EUR 26 million.

The fair values of the gedas group’s acquired assets, liabilities and contingent liabilities recognized at the date of acquisition and their carrying amounts immediately prior to the business combination are presented in the following table:

millions of €

gedas group *

Fair value at the acquisition date

Carrying amounts immediately prior to the business combination

Assets

434

341

Current assets

231

231

Cash and cash equivalents

41

41

Other assets

190

190

Non-current assets

203

110

Intangible assets

112

20

Property, plant and equipment

73

73

Other assets

18

17

Liabilities

341

308

Current liabilities

298

293

Financial liabilities

119

119

Trade and other payables

69

69

Other liabilities

110

105

Non-current liabilities

43

15

Financial liabilities

6

6

Other liabilities

37

9

* Figures excluding goodwill.

Effective April 28, 2006, Deutsche Telekom – through the Group company T-Mobile Austria – acquired 100 percent of the shares and voting rights in the Austrian mobile communications company **tele.ring Telekom Service GmbH, Vienna, Austria (tele.ring).** tele.ring is an Austrian telecommunications company which primarily provides UMTS/GSM mobile communications services. The purchase price of EUR 1.3 billion was settled in cash. Cash and cash equivalents in the amount of EUR 23 million were acquired as part of the transaction. Incidental acquisition expenses of EUR 5 million were incurred primarily for financial and legal advisory services. The business combination resulted in goodwill of EUR 0.7 billion. The main factors resulting in the recognition of goodwill can be summarized as follows:

- A portion of the acquired intangible assets, such as the assembled workforce, could not be recognized as intangible assets since the recognition criteria were not fulfilled.
- Expected cost savings from synergy effects of the merger were taken into account in determining the purchase price.

In addition to providing services in the area of UMTS/GSM mobile communications, the tele.ring group generated a small amount of its revenues with fixed-network business. Since this activity was not consistent with the strategic objectives of T-Mobile Austria, the latter intended to sell off the existing fixed-network customer base. The acquisition of the tele.ring group was further subject to certain regulatory conditions. Nearly all cell sites necessary for mobile communications operations as well as the frequency spectrum of the UMTS license of the tele.ring group were required to be sold to competitors. At the time of acquisition the relevant assets were classified as held for sale. These assets were sold in the 2007 financial year.

tele.ring was included in Deutsche Telekom's consolidated financial statements as of May 1, 2006 for the first time. The revenue generated by tele.ring in the 2006 financial year since the acquisition date was EUR 296 million. Had the business combination already taken place effective January 1, 2006, net revenue in the 2006 financial year would have been EUR 158 million higher. Net profit for the 2006 financial year included a net loss at tele.ring in the amount of EUR 117 million. Net profit in the 2006 financial year would have been lower by EUR 23 million – the amount of the net loss of tele.ring – had the business combination been executed effective January 1, 2006.

The fair values of tele.ring's acquired assets, liabilities and contingent liabilities recognized at the date of acquisition and their carrying amounts immediately prior to the business combination are presented in the following table:

millions of €	tele.ring group *	
	Fair value at the acquisition date	Carrying amounts immediately prior to the business combination
Assets	**785**	**666**
Current assets	**199**	**119**
Cash and cash equivalents	23	23
Assets held for sale	85	0
Other assets	91	96
Non-current assets	**586**	**547**
Intangible assets	461	230
Property, plant and equipment	118	304
Other assets	7	13
Liabilities	**138**	**145**
Current liabilities	**106**	**99**
Financial liabilities	17	17
Trade and other payables	47	47
Other liabilities	42	35
Non-current liabilities	**32**	**46**
Financial liabilities	0	0
Other liabilities	32	46

* Figures excluding goodwill.

The deferred tax effects of tax loss carryforwards of EUR 0.9 billion have not been recognized, as it is not probable that taxable profit will be available in the near future against which these tax loss carryforwards can be utilized.

Consolidated financial statements
Notes

116 | 117

The **merger of T-Online International AG into Deutsche Telekom AG** was entered into the commercial register on June 6, 2006. As such, the merger of T-Online International AG into Deutsche Telekom AG has taken effect. In connection with the merger, Deutsche Telekom acquired 9.86 percent of the remaining shares in T-Online by issuing 62.7 million new Deutsche Telekom shares. This transaction generated goodwill of EUR 0.2 billion.

In the third quarter of 2006, Deutsche Telekom bought back 62.7 million Deutsche Telekom shares for a purchase price of EUR 0.7 billion and subsequently retired them. This corresponded to the number of shares newly issued in the course of the merger of **T-Online International AG** into Deutsche Telekom AG. The buy-back program was implemented solely for the purpose of reducing the share capital of Deutsche Telekom AG so that the merger with T-Online International AG does not lead to a permanent increase in the number of Deutsche Telekom AG shares.

By acquiring a further 48.00 percent of the voting rights in **Polska Telefonia Cyfrowa Sp.z o.o., Warsaw, Poland (PTC)** (via T-Mobile Deutschland GmbH, Bonn), Deutsche Telekom obtained control of the entity as of October 26, 2006. PTC provides mobile communications products and services based on GSM and UMTS technology.

For reasons of simplicity, PTC was not fully consolidated until November 1, 2006. Due to the existence of a significant influence on the company, PTC was included as an associate in the consolidated financial statements of Deutsche Telekom until then. The carrying amount of the existing 49.00-percent stake in PTC was EUR 1.8 billion at October 31, 2006. Since the investment existed before Deutsche Telekom obtained control of the entity, the acquisition of the 48.00-percent stake is treated as a business combination achieved in stages according to IFRS 3.

Since Deutsche Telekom obtained control of the entity upon acquisition of the remaining 48.00 percent of the shares in PTC, PTC's assets and liabilities were included in the consolidated financial statements of Deutsche Telekom at fair value effective November 1, 2006. The voting rights were acquired by means of exercising a call option. Payments of EUR 0.6 billion have been made to date as consideration for the additional 48.00 percent of the shares in PTC. Any further payments will be made depending on future events. A subsequent adjustment of the purchase price as a result of the judicial determination of the final purchase price would have an impact on goodwill. Cash and cash equivalents in the amount of EUR 0.2 billion were acquired in conjunction with the purchase of PTC.

Including EUR 7 million in costs directly attributable to the business combination incurred for business and legal advisory services, the costs for the acquisition of the 48.00 percent of the shares amounted to EUR 1.6 billion. The business combination resulted in total goodwill of EUR 1.7 billion. Goodwill was mainly attributable to cost savings expected from synergy effects.

The fair values of PTC's acquired assets, liabilities and contingent liabilities recognized at the date of acquisition and their carrying amounts immediately prior to the business combination are presented in the following table:

millions of €	Polska Telefonia Cyfrowa (PTC) *	
	Fair value at the acquisition date	Carrying amounts immediately prior to the business combination
Assets	**3,194**	**1,900**
Current assets	**558**	**558**
Cash and cash equivalents	185	185
Assets held for sale	2	2
Other assets	371	371
Non-current assets	**2,636**	**1,342**
Intangible assets	1,963	634
Property, plant and equipment	634	706
Other assets	39	2
Liabilities	**1,044**	**666**
Current liabilities	**432**	**421**
Financial liabilities	127	120
Trade and other payables	28	28
Other liabilities	277	273
Non-current liabilities	**612**	**245**
Financial liabilities	262	159
Other liabilities	350	86

* Figures excluding goodwill.

The change in fair value relating to the previously held interest (49.00 percent) resulting from the complete revaluation of PTC’s assets and liabilities was approximately EUR 0.4 billion and was recognized in the revaluation reserve. The proportion of shareholders’ equity attributable to third parties was approximately EUR 65 million.

The revenue generated by PTC in the 2006 financial year since the acquisition date was EUR 299 million. Had the business combination taken place on January 1, 2006, the Group’s net revenue in the 2006 financial year would have been EUR 1,523 million higher than the level of net revenue actually generated. Net profit for the 2006 financial year included a net loss at PTC in the amount of EUR 116 million. Net profit would have been approximately EUR 380 million lower – the amount of the net loss of PTC – had the business combination been executed effective January 1, 2006.

2005:

As part of a public tender offer, Deutsche Telekom purchased approximately 16 percent of the outstanding shares in T-Online International AG for a total price of EUR 1.8 billion. This share acquisition was part of the planned merger of T-Online into Deutsche Telekom AG. These transactions in February and March 2005 led to an increase in goodwill of EUR 0.8 billion.

Magyar Telekom, Deutsche Telekom’s Hungarian subsidiary, acquired an equity interest of approximately 76.5 percent in the Telekom Montenegro group for EUR 0.15 billion in March and May 2005. The purchase price was paid in cash. In addition to traditional fixed-network services, the Telekom Montenegro group not only offers mobile communications services, but also operates as an Internet service provider. The business combination resulted in goodwill of EUR 25 million. Telekom Montenegro was included in Deutsche Telekom’s consolidated financial statements as of March 31, 2005 for the first time.

The fair values of the Telekom Montenegro group’s acquired assets, liabilities and contingent liabilities recognized at the date of acquisition and their carrying amounts immediately prior to the business combination are presented in the following table:

millions of €

Telekom Montenegro group *

Fair value at the acquisition date

Carrying amounts immediately prior to the business combination

Assets

201

181

Current assets

35

35

Cash and cash equivalents

7

7

Other assets

28

28

Non-current assets

166

146

Intangible assets

40

19

Property, plant and equipment

114

122

Other assets

12

5

Liabilities

41

44

Current liabilities

28

34

Financial liabilities

10

15

Trade and other payables

6

6

Other liabilities

12

13

Non-current liabilities

13

10

Financial liabilities

3

3

Other liabilities

10

7

* Figures excluding goodwill.

T-Online International AG fully acquired the cable network operator Albura Telecomunicaciones at June 30, 2005. This share was purchased for EUR 36 million. The business combination resulted in negative goodwill of EUR 4 million, which was recognized as income in profit or loss. The fair values of the assets acquired amounted to less than EUR 0.1 billion.

Consolidated financial statements
Notes

118 | 119

Pro forma information.

The pro forma information shown in the table on the right presents the most important financial data of Deutsche Telekom, including its principal consolidated subsidiaries acquired in the financial years 2005 through 2007, as if they had been included in the consolidated financial statements from the beginning of each financial year in which they were acquired.

millions of €	2007	2006	2005
Net revenue			
Reported	62,516	61,347	59,604
Pro forma	63,060	63,172	59,627
Net profit			
Reported	569	3,165	5,589
Pro forma	555	2,751	5,589
Earnings per share/ADS (€)			
Reported	0.13	0.74	1.31
Pro forma	0.13	0.64	1.31

Principal subsidiaries.

The Group's principal subsidiaries are presented in the following table:

Name and registered office	Deutsche Telekom share in % Dec. 31, 2007	Net revenue millions of € 2007	Employees average 2007
T-Mobile USA, Inc., Bellevue, Washington, United States [a, c]	100.00	14,075	31,655
T-Mobile Deutschland GmbH, Bonn [b]	100.00	7,993	5,983
T-Systems Enterprise Services GmbH, Frankfurt/Main [a]	100.00	5,175	18,537
T-Systems Business Services GmbH, Bonn [a]	100.00	4,928	12,485
T-Mobile Holdings Ltd., Hatfield, United Kingdom [a, c]	100.00	4,812	6,218
Magyar Telekom Nyrt., Budapest, Hungary [a, g]	59.30	2,685	12,108
PTC, Polska Telefonia Cyfrowa Sp.z o.o., Warsaw, Poland [b]	97.00	1,965	4,684
T-Mobile Netherlands Holding B.V., The Hague, Netherlands [a, c]	100.00	1,318	1,641
HT-Hrvatske telekomunikacije d.d., Zagreb, Croatia [a]	51.00	1,202	6,955
T-Mobile Austria Holding GmbH, Vienna, Austria [a, d]	100.00	1,182	1,777
T-Mobile Czech Republic a.s., Prague, Czech Republic [e]	60.77	1,171	2,535
Slovak Telekom a.s., Bratislava, Slovakia [a]	51.00	932	5,620
T-Systems GEI GmbH, Aachen [f]	100.00	416	2,734

[a] Consolidated subgroup financial statements.
[b] Indirect shareholding via T-Mobile International AG, Bonn (Deutsche Telekom AG's share: 100 %).
[c] Indirect shareholding via T-Mobile Global Holding GmbH, Bonn (Deutsche Telekom AG's indirect share: 100 %).
[d] Indirect shareholding via T-Mobile Global Holding Nr. 2 GmbH, Bonn (Deutsche Telekom AG's indirect share: 100 %).
[e] Indirect shareholding via CMobil B.V., Amsterdam (Deutsche Telekom AG's indirect share: 100 %).
[f] Indirect shareholding via T-Systems Enterprise Services GmbH, Frankfurt/Main (Deutsche Telekom AG's share: 100 %).
[g] Indirect shareholding via MagyarCom Holding GmbH, Bonn (Deutsche Telekom AG's share: 100 %).

In accordance with § 313 HGB, the full list of investment holdings, which is included in the notes to consolidated financial statements, is published in the electronic Federal Gazette (Bundesanzeiger) together with the consolidated financial statements. The list is available upon request from Deutsche Telekom AG, Bonn, Investor Relations. Furthermore, the list of investment holdings includes a full list of all subsidiaries that exercise disclosure simplification options in accordance with § 264 (3) and § 264b HGB.

Consolidation methods.

Under IFRS, all business combinations must be accounted for using the purchase method. The acquirer allocates the cost of a business combination by recognizing the acquiree's identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria at their fair value at the acquisition date. Non-current assets that are classified as held for sale are recognized at fair value less costs to sell. Any excess of the cost of the business combination over the acquirer's interest in the net fair value of identifiable assets and of the liabilities and contingent liabilities taken over, regardless of the level of the investment held, is recognized as goodwill. Any excess of the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities which exceeds the cost of a business combination is recognized in profit or loss.

When acquiring additional equity interests in companies that are already consolidated subsidiaries, the difference between the purchase price consideration and the proportionate acquired equity is recognized as goodwill.

Income and expenses of a subsidiary are included in the consolidated financial statements from the acquisition date. Income and expenses of a subsidiary are included in the consolidated financial statements until the date on which the parent ceases to control the subsidiary. The difference between the proceeds from the disposal of the subsidiary and its carrying amount, including the cumulative amount of any exchange differences that relate to the subsidiary recognized in equity, is recognized in the consolidated income statement as the gain or loss on the disposal of the subsidiary. Intercompany income and expenses, receivables and liabilities, and profits or losses are eliminated.

Investments in joint ventures and associates accounted for using the equity method are carried at the acquirer's interest in the identifiable assets (including any attributable goodwill), liabilities and contingent liabilities are remeasured to fair value upon acquisition. Goodwill from application of the equity method is not amortized. The carrying amount of the investment accounted for using the equity method is tested for impairment whenever there are indications of impairment. Unrealized gains and losses from transactions with these companies are eliminated in proportion to the acquirer's interest.

Currency translation.

Foreign-currency transactions are translated into the functional currency at the exchange rate at the date of transaction. At balance sheet dates, monetary items are translated at the closing rate, and non-monetary items are translated at the exchange rate at the date of transaction. Exchange rate differences are recognized in profit or loss.

The assets and liabilities of Group entities whose functional currency is not the euro are translated into euros from the local currency using the middle rates at the reporting date. The middle rates are the average of the bid and ask rates at closing on the respective dates. The income statements and corresponding profit or loss of foreign-currency denominated Group entities are translated at average exchange rates for the period. Exchange rate differences are recognized as a separate component of equity.

The exchange rates of certain significant currencies changed as follows:

€	Annual average rate			Rate at balance sheet date	
	2007	2006	2005	Dec. 31, 2007	Dec. 31, 2006
100 Czech korunas (CZK)	3.60154	3.52842	3.35741	3.76364	3.63768
1 Pound sterling (GBP)	1.46142	1.46671	1.46209	1.36130	1.48966
100 Croatian kuna (HRK)	13.62830	13.65320	13.51280	13.63840	13.60670
1,000 Hungarian forints (HUF)	3.97762	3.78398	4.03201	3.96178	3.97329
100 Macedonian denars (MKD)	1.62699	1.62490	1.65696	1.62538	1.62607
100 Polish zlotys (PLN)	26.42900	25.66560	24.86080	27.89210	26.08550
100 Slovak korunas (SKK)	2.96074	2.68559	2.59153	2.97801	2.89755
1 U.S. dollar (USD)	0.72974	0.79626	0.80325	0.67907	0.75851

Consolidated financial statements

Notes

120 | 121

Accounting policies.

Intangible assets (excluding goodwill) with finite useful lives, including UMTS licenses, are measured at cost and amortized on a straight-line basis over their useful lives. Such assets are impaired if their recoverable amount, which is measured at the higher of fair value less costs to sell and value in use, is lower than the carrying amount. Indefinite-lived intangible assets (U.S. mobile communications licenses (FCC licenses)) are carried at cost. They are not amortized, but tested for impairment annually or whenever there are indications of impairment and, if necessary, written down to the recoverable amount. Impairment losses are reversed if the reasons for recognizing the original impairment loss no longer apply. The useful lives and the amortization method of the assets are reviewed at least at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as changes in accounting estimates in accordance with IAS 8.

Amortization of mobile communications licenses begins as soon as the related network is ready for use. The useful lives of mobile communications licenses are determined based on several factors, including the term of the licenses granted by the respective regulatory body in each country, the availability and expected cost of renewing the licenses, as well as the development of future technologies. The remaining useful lives of the Company’s mobile communications licenses are as follows:

Mobile communications licenses

Years

FCC licenses

Indefinite

UMTS licenses

7 to 17

GSM licenses

1 to 17

Development expenditures are capitalized if they meet the criteria for recognition as assets and are amortized over their useful lives. Research expenditures and borrowing costs are not capitalized and are expensed as incurred.

Goodwill is not amortized, but is tested for impairment based on the recoverable amount of the cash-generating unit to which the goodwill is allocated (impairment-only approach). For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment test must be performed annually, as well as whenever there are indications that the carrying amount of the cash-generating unit is impaired. If the carrying amount of the cash-generating unit to which goodwill is allocated exceeds its recoverable amount, goodwill allocated to this cash-generating unit is impaired and must be reduced in the amount of the difference. Impairment losses for goodwill may not be reversed. If the impairment loss recognized for the cash-generating unit exceeds the carrying amount of the allocated goodwill, the additional amount of the impairment loss is recognized through the pro rata reduction of the carrying amounts of the assets allocated to the cash-generating unit. Deutsche Telekom determines the recoverable amount of a cash-generating unit based on its fair value less costs to sell. The fair value less costs to sell is usually determined based on discounted cash flow calculations. These discounted cash flow calculations use projections that are based on financial budgets approved by management covering a ten-year period and are also used for internal purposes. The planning horizon reflects the assumptions for short- to mid-term market developments. Cash flows beyond the ten-year period are extrapolated using appropriate growth rates. Key assumptions on which management has based its determination of fair value less costs to sell include average revenue per user (ARPU), customer acquisition and retention costs, churn rates, capital expenditure, market share, growth rates and discount rates. Cash flow calculations are supported by external sources of information.

Property, plant and equipment is carried at cost less straight-line depreciation and impairment losses. The depreciation period is based on the expected useful life. Items of property, plant and equipment are depreciated pro rata in the year of acquisition. The residual values, useful lives and the depreciation method of the assets are reviewed at least at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as changes in accounting estimates in accordance with IAS 8. In addition to directly attributable costs, the costs of internally developed assets include proportionate indirect material and labor costs, as well as administrative expenses relating to production or the provision of services. In addition to the purchase price and costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, costs also include the estimated costs for dismantling and removing the asset, and restoring the site on which it is located. If an item of property, plant and equipment consists of several components with different estimated useful lives, the individual significant components are depreciated over their individual useful lives. Maintenance and repair costs are expensed as incurred. Borrowing costs are not capitalized. Investment grants received reduce the cost of the assets for which the grants were made.

On disposal of an item of property, plant and equipment or when no future economic benefits are expected from its use or disposal the carrying amount of the item is derecognized. The gain or loss arising from the derecognition of an item of property, plant and equipment is the difference between the net disposal proceeds, if any, and the carrying amount of the item and is recognized as other operating income or other operating expenses when the item is derecognized.

The useful lives of material asset categories are presented in the following table:

Years

Buildings

25 to 50

Telephone facilities and terminal equipment

3 to 10

Data communications equipment, telephone network and ISDN

switching equipment, transmission equipment, radio transmission equipment and technical equipment for broadband distribution networks

2 to 12

Broadband distribution networks,

outside plant networks and cable conduit lines

8 to 35

Other equipment, operating and office equipment

2 to 23

Leasehold improvements are depreciated over the shorter of their useful lives or lease terms.

Impairment of intangible assets and items of property, plant and equipment is identified by comparing the carrying amount with the recoverable amount. If no future cash flows generated independently of other assets can be allocated to the individual assets, recoverability is tested on the basis of the cash-generating unit to which the assets can be allocated. At each reporting date Deutsche Telekom assesses whether there is any indication that an asset may be impaired. If any such indication exists, the recoverable amount of the asset or cash-generating unit must be determined. Impairment losses are reversed if the reasons for recognizing the original impairment loss no longer apply.

The recoverable amount of the cash-generating units is generally determined using discounted cash flow calculations. Cash flows are projected over the estimated useful life of the asset or cash-generating unit. The discount rate used reflects the risk specific to the asset or cash-generating unit. The cash flows used reflect management assumptions and are supported by external sources of information.

Beneficial ownership of leased assets is attributed to the contracting party in the lease to which the substantial risks and rewards incidental to ownership of the asset are transferred. If substantially all risks and rewards are attributable to the lessor (operating lease), the leased asset is recognized in the balance sheet by the lessor. Measurement of the leased asset is then based on the accounting policies applicable to that asset. The lease payments are recognized in profit or loss. The lessee in an operating lease recognizes the lease payments made during the term of the lease in profit or loss.

Consolidated financial statements

Notes

122 | 123

If substantially all risks and rewards incidental to ownership of the leased asset are attributable to the lessee (finance lease), the lessee must recognize the leased asset in the balance sheet. At the commencement of the lease term, the leased asset is measured at the lower of fair value or present value of the future minimum lease payments and is depreciated over the shorter of the estimated useful life or the lease term. Depreciation is recognized as expense. The lessee recognizes a lease liability equal to the carrying amount of the leased asset at the commencement of the lease term. In subsequent periods, the lease liability is reduced using the effective interest method and the carrying amount adjusted accordingly. The lessor in a finance lease recognizes a receivable in the amount of the net investment in the lease. Lease income is classified into repayments of the lease receivable and finance income. The lease receivable is reduced using the effective interest method and the carrying amount is adjusted accordingly.

If a sale and leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount is deferred and amortized over the lease term.

Investment property consists of all property held to earn rentals or for capital appreciation and not used in production or for administrative purposes. Investment property is measured at cost less any accumulated depreciation and impairment losses.

Non-current assets and disposal groups held for sale are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. These assets are measured at the lower of carrying amount and fair value less costs to sell and are classified as non-current assets held for sale. Such assets are no longer depreciated. As a rule, impairment of such assets is only recognized if fair value less costs to sell is lower than the carrying amount. If fair value less costs to sell subsequently increases, the impairment loss previously recognized must be reversed. The reversal of impairment losses is restricted to the impairment losses previously recognized for the assets concerned.

Inventories are carried at the lower of net realizable value or cost. Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Borrowing costs are not capitalized. Cost is measured using the weighted average cost method. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Deutsche Telekom sells handsets separately and in connection with service contracts. As part of the strategy to acquire new customers, it sometimes sells handsets, in connection with a service contract, at below its acquisition cost. Because the handset subsidy is part of the Company’s strategy for acquiring new customers the loss on the sale of handset is recognized at the time of the sale.

Pension obligations and other employee benefits relate to obligations to non-civil servants. Liabilities for defined benefit plans are measured using the projected unit credit method, taking into account not only the pension obligations and vested pension rights known at the reporting date, but also expected future salary and benefit increases. For discounting the present value of benefits, taking into account future salary increases (defined benefit obligation), a rate of 5.50 percent as of December 31, 2007 was used. Actuarial gains and losses arising from experience-based adjustments and changes in actuarial assumptions are recognized in the period in which they occur outside profit or loss within equity (retained earnings). The return on plan assets is classified in interest income. Service costs are classified as operating expenses. The amounts payable under defined contribution plans are expensed when the contributions are due and classified as operating expenses. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available. Past service costs are recognized immediately to the extent that the benefits are vested; otherwise, they are recognized on a straight line basis over the average remaining vesting period.

For active civil servants and those who have taken leave from civil-servant status and have an employment contract, Deutsche Telekom is obliged to make annual contributions to a special pension fund which makes pension payments to this group of people. The amounts of these contributions are set out by Postreform II, the legislation by which the former Deutsche Bundespost Telekom was legally transformed into a stock corporation, which came into force in 1995, and are therefore not subject to a separate actuarial calculation. The contributions are expensed in the period in which they are incurred and classified as operating expenses. The same applies to deferred compensation contributions to the Telekom Pension Fund and to contributions to defined contribution plans operated by Group entities outside Germany.

Part-time working arrangements for employees approaching retirement are largely based on the block model of the partial retirement arrangement (Altersteilzeit). Two types of obligations, both measured at their present value in accordance with actuarial principles, arise and are accounted for separately. The first type of obligation relates to the cumulative outstanding settlement amount, which is recorded on a pro rata basis during the active/ working phase. The cumulative outstanding settlement amount is based on the difference between the employee’s remuneration before entering partial retirement (including the employer’s social security contributions) and the remuneration for the part-time service (including the employer’s social security contributions, but excluding top-up payments). The second type of obligation relates to the employer’s obligation to make top-up payments plus an additional contribution to the statutory pension scheme and is recognized in full when the obligation arises.

Provisions for voluntary redundancy and severance payments and in connection with early retirement arrangements for civil servants are recognized when Deutsche Telekom is demonstrably committed to granting those benefits. This is the case when Deutsche Telekom has a detailed formal plan for the termination of the employment relationship and is without realistic possibility of withdrawal. The termination benefits are measured based on the number of employees expected to accept the offer. Where termination benefits fall due more than twelve months after the balance sheet date, the expected amount to be paid is discounted to the balance sheet date.

Other provisions are recognized where Deutsche Telekom has legal or constructive obligations to third parties on the basis of past transactions or events that will probably require an outflow of resources to settle, and this outflow can be reliably measured. These provisions are carried at their expected settlement amount, taking into account all identifiable risks, and may not be offset against reimbursements. The settlement amount is calculated on the basis of a best estimate. Provisions are discounted when the effect of the time value of money is material. Changes in estimates of the amount and timing of payments or changes in the discount rate applied in measuring provisions for decommissioning, restoration, and similar obligations are recognized in accordance with the change in the carrying amount of the related asset. Where the decrease in the amount of a provision exceeds the carrying amount of the related asset, the excess is recognized immediately in profit or loss. Provisions are recognized for external legal fees related to expected losses from executory contracts.

Contingencies (contingent liabilities and assets) are potential liabilities or assets arising from past events whose existence will be confirmed by the occurrence or non-occurrence of one or more uncertain future events not entirely within the control of Deutsche Telekom. Contingent liabilities can also be present obligations that arise from past events for which an outflow of resources embodying economic benefits is not probable or for which the amount of the obligation cannot be measured reliably. Contingent liabilities are only recognized at their fair value if they were assumed in the course of a business combination. Contingent assets are not recognized. Information on contingent liabilities is disclosed in the notes to the consolidated financial statements, unless the possibility of an outflow of economic benefits is remote. The same applies to contingent assets where an inflow of economic benefits is probable.

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets include, in particular, cash and cash equivalents, trade receivables and other originated loans and receivables, held-to-maturity investments, and derivative and non-derivative financial assets held for trading. Financial liabilities generally substantiate claims for repayment in cash or another financial asset. In particular, this includes bonds and other securitized liabilities, trade payables, liabilities to banks, finance lease payables, promissory notes and derivative financial liabilities. Financial instruments are generally recognized as soon as Deutsche Telekom becomes a party to the contractual regulations of the financial instrument. However, in the case of regular way purchase or sale (purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the timeframe established generally by regulation or convention in the marketplace concerned), the settlement date is relevant for the

Consolidated financial statements

Notes

124 | 125

initial recognition and derecognition. This is the day on which the asset is delivered to or by Deutsche Telekom. In general, financial assets and financial liabilities are offset and the net amount presented in the balance sheet when, and only when, the entity currently has a right to set off the recognized amounts and intends to settle on a net basis. To the extent that contracts to buy or sell a non-financial item such as goods or electricity fall within the scope of IAS 39, they are accounted for in accordance with this standard.

Financial assets are measured at fair value on initial recognition. For all financial assets not subsequently measured at fair value through profit or loss, the transaction costs directly attributable to the acquisition are taken into account. The fair values recognized in the balance sheet generally correspond to the market prices of the financial assets. If these are not immediately available, they must be calculated using standard valuation models on the basis of current market parameters. For this calculation, the cash flows already fixed or determined by way of forward rates using the current yield curve are discounted at the measurement date using the discount factors calculated from the yield curve applicable at the reporting date. Middle rates are used.

Cash and cash equivalents, which include cash accounts and short-term cash deposits at banks, have maturities of up to three months when initially recognized and are measured at amortized cost.

Trade and other current receivables are measured at the amount the item is initially recognized less any impairment losses using the effective interest method, if applicable. Impairments, which take the form of allowances, make adequate provision for the expected credit risk; concrete cases of default lead to the derecognition of the respective receivables. For allowances, financial assets that may need to be written down are grouped together on the basis of similar credit risk characteristics, tested collectively for impairment and written down if necessary. When the expected future cash flows of the portfolio are being calculated as required for this, previous cases of default are taken into consideration in addition to the cash flows envisaged in the contract. The cash flows are discounted on the basis of the weighted average of the original effective interest rates of the financial assets contained in the relevant portfolio.

Impairment losses on trade accounts receivable are recognized in some cases using allowance accounts. The decision to account for credit risks using an allowance account or by directly reducing the receivable will depend on the reliability of the risk assessment. As there is a wide variety of operating segments and regional circumstances, this decision is the responsibility of the respective portfolio managers.

Other non-current receivables are measured at amortized cost using the effective interest method.

Financial assets held for trading are measured at fair value. These mainly include derivatives that are not part of an effective hedging relationship as set out in IAS 39 and therefore have to be classified as held for trading. Any gains or losses arising from subsequent measurement are recognized in the income statement.

Certain types of investment are intended and expected to be held to maturity with reasonable economic certainty. These financial assets are measured at amortized cost using the effective interest method.

Other non-derivative financial assets are classified as available for sale and generally measured at fair value. The gains and losses arising from fair value measurement are recognized directly in equity, unless the impairment is permanent or significant, or the changes in the fair value of debt instruments resulting from currency fluctuations are recognized in profit or loss. The cumulative gains and losses arising from fair value measurement are only recognized in profit or loss on disposal of the related financial assets. If the fair value of unquoted equity instruments cannot be measured with sufficient reliability, these instruments are measured at cost (less any impairment losses, if applicable).

Deutsche Telekom has not yet made use of the option of designating financial assets upon initial recognition as financial assets at fair value through profit or loss.

The carrying amounts of the financial assets that are not measured at fair value through profit or loss are tested at each reporting date to determine whether there is objective, material evidence of impairment (e.g., a debtor is facing serious financial difficulties, it is highly probable that insolvency proceedings will be initiated against the debtor, an active market for the financial asset disappears, there is a substantial change in the technological, economic or legal environment and the market environment of the issuer, or there is a continuous decline in the fair value of the financial asset to a level below amortized cost). Any impairment losses caused by the fair value being lower than the carrying amount are recognized in profit or loss. Where impairments of the fair values of available-for-sale financial assets were recognized directly in equity in the past, these must now be reclassified from equity in the amount of the impairment determined and reclassified to the income statement. If, in a subsequent period, the fair value of the financial asset increases and this increase can be related objectively to events occurring after the impairment was recognized, the impairment loss is reversed to income in the appropriate amount. Impairment losses on unquoted equity instruments that are classified as available for sale and carried at cost may not be reversed. Both the fair value of held-to-maturity securities to be determined by testing for impairment and the fair value of the loans and receivables measured at amortized cost, which are required for impairment testing, correspond to the present value of the estimated future cash flows discounted using the original effective interest rate. The fair value of unquoted equity instruments measured at cost is calculated as the present value of the expected future cash flows, discounted using the current interest rate that corresponds to the investment’s special risk position.

Financial liabilities are measured at fair value on initial recognition. For all financial liabilities not subsequently measured at fair value through profit or loss, the transaction costs directly attributable to the acquisition are also recognized.

Trade payables and other non-derivative financial liabilities are generally measured at amortized cost using the effective interest method.

The Group has not yet made use of the option to designate financial liabilities upon initial recognition as financial liabilities at fair value through profit or loss.

Derivatives that are not part of an effective hedging relationship as set out in IAS 39 must be classified as held for trading and reported at fair value through profit or loss. If the fair values are negative, the derivatives are recognized as financial liabilities.

Deutsche Telekom uses derivatives to hedge the interest rate and currency risks resulting from its operating, financing, and investing activities.

The Company does not hold or issue derivatives for speculative trading purposes.

Derivatives are carried at their fair value upon initial recognition. The fair values are also relevant for subsequent measurement. The fair value of traded derivatives is equal to their market value, which can be positive or negative. If there is no market value available, the fair value must be calculated using standard financial valuation models.

Consolidated financial statements

Notes

126 | 127

The fair value of derivatives is the value that Deutsche Telekom would receive or have to pay if the financial instrument were discontinued at the reporting date. This is calculated on the basis of the contracting parties’ relevant exchange rates, interest rates, and credit ratings at the reporting date. Calculations are made using middle rates. In the case of interest-bearing derivatives, a distinction is made between the “clean price” and the “dirty price.” In contrast to the clean price, the dirty price also includes the interest accrued. The fair values carried correspond to the full fair value or the dirty price.

Recording the changes in the fair values – in either the income statement or directly in equity – depends on whether or not the derivative is part of an effective hedging relationship as set out in IAS 39. If no hedge accounting is employed, the changes in the fair values of the derivatives must be recognized in profit or loss. If, on the other hand, an effective hedging relationship as set out in IAS 39 exists, the hedge will be recognized as such.

Deutsche Telekom applies hedge accounting in accordance with IAS 39 to hedge balance sheet items and future cash flows, thus reducing income statement volatility. A distinction is made between fair value hedges, cash flow hedges, and hedges of a net investment in a foreign operation depending on the nature of the hedged item.

Fair value hedges are used to hedge the fair values of assets recognized in the balance sheet, liabilities recognized in the balance sheet, or firm commitments not yet recognized in the balance sheet. Any change in the fair value of the derivative designated as the hedging instrument is recognized in profit or loss; the carrying amount of the hedged item is adjusted by the profit or loss to the extent of the hedged risk (basis adjustment). The adjustments to the carrying amount are not amortized until the hedging relationship has been discontinued.

Cash flow hedges are used to hedge against fluctuations in future cash flows from assets and liabilities recognized in the balance sheet, from firm commitments (in the case of currency risks), or from highly probable forecast transactions. To hedge the currency risk of an unrecognized firm commitment, Deutsche Telekom makes use of the option to recognize this as a cash flow hedge rather than a fair value hedge. If a cash flow hedge is employed, the effective portion of the change in the fair value of the hedging instrument is recognized in equity (hedging reserve) until the gain or loss on the hedged item is realized; the ineffective portion of the hedging instrument is recognized in profit or loss. In the case of currency risks, the change in the fair value resulting from spot rate changes is designated as the hedged risk. The interest component is separated from the hedge in accordance with IAS 39.74 (b). If a hedge of a forecast transaction subsequently results in the recognition of a financial or non-financial asset or liability, the associated cumulative gains and losses that were recognized directly in equity are reclassified into profit or loss in the same periods during which the financial asset acquired or the financial liability assumed affects profit or loss for the period. In doing so, Deutsche Telekom has decided not to make use of the basis adjustment option for hedging forecast transactions when non-financial balance sheet items arise.

If hedges of a net investment in a foreign operation are employed, all gains or losses on the effective portion of the hedging instrument, together with any gains or losses on the foreign-currency translation of the hedged investment, are taken directly to equity. Any gains or losses on the ineffective portion are recognized immediately in profit or loss. The cumulative remeasurement gains and losses on the hedging instrument that had previously been recognized directly in equity and the gains and losses on the currency translation of the hedged item are recognized in profit or loss only on disposal of the investment.

IAS 39 sets out strict requirements on the use of hedge accounting. These are fulfilled at Deutsche Telekom by documenting, at the inception of a hedge, both the relationship between the financial instrument used as the hedging instrument and the hedged item, as well as the aim and strategy of the hedge. This involves concretely assigning the hedging instruments to the corresponding assets/liabilities or (firmly agreed) future transactions and also estimating the degree of effectiveness of the hedging instruments employed. The effectiveness of existing hedge accounting is monitored on an ongoing basis; ineffective hedges are discontinued immediately.

Deutsche Telekom also employs hedges that do not satisfy the strict hedge accounting criteria of IAS 39 but which make an effective contribution to hedging the financial risk in accordance with the principles of risk management. Furthermore, Deutsche Telekom does not use hedge accounting in accordance with IAS 39 to hedge the foreign-currency exposure of recognized monetary assets and liabilities, because the gains and losses on the hedged item from currency translation that are recognized in profit or loss in accordance with IAS 21 are shown in the income statement together with the gains and losses on the derivatives used as hedging instruments.

Stock options (equity-settled share-based payment transactions) are measured at fair value on the grant date. The fair value of the obligation is recognized as personnel costs over the vesting period. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. Obligations arising from cash-settled share-based payment transactions are recognized as a liability and measured at fair value at the balance sheet date. The expenses are recognized over the vesting period. For both cash-settled and equity-settled share-based payment transactions, the fair value is determined using internationally accepted valuation techniques, such as the Black-Scholes model or the Monte Carlo model.

Revenues include all revenues from the ordinary business activities of Deutsche Telekom. Revenues are recorded net of value-added tax and other taxes collected from customers that are remitted to governmental authorities. They are recognized in the accounting period in which they are earned in accordance with the realization principle. Customer activation fees are deferred and amortized over the estimated average period of customer retention, unless they are part of a multiple-element arrangement, in which case they are a component of the arrangement consideration to be paid by the customer. Activation costs and costs of acquiring customers are deferred, up to the amount of deferred customer activation fees, and recognized over the average customer retention period.

For multiple-element arrangements, revenue recognition for each of the elements identified must be determined separately. The framework of the Emerging Issues Task Force Issue No. 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables” (EITF 00-21) was applied to account for multiple-element revenue agreements entered into after January 1, 2003, as permitted by IAS 8.12. EITF 00-21 requires in principle that arrangements involving the delivery of bundled products or services be separated into individual units of accounting, each with its own separate earnings process. Total arrangement consideration relating to the bundled contract is allocated among the different units based on their relative fair values (i.e., the relative fair value of each of the accounting units to the aggregated fair value of the bundled deliverables). If the fair value of the delivered elements cannot be determined reliably but the fair value of the undelivered elements can be determined reliably, the residual value method is used to allocate the arrangement consideration.

Payments to customers, including payments to dealers and agents (discounts, provisions) are generally recognized as a decrease in revenue. If the consideration provides a benefit in its own right and can be reliably measured, the payments are recognized as expenses.

Revenue from systems integration contracts requiring the delivery of customized products is recognized by reference to the stage of completion, as determined by the ratio of project costs incurred to date to estimated total contract costs, with estimates regularly revised during the life of the contract. A group of contracts, whether with a single customer or with several customers, is treated as a single contract when the group of contracts is negotiated as a single package, the contracts are closely interrelated and the contracts are performed concurrently or in a continuous sequence. When a contract covers a number of assets, the construction of each asset is treated separately when separate proposals have been submitted for each asset, each asset has been negotiated separately and can be accepted or rejected by the customer separately, and the costs and revenues of each asset can be identified. Receivables from these contracts are classified in the balance sheet item “trade and other receivables.” Receivables from these contracts are calculated as the balance of the costs incurred and the profits recognized, less any discounts and recognized losses on the contract; if the balance for a contract is negative, this amount is reported in liabilities. If the total actual and estimated expenses exceed revenues for a particular contract, the loss is immediately recognized.

Consolidated financial statements

Notes

128 | 129

Revenue recognition in Deutsche Telekom’s operating segments is as follows:

Mobile Communications Europe and Mobile Communications USA.

Revenue generated by the operating segments Mobile Communications Europe and Mobile Communications USA include revenues from the provision of mobile services, customer activation fees, and sales of mobile handsets and accessories. Mobile services revenues include monthly service charges, charges for special features, call charges, and roaming charges billed to T-Mobile-customers, as well as other mobile operators. Mobile services revenues are recognized based upon minutes of use and contracted fees less credits and adjustments for discounts. The revenue and related expenses associated with the sale of mobile phones, wireless data devices, and accessories are recognized when the products are delivered and accepted by the customer.

Broadband/Fixed Network.

The Broadband/Fixed Network operating segment provides its customers with narrow and broadband access to the fixed network as well as Internet access. It also sells, leases, and services telecommunications equipment for its customers and provides additional telecommunications services. The Broadband/Fixed Network operating segment also conducts business with national and international network operators and with resellers (wholesale including resale). Service revenues are recognized when the services are provided in accordance with contractual terms and conditions. Revenue and expenses associated with the sale of telecommunications equipment and accessories are recognized when the products are delivered, provided there are no unfulfilled company obligations that affect the customer’s final acceptance of the arrangement. Revenue from rentals and operating leases is recognized monthly as the entitlement to the fees accrues. Revenues from customer activation fees are deferred over the average customer retention period. Revenues also result from charges for advertising and e-commerce. Advertising revenues are recognized in the period that the advertisements are exhibited. Transaction revenues are recognized upon notification from the customer that qualifying transactions have occurred and collection of the resulting receivable is reasonably assured.

Business Customers.

Business Services. Telecommunication Services include Network Services, Hosting & ASP Services, and Broadcast Services. Contracts for network services, which consist of the installation and operation of communication networks for customers, have an average duration of approximately three years. Customer activation fees and related costs are deferred and amortized over the estimated average period of customer retention. Revenues for voice and data services are recognized under such contracts when used by the customer. When an arrangement contains a lease, the lease is accounted for separately in accordance with IFRIC 4 and IAS 17. Revenues from Hosting & ASP Services and Broadcast Services are recognized as the services are provided.

Enterprise Services. Enterprise Services derives revenues from Computing & Desktop Services, Systems Integration and Telecommunication Services. Revenue is recognized when persuasive evidence of a sales arrangement exists, products are delivered or services are rendered, the sales price or fee is fixed or determinable and collectibility is reasonably assured.

The terms of contracts awarded by Enterprise Services generally range from less than one year to ten years.

Revenue from Computing & Desktop Services is recognized as the services are provided using a proportional performance model. Revenue is recognized ratably over the contractual service period for fixed-price contracts and on an output or consumption basis for all other service contracts. Revenue from service contracts billed on the basis of time and material used is recognized at the contractual hourly rates as labor hours are delivered and direct expenses are incurred.

Revenue from hardware sales or sales-type leases is recognized when the product is shipped to the customer, provided there are no unfulfilled company obligations that affect the customer’s final acceptance of the arrangement. Any costs of these obligations are recognized when the corresponding revenue is recognized.

Revenue from rentals and leases is recognized on a straight-line basis over the rental period.

Revenue from systems integration contracts requiring the delivery of customized products is generally recognized by reference to the stage of completion, as determined by the ratio of project costs incurred to date to estimated total contract costs, with estimates regularly revised during the life of the contract. For contracts including milestones, revenues are recognized only when the services for a given milestone are provided and accepted by the customer, and the billable amounts are not contingent upon providing remaining services.

Revenue for Telecommunication Services rendered by Enterprise Services is recognized in accordance with the methods described under Business Services.

When an arrangement contains a lease, the lease is accounted for separately in accordance with IFRIC 4 and IAS 17.

Income taxes include current income taxes payable as well as deferred taxes. Tax liabilities mainly comprise liabilities for domestic and foreign income taxes. They include liabilities for the current period as well as for prior periods. The liabilities are measured based on the applicable tax law in the countries Deutsche Telekom operates in and include all facts the Company is aware of.

Deferred tax assets and liabilities are recognized for temporary differences between the carrying amounts in the consolidated balance sheet and the tax base, as well as for tax loss carryforwards. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax is provided on temporary differences arising on the investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is not recognized if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Currently enacted tax laws and tax laws that have been substantively enacted as of the balance sheet date are used as the basis for measuring deferred taxes.

Change in accounting policies.

In November 2006, the International Accounting Standards Board issued IFRS 8 “Operating Segments.” IFRS 8 replaces IAS 14 “Segment Reporting” and must be applied to reporting periods beginning on or after January 1, 2009. Deutsche Telekom has opted for early adoption of IFRS 8, beginning with the financial year ending on December 31, 2007. According to IFRS 8, operating segments are identified based on the “management approach.” This approach stipulates external segment reporting based on the Group’s internal organizational and management structure and on internal financial reporting to the chief operating decision maker. In the Deutsche Telekom Group, the Board of Management of Deutsche Telekom AG is responsible for measuring and steering the business success of the segments and is considered the chief operating decision maker within the meaning of IFRS 8.

In contrast to the former reporting structure, Deutsche Telekom reports on five operating segments, which are independently managed by bodies responsible for the respective segments depending on the nature of products and services offered, brands, sales channels, and customer profiles. The identification of Company components as business segments is based in particular on the existence of segment managers who report directly to the Board of Management of Deutsche Telekom AG and who are responsible for the performance of the segment under their charge. In accordance with IFRS 8, Mobile Communications Europe and Mobile Communications USA are reported separately as operating segments, since internal reporting and management channels in the Mobile Communications operating segment have been changed. Prior-year figures have been adjusted accordingly.

Consolidated financial statements

Notes

130 | 131

Measurement uncertainties.

The presentation of the results of operations, financial position or cash flows in the consolidated financial statements is dependent upon and sensitive to the accounting policies, assumptions and estimates. The actual amounts may differ from those estimates. The following critical accounting estimates and related assumptions and uncertainties inherent in accounting policies applied are essential to understand the underlying financial reporting risks and the effects that these accounting estimates, assumptions and uncertainties have on the consolidated financial statements.

Measurement of property, plant and equipment, and intangible assets involves the use of estimates for determining the fair value at the acquisition date, provided they were acquired in a business combination. Furthermore, the expected useful lives of these assets must be estimated. The determination of the fair values of assets and liabilities, as well as of the useful lives of the assets is based on management’s judgment.

The determination of impairments of property, plant and equipment, and intangible assets involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the mobile communications industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuance of services, current replacement costs, prices paid in comparable transactions and other changes in circumstances that indicate an impairment exists. The recoverable amount and the fair values are typically determined using the discounted cash flow method which incorporates reasonable market participant assumptions. The identification of impairment indicators, as well as the estimation of future cash flows and the determination of fair values for assets (or groups of assets) require management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values. Specifically, the estimation of cash flows underlying the fair values of the mobile businesses considers the continued investment in network infrastructure required to generate future revenue growth through the offering of new data products and services, for which only limited historical information on customer demand is available. If the demand for these products and services does not materialize as expected, this would result in less revenue, less cash flow and potential impairment to write down these investments to their fair values, which could adversely affect future operating results.

The determination of the recoverable amount of a cash-generating unit involves the use of estimates by management. Methods used to determine the fair value less costs to sell include discounted cash flow-based methods and methods that use quoted stock market prices as a basis. Key assumptions on which management has based its determination of fair value less costs to sell include ARPU, subscriber acquisition and retention costs, churn rates, capital expenditure and market share. These estimates, including the methodologies used, can have a material impact on the fair value and ultimately the amount of any goodwill impairment.

Financial assets include equity investments in foreign telecommunications service providers that are principally engaged in the mobile, fixed-network, Internet and data communications businesses, some of which are publicly traded and have highly volatile share prices. As a rule, an investment impairment loss is recorded when an investment’s carrying amount exceeds the present value of its estimated future cash flows. The calculation of the present value of estimated future cash flows and the determination of whether an impairment is permanent involve judgment and rely heavily on an assessment by management regarding the future development prospects of the investee. In measuring impairments, quoted market prices are used, if available, or other valuation parameters, based on information available from the investee. To determine whether an impairment is permanent, the Company considers the ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the carrying amount, including an assessment of factors such as the length of time and magnitude of the excess of carrying value over market value, the forecasted results of the investee, the regional geographic economic environment and state of the industry. Future adverse changes in market conditions, particularly a downturn in the telecommunications industry or poor operating results of investees, could result in losses or an inability to recover the carrying amount of the investments that may not be reflected in an investment’s current carrying amount. This could result in impairment losses, which could adversely affect future operating results.

Management maintains an allowance for doubtful accounts to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an allowance for doubtful accounts, management bases its estimates on the aging of accounts receivable balances and historical write-off experience, customer credit worthiness and changes in customer payment terms. If the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.

Income taxes must be estimated for each of the jurisdictions in which the Group operates, involving a specific calculation of the expected actual income tax exposure for each tax object and an assessment of temporary differences resulting from the different treatment of certain items for IFRS consolidated financial and tax reporting purposes. Any temporary differences will generally result in the recognition of deferred tax assets and liabilities in the consolidated financial statements. Management judgment is required for the calculation of actual and deferred taxes. Deferred tax assets are recognized to the extent that their utilization is probable. The utilization of deferred tax assets will depend on whether it is possible to generate sufficient taxable income in the respective tax type and jurisdiction, taking into account any legal restrictions on the length of the loss-carry-forward period. Various factors are used to assess the probability of the future utilization of deferred tax assets, including past operating results, operational plans, loss-carryforward periods, and tax planning strategies. If actual results differ from these estimates or if these estimates must be adjusted in future periods, results of operations, the financial position, and cash flows may be negatively affected. In the event that the assessment of future utilization of deferred tax assets changes, the recognized deferred tax assets must be reduced and this reduction be recognized in profit or loss.

Pension obligations for benefits to non-civil servants are generally satisfied by plans which are classified and accounted for as defined benefit plans. Pension benefit costs for non-civil servants are determined in accordance with actuarial valuations which rely on assumptions including discount rates, life expectancies and, to a limited extent, expected return on plan assets. Estimations of the expected return on plan assets have a limited impact on pension cost. Other key assumptions for pension costs are based in part on actuarial valuations, which rely on assumptions, including discount rates used to calculate the amount of the pension obligation. The assumptions concerning the expected return on plan assets are determined on a uniform basis, considering long-term historical returns, asset allocation and future estimates of long-term investment returns. In the event that further changes in assumptions are required with respect to discount rates and expected returns on invested assets, the future amounts of the pension benefit costs may be affected materially.

Consolidated financial statements

Notes

132 | 133

Deutsche Telekom is obligated, under the German Federal Posts and Telecommunications Agency Reorganization Act (Gesetz zur Reorganisation der Bundesanstalt für Post und Telekommunikation Deutsche Bundespost), to pay for its share of any operating cost shortfalls between the income of the Civil Service Health Insurance Fund (Postbeamtenkrankenkasse) and benefits paid. The Civil Service Health Insurance Fund provides services mainly in cases of illness, birth, or death for its members, who are civil servants employed by or retired from Deutsche Telekom AG, Deutsche Post AG and Deutsche Postbank AG, and their relatives. When Postreform II came into effect, participation in the Civil Service Health Insurance Fund was closed to new members. The insurance premiums collected by the Civil Service Health Insurance Fund may not exceed the insurance premiums imposed by alternative private health insurance enterprises for comparable insurance benefits, and, therefore, do not reflect the changing composition of ages of the participants in the fund. Deutsche Telekom recognizes provisions in the amount of the actuarially determined present value of Deutsche Telekom’s share in the fund’s future deficit, using a discount rate and making assumptions about life expectancies and projections for contributions and future increases in general health care costs in Germany. Since the calculation of these provisions involves long-term projections over periods of more than 50 years, the present value of the liability may be highly sensitive even to small variations in the underlying assumptions.

Deutsche Telekom exercises considerable judgment in measuring and recognizing provisions and the exposure to contingent liabilities related to pending litigation or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation, as well as other contingent liabilities. Judgment is necessary in assessing the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of the final settlement. Provisions are recorded for liabilities when losses are expected from executory contracts, a loss is considered probable and can be reasonably estimated. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the originally estimated provision. In addition, significant estimates are involved in the determination of provisions related to taxes, environmental liabilities and litigation risks. These estimates are subject to change as new information becomes available, primarily with the support of internal specialists, if available, or with the support of outside consultants, such as actuaries or legal counsel. Revisions to the estimates of these losses from executory contracts may significantly affect future operating results.

Revenue recognition.

Customer activation fees. The operating segments Mobile Communications Europe, Mobile Communications USA and Broadband/Fixed Network receive installation and activation fees from new customers. These fees (and related directly attributable external costs) are deferred and amortized over the expected duration of the customer relationship. The estimation of the expected average duration of the relationship is based on historical customer turnover. If management’s estimates are revised, material differences may result in the amount and timing of revenue for any period.

Service contracts. T-Systems conducts a portion of its business under long-term contracts with customers. Under these contracts, revenue is recognized as performance progresses. Contract progress is estimated. Depending on the methodology used to determine contract progress, these estimates may include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. All estimates involved in such long-term contracts are subject to regular reviews and adjusted as necessary.

Multiple-element arrangements. The framework of the Emerging Issues Task Force Issue No. 00-21 was adopted to account for multiple-element arrangements in accordance with IAS 8.12. EITF 00-21 requires that arrangements involving the delivery of bundled products or services be separated into individual units of accounting, each with its own separate earnings process. Total arrangement consideration relating to the bundled contract is allocated among the different units based on their relative fair values (i.e., the relative fair value of each of the accounting units to the aggregated fair value of the bundled deliverables). The determination of fair values is complex, because some of the elements are price sensitive and, thus, volatile in a competitive marketplace. Revisions to the estimates of these relative fair values may significantly affect the allocation of total arrangement consideration among the different accounting units, affecting future operating results.

Notes to the consolidated income statement.

1 Net revenue.

Net revenue breaks down into the following revenue categories:

millions of €	2007	2006	2005
Revenue from the rendering of services	59,125	57,730	55,942
Revenue from the sale of goods and merchandise	3,174	3,240	3,345
Revenue from the use of entity assets by others	217	377	317
	62,516	**61,347**	**59,604**

Net revenue increased by EUR 1.2 billion to EUR 62.5 billion in the 2007 financial year, mainly as a result of changes in the composition of the Group. Customer growth in the mobile communications business also contributed to the increase in revenue. The increase was partly offset by exchange rate effects that resulted primarily from the translation of U.S. dollars (USD).

2 Cost of sales.

Cost of sales increased by EUR 0.5 billion in 2007 to EUR 35.3 billion (2006: EUR 34.8 billion; 2005: EUR 31.9 billion). In addition to customer growth at T-Mobile UK and T-Mobile USA, changes in the composition of the Group were major drivers here. This was partly offset by exchange rate effects, resulting primarily from the translation of USD.

3 Selling expenses.

The increase in selling expenses by EUR 0.2 billion to EUR 16.6 billion (2006: EUR 16.4 billion; 2005: EUR 14.7 billion) was mainly due to changes in the composition of the Group and higher marketing expenses, for example for new calling plans in the Mobile Communications USA operating segment. By contrast, expenses in connection with staff-related measures in the segments Broadband/Fixed Network, Business Customers and Group Headquarters & Shared Services declined year-on-year.

4 General and administrative expenses.

The year-on-year reduction in general and administrative expenses by EUR 0.2 billion to EUR 5.1 billion in 2007 (2006: EUR 5.3 billion; 2005: EUR 4.2 billion) was primarily attributable to the year-on-year decrease in expenses in connection with staff-related measures in the operating segments Group Headquarters & Shared Services, Business Customers and Broadband/Fixed Network. Offsetting effects mainly resulted from changes in the composition of the Group.

5 Other operating income.

millions of €	2007	2006	2005
Income from divestitures	388	21	1
Income from disposal of non-current assets	300	227	141
Income from reimbursements	226	250	260
Income from reversal of provisions	39	38	978
Miscellaneous other operating income	692	721	1,028
	1,645	**1,257**	**2,408**

Other operating income increased by EUR 0.4 billion to EUR 1.6 billion in the 2007 financial year, in particular as a result of the gains on the disposal of T-Online France (EUR 0.2 billion) and T-Online Spain (EUR 0.1 billion). No income of a comparable level was recorded in the prior year.

Miscellaneous other operating income encompasses a variety of income items for which the individually recognized amounts are not material.

6 Other operating expenses.

millions of €	2007	2006	2005
Goodwill impairment losses	327	10	1,920
Loss on disposal of non-current assets	257	155	143
Miscellaneous other operating expenses	1,177	723	1,572
	1,761	**888**	**3,635**

The increase in other operating expenses is mainly attributable to the reduction of the carrying amount of goodwill of T-Mobile Netherlands and miscellaneous other operating expenses.

Consolidated financial statements
Notes

134 | 135

The reduction of the carrying amount of goodwill of T-Mobile Netherlands was not the result of an impairment test, but of the recognition of deferred tax assets for tax loss carryforwards that were acquired by the Group in connection with the acquisition of Ben Nederland but were not considered to meet the criteria for recognition at the time. Since, based on an assessment of all available evidence, Deutsche Telekom determined that it had become probable that these previously unrecognized loss carryforwards would be realizable in the near term and deferred taxes would have to be recognized correspondingly, it was required by IFRS 3.65 in conjunction with IAS 12.68, also taking the accounting interpretation IDW RS HFA 19 of the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer – IDW) into account, that the carrying amount of goodwill has to be reduced accordingly.

Besides expenses in connection with the sale of call centers of Vivento Customer Services and the transfer of operations of Vivento Technical Services, miscellaneous other operating expenses in the reporting year are mainly accounted for by a variety of expense items which, individually, are not material.

7 Finance costs.

millions of €	2007	2006	2005
Interest income	261	297	398
Interest expense	(2,775)	(2,837)	(2,799)
	(2,514)	**(2,540)**	**(2,401)**
Of which: from financial instruments relating to categories in accordance with IAS 39:			
Loans and receivables	152	202	220
Held-to-maturity investments	9	14	3
Available-for-sale financial assets	31	27	36
Financial liabilities measured at amortized cost *	(2,612)	(2,636)	(2,510)

* Interest expense calculated according to the effective interest method and adjusted for accrued interest from derivatives that were used as hedging instruments against interest-rate-based changes in the fair values of financial liabilities measured at amortized cost in the reporting period for hedge accounting in accordance with IAS 39 (2007: interest expense of EUR 42 million; 2006: interest income of EUR 29 million, interest expense of EUR 13 million).

The year-on-year decrease in finance costs was primarily due to a slight reduction in average net debt.

Accrued interest payments from derivatives (interest rate swaps) that were designated as hedging instruments in a fair value hedge in accordance with IAS 39 are netted per swap contract and recognized as interest income or interest expense depending on the net amount. Finance costs are assigned to the categories on the basis of the hedged item; only financial liabilities were hedged in the reporting period.

8 Share of profit/loss of associates and joint ventures accounted for using the equity method.

millions of €	2007	2006	2005
Share of profit (loss) of joint ventures	24	(89)	(1)
Share of profit of associates	30	113	215
	54	**24**	**214**

The share of profit/loss of associates and joint ventures accounted for using the equity method increased year-on-year. While the share of profit/loss of joint ventures improved, the share of profit/loss of associates has decreased due to the full consolidation of PTC since November 2006.

9 Other financial income/expense.

millions of €	2007	2006	2005
Income from investments	25	6	32
Gain (loss) from financial instruments	(3)	136	1,090
Interest component from measurement of provisions and liabilities	(396)	(309)	(338)
	(374)	**(167)**	**784**

All income components including interest income and expense from financial instruments classified as held for trading in accordance with IAS 39 are reported under other financial income/expense.

Other financial expense increased in comparison with the previous year. Net gain/loss from financial instruments included income from the sale of Celcom (EUR 196 million) in the prior year, whereas in 2007, gains of only EUR 18 million on the disposal of the remaining shares in Sireo, in particular, were realized.

In the 2005 financial year, the gain from financial instruments included profit of EUR 1.0 billion on the sale of the remaining shares in MTS (Mobile TeleSystems OJSC).

10 Income taxes.

Income taxes in the consolidated income statement. Income taxes are broken down into current taxes paid or payable in the individual countries and into deferred taxes.

The following table provides a breakdown of income taxes in Germany and internationally:

millions of €	2007	2006	2005
Current taxes	212	249	1,203
Germany	(259)	(54)	916
International	471	303	287
Deferred taxes	1,162	(1,219)	(1,005)
Germany	1,122	(666)	1,027
International	40	(553)	(2,032)
	1,374	(970)	198

Deutsche Telekom's combined income tax rate for 2007 amounted to 39 percent, comprising corporate income tax at a rate of 25 percent, the solidarity surcharge of 5.5 percent on corporate income tax, and trade income tax at an average multiplier of 419 percent. As a result of the 2008 corporate tax reform, the combined income tax rate will be 30.5 percent from 2008. Domestic deferred tax assets and liabilities were adjusted accordingly in 2007. The combined corporate income tax rate for 2006 and 2005 amounted to 39 percent.

Reconciliation of the effective tax rate. Income taxes of EUR 1,374 million in the reporting year (2006: EUR (970) million; 2005: EUR 198 million) are derived as follows from the expected income tax expense that would have arisen had the statutory income tax rate of the parent company (combined income tax rate) been applied to profit before income taxes:

millions of €	2007	2006	2005
Profit before income taxes	2,452	2,604	6,219
Expected income tax expense (income tax rate applicable to Deutsche Telekom AG: 2007: 39 %; 2006: 39 %; 2005: 39 %)	956	1,016	2,425
Adjustments to expected tax expense			
Effect of changes in statutory tax rates	734	(8)	(5)
Tax effects from prior years	65	(517)	148
Tax effects from other income taxes	42	7	4
Non-taxable income	(217)	(151)	(503)
Tax effects from equity investments	(21)	(60)	(49)
Non-deductible expenses	63	78	100
Permanent differences	28	(270)	(18)
Impairment of goodwill or negative excess from capital consolidation	130	4	749
Tax effects from loss carryforwards	(306)	(975)	(2,585)
Tax effects from additions to and reductions of local tax	92	109	103
Adjustment of taxes to different foreign tax rates	(182)	(190)	(212)
Other tax effects	(10)	(13)	41
Income tax expense (benefit) according to the consolidated income statement	1,374	(970)	198
Effective income tax rate (%)	56	(37)	3

Consolidated financial statements
Notes

136 | 137

Current income taxes in the consolidated income statement. The following table provides a breakdown of current income taxes:

millions of €	2007	2006	2005
Current income taxes	**212**	**249**	**1,203**
Of which:			
Current tax expense	579	841	1,111
Prior-period tax expense (income)	(367)	(592)	92

Deferred taxes in the consolidated income statement. The following table shows the development of deferred taxes:

millions of €	2007	2006	2005
Deferred tax expense (income)	**1,162**	**(1,219)**	**(1,005)**
Of which:			
On temporary differences	325	89	1,103
On loss carryforwards	852	(1,275)	(2,090)

Income tax expense increased compared with the prior year to EUR 1.4 billion. The major reason for this increase was the fact that in the prior year, previously unrecognized deferred tax assets relating to loss carryforwards were recognized and provisions for income taxes were reversed, creating significant one-time favorable effects on income of EUR 1.2 billion and EUR 0.4 billion, respectively. A comparable tax effect had already resulted in a very low tax expense at Deutsche Telekom in 2005.

Moreover, deferred tax assets and deferred tax liabilities were adjusted in the current period in response to changes in German tax rates (decrease in total tax burden on domestic profits from approximately 39 percent to approximately 30 percent as a result of the 2008 corporate tax reform) resulting in a negative effect on income of EUR 0.7 billion. However, this one-time effect did not entail additional tax payments and in turn, did not impact negatively on liquidity or interest.

Two offsetting deferred tax effects did not fully offset this one-time negative impact on income: For one, the state tax burden in the United States was adjusted to reflect more detailed information on the effects of a corporate reorganization (EUR 0.1 billion). The other effect came from the recognition of deferred tax assets on temporary differences and tax loss carryforwards in the Netherlands (EUR 0.3 billion), which resulted almost entirely from the acquisition of T-Mobile Netherlands (formerly Ben Nederland).

At the time, neither the deferred tax assets on these temporary differences nor those on loss carryforwards were considered to meet recognition criteria. Based on an assessment of all available evidence and taking into account possible tax optimization options, it was determined that these previously unrecognized temporary differences and loss carryforwards at T-Mobile Netherlands were likely to be utilized in the near future, so associated deferred tax assets had to be recognized.

Current income taxes in the consolidated balance sheet:

millions of €	Dec. 31, 2007	Dec. 31, 2006
Recoverable taxes	222	643
Tax liabilities	437	536

Deferred taxes in the consolidated balance sheet:

millions of €	Dec. 31, 2007	Dec. 31, 2006
Deferred tax assets	6,610	8,952
Deferred tax liabilities	(6,676)	(8,083)
	(66)	**869**
Of which: recognized in equity	(248)	(20)

Development of deferred taxes:

millions of €	Dec. 31, 2007	Dec. 31, 2006
Deferred taxes recognized in balance sheet	(66)	869
Difference to prior year	(935)	1,060
Of which:		
Recognized in income statement	(1,162)	1,219
Recognized in equity	(228)	(275)
Acquisitions/disposals	157	(241)
Currency translation adjustments	297	357

Deferred taxes relate to the following key balance sheet items, loss carryforwards, and tax credits:

millions of €

Dec. 31, 2007

Dec. 31, 2006

Deferred tax assets

Deferred tax liabilities

Deferred tax assets

Deferred tax liabilities

Current assets

622

(374)

608

(991)

Trade and other receivables

443

(81)

462

(531)

Other financial assets

30

(247)

114

(282)

Inventories

39

(5)

16

(10)

Other assets

110

(41)

16

(168)

Non-current assets

1,642

(8,146)

2,080

(9,290)

Intangible assets

757

(6,187)

1,072

(6,945)

Property, plant and equipment

487

(1,632)

548

(1,907)

Investments accounted for using the equity method

0

(1)

0

(12)

Other financial assets

258

(294)

315

(252)

Other assets

140

(32)

145

(174)

Current liabilities

1,090

(654)

971

(480)

Financial liabilities

71

(102)

81

(105)

Trade and other payables

591

(340)

436

(150)

Other provisions

306

(77)

301

(110)

Other liabilities

122

(135)

153

(115)

Non-current liabilities

2,598

(826)

3,608

(622)

Financial liabilities

848

(549)

1,355

(434)

Provisions for pensions and other employee benefits

417

(186)

682

(15)

Other provisions

798

(58)

914

(171)

Other liabilities

535

(33)

657

(2)

Tax credits

122

–

96

–

Loss carryforwards

5,143

–

6,581

–

Total

11,217

(10,000)

13,944

(11,383)

Of which: non-current

9,002

(8,972)

11,830

(9,912)

Netting

(3,324)

3,324

(3,300)

3,300

Allowance

(1,283)

–

(1,692)

–

Recognition

6,610

(6,676)

8,952

(8,083)

The allowances relate primarily to loss carryforwards.

Consolidated financial statements

Notes

138 | 139

The loss carryforwards are shown in the following table:

millions of €

Dec. 31, 2007

Dec. 31, 2006

Loss carryforwards for corporate income tax purposes

15,581

17,176

Expiry within

1 year

50

2

2 years

24

45

3 years

8

28

4 years

2,207

8

5 years

178

1,221

After 5 years

5,785

8,452

Unlimited carryforward period

7,329

7,420

Loss carryforwards and temporary differences for which no deferred taxes were recorded amount to:

millions of €

Dec. 31, 2007

Dec. 31, 2006

Loss carryforwards for corporate income tax purposes

4,230

5,017

Expiry within

1 year

50

1

2 years

20

11

3 years

8

5

4 years

1,091

3

5 years

2

1,026

After 5 years

6

120

Unlimited carryforward period

3,053

3,851

Temporary differences in corporate income tax

332

148

In addition, no deferred taxes are recognized on trade tax loss carryforwards of EUR 183 million (December 31, 2006: EUR 184 million) and on temporary differences for trade tax purposes in the amount of EUR 5 million (December 31, 2006: EUR 6 million). Apart from corporate income tax loss carryforwards, no deferred taxes amounting to EUR 86 million (December 31, 2006: EUR 204 million) were recognized for other foreign income tax loss carryforwards.

No deferred tax assets were recognized on the aforementioned tax loss carryforwards and temporary differences as it is not probable that taxable profit will be available in the near future against which these tax loss carryforwards can be utilized.

A positive tax effect in the amount of EUR 14 million (2006: EUR 8 million; 2005: EUR 306 million) was recorded, attributable to the utilization of loss carryforwards on which deferred tax assets had not yet been recognized.

Despite losses in the current and the prior year, deferred tax assets in the amount of EUR 3,002 million were recognized on loss carryforwards and temporary differences for 2007 (December 31, 2006: EUR 4,684 million; December 31, 2005: EUR 2,425 million), as the Company expects to generate future taxable profits.

Having streamlined T-Mobile UK’s corporate structure in 2006, Deutsche Telekom believes that a capital loss has become available for tax purposes. However, as it is unlikely that the resulting loss carryforward of EUR 9.8 billion, which can only be offset against certain types of profit, can be utilized, it is not included in the loss carryforwards above.

No deferred tax liabilities were recognized on temporary differences in connection with equity interests in subsidiaries amounting to EUR 627 million (December 31, 2006: EUR 616 million) as it is unlikely that these differences will be reversed in the near future.

11 Profit/loss attributable to minority interests.

Profit attributable to minority interests of EUR 509 million (2006: EUR 409 million; 2005: EUR 432 million) comprises gains of EUR 549 million (2006: EUR 430 million; 2005: EUR 655 million) and losses of EUR 40 million (2006: EUR 21 million; 2005: EUR 223 million).

These amounts are mainly attributable to T-Mobile Czech Republic a.s., Magyar Telekom, HT – Hrvatske telekomunikacije d.d. and T-Mobile Hrvatska d.o.o.

12 Earnings per share.

Basic and diluted earnings per share are calculated in accordance with IAS 33 as follows:

Basic earnings per share.

2007

2006

2005

Net profit (millions of €)

569

3,165

5,589

Adjustment for the financing costs of the mandatory convertible bond (after taxes) (millions of €)

–

38

98

Adjusted net profit (basic) (millions of €)

569

3,203

5,687

Number of ordinary shares issued (millions)

4,361

4,309

4,198

Treasury shares (millions)

(2)

(2)

(2)

Shares reserved for outstanding options granted to T-Mobile USA and Powertel (millions)

(20)

(22)

(24)

Effect from the potential conversion of the mandatory convertible bond (millions)

–

68

163

Adjusted weighted average number of ordinary shares outstanding (basic) (millions)

4,339

4,353

4,335

Basic earnings per share/ADS (€)

0.13

0.74

1.31

Net profit is calculated as the profit/loss after income taxes less profit/ loss attributable to minority interests. The calculation of basic earnings per share is based on the time-weighted total number of all ordinary shares outstanding. The number of ordinary shares issued already includes all shares newly issued in the reporting period in line with their time weighting. Furthermore, the weighted average number of ordinary shares outstanding is determined by deducting the treasury shares held by Deutsche Telekom AG as well as the shares that, as part of the issue of new shares in the course of the acquisition of T-Mobile USA/Powertel, are held in a trust deposit account for later issue and later trading as registered shares and/or American depositary shares (ADS), each multiplied by the corresponding time weighting factor.

In the 2006 financial year, 62.7 million Deutsche Telekom shares were bought back. This corresponds to the number of shares newly issued in the course of the merger of T-Online International AG into Deutsche Telekom AG. The issue and the buy-back of the shares were both included in the calculation of the basic earnings per share in the 2006 financial year in line with their respective time weighting.

In addition, for the purpose of calculating basic earnings per share, the number of ordinary shares outstanding was increased in prior years by the total number of shares that would potentially be issued upon conversion of the mandatory convertible bond issued in February 2003. Likewise, net profit was adjusted for all costs (after taxes) – costs for financing the mandatory convertible bond, interest expense for the current period and bank fees – as these cease to apply when the bond is converted, and therefore no longer have an effect on net profit. The mandatory convertible bond was converted into 163 million shares of Deutsche Telekom AG on June 1, 2006. The conversion was taken into account for the 2006 financial year in line with its time weighting.

Consolidated financial statements

Notes

140 | 141

Diluted earnings per share.

2007

2006

2005

Adjusted net profit (basic) (millions of €)

569

3,203

5,687

Dilutive effects on profit (loss) from stock options (after taxes) (millions of €)

0

0

0

Net profit (diluted) (millions of €)

569

3,203

5,687

Adjusted weighted average number of ordinary shares outstanding (basic) (millions)

4,339

4,353

4,335

Dilutive potential ordinary shares from stock options and warrants (millions)

1

1

3

Weighted average number of ordinary shares outstanding (diluted) (millions)

4,340

4,354

4,338

Diluted earnings per share/ADS (€)

0.13

0.74

1.31

The calculation of diluted earnings per share generally corresponds to the method for calculating basic earnings per share. However, the calculation must be adjusted for all dilutive effects arising from potential ordinary shares. The equity instruments described below may dilute basic earnings per share in the future and – to the extent that a potential dilution already occurred in the reporting period – have been included in the calculation of diluted earnings per share.

Stock options of Deutsche Telekom AG. In 2001, Deutsche Telekom AG created the 2001 Stock Option Plan that led to the issue of stock options in August 2001 (2001 tranche) and July 2002 (2002 tranche). Potential dilutive ordinary shares may be created on the basis of this stock option plan. Options from the 2001 tranche of the 2001 Stock Option Plan have not yet had any dilutive effects. In other words, the 2001 tranche has had no effect on the determination of diluted earnings per share up to now. The determination of diluted earnings per share is, however, impacted by potential dilutive ordinary shares from the 2002 tranche of the 2001 Stock Option Plan. The number of ordinary shares outstanding (basic) was increased by 1 million potential dilutive ordinary shares for 2005. For the 2006 and 2007 financial years, the dilutive effect was less than 1 million shares.

Stock options of T-Mobile USA. As a consequence of the acquisition of T-Mobile USA in 2001, all outstanding options owned by employees of T-Mobile USA have been converted from T-Mobile USA options into Deutsche Telekom AG options at a conversion rate of 3.7647 for each T-Mobile USA option. The dilutive effect arising from these options was taken into account in the determination of diluted earnings per share. The number of ordinary shares outstanding was increased by 1 million for 2007 (2006: 1 million; 2005: 2 million) potential dilutive ordinary shares.

Stock options and warrants of Powertel. As a consequence of the acquisition of Powertel in 2001 all outstanding Powertel options have been converted into Deutsche Telekom AG options at a conversion rate of 2.6353 for each Powertel option. The dilutive effect arising from these options was taken into account in the determination of diluted earnings per share. Accordingly, the number of ordinary shares outstanding was increased by the potential dilutive ordinary shares. The dilutive effect from Powertel stock options and Powertel warrants is less than 1 million. The Powertel warrants expired in accordance with the option terms and conditions in February 2006. Since then, the warrants can therefore no longer be exercised.

13 Dividend per share.

For the 2007 financial year, the Board of Management proposes a dividend of EUR 0.78 for each no par value share carrying dividend rights. On the basis of this proposed appropriation, total dividends in the amount of EUR 3,386 million (2006: EUR 3,124 million) will be appropriated to the no par value shares carrying dividend rights at February 11, 2008.

The final amount of the total dividend payment depends on the number of no par value shares carrying dividend rights as of the date of the resolution on the appropriation of net income as adopted on the day of the shareholders' meeting.

14 Goods and services purchased.

This item breaks down as follows:

millions of €	2007	2006	2005
Goods purchased	6,897	7,017	6,190
Services purchased	12,418	11,207	10,157
	19,315	**18,224**	**16,347**

15 Personnel costs.

The following table provides a breakdown of the personnel costs included in the functional costs:

millions of €	2007	2006	2005
Wages and salaries	12,609	13,436	11,436
Social security contributions and expenses for pension plans and benefits:			
Social security costs	1,588	1,598	1,520
Expenses for pension plans	1,056	1,351	1,129
Expenses for benefits	134	157	169
	15,387	**16,542**	**14,254**

The year-on-year decline of EUR 1.2 billion in personnel costs to EUR 15.4 billion is due to lower expenses for staff-related measures (early retirement arrangements, voluntary redundancy and severance payments as well as compensation payments) and lower headcounts as a result of the restructuring program. This decline was partially offset by the effect of changes in the composition of the Group and a staff increase at T-Mobile USA.

Average number of employees.

	2007	2006	2005
Deutsche Telekom Group	**243,736**	**248,480**	**244,026**
Non-civil servants	205,471	205,511	197,501
Civil servants	38,265	42,969	46,525
Trainees and student interns	10,708	10,346	10,019

The reduction in the average number of employees was primarily caused by the sale of call centers and staff reduction in Germany and Eastern Europe. This trend was partially offset by an increase in headcount at T-Mobile USA as well as effects of changes in the composition of the Group.

Number of employees at balance sheet date.

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Deutsche Telekom Group	**241,426**	**248,800**	**243,695**
Germany	148,938	159,992	168,015
International	92,488	88,808	75,680
Non-civil servants	205,867	208,420	197,741
Civil servants	35,559	40,380	45,954
Trainees and student interns	11,932	11,840	11,481

The reduction in the number of employees as of the balance sheet date was also attributable to the sale of call centers and workforce reductions in Germany and Eastern Europe. This trend was partially offset by an increase in headcount at T-Mobile USA as well as effects of changes in the composition of the Group.

Consolidated financial statements
Notes

142 | 143

16 Depreciation, amortization and impairment losses.

The following table provides a breakdown of depreciation, amortization and impairment losses contained in the functional costs:

millions of €	2007	2006	2005
Amortization and impairment of intangible assets	**3,490**	**2,840**	**4,427**
Of which:			
Goodwill impairment losses	327	10	1,920
Amortization of mobile communications licenses	1,017	994	951
Depreciation and impairment of property, plant and equipment	**8,121**	**8,194**	**8,070**
	11,611	**11,034**	**12,497**

Amortization and impairment of intangible assets mainly relate to mobile communications licenses, software, customer bases and brand names as well as goodwill. The increase in depreciation, amortization and impairment losses in the 2007 financial year was predominantly attributable to higher amortization of intangible assets following the acquisition, in 2006, of tele.ring and PTC in the Mobile Communications Europe operating segment. This relates primarily to the amortization of the customer base and brand names totaling EUR 0.3 billion. In addition, the carrying amount of the goodwill of T-Mobile Netherlands (formerly Ben Nederland) was reduced by EUR 0.3 billion in the 2007 financial year.

The reduction of the carrying amount of goodwill of T-Mobile Netherlands was not the result of an impairment test, but of the recognition of deferred tax assets for tax loss carryforwards that were acquired by the Group in connection with the acquisition of Ben Nederland but were not considered to meet the criteria for recognition at the time. Since, based on an assessment of all available evidence, Deutsche Telekom determined that it had become probable that these previously unrecognized loss carryforwards would be realizable in the near term and deferred taxes would have to be recognized correspondingly, it was required by IFRS 3.65 in conjunction with IAS 12.68, also taking the accounting interpretation IDW RS HFA 19 of the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer – IDW) into account, that the carrying amount of goodwill has to be reduced accordingly.

The decrease in amortization and impairment of intangible assets in the 2006 financial year over the 2005 financial year of EUR 1.6 billion was primarily attributable to the goodwill impairment losses at T-Mobile UK in 2005 in the amount of EUR 1.9 billion. No corresponding impairment loss was recognized in 2006. Depreciation and amortization at the new companies acquired in the Mobile Communications Europe operating segment in 2006 – tele.ring and PTC – had the opposite effect. These essentially relate to amortization of the customer base and brand names totaling EUR 0.3 billion.

In the 2005 financial year, Deutsche Telekom recognized an impairment loss of EUR 1.9 billion at the T-Mobile UK cash-generating unit. Telefónica announced its offer to acquire the UK group O_2 at a price of 200 pence per share (approximately GBP 17.7 billion) on October 31, 2005. When determining the fair value less costs to sell, the purchase prices paid in comparable transactions must generally be given preference over internal DCF calculations. The fair value of the cash-generating unit T-Mobile UK was derived from the Telefónica offer in accordance with a valuation model based on multipliers.

Depreciation of property, plant, and equipment decreased by EUR 0.1 billion in the reporting year, mainly as a result of lower depreciation of technical equipment and machinery.

The following table provides a breakdown of impairment losses:

millions of €	2007	2006	2005
Intangible assets	**378**	**123**	**1,958**
Of which:			
Goodwill	327	10	1,920
U.S. mobile communications licenses	9	33	30
Property, plant and equipment	**300**	**287**	**248**
Land and buildings	238	228	233
Technical equipment and machinery	54	13	7
Other equipment, operating and office equipment	4	26	5
Advance payments and construction in progress	4	20	3
	678	**410**	**2,206**

The impairment losses on land and buildings mainly result from the fair value measurement of land and buildings held for sale less costs to sell. The amounts are reported in other operating expenses.

Notes to the consolidated balance sheet.

17 Cash and cash equivalents.

The assets reported under this category have an original maturity of less than three months and mainly comprise fixed-term bank deposits. They also include small amounts of cash-in-hand and checks.

In the reporting period, cash and cash equivalents decreased by EUR 0.6 billion to EUR 2.2 billion. This decrease was largely attributable to dividend payments of EUR 3.8 billion, the repayment of the euro tranche of the 2002 global bond (EUR 2.5 billion), the acquisition of Orange Nederland (EUR 1.3 billion) and the acquisition of additional shares in Immobilien Scout (EUR 0.4 billion). The decrease was to a large extent offset by free cash flow and proceeds from the sale of T-Online France (EUR 0.5 billion) and T-Online Spain (EUR 0.3 billion).

For the development of cash and cash equivalents, please refer to the consolidated cash flow statement.

18 Trade and other receivables.

millions of €

Dec. 31, 2007

Dec. 31, 2006

Trade receivables

7,530

7,577

Receivables from construction contracts

166

176

7,696

7,753

Of the total amount of trade receivables and receivables from construction contracts, EUR 7,693 million (December 31, 2006: EUR 7,749 million) is due within one year.

millions of €

Carrying amount

Of which:

Of which: not impaired on the reporting date and past due in the following periods

Trade receivables

neither impaired nor past due on the reporting date

less than 30 days

between 30 and 60 days

between 61 and 90 days

between 91 and 180 days

between 181 and 360 days

more than 360 days

as of Dec. 31, 2007

7,530

4,039

1,048

162

78

165

39

31

as of Dec. 31, 2006

7,577

4,445

872

130

89

69

131

28

Consolidated financial statements

Notes

144 | 145

With respect to the trade receivables that are neither impaired nor past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.

The following table shows the development of allowances on trade receivables:

millions of €

2007

2006

Allowances as of January 1

1,148

1,108

Currency translation adjustments

(8)

(29)

Additions (allowances recognized as expense)

662

534

Use

(510)

(425)

Reversal

(221)

(40)

Allowances as of December 31

1,071

1,148

The total additions of EUR 662 million (2006: EUR 534 million) relate to allowances for individual impairments of EUR 144 million (2006: EUR 152 million) and allowances for collective impairments of EUR 518 million (2006: EUR 382 million). Reversals were made of allowances for individual impairments of EUR 85 million (2006: EUR 44 million) and of allowances for collective impairments of EUR 106 million (2006: EUR 62 million).

Deutsche Telekom discontinued selling trade receivables to special-purpose entities in asset-backed securitization (ABS) transactions in December 2007. Trade receivables amounting to EUR 1,165 million were pledged in connection with ABS transactions and other sales of receivables as of December 31, 2006, and collateral amounting to EUR 125 million in the form of cash deposits was pledged to third parties outside the Group. The latter have been recognized as receivables under other financial assets (please refer to Note 24).

The following table presents expenses for the full write-off of trade receivables as well as income from recoveries on trade receivables written off:

millions of €

2007

2006

Expenses for full write-off of receivables

378

380

Income from recoveries on receivables written off

52

93

All income and expenses relating to allowances and write-offs of trade receivables are reported under selling expenses.

19 Inventories.

millions of €

Dec. 31, 2007

Dec. 31, 2006

Raw materials and supplies

138

106

Work in process

66

79

Finished goods and merchandise

1,255

937

Advance payments

4

7

1,463

1,129

Of the inventories reported as of December 31, 2007, EUR 640 million (December 31, 2006: EUR 383 million) were recognized at their net realizable value. Write-downs of EUR 55 million (2006: EUR 93 million; 2005: EUR 199 million) on the net realizable value were recognized in profit or loss.

The carrying amount of inventories recognized as expense amounted to EUR 5,713 million (2006: EUR 5,667 million).

20 Non-current assets and disposal groups held for sale.

As of December 31, 2007, current assets included EUR 1,103 million in non-current assets and disposal groups held for sale relating in particular to Deutsche Telekom AG's real estate portfolio as well as the subsidiaries T-Systems Media&Broadcast and Vivento Technical Services. In addition, the equity interests in Orange Nederland Breedband were purchased as part of the acquisition of Orange Nederland with the intention to sell. At the time of acquisition the relevant assets and liabilities were classified as held for sale.

The subsidiaries T-Online France and T-Online Spain were sold in the second and third quarters of 2007. The sales are part of the "Focus, fix and grow" strategy. Effective September 1, 2007, Deutsche Telekom sold its radio relay business unit to the Swedish telecommunications and network equipment supplier Ericsson under a managed services partnership agreement. Prior to the disposal, this unit was assigned to the Broadband/Fixed Network operating segment. In addition Tower Broadcasting & Data Services (TBDS), a subsidiary of Slovak Telekom, was sold in the fourth quarter of 2007.

The non-current assets and disposal groups held for sale in the amount of EUR 907 million were reclassified as current assets in the prior year. In addition to assets related to the acquisition of the tele.ring group (EUR 87 million), these assets included in particular FCC licenses of T-Mobile USA (EUR 248 million) and real estate at Deutsche Telekom AG (EUR 469 million).

millions of €	Deutsche Telekom AG's real estate portfolio	T-Systems Media&Broadcast	Orange Nederland Breedband	Other	Total
	Group Headquarters & Shared Services operating segment	Business Customers operating segment	Mobile Communications Europe operating segment		
Current assets	**-**	**45**	**-**	**-**	**45**
Trade and other receivables	-	32	-	-	32
Other assets	-	13	-	-	13
Non-current assets	**462**	**324**	**165**	**107**	**1,058**
Intangible assets	-	7	-	-	7
Property, plant and equipment	462	311	-	44	817
Investments accounted for using the equity method	-	-	-	62	62
Other assets	-	6	165	1	172
Non-current assets and disposal groups held for sale	**462**	**369**	**165**	**107**	**1,103**
Current liabilities	**-**	**85**	**32**	**3**	**120**
Trade and other payables	-	52	-	-	52
Other liabilities	-	33	32	3	68
Non-current liabilities	**-**	**37**	**-**	**25**	**62**
Liabilities directly associated with non-current assets and disposal groups held for sale	**-**	**122**	**32**	**28**	**182**

Under IFRS 5 the assets and disposal groups held for sale and directly associated liabilities were included in the consolidated financial statements at their fair value less costs to sell.

The assets and liabilities shown here that are classified as held for sale, and the assets and liabilities associated with disposal groups, are not included in the explanations on the other balance sheet items.

Consolidated financial statements

Notes

146 | 147

Deutsche Telekom AG’s real estate portfolio. The real estate portfolio held for sale by Group Headquarters & Shared Services relates to land and buildings not required for operations. These properties are scheduled to be sold within twelve months via the customary channels.

T-Systems Media&Broadcast. Deutsche Telekom AG concluded an agreement with the French TDF group (Télédiffusion de France) on the sale of all shares of T-Systems Media & Broadcast GmbH, a subsidiary assigned to the Business Customers segment that installs and operates multimedia TV and radio broadcasting platforms. At December 31, 2007, the sale was still awaiting approval from the anti-trust authorities. This was given in January 2008. The company will be deconsolidated with effect from January 1, 2008 for reasons of simplification.

Orange Nederland Breedband. By acquiring 100 percent of the equity interests in Orange Nederland N.V., The Hague, Netherlands and in Orange Nederland Breedband B.V., Amsterdam, Netherlands (Orange Breedband) Deutsche Telekom gained control of the entities as of October 1, 2007. The acquisition was conducted indirectly through T-Mobile Netherlands Holding B.V., part of the Mobile Communications Europe segment, with the intention to sell the acquired equity stake in Orange Breedband in the near future. Orange Breedband offers broadband Internet lines and other Internet-based services.

Vivento Technical Services. The transfer of operations of Vivento Technical Services GmbH to Nokia Siemens Networks as part of a strategic partnership for managed services and network modernization between Deutsche Telekom AG and Nokia Siemens Networks became effective January 1, 2008. Nokia Siemens Networks is one of the world’s leading providers of infrastructure products and services for the communications industry. The company is headquartered in Espoo, Finland. The transfer of operations provides for the transfer of the operating assets of Vivento Technical Services GmbH as well as continued support by Deutsche Telekom in order to ensure a successful transfer of operations of Vivento Technical Services GmbH to Nokia Siemens Networks. Vivento Technical Services is assigned to the Group Headquarters & Shared Services segment.

Sale of T-Online France. In the second quarter of 2007, Deutsche Telekom AG sold its subsidiary T-Online France S.A.S., which was a part of the Broadband/Fixed Network segment, to the French telecommunications company Neuf Cegetel. The net disposal proceeds amount to EUR 0.5 billion. Neuf Cegetel now holds all the shares in the company which provides Internet services in France under the Club Internet brand. The company was decon-solidated effective June 30, 2007. The gain on the disposal in the amount of EUR 0.2 billion has been included in other operating income.

Sale of T-Online Spain. In the third quarter of 2007, Deutsche Telekom AG sold its subsidiary T-Online Spain S.A.U., which was a part of the Broadband/ Fixed Network segment, to France Télécom España S.A. for EUR 0.3 billion. Besides the net proceeds from the sale of the shares (EUR 0.1 billion) the sale price also included the take-over, by France Télécom España, of a shareholders’ loan issued by Deutsche Telekom AG in the amount of EUR 0.2 billion. France Télécom España acquired all shares in the company, which provides Internet services in Spain under the Ya.com brand. The company was deconsolidated effective July 31, 2007. The EUR 0.1 billion gain on the disposal has been included in other operating income.

Sale of Tower Broadcasting & Data Services (TBDS). Slovak Telekom sold TBDS, its subsidiary operating in the broadcasting business (formerly Rádiokomunikácie o.z. and RK Tower s.r.o. ), to the TRI R a.s. consortium with effect from October 5, 2007. Deconsolidation was effective on the same date. Prior to the disposal, TBDS was assigned to the Broadband/Fixed Network segment. The gain on the disposal in the amount of EUR 49 million is included in other operating income.

21 Intangible assets.

millions of €	Internally generated intangible assets	Acquired intangible assets					
		Total	Acquired concessions, industrial and similar rights and assets	UMTS licenses	GSM licenses	FCC licenses (T-Mobile USA)	Other acquired intangible assets
Cost							
At December 31, 2005	**1,399**	**40,786**	**731**	**15,194**	**857**	**18,343**	**5,661**
Currency translation	(32)	(1,769)	34	149	12	(1,924)	(40)
Changes in the composition of the Group	0	2,520	247	250	278	0	1,745
Additions	287	4,177	26	0	0	3,245	906
Disposals	111	2,314	51	0	1	1,488	774
Reclassifications	202	680	25	0	0	0	655
At December 31, 2006	**1,745**	**44,080**	**1,012**	**15,593**	**1,146**	**18,176**	**8,153**
Currency translation	(60)	(2,507)	23	(491)	19	(1,910)	(148)
Changes in the composition of the Group	(12)	441	141	56	106	0	138
Additions	348	764	5	3	16	116	624
Disposals	273	593	16	0	0	25	552
Reclassifications	335	194	(123)	0	0	0	317
At December 31, 2007	**2,083**	**42,379**	**1,042**	**15,161**	**1,287**	**16,357**	**8,532**
Accumulated amortization							
At December 31, 2005	**725**	**7,300**	**206**	**1,581**	**396**	**1,296**	**3,821**
Currency translation	(15)	(114)	6	18	5	(115)	(28)
Changes in the composition of the Group	0	29	0	0	0	0	29
Additions (amortization)	414	2,303	147	893	68	0	1,195
Additions (impairment)	7	106	4	0	0	33	69
Disposals	120	1,982	39	0	1	1,214	728
Reclassifications	(2)	240	14	0	0	0	226
At December 31, 2006	**1,009**	**7,882**	**338**	**2,492**	**468**	**0**	**4,584**
Currency translation	(31)	(254)	9	(95)	5	0	(173)
Changes in the composition of the Group	(3)	(54)	(8)	0	0	0	(46)
Additions (amortization)	486	2,626	163	908	100	0	1,455
Additions (impairment)	0	51	6	0	0	9	36
Disposals	270	547	12	0	0	9	526
Reclassifications	32	40	(59)	0	0	0	99
Reversal of impairment losses	0	0	0	0	0	0	0
At December 31, 2007	**1,223**	**9,744**	**437**	**3,305**	**573**	**0**	**5,429**
Net carrying amounts							
At December 31, 2006	736	36,198	674	13,101	678	18,176	3,569
At December 31, 2007	860	32,635	605	11,856	714	16,357	3,103

The net carrying amount of the UMTS licenses of EUR 11,856 million mainly comprises EUR 6,662 million for the license of T-Mobile Deutschland (December 31, 2006: EUR 7,175 million) and EUR 4,360 million for the license of T-Mobile UK (December 31, 2006: EUR 5,113 million).

Consolidated financial statements
Notes

148 | 149

Goodwill	Advance payments	Total
28,956	**140**	**71,281**
(677)	2	(2,476)
265	0	2,785
1,453	204	6,121
2	17	2,444
1,156	(204)	1,834
31,151	**125**	**77,101**
(1,402)	3	(3,966)
(224)	(7)	198
733	343	2,188
6	8	880
22	(187)	364
30,274	**269**	**75,005**
10,581	**0**	**18,606**
(398)	0	(527)
0	0	29
0	0	2,717
10	0	123
(3)	0	2,099
0	0	238
10,196	**0**	**19,087**
(888)	0	(1,173)
0	0	(57)
0	0	3,112
327	0	378
0	0	817
3	0	75
(4)	0	(4)
9,634	**0**	**20,601**
20,955	125	58,014
20,640	269	54,404

The carrying amounts of the goodwill assets are allocated to the following cash-generating units:

millions of €	Dec. 31, 2007	Dec. 31, 2006
Business Customers – Enterprise Services	4,542	4,434
T-Mobile USA	3,476	3,883
T-Mobile UK	2,700	2,954
PTC	1,840	1,721
T-Mobile Austria	1,377	1,377
T-Mobile Netherlands	1,263	1,144
Other	5,442	5,442
Total	**20,640**	**20,955**

The changes in goodwill at the cash-generating units T-Mobile USA, T-Mobile UK and PTC are attributable to exchange rate effects from the translation of U.S. dollars, pounds sterling and Polish zlotys. The increase of EUR 0.4 billion in the goodwill allocated to the T-Mobile Netherlands cash-generating unit is attributable to the acquisition of Orange Nederland in 2007. In addition, the carrying amount of goodwill of the T-Mobile Netherlands cash-generating unit was reduced by EUR 0.3 billion in the 2007 financial year. The reduction of the carrying amount of goodwill of T-Mobile Netherlands was not the result of an impairment test, but of the recognition of deferred tax assets for tax loss carryforwards that were acquired by the Group in connection with the acquisition of Ben Nederland but were not considered to meet the criteria for recognition at the time.

Deutsche Telekom performed its annual goodwill impairment tests at September 30, 2007. These tests did not result in any impairment of goodwill. On the basis of information currently available and expectations with respect to the market and competitive environment, the figures for all cash generating units fall within the general range of reasonable values.

The measurements of the cash generating units are founded on projections that are based on ten-year financial plans that have been approved by management and are also used for internal purposes. The planning horizon reflects the assumptions for short- to mid-term market developments. Cash flows beyond the ten-year period are extrapolated using appropriate growth rates. Key assumptions on which management has based its determination of fair value less costs to sell include average revenue per user (ARPU), customer acquisition and retention costs, churn rates, capital expenditure, market share, growth rates and discount rates. Any significant future changes in the market and competitive environments could have an adverse effect on the value of the cash-generating units.

22 Property, plant and equipment.

millions of €	Land and equivalent rights, and buildings including buildings on land owned by third parties	Technical equipment and machinery	Other equipment, operating and office equipment	Advance payments and construction in progress	Total
Cost					
At December 31, 2005	**17,146**	**88,844**	**7,389**	**2,665**	**116,044**
Currency translation	(68)	(654)	(87)	(82)	(891)
Changes in the composition of the Group	171	508	223	62	964
Additions	192	2,940	569	3,595	7,296
Disposals	1,275	2,640	568	70	4,553
Reclassifications	287	2,776	(385)	(3,357)	(679)
At December 31, 2006	**16,453**	**91,774**	**7,141**	**2,813**	**118,181**
Currency translation	(79)	(1,324)	(141)	(126)	(1,670)
Changes in the composition of the Group	19	(47)	(71)	16	(83)
Additions	114	2,486	544	3,745	6,889
Disposals	967	3,935	703	194	5,799
Reclassifications	291	2,727	24	(3,387)	(345)
At December 31, 2007	**15,831**	**91,681**	**6,794**	**2,867**	**117,173**
Accumulated depreciation					
At December 31, 2005	**6,128**	**57,155**	**4,921**	**34**	**68,238**
Currency translation	(25)	(129)	(62)	1	(215)
Changes in the composition of the Group	8	8	109	0	125
Additions (depreciation)	642	6,493	761	10	7,906
Additions (impairment)	207	13	26	20	266
Disposals	720	2,495	530	16	3,761
Reclassifications	13	250	(502)	0	(239)
Reversal of impairment losses	(8)	0	0	0	(8)
At December 31, 2006	**6,245**	**61,295**	**4,723**	**49**	**72,312**
Currency translation	(36)	(628)	(95)	(1)	(760)
Changes in the composition of the Group	0	(124)	(28)	(2)	(154)
Additions (depreciation)	675	6,400	735	11	7,821
Additions (impairment)	221	54	4	4	283
Disposals	598	3,563	545	52	4,758
Reclassifications	22	127	(220)	(1)	(72)
Reversal of impairment losses	(27)	0	(3)	0	(30)
At December 31, 2007	**6,502**	**63,561**	**4,571**	**8**	**74,642**
Net carrying amounts					
At December 31, 2006	10,208	30,479	2,418	2,764	45,869
At December 31, 2007	9,329	28,120	2,223	2,859	42,531

Restoration obligations of EUR 168 million were recognized as of December 31, 2007 (December 31, 2006: EUR 177 million).

Consolidated financial statements
Notes

150 | 151

23 Investments accounted for using the equity method.

Significant investments in entities accounted for using the equity method and the related goodwill amounts break down as follows:

Name	Dec. 31, 2007 Deutsche Telekom share %	Dec. 31, 2007 Net carrying amount millions of €	Dec. 31, 2007 Goodwill millions of €	Dec. 31, 2006 Deutsche Telekom share %	Dec. 31, 2006 Net carrying amount millions of €	Dec. 31, 2006 Goodwill millions of €
HT Mostar[a, b]	39.10	47	–	30.29	3	–
Iowa Wireless Services LCC	39.74	10	–	39.98	6	–
CTDI Nethouse Services GmbH	49.00	9	–	49.00	10	–
DETECON AL SAUDIA CO. Ltd.	46.50	9	–	46.50	11	–
t-info	25.10	2	–	25.10	56	–
Toll Collect[a]	45.00	–	–	45.00	4	–
Bild.T-Online.de AG & Co. KG	n.a.	–	–	37.00	44	36
Immobilien Scout GmbH[c]	n.a.	–	–	33.11	24	20
Other		32	3		31	2
		109	3		189	58

[a] Joint venture.
[b] Indirect shareholding via HT-Hrvatske telekomunikacije d.d., Croatia (Deutsche Telekom AG's share: 51.00 %).
[c] Immobilien Scout GmbH has been fully consolidated since November 2007.

Aggregated key financial figures for the associates accounted for using the equity method are shown in the following overview. The data is not based on the portions attributable to the Deutsche Telekom Group, but represents the shareholdings on a 100-percent basis.

Aggregated key financial figures for the associates accounted for using the equity method.

billions of €	Dec. 31, 2007	Dec. 31, 2006
Total assets	0.5	0.8
Total liabilities	0.2	0.4
	2007	2006
Net revenue	0.4	0.7
Profit	0.0	0.0

The following table is a summary presentation of aggregated key financial figures – pro-rated according to the relevant percentage of shares held – for the joint ventures of Deutsche Telekom accounted for using the equity method:

Aggregated key financial figures for the joint ventures accounted for using the equity method.

billions of €	Dec. 31, 2007	Dec. 31, 2006
Total assets	**0.5**	**0.4**
Current	0.3	0.2
Non-current	0.2	0.2
Total liabilities	**0.4**	**0.4**
Current	0.2	0.2
Non-current	0.2	0.2
	2007	2006
Net revenue	0.3	0.2
Profit	0.0	0.0

24 Other financial assets.

millions of €	Dec. 31, 2007		Dec. 31, 2006	
	Total	Of which: current	Total	Of which: current
Originated loans and receivables	1,588	1,348	1,710	1,340
Available-for-sale financial assets	276	79	345	121
Derivatives	457	305	359	301
Miscellaneous assets	297	287	68	63
	2,618	**2,019**	**2,482**	**1,825**

millions of € **Originated loans and receivables**	**Carrying amount**	Of which: neither impaired nor past due on the reporting date	Of which: not impaired on the reporting date and past due in the following periods: less than 30 days	between 30 and 60 days	between 61 and 90 days	between 91 and 180 days	between 181 and 360 days	more than 360 days
as of Dec. 31, 2007								
due within one year	1,348	1,330	7	1				1
due after more than one year	240	240						
as of Dec. 31, 2006								
due within one year	1,340	1,264	12	21			42	1
due after more than one year	370	369						1

With respect to the originated loans and receivables that are neither impaired nor past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.

Receivables of EUR 54 million (December 31, 2006: EUR 52 million) were used in connection with collateral agreements as surety for potential credit risks arising from derivative transactions.

The available-for-sale financial assets include unquoted equity instruments whose fair values could not be reliably measured, and which were therefore recognized at cost in the amount of EUR 182 million as of December 31, 2007 (December 31, 2006: EUR 214 million).

In the 2007 financial year, EUR 19 million (2006: EUR 10 million) in impairment losses on available-for-sale financial assets were recognized in profit or loss because the impairment was permanent or material.

At the balance sheet date T-Mobile Venture Fund GmbH & Co. KG was a major investment that was recognized at cost. No market price was available for the investment. Neither was it possible to derive its fair value in the period in question using comparable transactions. The Company did not measure the investments by discounting the expected cash flows because the cash flows could not be reliably determined. At December 31, 2007 the carrying amount of T-Mobile Venture Fund GmbH & Co. KG was EUR 83 million (December 31, 2006: EUR 73 million). At the preparation date of the financial statements there was no intention to sell the investment.

The investment in Beach Holding Co. (SBS International Puerto Rico, Inc.), which had been carried at cost, was sold in the 2007 financial year. Its carrying amount at the time of disposal was EUR 21 million. A disposal gain of EUR 10 million was recorded.

Consolidated financial statements
Notes

152 | 153

25 Financial liabilities.

millions of €	Dec. 31, 2007				Dec. 31, 2006			
	Total	due within 1 year	due > 1 year < 5 years	due > 5 years	Total	due within 1 year	due > 1 year < 5 years	due > 5 years
Bonds and other securitized liabilities								
Nonconvertible bonds	21,786	2,564	10,571	8,651	25,033	2,488	11,497	11,048
Commercial papers, medium-term notes, and similar liabilities	10,508	1,518	6,509	2,481	11,255	1,108	6,346	3,801
Liabilities to banks	4,260	1,848	1,522	890	2,348	295	1,188	865
	36,554	**5,930**	**18,602**	**12,022**	**38,636**	**3,891**	**19,031**	**15,714**
Lease liabilities	2,139	162	422	1,555	2,293	213	420	1,660
Liabilities arising from ABS transactions	-	-	-	-	1,139	271	868	-
Promissory notes	690	-	10	680	680	-	-	680
Other interest-bearing liabilities	527	135	244	148	373	87	131	155
Other non-interest-bearing liabilities	1,994	1,897	91	6	2,799	2,724	66	9
Derivative financial liabilities	1,002	951	16	35	562	497	35	30
	6,352	**3,145**	**783**	**2,424**	**7,846**	**3,792**	**1,520**	**2,534**
Financial liabilities	**42,906**	**9,075**	**19,385**	**14,446**	**46,482**	**7,683**	**20,551**	**18,248**

Bonds and other securitized liabilities are mainly issued by Deutsche Telekom International Finance B.V., a wholly-owned subsidiary of Deutsche Telekom AG. Deutsche Telekom AG provides a full and irrevocable guarantee for all liabilities issued by Deutsche Telekom International Finance B.V.

A liquidity reserve in the form of credit lines and, where necessary, cash is maintained to guarantee the solvency and financial flexibility of Deutsche Telekom at all times. For this purpose, the Company entered into standardized bilateral credit agreements with 29 banks amounting to a total of EUR 17.4 billion. The Company currently pays a commitment fee of 0.075 percent (2006: 0.075 percent) for credit lines not drawn and Euribor + 0.15 percent (2006: + 0.15 percent) for credit lines drawn. The terms and conditions depend on Deutsche Telekom's credit rating. The bilateral credit agreements have a maturity of 36 months and can, after each period of 12 months, be extended by a further 12 months to renew the maturity of 36 months.

The following table shows Deutsche Telekom's contractually agreed (undiscounted) interest payments and repayments of the non-derivative financial liabilities and the derivatives with positive and negative fair values:

millions of €	Carrying amount Dec. 31, 2007	Cash flows 2008		
		Fixed interest rate	Variable interest rate	Repayment
Non-derivative financial liabilities:				
Bonds, other securitized liabilities, liabilities to banks, promissory notes and similar liabilities	(37,244)	(1,757)	(281)	(5,729)
Finance lease liabilities	(1,636)	(124)		(169)
Other interest-bearing liabilities	(1,030)	(38)		(204)
Other non-interest-bearing liabilities	(1,994)			(1,965)
Derivative financial liabilities and assets:				
Derivative financial liabilities:				
– Currency derivatives without a hedging relationship	(51)			(31)
– Currency derivatives in connection with cash flow hedges	(90)			(93)
– Interest rate derivatives without a hedging relationship	(785)	(60)	(7)	(75)
– Interest rate derivatives in connection with fair value hedges	(49)	54	(67)	
– Interest rate derivatives in connection with cash flow hedges	(2)	(17)	18	
Derivative financial assets:				
– Currency derivatives without a hedging relationship	68			41
– Interest rate derivatives without a hedging relationship	209	108	(87)	118
– Interest rate derivatives in connection with fair value hedges	131	283	(282)	
– Interest rate derivatives in connection with cash flow hedges	24	(36)	47	

All instruments held at December 31, 2007 and for which payments were already contractually agreed are included. Planning data for future, new liabilities is not included. Amounts in foreign currency were each translated at the closing rate at the reporting date. The variable interest payments arising from the financial instruments were calculated using the last interest rates fixed before December 31, 2007. Financial liabilities that can be repaid at any time are always assigned to the earliest possible time period.

In accordance with Postreform II (§ 2 (4) of the Stock Corporation Transformation Act – Postumwandlungsgesetz), the Federal Republic is guarantor of all Deutsche Telekom AG's liabilities which were outstanding at January 1, 1995. At December 31, 2007, this figure was a nominal EUR 2.0 billion.

Consolidated financial statements
Notes

154 | 155

Cash flows 2009			Cash flows 2010–2012			Cash flows 2013–2017			Cash flows 2018 and thereafter		
Fixed interest rate	Variable interest rate	Repayment	Fixed interest rate	Variable interest rate	Repayment	Fixed interest rate	Variable interest rate	Repayment	Fixed interest rate	Variable interest rate	Repayment
(1,557)	(215)	(4,495)	(3,669)	(257)	(14,139)	(2,678)	(7)	(7,212)	(4,249)		(6,637)
(117)		(96)	(305)		(262)	(352)		(499)	(310)		(610)
(38)		(92)	(112)		(144)	(189)		(162)	(134)		(437)
		(14)			(18)			(1)			(1)
		(19)									
(30)	(22)	(72)	63	(163)	(167)	33	(104)	(189)	100	(288)	(101)
73	(91)		174	(214)		279	(314)		482	(554)	
(4)	1										
		21									
39	(43)	2	15	2	2	(7)	5	2			
225	(227)		361	(369)		118	(100)				
(82)	93		(138)	125		(4)	3				

26 Trade and other payables.

millions of €	Dec. 31, 2007	Dec. 31, 2006
Trade payables	6,811	7,121
Liabilities from construction contracts	12	39
	6,823	**7,160**

Of the total of trade and other payables, EUR 6,810 million (December 31, 2006: EUR 7,157 million) is due within one year.

27 Additional disclosures on financial instruments.

Carrying amounts, amounts recognized, and fair values by measurement category.

millions of €

Category

Carrying

Amounts recognized in balance sheet according to IAS 39

in accordance

amount

with IAS 39

Dec. 31, 2007

Amortized

Cost

Fair value

Fair value

cost

recognized

recognized in

in equity

profit or loss

Assets

Cash and cash equivalents

LaR

2,200

2,200

Trade receivables

LaR

7,530

7,530

Other receivables

LaR/n.a.

1,588

1,318

Other non-derivative financial assets

Held-to-maturity investments

HtM

297

297

Available-for-sale financial assets

AfS

276

182

94

Financial assets held for trading

Derivative financial assets

Derivatives without a hedging relationship

FAHfT

277

277

Derivatives with a hedging relationship

n.a.

180

49

131

Liabilities

Trade payables

FLAC

6,811

6,811

Bonds and other securitized liabilities

FLAC

32,294

32,294

Liabilities to banks

FLAC

4,260

4,260

Liabilities arising from ABS transactions

FLAC

Promissory notes

FLAC

690

690

Other interest-bearing liabilities

FLAC

1,030

1,030

Other non-interest-bearing liabilities

FLAC

1,994

1,994

Finance lease liabilities

n.a.

1,636

Derivative financial liabilities

Derivatives without a hedging relationship (held for trading)

FLHfT

861

861

Derivatives with a hedging relationship (hedge accounting)

n.a.

141

92

49

Of which: aggregated by category in accordance with IAS 39

Loans and receivables (LaR)

11,048

11,048

Held-to-maturity investments (HtM)

297

297

Available-for-sale financial assets (AfS)

276

182

94

Financial assets held for trading (FAHfT)

277

277

Financial liabilities measured at amortized cost (FLAC)

47,079

47,079

Financial liabilities held for trading (FLHfT)

861

861

* For details, please refer to Note 24.

Cash and cash equivalents and trade and other receivables mainly have short-term maturities. For this reason, their carrying amounts at the reporting date approximate their fair values.

The fair values of other non-current receivables and held-to-maturity financial investments due after more than one year correspond to the present values of the payments related to the assets, taking into account the current interest rate parameters that reflect market- and partner-based changes to terms and conditions and expectations.

Consolidated financial statements
Notes

156 | 157

Amounts recognized in balance sheet according to IAS 17	Fair value Dec. 31, 2007	Category in accordance with IAS 39	Carrying amount Dec. 31, 2006	Amounts recognized in balance sheet according to IAS 39				Amounts recognized in balance sheet according to IAS 17	Fair value Dec. 31, 2006
				Amortized cost	Cost	Fair value recognized in equity	Fair value recognized in profit or loss		
	2,200	LaR	2,765	2,765					2,765
	7,530	LaR	7,577	7,577					7,577
270	1,588	LaR/n.a.	1,710	1,429				281	1,710
	297	HtM	66	66					66
	94*	AfS	345		214	131			131*
		FAHfT	2				2		2
	277	FAHfT	280				280		280
	180	n.a.	79			14	65		79
	6,811	FLAC	7,121	7,121					7,121
	33,644	FLAC	36,288	36,288					39,060
	4,336	FLAC	2,348	2,348					2,474
		FLAC	1,139	1,139					1,139
	743	FLAC	680	680					768
	1,046	FLAC	883	883					883
	1,994	FLAC	2,799	2,799					2,799
1,636	1,821	n.a.	1,783					1,783	2,000
	861	FLHfT	439				439		439
	141	n.a.	123			58	65		123
	11,048		11,771	11,771					11,771
	297		66	66					66
	94*		345		214	131			131*
	277		282				282		282
	48,574		51,258	51,258					54,244
	861		439				439		439

Trade and other payables, as well as other liabilities, generally have short times to maturity; the values reported approximate the fair values.

The fair values of the quoted bonds and other securitized liabilities equal the nominal amounts multiplied by the price quotations at the reporting date.

The fair values of unquoted bonds, liabilities to banks, promissory notes, and other financial liabilities are calculated as the present values of the payments associated with the debts, based on the applicable yield curve and Deutsche Telekom's credit spread curve for specific currencies.

Net gain/loss by measurement category.

millions of €	From interest, dividends	From subsequent measurement			From derecognition	Net gain (loss)	
		At fair value	Currency translation	Impairment/ reversal of impairment		2007	2006
Loans and receivables (LaR)	152	n.a.	(1,440)	(797)	2	(2,083)	(1,656)
Held-to-maturity investments (HtM)	9	n.a.				9	14
Available-for-sale financial assets (AfS)	56			(19)	28	65	226
Financial instruments held for trading (FAHfT and FLHfT)	n.a.	(393)	n.a.	n.a.		(393)	(17)
Financial liabilities measured at amortized cost (FLAC)	(2,570)		1,824	n.a.		(746)	(1,505)
	(2,353)	**(393)**	**384**	**(816)**	**30**	**(3,148)**	**(2,938)**

Interest from financial instruments is recognized in finance costs, dividends in other financial income (please refer to Notes 7 and 9).

Deutsche Telekom recognizes the other components of net gain/loss in other financial income/expense, except for impairments/reversal of impairments of trade receivables that are classified as loans and receivables which are reported under selling expenses (please refer to Note 3).

The net loss from the subsequent measurement for financial instruments held for trading (EUR 393 million) also includes interest and currency translation effects.

The net currency translation losses on financial assets classified as loans and receivables (EUR 1,440 million) are primarily attributable to the Group-internal transfer of foreign-currency loans taken out by Deutsche Telekom's financing company, Deutsche Telekom International Finance B.V., on the capital market. These were offset by corresponding currency translation gains on capital market liabilities of EUR 1,824 million.

Finance costs from financial liabilities measured at amortized cost (EUR 2,570 million) primarily consist of interest expense on bonds and other (securitized) financial liabilities. The item also includes interest income from interest added back and discounted from trade payables. However, it does not include the interest expense and interest income from interest rate derivatives Deutsche Telekom used in the reporting period to hedge the fair value risk of financial liabilities (please refer to Note 7).

Net losses of EUR 1 million (2006: losses of EUR 1 million) from remeasurement were recognized in shareholders' equity in 2007 as a result of the recognition of changes in the fair values of available-for-sale financial assets. Of the amounts recorded in shareholders' equity, gains totaling EUR 1 million (2006: losses of EUR 3 million) were reclassified to the income statement in the 2007 financial year.

28 Other liabilities.

millions of €	Dec. 31, 2007	Dec. 31, 2006
Deferred revenues	1,909	2,082
Other liabilities	4,112	3,696
	6,021	**5,778**

Other liabilities increased by EUR 0.2 billion to EUR 6.0 billion. This is primarily attributable to increased liabilities in connection with the early retirement scheme for civil servants which was largely offset by a decline in liabilities for voluntary redundancy and severance payments.

In addition, other liabilities encompass liabilities from other taxes and social security liabilities.

Consolidated financial statements
Notes

158 | 159

29 Provisions for pensions and other employee benefits.

The company pension scheme can generally be divided into defined benefit and defined contribution plans.

Defined benefit plans.

Defined benefit plans require the employer to pay the agreed pension benefits and to fund these by recognizing pension provisions or plan assets.

In addition to the Group's pension obligations for non-civil servants based on direct and indirect pension commitments, there are further obligations under Article 131 of the Basic Law (Grundgesetz – GG). Deutsche Telekom's indirect pension commitments were made to its employees via the Versorgungsanstalt der Deutschen Bundespost (VAP) and the Deutsche Telekom Betriebsrenten-Service e.V. (DTBS).

The VAP provides pension services for pensioners who were employed by Deutsche Telekom. The VAP benefits, which supplement statutory pension benefits up to the level specified by the pension benefits formula, are generally calculated on the basis of the level of employee compensation during specific periods of their employment. Within the scope of negotiations on the realignment of the company pension plan, the employer and the trade unions agreed in 1997 on arrangements for the protection of vested VAP benefits. Pursuant to this agreement, the benefit obligations due to retirees and employees approaching retirement will remain unchanged. For younger employees with vested benefits, the obligations have been converted into an initial amount based on the number of years of coverage to date, which was then credited to a capital account held by the employer (cash balance plan). Deutsche Telekom credits this account on an annual basis; when the insured event occurs, the account balance is paid out in full or in installments, or converted into a pension. If these employees have not yet reached the age of 35 and had been insured for less than ten years, their benefit obligations are due directly from Deutsche Telekom. The DTBS was founded for processing the remaining obligations.

A new regulation of VAP benefits was made by collective agreement in the year 2000 without affecting obligations. Since November 2000, the pensioners covered by this collective agreement no longer receive their pension payments from the VAP as the indirect provider of pension services, but directly and with a legal claim from Deutsche Telekom. VAP's obligations are therefore suspended (parallel obligation). Those pensioners remaining in the VAP continue to receive their benefits directly from the VAP as the provider of pension services. Pursuant to the VAP's business plan, Deutsche Telekom will to a certain extent continue to be assigned additional obligations and the corresponding assets on a pro rata basis.

Pursuant to the change to the articles of association of the VAP in 2004, the future annual adjustments to pensions has been defined in percentage points, in accordance with the articles of association of the VAP.

As a result of the harmonization of the company pension plan in 2005 within the Deutsche Telekom Group, as of October 2005 obligations (primarily employment relationships existing at Deutsche Telekom AG as of October 1, 2005) that were previously processed through DTBS have been handled directly by Deutsche Telekom AG and with a legal claim on the part of the employees.

Benefits relating to other direct pension plans are generally determined on the basis of salary levels and years of service; these benefit obligations are also usually determined by the amounts credited by Deutsche Telekom to its capital accounts.

Calculation of defined benefit liabilities (+)/defined benefit assets (–):

millions of €	Dec. 31, 2007	Dec. 31, 2006
Present value of funded obligations	1,368	1,515
Plan assets at fair value	(986)	(966)
Projected benefit obligations in excess of plan assets	382	549
Present value of non-funded obligations	4,959	5,619
Unrecognized past service cost	(3)	(1)
Net defined benefit liabilities (+)/ defined benefit assets (–)	**5,338**	**6,167**

Pension provisions break down into defined benefit liabilities and defined benefit assets as follows:

millions of €	Dec. 31, 2007	Dec. 31, 2006
Defined benefit assets presented on the balance sheet	(16)	0
Defined benefit liabilities presented on the balance sheet	5,354	6,167
Net defined benefit liabilities (+)/ defined benefit assets (–)	**5,338**	**6,167**

The defined benefit assets are recognized under other assets in the consolidated balance sheet.

The following table shows the composition of pension obligations:

millions of €	Dec. 31, 2007	Dec. 31, 2006
Pension obligations		
– Direct	4,955	5,615
– Indirect	380	548
Obligations in accordance with Article 131 GG	3	4
Net defined benefit liabilities (+)/ defined benefit assets (–)	**5,338**	**6,167**

The amount of the pension obligations was determined using actuarial principles that are consistent with IAS 19.

The calculations were based on the following assumptions at the respective balance sheet dates:

Assumptions for the measurement of defined benefit obligations as of December 31:

%	2007	2006
Discount rate	5.50 3.25[b] 5.40[c]	4.45 3.25[b] 4.80[c]
Projected salary increase	2.50 3.25[a] 1.50[b] 4.20[c]	2.50 3.25[a] 1.50[b] 4.00[c]
Projected pension increase	1.00 1.70 0.60[b] 3.20[c]	1.00 1.50 0.60[b] 3.00[c]

[a] For non-civil servants not covered by collective agreements.
[b] Switzerland.
[c] United Kingdom.

For calculating the present value of pension obligations, taking into account future salary increases (defined benefit obligation), Deutsche Telekom used a rate of 5.5 percent as of December 31, 2007. This interest rate was determined based on a weighted average term of the obligation of approximately 15 years. As the obligations are denominated in euros, the discount rate is based on the rate of return of high-quality European corporate bonds with AA rating for which a yield curve is prepared based on spot rates. The discount rate is determined in the same way for the entire Group.

Assumptions for determining the pension expense for years ending December 31:

%	2007	2006	2005
Discount rate	4.45 3.25[b] 4.80[c]	4.10 3.25[b] 4.75[c]	5.25 3.25[b] 5.30[c]
Projected salary increase	2.50 3.25[a] 1.50[b] 4.00[c]	2.75 3.50[a] 1.00[b] 3.90[c]	2.75 3.50[a] 1.00[b] 3.80[c]
Return on plan assets	4.00 4.50[b] 6.47[c]	4.00 4.50[b] 6.60[c]	5.00 4.50[b] 7.25[c]
Projected pension increase	1.00 1.50 0.60[b] 3.00[c]	1.00 1.50 1.00[b] 2.90[c]	1.00 1.50 1.00[b] 2.80[c]

[a] For non-civil servants not covered by collective agreements.
[b] Switzerland.
[c] United Kingdom.

Development of defined benefit obligations in the reporting year:

millions of €	2007	2006
Present value of the defined benefit obligations as of January 1	**7,134**	**7,016**
Current service cost	217	389
Interest cost	307	285
Contributions by plan participants	4	7
Change in obligations	(40)	40
Actuarial (gains) losses	(947)	(303)
Total benefits actually paid	(296)	(289)
Plan amendments	2	(18)
Exchange rate fluctuations for foreign-currency plans	(54)	7
Present value of the defined benefit obligations as of December 31	**6,327**	**7,134**

Taking the plan assets into consideration, the pension obligations were accounted for in full.

Consolidated financial statements

Notes

160 | 161

Development of plan assets at fair value in the respective reporting year:

millions of €

2007

2006

Plan assets at fair value, as of January 1

966

901

Expected return on plan assets

50

46

Actuarial (losses) gains

(24)

11

Contributions by employer

43

37

Contributions by plan participants

4

7

Benefits actually paid through pension funds

(56)

(61)

Change in obligations

41

21

Exchange rate fluctuations for foreign-currency plans

(38)

4

Plan assets at fair value, as of December 31

986

966

Breakdown of plan assets at fair value by investment category:

%

Dec. 31,

Dec. 31,

2007

2006

Equity securities

35

36

Debt securities

48

50

Real estate

10

11

Other

7

3

The investment structure is defined, managed and regularly reviewed using asset/liability studies. The resulting target allocations for the plan assets of the respective pension plans therefore reflect the duration of the obligations, the defined benefit obligation, the minimum requirements for the policy reserve, and other factors. To improve the financing status of the plans to the best possible extent, a certain portion of the funds has been invested in investment categories the return of which exceeds that of fixed-rate investments.

The remaining target allocation risk is monitored and managed on a regular basis using downside risk management.

At December 31, 2007, the plan assets did not include any shares (December 31, 2006: EUR 1.6 million) issued by Deutsche Telekom. No own financial instruments were included in the years shown.

Determination of the expected return on essential plan assets: The expected return on plan assets for 2008 is 4.3 percent (VAP and DTBS), 4.5 percent (Switzerland) and 7.0 percent (United Kingdom).

These expectations are based on consensus forecasts for each asset class as well as on banks’ estimates. The forecasts are based on historical figures, economic data, interest rate forecasts, and anticipated stock market developments.

The pension expense for each period is composed of the following items and is reported in the indicated accounts of the income statement:

millions of €

Income statement account

2007

2006

2005

Current service cost

Personnel costs (pension benefit costs)

217

389

223

Interest cost

Other financial income (expense)

307

285

289

Expected return on plan assets

Other financial income (expense)

(50)

(46)

(47)

Past service cost

Personnel costs (pension benefit costs)

0

(18)

0

Pension expense

474

610

465

Curtailment/settlement

33

12

0

Actual return on plan assets

26

57

101

The statement of income and expenses recognized directly in equity includes the following amounts:

millions of €	2007	2006	2005
Cumulative (gains) losses recognized directly in equity as of January 1	1,265	1,579	480
Recognition directly in equity of actuarial (gains) losses in the reporting period	(923)	(314)	1,099
Cumulative (gains) losses recognized directly in equity as of December 31	342	1,265	1,579

Expected employer contributions for the subsequent year are estimated as follows:

millions of €	2008
Expected contributions by employer	44

Amounts for the current year and four preceding years of pension obligations, plan assets, assets in excess of benefit obligations, and experience-based adjustments.

millions of € as of Dec. 31	2007	2006	2005	2004	2003
Defined benefit obligations	6,327	7,134	7,016	5,311	5,032
Plan assets at fair value	(986)	(966)	(901)	(623)	(489)
Projected benefit obligations in excess of plan assets (funded status)	**5,341**	**6,168**	**6,115**	**4,688**	**4,543**

Adjustment in %	2007	2006	2005
Experience-based increase (decrease) of pension obligations	(0.8)	(0.4)	2.2
Experience-based increase (decrease) of plan assets	(2.5)	1.1	6.5

Defined contribution plans.

Individual Group entities grant defined contribution plans to their employees. Under defined contribution plans, the employer does not assume any other obligations above and beyond the payment of contributions to an external fund. The amount of the future pension payments will exclusively depend on the contribution made by the employer (and their employees, if applicable) to the external fund, including income from the investment of such contributions. Current contributions are reported as an expense in functional costs during the respective year. In 2007 they amounted to EUR 103 million (2006: EUR 74 million; 2005: EUR 73 million). Of this amount, EUR 1 million (2006: EUR 1 million; 2005: EUR 1 million) were pledged to commitments to members of staff in key positions.

Civil-servant retirement arrangements. As part of the civil servants' pension plan, Deutsche Telekom AG maintained a special pension fund for its active and former civil servants up until the 2000 financial year. By way of a notarized agreement dated December 7, 2000, this fund was merged with the special pension funds of Deutsche Post AG and Deutsche Postbank AG to form the joint pension fund Bundes-Pensions-Service für Post und Telekommunikation e.V. (BPS-PT). On January 11, 2001, the fund was entered in the Register of Associations with retroactive effect from July 1, 2000. The registered office of BPS-PT is Bonn. BPS-PT works for the funds of all three companies and also handles the financial administration for the Federal Republic on a trust basis. It carries out all transactions for pension and allowance payments in respect of civil servants for Deutsche Post AG, Deutsche Postbank AG, and Deutsche Telekom AG.

In accordance with the provisions of the German Posts and Telecommunications Reorganization Act (Postneuordnungsgesetz – PTNeuOG), BPS-PT makes pension and allowance payments to retired employees and their surviving dependents who are entitled to pension payments as a result of civil-servant status. The level of Deutsche Telekom's payment obligations to its special pension fund is defined under § 16 of the Act Concerning the Legal Provisions for the Former Deutsche Bundespost Staff (Postpersonalrechtsgesetz – PostPersRG). Since 2000, Deutsche Telekom AG has been legally obliged to make an annual contribution to the special pension fund amounting to 33 percent of the pensionable gross emoluments of active civil servants and the notional pensionable gross emoluments of civil servants on leave of absence. A contribution of EUR 772 million was recognized as an ongoing expense in 2007 (2006: EUR 842 million; 2005: EUR 862 million; please refer to Note 40).

Under PTNeuOG, the Federal Republic compensates the special pension fund for differences between the ongoing payment obligations of the special pension fund, amounts received from Deutsche Telekom AG, and returns on assets, and guarantees that the special pension fund is always in a position to fulfill the obligations it has assumed. The Federal Republic cannot require reimbursement from Deutsche Telekom AG for amounts paid by it to the special fund.

Consolidated financial statements
Notes

162 | 163

30 Other provisions.

millions of €	Personnel	Restoration obligations	Investment risks	Litigation risks	Reimburse-ments	Other	Total
At December 31, 2005	**3,013**	**642**	**311**	**238**	**153**	**1,300**	**5,657**
Of which: current	2,097	6	311	88	152	967	3,621
Changes in the composition of the Group	70	53	0	4	4	46	177
Currency translation adjustments	(12)	(1)	0	2	(4)	(17)	(32)
Addition	3,283	90	0	150	132	794	4,449
Use	(2,269)	(35)	(311)	(51)	(110)	(644)	(3,420)
Reversal	(243)	(37)	0	(31)	(13)	(200)	(524)
Interest effect	41	31	0	0	0	2	74
Other changes	6	(30)	0	18	(7)	(101)	(114)
At December 31, 2006	**3,889**	**713**	**0**	**330**	**155**	**1,180**	**6,267**
Of which: current	1,954	6	0	113	149	871	3,093
Changes in the composition of the Group	(2)	19	0	0	0	2	19
Currency translation adjustments	(25)	(11)	0	0	(2)	(21)	(59)
Addition	3,708	45	0	148	148	1,319	5,368
Use	(2,836)	(95)	0	(71)	(123)	(698)	(3,823)
Reversal	(302)	(14)	0	(61)	(37)	(188)	(602)
Interest effect	94	27	0	0	0	2	123
Other changes	84	(20)	0	5	12	(344)	(263)
At December 31, 2007	**4,610**	**664**	**0**	**351**	**153**	**1,252**	**7,030**
Of which: current	2,167	10	0	165	138	885	3,365

Provisions for personnel costs include a variety of individual issues such as provisions for deferred compensation and allowances, as well as for anniversary gifts. Moreover, the expenses associated with staff-related measures are also included here. The expenses are allocated to functional costs or to other operating expenses based on actual cost generation.

Deutsche Telekom continued the staff restructuring program announced in the 2005 financial year. Part of this HR restructuring program in Germany is socially responsible staff adjustment on a voluntary basis and largely without the need for compulsory redundancies. Socially responsible HR tools such as severance and redundancy models as well as partial and early retirement arrangements contribute substantially to the achievement of this aim. Some of these HR measures are covered by law and will apply beyond 2008. The cut-off date for the early retirement arrangement for civil servants, for example, which was enabled by a new law in November 2006, is the end of 2010. For civil servants employed at Deutsche Telekom, the law provides the opportunity under certain conditions to retire early from the age of 55. Within the framework of the staff restructuring program, provisions in connection with the early retirement arrangements for civil servants until 2010 and for compensation payments in connection with the collective agreement on Telekom Service were recognized in the 2007 financial year.

Restoration obligations include the estimated costs for dismantling and removing an asset, and restoring the site on which it is located. The estimated costs are included in the costs of the relevant asset.

The provision for litigation risks includes pending lawsuits for damages in connection with reimbursement claims relating to the sale of subscriber data.

Provisions for reimbursements are established for discounts that are to be granted but had not yet been granted as of the reporting date.

Other provisions include provisions for environmental damage and risks, other taxes, warranties, advertising cost allowances, premiums and commissions as well as a variety of other items for which the individually recognized amounts are largely not material.

31 Shareholders' equity – Overview.

Statement of changes in shareholders' equity from January 1, 2005 to December 31, 2007:

Changes in shareholders' equity	**Equity attributable to equity holders of the parent**				
	Equity contributed			Consolidated shareholders' equity generated	
	Number of shares	Issued capital	Capital reserves	Retained earnings incl. carryforwards	Net profit (loss)
	thousands	millions of €	millions of €	millions of €	millions of €
Balance at January 1, 2005	**4,197,854**	**10,747**	**49,528**	**(18,058)**	**1,594**
Changes in the composition of the Group				(6)	
Profit after income taxes					5,589
Unappropriated net profit (loss) carried forward				1,594	(1,594)
Dividends				(2,586)	
Sale of treasury shares (anniversary campaign)					
Proceeds from the exercise of stock options	224		33		
Actuarial gains and losses				(697)	
Change in other comprehensive income (not recognized in income statement)				5	
Recognition of other comprehensive income in income statement					
Balance at December 31, 2005	**4,198,078**	**10,747**	**49,561**	**(19,748)**	**5,589**
Balance at January 1, 2006	**4,198,078**	**10,747**	**49,561**	**(19,748)**	**5,589**
Changes in the composition of the Group					
Profit after income taxes					3,165
Unappropriated net profit (loss) carried forward				5,589	(5,589)
Dividends				(3,005)	
Mandatory convertible bond	162,988	417	1,793	(71)	
T-Online merger	62,730	161	631		
Share buy-back/retirement	(62,730)	(161)	(548)		
Sale of treasury shares			(1)		
Proceeds from the exercise of stock options	53		62		
Actuarial gains and losses				187	
Change in other comprehensive income (not recognized in income statement)				71	
Recognition of other comprehensive income in income statement					
Balance at December 31, 2006	**4,361,119**	**11,164**	**51,498**	**(16,977)**	**3,165**
Balance at January 1, 2007	**4,361,119**	**11,164**	**51,498**	**(16,977)**	**3,165**
Changes in the composition of the Group				(5)	
Profit after income taxes					569
Unappropriated net profit (loss) carried forward				3,165	(3,165)
Dividends				(3,124)	
Proceeds from the exercise of stock options	179	1	26		
Actuarial gains and losses				559	
Change in other comprehensive income (not recognized in income statement)				156	
Recognition of other comprehensive income in income statement					
Balance at December 31, 2007	**4,361,298**	**11,165**	**51,524**	**(16,226)**	**569**

Consolidated financial statements
Notes

164 | 165

			Minority interests			
Other comprehensive income	Treasury shares	**Total** (equity attributable to equity holders of the parent)	Minority interest capital	Other comprehensive income	**Total** (minority interests)	**Total (consolidated shareholders' equity)**
millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €
(2,678)	**(8)**	**41,125**	**4,332**	**55**	**4,387**	**45,512**
		(6)	(1,009)	4	(1,005)	(1,011)
		5,589	432		432	6,021
		0			0	0
		(2,586)	(351)		(351)	(2,937)
	2	2			0	2
		33			0	33
		(697)			0	(697)
2,589		2,594	4	44	48	2,642
(966)		(966)			0	(966)
(1,055)	**(6)**	**45,088**	**3,408**	**103**	**3,511**	**48,599**
(1,055)	**(6)**	**45,088**	**3,408**	**103**	**3,511**	**48,599**
		0	(44)		(44)	(44)
		3,165	409		409	3,574
		0			0	0
		(3,005)	(277)		(277)	(3,282)
		2,139			0	2,139
		792	(607)		(607)	185
		(709)			0	(709)
	1	0			0	0
		62			0	62
		187	(3)		(3)	184
(1,214)		(1,143)	9	102	111	(1,032)
(6)		(6)			0	(6)
(2,275)	**(5)**	**46,570**	**2,895**	**205**	**3,100**	**49,670**
(2,275)	**(5)**	**46,570**	**2,895**	**205**	**3,100**	**49,670**
		(5)			0	(5)
		569	509		509	1,078
		0			0	0
		(3,124)	(497)		(497)	(3,621)
		27			0	27
		559			0	559
(2,632)		(2,476)	4	(1)	3	(2,473)
		0			0	0
(4,907)	**(5)**	**42,120**	**2,911**	**204**	**3,115**	**45,235**

32 Issued capital.

As of December 31, 2007, the share capital of Deutsche Telekom totaled EUR 11,165 million. The share capital is divided into 4,361,297,603 no par value registered shares. Each share entitles the holder to one vote.

The Federal Republic’s direct shareholding in Deutsche Telekom AG, represented by the Federal Agency, was 14.8 percent at December 31, 2007 (December 31, 2006: 14.8 percent), while KfW’s shareholding at December 31, 2007 was 16.9 percent (December 31, 2006: 16.9 percent) and the Blackstone Group’s 4.4 percent (December 31, 2006: 4.4 percent). This means that as of December 31, 2007, 646,575,126 no par value shares (EUR 1.7 billion) of the share capital were held by the Federal Republic; 735,667,390 no par value shares (EUR 1.9 billion) by KfW and 192,000,000 no par value shares (EUR 491 million) by the Blackstone Group. The remaining shares are in free float.

In the course of the acquisition of T-Mobile USA Inc., Bellevue (United States)/ Powertel Inc., Bellevue (United States), Deutsche Telekom granted options on shares of Deutsche Telekom AG in exchange for the outstanding warrants between Deutsche Telekom and T-Mobile USA/Powertel at the time of the acquisition. As of December 31, 2007, the number of Deutsche Telekom shares reserved for the stock options granted to T-Mobile USA/ Powertel employees and still outstanding was 7,079,479.

Authorized capital.

Authorized capital comprised the following components as of Decem-ber 31, 2007:

2004 Authorized capital: The Board of Management is authorized, with the approval of the Supervisory Board, to increase the share capital by up to an amount of EUR 2,399,410,734.08 by issuing up to 937,269,818 no par value registered shares against non-cash capital contributions in the period up to May 17, 2009. This authorization may be exercised in full or in one or several partial amounts. The Board of Management is authorized, with the approval of the Supervisory Board, to exclude the shareholders’ preemptive rights when issuing new shares for business combinations or for the acquisition of companies, parts thereof or equity interests in companies, including increasing an existing investment, or other assets eligible for contribution for such acquisitions, including receivables from the Company. The Board of Management is authorized, with the approval of the Supervisory Board, to determine the rights accruing to the shares in the future and the conditions for issuing shares.

The Board of Management exercised the authority originally amounting to EUR 2,560,000,000 with the approval of the Supervisory Board in August 2005 and resolved to increase the share capital in the amount of EUR 160,589,265.92 (62,730,182 no par value shares) for the purpose of the merger of T-Online International AG into Deutsche Telekom AG. The implementation of this capital increase was entered in the commercial register on September 12, 2005; it took effect together with the entry of the merger in the commercial register on June 6, 2006.

When the merger took effect, existing shares in T-Online International AG were exchanged at the ratio agreed in the merger agreement of 25 T-Online International AG shares to 13 Deutsche Telekom AG shares. This resulted in an increase of issued capital by EUR 161 million. To prevent the merger from increasing the number of shares of Deutsche Telekom AG permanently, the Board of Management of Deutsche Telekom resolved on August 10, 2006 in accordance with the authorizing resolution of the shareholders’ meeting on May 3, 2006 to buy back and retire 62,730,182 shares of the Company (corresponding to the number of new shares issued as a result of the merger of T-Online International AG into Deutsche Telekom AG). The Supervisory Board approved this share retirement. Between August 14 and August 25, 2006, a total of 62,730,182 shares with a proportionate amount of the share capital of EUR 160,589,269.92, i.e., approximately 1.4 percent of the share capital at that time, were repurchased by the Company at an average price of EUR 11.29 for a total consideration of EUR 708,482,743.99.

2006 Authorized capital: The Board of Management is authorized, with the approval of the Supervisory Board, to increase the share capital by up to EUR 38,400,000 by issuing up to 15,000,000 no par value registered shares against cash and/or non-cash contributions in the period up to May 2, 2011. This authorization may be exercised in full or in one or several partial amounts. Shareholders’ preemptive rights are disapplied. The new shares may only be issued to grant shares to employees of Deutsche Telekom AG and of lower-tier companies (employee shares). The new shares can also be issued to a bank or some other company meeting the requirements of § 186 (5), sentence 1 AktG that assumes the obligation to use these shares for the sole purpose of granting employee shares. The shares to be issued as employee shares can also be acquired in the form of a securities loan from a bank or some other company meeting the requirements of § 186 (5), sentence 1 AktG and the new shares used to repay this securities loan. The Board of Management is authorized, with the approval of the Supervisory Board, to determine the rights accruing to the shares in the future and the conditions for issuing shares.

Contingent capital.

Contingent capital comprised the following components as of Decem-ber 31, 2007:

Contingent capital II: The share capital has been contingently increased by up to EUR 31,870,407.68, composed of up to 12,449,378 new no par value registered shares. The contingent capital increase is exclusively for the purpose of meeting preemptive rights to shares from stock options granted in the period until December 31, 2003 on the basis of the authorization for a 2001 Stock Option Plan granted by resolution of the shareholders’ meeting on May 29, 2001.

Consolidated financial statements

Notes

166 | 167

178,353 stock options granted under the 2001 Stock Option Plan were exercised in the 2007 financial year. As a result, contingent capital II amounting to EUR 32,326,991.36 decreased by EUR 456,583.68 (178,353 no par value shares) to EUR 31,870,407.68. The share capital rose accordingly in the 2007 financial year.

Contingent capital IV: The share capital has been contingently increased by EUR 600,000,000, composed of 234,375,000 no par value shares. The contingent capital increase shall only be implemented to the extent that it is needed to service convertible bonds or bonds with warrants issued or guaranteed on or before April 25, 2010.

33 Capital reserves.

The capital reserves of the Group primarily encompass the capital reserves of Deutsche Telekom AG. Differences to the capital reserves of Deutsche Telekom AG result from the recognition at fair value of the Deutsche Telekom AG shares newly issued in the course of the acquisition of VoiceStream/Powertel instead of at their par value, which is permissible in the consolidated financial statements, and from the related treatment of the issuing costs. Furthermore, there were additional allocations to capital reserves in 2007 from the exercise of conversion rights by former shareholders of T-Mobile USA/Powertel.

34 Retained earnings including carryforwards.

Retained earnings were impacted in particular by the appropriation of an amount of EUR 3.2 billion in net profit for the prior year, Deutsche Telekom AG’s payment of EUR 3.1 billion in dividends for the 2006 financial year, and actuarial gains and losses of EUR 0.6 billion.

35 Other comprehensive income.

Other comprehensive income declined year-on-year by EUR 2.6 billion to EUR – 4.9 billion. This was due in particular to negative exchange rate effects on the currency translation of financial statements prepared in foreign currencies and to losses which are recognized as other comprehensive income as part of cash flow hedges. A positive effect resulted primarily from the adjustment of deferred taxes on net investment hedges in connection with the corporate tax reform.

36 Treasury shares.

Through a resolution by the shareholders’ meeting on May 3, 2007, the Board of Management is authorized to acquire up to 436,117,555 treasury shares, i.e., up to almost 10 percent of the share capital, until November 2, 2008. This authorization may be exercised in full or in part. The shares can be acquired in partial tranches spread over various purchase dates within the authorization period until the maximum purchase volume is reached. The treasury shares acquired on the basis of this authorization may be resold on the stock exchange, tendered to shareholders on the basis of a subscription offer extended to all shareholders, disposed of, with the approval of the Supervisory Board, in a manner other than on the stock exchange or tender to all shareholders, used, with the approval of the Supervisory Board, to list the Company’s shares on foreign stock exchanges, granted, with the approval of the Supervisory Board, to third parties in the course of business combinations or for the acquisition of companies, parts of companies, or equity interests in companies, used, with the approval of the Supervisory Board, for the fulfillment of conversion or option rights/obligations arising from convertible bonds or bonds with warrants issued by the Company based on the authority resolved by the shareholders’ meeting on April 26, 2005 under item 9 of the agenda, or retired with the approval of the Supervisory Board. The authorization granted to the Board of Management by the shareholders’ meeting on May 3, 2006, to acquire treasury shares, ended when this new authorization took effect on May 3, 2007; the authorizations granted by the shareholders’ meeting resolution of May 3, 2006, on the use of treasury shares acquired remain unaffected.

At 1,881,508 shares, the holding of treasury shares, remaining unchanged since last year’s balance sheet date, breaks down as follows:

Number

1999 Employee Stock Purchase Plan

5,185,278

Decrease as a result of the 2000 Employee Stock Purchase Plan

(2,988,980)

Decrease as a result of the 2005 Employee Stock Purchase Plan

(314,790)

1,881,508

Treasury shares are carried at cost. Treasury shares amount to a total of approximately EUR 5 million or 0.04 percent of issued capital. All treasury shares are held by Deutsche Telekom AG.

37 Minority interest.

Minority interest remained at the prior-year level as a result of offsetting effects. While pro rata profit after income taxes had a positive effect, minority interest decreased due to the payment of dividends.

Other disclosures.

38 Notes to the consolidated cash flow statement.

Net cash from operating activities.

Net cash from operating activities amounted to EUR 13.7 billion in the 2007 financial year, compared with EUR 14.2 billion in the prior year. This decrease is primarily attributable to the negative development of working capital, partially offset by a positive effect from tax payments totaling EUR 1.4 billion compared with the prior year. Income tax receipts of EUR 0.2 billion were recorded in the reporting year as compared with tax payments of EUR 1.2 billion in the prior year. In addition, net interest payments were reduced by EUR 0.3 billion year-on-year.

Net cash used in investing activities. Net cash used in investing activities totaled EUR 8.1 billion in 2007 as compared with EUR 14.3 billion in the previous year. This change was primarily the result of lower cash outflows for investments in intangible assets and property, plant and equipment which declined by a total of EUR 3.8 billion. This decline was mainly attributable to the acquisition of FCC licenses by T-Mobile USA in the prior year for EUR 3.3 billion for which there was no comparable single investment in 2007. Furthermore, proceeds from the disposal of property, plant and equipment were EUR 0.2 billion higher than in the prior year.

Lower cash outflows of EUR 0.7 billion for acquisitions and higher cash inflows of EUR 0.9 billion from disposals of businesses compared with the previous year also had a positive impact on net cash used in investing activities. In the reporting year, the acquisition of Orange Nederland and Immobilien Scout resulted in cash outflows of EUR 1.5 billion and the disposal of T-Online France, T-Online Spain, and TBDS contributed cash inflows of EUR 0.9 billion, whereas in the prior year, cash outflows for tele.ring, PTC, gedas, and Maktel totaled EUR 2.2 billion.

Net cash used in financing activities. Net cash used in financing activities increased from EUR 2.1 billion in the prior year to EUR 6.1 billion in 2007.

This change is primarily attributable to a EUR 6.3 billion decline in proceeds from the issue of non-current financial liabilities and a EUR 0.5 billion increase in the repayment of non-current financial liabilities. These effects in net cash used in financing activities were partly offset by a EUR 2.6 billion increase in net proceeds from the issue of current financial liabilities. The issuance and repayment of current financial liabilities increased year-on-year due to the drawdown of several short-term credit lines.

In addition to short-term drawdowns of credit lines amounting to EUR 1.4 billion net, the issue of financial liabilities in 2007 consisted in particular of a medium-term note issue in the amount of EUR 0.5 billion as well as a loan of EUR 0.5 billion from the European Investment Bank. In the same period, a euro tranche of the 2002 global bond of EUR 2.5 billion and medium-term notes of EUR 1.1 billion and ABS liabilities of EUR 1.1 billion were repaid.

In addition, dividend payments increased by EUR 0.6 billion year-on-year, partly as a result of an increase of EUR 0.1 billion in dividend payments at Deutsche Telekom AG, of EUR 0.1 billion at Hrvatske Telekomunikacije d.d., and of EUR 0.1 billion at Slovak Telekom a.s. Furthermore, a dividend payment of EUR 0.1 billion by Makedonski Telekominikacii A.D. was recorded in the reporting year, as was the dividend payment by Magyar Telekom for 2005 and 2006 amounting to EUR 0.2 billion, for which there were no comparable payments in the prior year.

A positive effect also resulted from the fact that a buy-back of shares for EUR 0.7 billion in connection with the merger of T-Online International AG into Deutsche Telekom AG was recorded in the prior year, for which there was no comparable outflow in the reporting period.

39 Segment reporting.

In November 2006, the International Accounting Standards Board (IASB) issued IFRS 8 “Operating Segments.” IFRS 8 replaces IAS 14 “Segment Reporting” and must be applied to reporting periods beginning on or after January 1, 2009. Deutsche Telekom has opted for early adoption of IFRS 8, beginning with the financial year ending on December 31, 2007. According to IFRS 8, reportable operating segments are identified based on the “management approach.” This approach stipulates external segment reporting based on the Group’s internal organizational and management structure and on internal financial reporting to the chief operating decision maker. In the Deutsche Telekom Group, the Board of Management of Deutsche Telekom AG is responsible for measuring and steering the business success of the segments and is considered the chief operating decision maker within the meaning of IFRS 8.

In contrast to the former reporting structure, Deutsche Telekom reports on five operating segments, which are independently managed by bodies responsible for the respective segments depending on the nature of products and services offered, brands, sales channels, and customer profiles. The identification of Company components as business segments is based in particular on the existence of segment managers who report directly to the Board of Management of Deutsche Telekom AG and who are responsible for the performance of the segment under their charge. In accordance with IFRS 8, Mobile Communications Europe and Mobile Communications USA are reported separately as operating segments, since internal reporting and management channels in the Mobile Communications segment have been changed. Prior-year figures have been adjusted accordingly.

Information on the Group’s segments is presented below.

The Mobile Communications Europe operating segment bundles all activities of T-Mobile International AG in Germany, the United Kingdom, the Netherlands, Austria, Poland, and the Czech Republic, as well as Deutsche Telekom’s other mobile communications activities in Slovakia, Croatia, Macedonia, Montenegro, and Hungary.

The Mobile Communications USA operating segment combines all activities of T-Mobile International AG in the U.S. market.

All entities in the Mobile Communications Europe and Mobile Communications USA operating segments offer mobile voice and data services to consumers and business customers. The T-Mobile subsidiaries also market mobile devices and other hardware in connection with the services offered. In addition, T-Mobile services are sold to resellers and to companies that buy network services and market them independently to third parties (mobile virtual network operators, or MVNOs).

The Broadband/Fixed Network operating segment offers consumers and small business customers traditional fixed-network services on the basis of a state-of-the-art infrastructure, broadband Internet access, and multimedia services. This segment also conducts business with national and international network operators and with resellers (wholesale including resale). In addition, it provides wholesale telecommunications services for Deutsche Telekom’s other operating segments. Outside Germany, the Broadband/ Fixed Network segment has a presence in both Western and Eastern Europe: In Western Europe, it is represented by subsidiaries in Austria and Switzer-land. The subsidiary T-Online France was sold in the second quarter and the subsidiary T-Online Spain in the third quarter of 2007. In Eastern Europe’s markets, the operating segment has operations primarily in Hungary including Macedonia, Montenegro, Bulgaria and Romania (Magyar Telekom), Croatia (T-Hrvatski Telekom), and Slovakia (Slovak Telekom).

The Business Customers operating segment is divided into two operating business units: T-Systems Enterprise Services, which supports around 60 multinational corporations and large public authorities, and T-Systems Business Services, which serves around 160,000 large and medium-sized business customers. T-Systems is represented by subsidiaries in more than 20 countries, with a particular focus on the Western European countries of Germany, France, Spain, Italy, the United Kingdom, Austria, Switzerland, Belgium, and the Netherlands. The service provider offers its customers a full range of information and communication technology ( ICT) from a single source. It realizes integrated ICT solutions on the basis of its extensive expertise in these two technological areas. T-Systems develops and operates infrastructure and industry solutions for its key accounts. Products and services offered to medium-sized enterprises range from low-cost standard products and high-performance networks based on the Internet Protocol ( IP) to developing complete ICT solutions.

Group units and subsidiaries that are not directly allocated to one of the aforementioned operating segments are included in the Group Headquarters & Shared Services segment. Group Headquarters is responsible for strategic and cross-segment management functions. All other operating functions not directly related to the aforementioned segments’ core business are assumed by Shared Services. These include the Real Estate Services division, whose activities include the management of Deutsche Telekom AG’s real estate portfolio, and DeTeFleetServices GmbH, a full-service provider of fleet management and mobility services. Vivento, which is also part of Shared Services, is responsible for placing employees and creating employment opportunities. Shared Services primarily has activities in Germany. Real Estate Services also has operations in Hungary and in Slovakia offering facility management services. The main Shared Services subsidiaries include DeTe Immobilien, Deutsche Telekom Immobilien und Service GmbH, GMG Generalmietgesellschaft mbH, DFMG Deutsche Funkturm GmbH, PASM Power and Air Condition Solution Management GmbH & Co. KG, DeTeFleet Services GmbH, and Vivento Customer Services GmbH. Since the beginning of the 2007 financial year, the Group Headquarters & Shared Services segment has also included the shared services and headquarters functions of Magyar Telekom. Deutsche Telekom reported these functions as part of the Broadband/Fixed Network operating segment until the end of 2006.

The reconciliation summarizes the elimination of links between segments.

The measurement principles for Deutsche Telekom’s segment reporting structure are based on the IFRS principles adopted in the consolidated financial statements. Deutsche Telekom evaluates the segments’ performance based on their profit/loss from operations (EBIT), among other factors. Revenue generated and goods and services exchanged between segments are calculated on the basis of market prices.

Segment assets and liabilities include all assets and liabilities that are attributable to operations and whose positive or negative results determine profit/loss from operations (EBIT). Segment assets include in particular intangible assets; property, plant and equipment; trade and other receivables; and inventories. Segment liabilities include in particular trade and other payables, and significant provisions. Segment investments include additions to intangible assets and property, plant and equipment.

Where entities accounted for using the equity method are directly allocable to a segment, their share of profit/loss after income taxes and their carrying amount is reported in this segment's accounts.

The Group's non-current assets and net revenue are shown by region. These are the regions in which Deutsche Telekom is active: Germany, Europe (excluding Germany), North America and Other countries. The Europe (excluding Germany) region covers the entire European Union (excluding Germany) and the other countries in Europe. The North America region comprises the United States and Canada. The "Other countries" region includes all countries that are not Germany or in Europe (excluding Germany) or North America. Non-current assets are allocated to the regions according to the location of the assets in question. Non-current assets encompass intangible assets; property, plant and equipment; investments accounted for using the equity method as well as other non-current assets. Net revenue is allocated according to the location of the respective customers' operations.

millions of €		Net revenue	Intersegment revenue	Total revenue	Profit (loss) from operations (EBIT)	Interest income	Interest expense	Share of profit (loss) of associates and joint ventures accounted for using the equity method	Income taxes
Mobile Communications Europe	2007	20,000	713	20,713	2,436	208	(495)	0	635
	2006[a]	17,700	755	18,455	2,746	168	(514)	77	13
	2005[a]	16,673	945	17,618	1,487	164	(531)	131	(554)
Mobile Communications USA	2007	14,050	25	14,075	2,017	99	(457)	6	(518)
	2006[a]	13,608	20	13,628	1,756	68	(408)	3	651
	2005[a]	11,858	29	11,887	1,519	14	(271)	2	2,035
Broadband/ Fixed Network	2007	19,072	3,618	22,690	3,250	522	(62)	46	(84)
	2006[b]	20,366	4,149	24,515	3,356	256	(41)	31	(241)
	2005[b]	21,447	4,395	25,842	5,264	407	(47)	54	(175)
Business Customers	2007	8,971	3,016	11,987	(323)	91	(99)	0	(47)
	2006[b]	9,301	3,568	12,869	(835)	61	(99)	(86)	(50)
	2005[b]	9,328	3,817	13,145	458	45	(107)	3	(28)
Group Headquarters & Shared Services	2007	423	3,445	3,868	(1,973)	1,015	(3,309)	2	(1,361)
	2006[b]	372	3,386	3,758	(2,138)	1,055	(3,043)	(2)	342
	2005[b]	298	3,279	3,577	(1,010)	1,033	(3,064)	(1)	(1,474)
Total	**2007**	**62,516**	**10,817**	**73,333**	**5,407**	**1,935**	**(4,422)**	**54**	**(1,375)**
	2006	**61,347**	**11,878**	**73,225**	**4,885**	**1,608**	**(4,105)**	**23**	**715**
	2005	**59,604**	**12,465**	**72,069**	**7,718**	**1,663**	**(4,020)**	**189**	**(196)**
Reconciliation	2007	–	(10,817)	(10,817)	(121)	(1,674)	1,647	0	1
	2006	–	(11,878)	(11,878)	402	(1,311)	1,268	1	255
	2005	–	(12,465)	(12,465)	(96)	(1,265)	1,221	25	(2)
Group	2007	62,516	–	62,516	5,286	261	(2,775)	54	(1,374)
	2006	61,347	–	61,347	5,287	297	(2,837)	24	970
	2005	59,604	–	59,604	7,622	398	(2,799)	214	(198)

[a] In contrast to the previous presentation of the three strategic business areas Mobile Communications, Broadband/Fixed Network and Business Customers together with Group Headquarters & Shared Services, reporting as of December 31, 2007 is structured in five operating segments for the first time: Mobile Communications Europe, Mobile Communications USA, Broadband/Fixed Network, Business Customers, and Group Headquarters & Shared Services.
[b] Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the Business Customers and Group Headquarters & Shared Services segments. In previous periods these results were only reported under the Broadband/Fixed Network segment. Prior-year figures have been adjusted accordingly.

Consolidated financial statements
Notes

170 | 171

		Segment assets millions of €	Segment liabilities millions of €	Segment investments millions of €	Investments accounted for using the equity method millions of €	Depreciation and amortization millions of €	Impairment losses millions of €	Employees (average)
Mobile Communications Europe	2007	35,151	5,263	2,249	0	(3,903)	(338)	30,802
	2006[a]	36,950	5,187	3,231	0	(3,342)	(25)	25,345
	2005[a]	31,945	4,493	1,807	1,595	(3,004)	(1,921)	24,536
Mobile Communications USA	2007	30,146	3,441	2,203	10	(1,883)	(9)	31,655
	2006[a]	33,162	3,070	5,200	6	(1,958)	(33)	28,779
	2005[a]	33,066	3,092	4,481	4	(1,741)	(30)	24,943
Broadband/ Fixed Network	2007	25,668	7,235	3,176	86	(3,605)	(70)	97,690
	2006[b]	26,913	8,106	3,251	157	(3,744)	(95)	107,006
	2005[b]	27,374	7,069	3,389	97	(3,974)	(8)	110,611
Business Customers	2007	9,352	4,699	987	9	(882)	(25)	56,566
	2006[b]	9,333	4,869	1,223	23	(939)	(7)	56,595
	2005[b]	8,893	4,010	986	18	(894)	(11)	52,591
Group Headquarters & Shared Services	2007	11,946	8,536	565	4	(708)	(259)	27,023
	2006[b]	11,882	7,608	594	2	(710)	(237)	30,755
	2005[b]	11,376	5,563	619	3	(739)	(233)	31,345
Total	**2007**	**112,263**	**29,174**	**9,180**	**109**	**(10,981)**	**(701)**	**243,736**
	2006	**118,240**	**28,840**	**13,499**	**188**	**(10,693)**	**(397)**	**248,480**
	2005	**112,654**	**24,227**	**11,282**	**1,717**	**(10,352)**	**(2,203)**	**244,026**
Reconciliation	2007	(3,201)	(3,619)	(103)	0	48	23	-
	2006	(2,963)	(3,142)	(84)	1	69	(13)	-
	2005	(1,743)	(866)	(182)	108	61	(3)	-
Group	2007	109,062	25,555	9,077	109	(10,933)	(678)	243,736
	2006	115,277	25,698	13,415	189	(10,624)	(410)	248,480
	2005	110,911	23,361	11,100	1,825	(10,291)	(2,206)	244,026

[a] In contrast to the previous presentation of the three strategic business areas Mobile Communications, Broadband/Fixed Network and Business Customers together with Group Headquarters & Shared Services, reporting as of December 31, 2007 is structured in five operating segments for the first time: Mobile Communications Europe, Mobile Communications USA, Broadband/Fixed Network, Business Customers, and Group Headquarters & Shared Services.

[b] Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the Business Customers and Group Headquarters & Shared Services segments. In previous periods these results were only reported under the Broadband/Fixed Network segment. Prior-year figures have been adjusted accordingly.

millions of €		Net cash from (used in) operating activities	Net cash from (used in) investing activities	Of which: cash capex[c]	Net cash from (used in) financing activities
Mobile Communications Europe	2007	6,494	(3,537)	(1,938)	447
	2006[a]	4,882	(3,166)	(1,950)	(3,049)
	2005[a]	5,271	(667)	(1,717)	(3,120)
Mobile Communications USA	2007	3,622	(2,714)	(1,958)	(831)
	2006[a]	3,388	(5,291)	(5,297)	1,904
	2005[a]	2,846	(3,869)	(3,886)	(837)
Broadband/ Fixed Network	2007	6,673	909	(2,805)	(2,895)
	2006[b]	8,812	(2,575)	(3,250)	(4,802)
	2005[b]	9,391	(2,201)	(2,432)	(6,022)
Business Customers	2007	553	(854)	(921)	1,191
	2006[b]	816	(1,523)	(795)	475
	2005[b]	1,575	(1,034)	(795)	(872)
Group Headquarters & Shared Services	2007	854	(3,766)	(471)	(6,933)
	2006[b]	3,208	(3,952)	(508)	(1,866)
	2005[b]	4,213	(1,246)	(475)	(6,774)
Total	**2007**	**18,196**	**(9,962)**	**(8,093)**	**(9,021)**
	2006	**21,106**	**(16,507)**	**(11,800)**	**(7,338)**
	2005	**23,296**	**(9,017)**	**(9,305)**	**(17,625)**
Reconciliation	2007	(4,482)	1,908	78	2,896
	2006	(6,884)	2,202	(6)	5,277
	2005	(8,238)	(1,101)	36	9,586
Group	2007	13,714	(8,054)	(8,015)	(6,125)
	2006	14,222	(14,305)	(11,806)	(2,061)
	2005	15,058	(10,118)	(9,269)	(8,039)

[a] In contrast to the previous presentation of the three strategic business areas Mobile Communications, Broadband/Fixed Network and Business Customers together with Group Headquarters & Shared Services, reporting as of December 31, 2007 is structured in five operating segments for the first time: Mobile Communications Europe, Mobile Communications USA, Broadband/Fixed Network, Business Customers, and Group Headquarters & Shared Services.
[b] Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the Business Customers and Group Headquarters & Shared Services segments. In previous periods these results were only reported under the Broadband/Fixed Network segment. Prior-year figures have been adjusted accordingly.
[c] Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment, as shown in the cash flow statement.

Reconciliation of the total of the segments' profit or loss to profit after income taxes.

millions of €	2007	2006	2005
Total profit (loss) of reportable segments	**5,407**	**4,885**	**7,718**
Reconciliation to the Group	(121)	402	(96)
Profit from operations (EBIT) of the Group	**5,286**	**5,287**	**7,622**
Loss from financial activities	(2,834)	(2,683)	(1,403)
Income taxes	(1,374)	970	(198)
Profit after income taxes	**1,078**	**3,574**	**6,021**

Consolidated financial statements
Notes

172 | 173

Reconciliation of segment assets and segment liabilities.

millions of €	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Total assets of reportable segments	**112,263**	**118,240**	**112,654**
Reconciliation to the Group	(3,201)	(2,963)	(1,743)
Segment assets of the Group	**109,062**	**115,277**	**110,911**
Cash and cash equivalents	2,200	2,765	4,975
Current recoverable income taxes	222	643	613
Other current financial assets (excluding receivables from suppliers)	1,862	1,677	1,225
Investments accounted for using the equity method	109	189	1,825
Other non-current financial assets (excluding receivables from suppliers)	599	657	779
Deferred tax assets	6,610	8,952	8,140
Assets in accordance with the consolidated balance sheet	**120,664**	**130,160**	**128,468**
Total liabilities of reportable segments	**29,174**	**28,840**	**24,227**
Reconciliation to the Group	(3,619)	(3,142)	(866)
Segment liabilities of the Group	**25,555**	**25,698**	**23,361**
Current financial liabilities (excluding liabilities to customers)	8,930	7,374	10,139
Income tax liabilities	437	536	1,358
Non-current financial liabilities	33,831	38,799	36,347
Deferred tax liabilities	6,676	8,083	8,331
Other liabilities	–	–	333
Liabilities in accordance with the consolidated balance sheet	**75,429**	**80,490**	**79,869**

Information by geographic area.

millions of €	Non-current assets			Net revenue		
	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005	2007	2006	2005
Germany	44,808	47,449	48,661	30,694	32,460	34,183
International	52,702	57,151	54,220	31,822	28,887	25,421
Of which:						
Europe (excluding Germany)	25,238	26,786	23,568	17,264	14,823	13,272
North America	27,407	30,344	30,628	14,159	13,700	11,858
Other countries	57	21	24	399	364	291
Group	**97,510**	**104,600**	**102,881**	**62,516**	**61,347**	**59,604**

40 Contingencies and other financial obligations.

Contingencies.

millions of €	Dec. 31, 2007	Dec. 31, 2006
Contingent liabilities relating to lawsuits and other proceedings	350	178
Other contingent liabilities	25	6
	375	**184**

Contingent liabilities relating to lawsuits and other proceedings include liabilities that on the basis of the information and estimates available, do not fulfill the requirements for recognition as liabilities in the balance sheet. Deutsche Telekom is involved in a number of court and arbitration proceedings in connection with its regular business activities. Litigation provisions include legal counsel services and any probable losses. Deutsche Telekom does not believe that any additional costs arising from legal counsel services or the results of proceedings will have a material adverse effect on the results of operations and financial position of the Group.

Other financial obligations.

millions of €	Dec. 31, 2007	Dec. 31, 2006
Obligations arising from non-cancelable operating leases (including rental agreements and leases)	20,276	20,247
Present value of payments to special pension fund	7,267	8,300
Purchase commitments and similar obligations	4,452	3,501
Purchase commitments for interests in other companies	1,815	94
Miscellaneous other obligations	356	125
	34,166	**32,267**

At December 31, 2007 the obligations arising from non-cancelable operating leases (including rental agreements and leases) remained stable year-on-year. While the lease obligations especially at T-Mobile USA increased due to the expansion of telecommunications networks, exchange rate effects in particular from the translation of U.S. dollars had an offsetting effect.

The present value of payments to be made by Deutsche Telekom to the special pension fund or its successors pursuant to the provisions of the Posts and Telecommunications Reorganization Act amounted to EUR 7.3 billion at December 31, 2007 (please refer to Note 29).

The increase in purchase commitments is mainly a result of higher obligations for the acquisition of property, plant and equipment, and similar obligations. These are largely related to network expansion at T-Mobile UK and T-Mobile USA and network infrastructure services in the Broadband/Fixed Network operating segment.

The rise in purchase commitments for interests in other companies is mainly attributable to T-Mobile USA, which is expected to acquire the regional mobile communications provider SunCom Wireless Holdings, Inc. in the first half of 2008. The total value of the transaction is approximately EUR 1.6 billion.

41 Disclosures on leases.

Deutsche Telekom as lessee.

Finance leases. When a lease transfers substantially all risks and rewards to Deutsche Telekom, Deutsche Telekom initially recognizes the leased assets in the balance sheet at the lower of fair value or present value of the future minimum lease payments. Most of the leased assets carried in the balance sheet as part of a finance lease relate to long-term rental and lease agreements for office buildings with a typical lease term of up to 25 years. The agreements include extension and purchase options. The following table shows the net carrying amounts of leased assets capitalized in connection with a finance lease as of the balance sheet date:

millions of €	Dec. 31, 2007	Of which: sale and leaseback transactions	Dec. 31, 2006	Of which: sale and leaseback transactions
Land and buildings	1,207	692	1,283	740
Technical equipment and machinery	102	–	171	–
Other	35	2	42	21
Net carrying amounts of leased assets capitalized	**1,344**	**694**	**1,496**	**761**

Consolidated financial statements
Notes

174 | 175

At the commencement of the lease term, Deutsche Telekom recognizes a lease liability equal to the carrying amount of the leased asset. In subsequent periods, the liability decreases by the amount of lease payments made to the lessors using the effective interest method. The interest component of the lease payments is recognized in the income statement.

The following table provides a breakdown of these amounts:

millions of €	Minimum lease payments		Interest component		Present values	
	Total	Of which: sale and leaseback	Total	Of which: sale and leaseback	Total	Of which: sale and leaseback
December 31, 2007						
Maturity						
Within 1 year	275	117	121	71	154	46
In 1 to 3 years	431	206	229	131	202	75
In 3 to 5 years	372	209	196	119	176	90
After 5 years	1,765	1,069	661	436	1,104	633
	2,843	**1,601**	**1,207**	**757**	**1,636**	**844**
December 31, 2006						
Maturity						
Within 1 year	337	119	131	74	206	45
In 1 to 3 years	452	221	235	137	217	84
In 3 to 5 years	376	208	212	125	164	83
After 5 years	1,959	1,173	763	494	1,196	679
	3,124	**1,721**	**1,341**	**830**	**1,783**	**891**

Operating leases. Beneficial ownership of a lease is attributed to the lessor if this is the party to which all the substantial risks and rewards incidental to ownership of the asset are transferred. The lessor recognizes the leased asset in their balance sheet. Deutsche Telekom recognizes the lease payments made during the term of the operating lease in profit or loss. Deutsche Telekom's obligations arising from non-cancelable operating leases are mainly related to long-term rental or lease agreements for network infrastructure, radio towers and real estate. Some leases include extension options and provide for stepped rents. The operating lease expenses recognized in profit or loss amounted to EUR 1.8 billion as of the end of 2007 (2006: EUR 1.6 billion; 2005: EUR 1.6 billion).

The following table provides a breakdown of future obligations arising from operating leases:

millions of €	Dec. 31, 2007	Dec. 31, 2006
Maturity		
Within 1 year	2,285	2,158
In 1 to 3 years	3,702	3,643
In 3 to 5 years	2,729	2,695
After 5 years	11,560	11,751
	20,276	**20,247**

For further details, please refer to Note 40.

Deutsche Telekom as lessor.

Finance leases. Deutsche Telekom acts as lessor in connection with finance leases. Essentially, these relate to the leasing of routers which Deutsche Telekom provides to its customers for data and telephone network solutions. Deutsche Telekom recognizes a receivable in the amount of the net investment in the lease. Lease income is classified into repayments of the lease receivable and finance income. The lease receivable is reduced using the effective interest method and the carrying amount is adjusted accordingly. The amount of the net investment in a finance lease is determined as shown in the following table:

millions of €	Dec. 31, 2007	Dec. 31, 2006
Minimum lease payments	321	308
Unguaranteed residual value	–	–
Gross investment	321	308
Unearned finance income	(51)	(27)
Net investment (present value of the minimum lease payments)	**270**	**281**

The gross investment amount and the present value of payable minimum lease payments are shown in the following table:

millions of €	Dec. 31, 2007		Dec. 31, 2006	
	Gross investment	Present value of minimum lease payments	Gross investment	Present value of minimum lease payments
Maturity				
Within 1 year	113	95	114	102
In 1 to 3 years	124	104	135	124
In 3 to 5 years	42	33	32	29
After 5 years	42	38	27	26
	321	**270**	**308**	**281**

Operating leases. Deutsche Telekom acts as a lessor in connection with operating leases and continues to recognize the leased assets in its balance sheet. The lease payments received are recognized in profit or loss. The leases mainly relate to the rental of building space and radio towers and have an average term of ten years.

The future minimum lease payments arising from non-cancelable operating leases are shown in the following table:

millions of €	Dec. 31, 2007	Dec. 31, 2006
Maturity		
Within 1 year	229	161
In 1 to 3 years	185	202
In 3 to 5 years	120	135
After 5 years	312	340
	846	**838**

Agreements that are not leases in substance. In 2002, T-Mobile Deutschland GmbH concluded so-called lease-in/lease-out agreements (QTE lease agreements) for substantial parts of its GSM mobile communications network (amounting to USD 0.8 billion). These agreements were concluded with a total of seven U.S. trusts, each backed by U.S. investors. Under the terms of the principal lease agreements, T-Mobile is obliged to grant the respective U.S. trust unhindered use of the leased objects for a period of 30 years. After expiry of the principal lease agreements, the U.S. trusts have the right to acquire the network components for a purchase price of USD 1.00 each. In return, T-Mobile has leased the network components back for 16 years by means of sub-lease agreements. After around 13 years, T-Mobile has the option of acquiring the rights of the respective U.S. trust arising from the principal lease agreements (call option). Upon exercise of this call option, all the rights of the U.S. trust in question to the leased objects arising from the principal lease agreement are transferred to T-Mobile Deutschland. In this case, T-Mobile would be both parties to the principal lease agreement, meaning that this agreement would expire as a result of a confusion of rights.

Consolidated financial statements
Notes

176 | 177

42 Stock-based compensation plans.

Stock option plans. The following table provides an overview of all existing stock option plans (SOP) of Deutsche Telekom AG, T-Online International AG (prior to merger), T-Mobile USA and Magyar Telekom:

Entity	Plan	Year of issuance	Stock options granted (thousands)	Vesting period (years)	Contractual term (years)	Weighted exercise price	Share price at grant date	Maximum price for SARs	Comments	Classi-fication/ accounting treatment
Deutsche Telekom AG	SOP 2001	2001	8,221	2 - 3	10	€ 30.00	€ 19.10			Equity-settled
		2002	3,928	2 - 3	10	€ 12.36	€ 10.30			Equity-settled
	SARs	2001	165	2 - 3	10	€ 30.00	€ 19.10	€ 50.00		Cash-settled
		2002	3	2 - 3	10	€ 12.36	€ 10.30	€ 20.60		Cash-settled
T-Online International AG	SOP 2001	2001	2,369	2 - 3	10	€ 10.35	€ 8.28			Cash-settled
		2002	2,067	2 - 6	10	€ 10.26	€ 8.21			Cash-settled
T-Mobile USA	Acquired SOPs	2001	24,278	up to 4	max. 10	USD 15.36				Equity-settled
		2002	5,964	up to 4	max. 10	USD 13.35				Equity-settled
		2003	1,715	up to 4	max. 10	USD 12.86				Equity-settled
	Powertel	2001	5,323	up to 4	max. 10	USD 20.04				Equity-settled
	T-Mobile USA/ Powertel	2004	230	up to 4	max. 10	USD 19.64			Plans merged	Equity-settled
Magyar Telekom	SOP 2002	2002	3,964	1 - 3	5	HUF 933 or HUF 950	HUF 833			Equity-settled

During the 2007 exercise period, the average share price of Deutsche Telekom AG shares (T-Shares) was EUR 13.65 and the average share price of Magyar Telekom shares was HUF 961.12.

Supplemental information on the stock option plans.
Deutsche Telekom AG. In May 2001, the shareholders' meeting approved the introduction of the 2001 Stock Option Plan, resulting in the granting of stock options in August 2001 and July 2002. Furthermore, in 2001 and 2002, Deutsche Telekom also granted stock appreciation rights (SARs) to employees in countries where it was not legally possible to issue stock options.

For the 2001 Stock Option Plan, the shareholders' meeting in May 2001 resolved to increase the share capital of Deutsche Telekom AG by EUR 307,200,000 by issuing up to 120,000,000 new no par value registered shares. This contingent capital increase was exclusively for the purpose of allowing up to 120,000,000 stock options to be issued to members of the Board of Management and other executives and specialists of the Company and its subsidiaries as part of the Deutsche Telekom 2001 Stock Option Plan.

50 percent of the options granted to each beneficiary may only be exercised following the end of a vesting period of two years, starting from the day on which the options are granted. The remaining 50 percent of the options granted to each beneficiary may be exercised at the earliest following the end of a vesting period of three years, starting from the day on which the options are granted. All options are vested. The options may not legally be sold, transferred, pledged, or otherwise disposed of except in the event of death, in which case the options are transferred to the beneficiary's heirs.

The exercise price payable upon exercise of the options granted serves as the performance target. The exercise price per share is 120 percent of the reference price, which corresponds to the higher of the non-weighted average closing prices of Deutsche Telekom shares in Xetra trading at the Frankfurt Stock Exchange (Deutsche Börse AG; or a successor system to the Xetra system) over the last 30 trading days before the grant date of the options and the closing price of Deutsche Telekom shares on the grant date of the options.

Deutsche Telekom AG reserved the right, at its election, to settle the options through the payment of a cash amount instead of issuing new shares. The exercise of an SAR cancels the related option, and the exercise of an option cancels the related SAR. As of December 31, 2007, no resolution on conversion had been passed to this effect.

On August 13, 2001, Deutsche Telekom granted 8,220,803 options for the purchase of 8,220,803 shares at an exercise price of EUR 30.00 (based on a reference price of EUR 25.00) to the beneficiaries of the stock option plan on the basis of a resolution adopted by the shareholders' meeting in May 2001. The Xetra closing price of Deutsche Telekom's common stock quoted at the Frankfurt Stock Exchange on the grant date was EUR 19.10 per share. The term of the options runs until August 12, 2011.

In the 2002 financial year, Deutsche Telekom granted additional stock options to certain employees. On July 15, 2002, Deutsche Telekom granted a further 3,927,845 options for the purchase of 3,927,845 shares at an exercise price of EUR 12.36 to the beneficiaries of the stock option plan on the basis of a resolution adopted by the shareholders' meeting in May 2001. The Xetra closing price of Deutsche Telekom's common stock quoted at the Frankfurt Stock Exchange on the grant date, based upon which the exercise price was calculated, was EUR 10.30 per share. The term of the options runs until July 14, 2012.

At the time they were granted, the options of the 2001 and 2002 tranches of the stock option plan had a fair value of EUR 4.87 and EUR 3.79, respectively.

The 2004 shareholders' meeting rescinded the authorization of the Board of Management and the Supervisory Board to issue additional options for the 2001 Stock Option Plan, and partially canceled the contingent capital.

In 2001 and 2002 Deutsche Telekom continued to grant 167,920 stock appreciation rights to employees in countries where it was legally not possible to issue stock options. 7,020 stock appreciation rights were forfeited in the reporting year and 141,620 stock appreciation rights were still outstanding at December 31, 2007.

No new stock option plans have been set up since 2003.

The table below shows the changes in outstanding options issued by Deutsche Telekom AG:

Deutsche Telekom AG	SOP 2001		SARs	
	Stock options (thousands)	Weighted average exercise price (€)	SARs (thousands)	Weighted average exercise price (€)
Stock options outstanding at January 1, 2007	**10,790**	**24.62**	**149**	**29.78**
Of which: exercisable	10,790	24.62	149	29.78
Granted	0	–	0	–
Exercised	179	12.36	0	–
Forfeited	865	28.83	7	30.00
Stock options outstanding at December 31, 2007	**9,746**	**24.47**	**142**	**29.76**
Of which: exercisable	9,746	24.47	142	29.76
Supplemental information for 2007				
Remaining contractual life of options outstanding at end of period (years, weighted)	3.9		3.6	
Expected remaining life of options outstanding at end of period (years, weighted)	3.9		3.6

Consolidated financial statements
Notes

178 | 179

The characteristics of the options outstanding and exercisable as of the reporting date (December 31, 2007) are as follows:

Deutsche Telekom AG

	Options outstanding as of Dec. 31, 2007			Options exercisable as of Dec. 31, 2007	
Range of exercise prices (€)	Number (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price (€)	Number (thousands)	Weighted average exercise price (€)
10 – 20	3,054	4.5	12.36	3,054	12.36
21 – 40	6,692	3.6	30.00	6,692	30.00
10 – 40	**9,746**	**3.9**	**24.47**	**9,746**	**24.47**

T-Online International AG (prior to merger). In May 2001, the shareholders' meeting approved the introduction of the 2001 Stock Option Plan, resulting in the granting of stock options in August 2001 and July 2002. The shareholders' meeting on May 30, 2001 contingently increased the share capital of T-Online International AG by EUR 51,000,000 for the 2001 Stock Option Plan and authorized the Supervisory Board to issue preemptive rights to the members of the Board of Management of T-Online International AG. It also authorized the Board of Management to issue preemptive rights to managers below the Board of Management. These included directors, senior managers, selected specialists at T-Online International AG, and members of the board of management, members of the management and other directors, senior managers, and selected specialists at Group entities within and outside Germany in which T-Online International AG directly or indirectly held a majority shareholding.

The stock option plan was structured as a premium-priced plan with the exercise price serving as a performance target. The exercise price per share was 125 percent of the reference price. The reference price corresponded to the non-weighted average closing price of T-Online shares in Xetra trading at the Frankfurt Stock Exchange (Deutsche Börse AG; or a successor system to the Xetra system) over the last 30 trading days before the day on which the options are granted.

The exercise rules specified that 50 percent of the options granted were only exercisable after a vesting period of two years – calculated from the grant date of the options. The remaining 50 percent of the options granted to each beneficiary could be exercised at the earliest following the end of a vesting period of three years, starting from the day on which the options were granted. The options had a life of ten years from the date on which they are granted. All options had been vested. The options may not legally be sold, transferred, pledged, or otherwise disposed of except in the event of death, in which case the options are transferred to the beneficiary's heirs.

Preemptive rights were issued in annual tranches for the years 2001 and 2002. On August 13, 2001, 2,369,655 options were granted in the first tranche on the basis of a resolution adopted by the shareholders' meeting in May 2001 at an exercise price of EUR 10.35. The options are forfeited without replacement or compensation on August 12, 2011 at the latest. A further 2,067,460 options were granted in the second tranche on July 15, 2002 at an exercise price of EUR 10.26. The options granted in the second tranche are forfeited without replacement or compensation on July 14, 2012 at the latest.

The 2004 shareholders' meeting rescinded the authorization of the Board of Management and the Supervisory Board to issue additional options for the 2001 Stock Option Plan, and partially canceled the contingent capital II.

The merger of T-Online International AG into Deutsche Telekom AG became effective upon entry in the commercial register on June 6, 2006. Under the merger agreement, as of this date Deutsche Telekom AG granted rights equivalent to the stock options awarded by T-Online International AG. The Board of Management of Deutsche Telekom AG has made use of the possibility of a future cash compensation provided for under the merger agreement and the option terms and conditions.

The table below shows the changes in outstanding options issued by T-Online International AG:

T-Online International AG (prior to merger)	SOP 2001	
	Stock options (thousands)	Weighted average exercise price (€)
Stock options outstanding at January 1, 2007	**3,392**	**10.30**
Of which: exercisable	3,374	10.30
Granted	0	-
Exercised	0	-
Forfeited	307	10.32
Stock options outstanding at December 31, 2007	**3,085**	**10.30**
Of which: exercisable	3,067	10.30

T-Mobile USA. Before its acquisition on May 31, 2001, T-Mobile USA (formerly VoiceStream) had granted stock options to its employees under the 1999 Management Incentive Stock Option Plan (MISOP). On May 31, 2001, all unvested, outstanding options of T-Mobile USA employees were converted from T-Mobile USA options into Deutsche Telekom options at a conversion rate of 3.7647 per option. The Deutsche Telekom shares linked to these options are administered in a trust deposit account that has been established for the benefit of holders of T-Mobile USA stock options. The exercise price for each Deutsche Telekom ordinary share corresponds to the applicable exercise price per T-Mobile USA ordinary share divided by 3.7647.

The MISOP provides for the issue of up to 8 million Deutsche Telekom ordinary shares, either as non-qualified stock options or as incentive stock options, plus the number of ordinary shares deliverable upon the exercise of the T-Mobile USA rollover options in accordance with the Agreement and Plan of Merger between Deutsche Telekom and T-Mobile USA. The vesting period and option terms relating to the option plan are determined by the MISOP administrator. The options typically vest for a period of four years and have a term of up to ten years.

Before its acquisition on May 31, 2001, Powertel had granted stock options to its employees. On May 31, 2001, as a consequence of the acquisition, all outstanding Powertel options were converted into Deutsche Telekom options at a conversion rate of 2.6353. The Deutsche Telekom AG shares linked to these options are administered in a trust deposit account established for the benefit of holders of Powertel stock options. The exercise price for each Deutsche Telekom ordinary share corresponds to the applicable exercise price per Powertel ordinary share divided by 2.6353. No further options were granted under any other Powertel stock option plans. The plan was combined with the T-Mobile USA plan on January 1, 2004. At December 31, 2007, 7,079,479 shares were available for outstanding options of the converted stock option plans of T-Mobile USA.

The table below shows the changes in outstanding options issued by T-Mobile USA:

T-Mobile USA	Stock options (thousands)	Weighted average exercise price (USD)
Stock options outstanding at January 1, 2007	**10,234**	**20.39**
Of which: exercisable	10,073	20.50
Granted	0	-
Exercised	2,237	10.29
Forfeited	918	26.81
Expired	0	-
Stock options outstanding at December 31, 2007	**7,079**	**22.75**
Of which: exercisable	7,079	22.75
Supplemental information for 2007		
Remaining contractual life of options outstanding at end of period (years, weighted)	3.0	
Expected remaining life of options outstanding at end of period (years, weighted)	1.3

Consolidated financial statements
Notes

180 | 181

The characteristics of the options outstanding and exercisable as of the reporting date (December 31, 2007) are as follows:

T-Mobile USA

	Options outstanding as of Dec. 31, 2007			Options exercisable as of Dec. 31, 2007	
Range of exercise prices (USD)	Number (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price (USD)	Number (thousands)	Weighted average exercise price (USD)
0.02 – 3.79	70	1.9	2.51	70	2.51
3.80 – 7.59	186	2.7	4.84	186	4.84
7.60 – 11.39	169	1.6	8.87	169	8.87
11.40 – 15.19	1,452	4.2	13.31	1,452	13.31
15.20 – 18.99	24	1.7	17.19	24	17.19
19.00 – 22.79	8	1.8	19.73	8	19.73
22.80 – 26.59	2,536	3.2	23.26	2,536	23.26
26.60 – 30.39	1,761	2.4	29.51	1,761	29.51
30.40 – 34.19	780	2.4	31.03	780	31.03
34.20 – 38.00	93	2.1	37.07	93	37.07
0.02 – 38.00	**7,079**	**3.0**	**22.75**	**7,079**	**22.75**

Magyar Telekom.
2002 Stock Option Plan. On April 26, 2002, the shareholders' meeting of Magyar Telekom approved the introduction of a new management stock option plan.

In order to satisfy the exercise of options granted, the annual shareholders' meeting of Magyar Telekom authorized Magyar Telekom's Board of Directors to purchase 17 million "A" series registered ordinary shares, each with a nominal value of HUF 100, as treasury shares.

On July 1, 2002, Magyar Telekom granted 3,964,600 stock options to participants in its stock option plan implemented on the basis of a shareholders' resolution adopted in April 2002. The options of the first of three equal tranches were granted at an exercise price of HUF 933 (exercisable between July 1, 2003 and the forfeiture date of the options) and the options of the second and third tranches at an exercise price of HUF 950 (exercisable between July 1, 2004 or July 1, 2005 and the forfeiture date of the options). The closing price of Magyar Telekom common stock quoted on BET (Budapest Stock Exchange) on the grant date was HUF 833 per share. The options had a life of five years from the grant date, meaning that the options were forfeited without replacement or compensation on June 30, 2007. The options could not be sold, transferred, assigned, charged, pledged, or otherwise encumbered or disposed of to any third person.

No more stock options were issued from the Magyar Telekom stock option plan after those granted in 2002. The plan was ended prematurely in 2003.

This stock option plan expired on June 30, 2007.

The following table provides an overview of the development of Magyar Telekom stock options:

Magyar Telekom	SOP 2002	
	Stock options (thousands)	Weighted average exercise price (HUF)
Stock options outstanding at January 1, 2007	**1,307**	**944.00**
Of which: exercisable	1,307	944.00
Granted	0	–
Exercised	414	944.00
Forfeited	893	944.00
Stock options outstanding at June 30, 2007	**0**	**–**
Of which: exercisable	0	–
Supplemental information for 2007		
Remaining contractual life of options outstanding at end of period (years, weighted)	0.0	
Expected remaining life of options outstanding at end of period (years, weighted)	0.0

Mid-Term Incentive Plan (MTIP)/ Long-Term Incentive Plan (LTIP).

Mid-term incentive plans (MTIPs) exist at Deutsche Telekom AG (including the plans at the former T-Online International AG issued prior to the merger) T-Mobile USA, T-Mobile UK and Magyar Telekom to ensure competitive total compensation for members of the Board of Management, senior executives and other beneficiaries at the Deutsche Telekom Group.

Additionally, T-Mobile USA and PTC have established performance cash plan programs with long-term incentive plans (LTIPs).

Deutsche Telekom AG.

Mid-Term Incentive Plan 2004/2005/2006/2007. In the 2004 financial year, Deutsche Telekom introduced its first MTIP to ensure competitive total compensation for members of the Board of Management, senior executives of the Deutsche Telekom Group, and for other beneficiaries mainly in the United States and the United Kingdom. The MTIP is a global, Group-wide compensation instrument for Deutsche Telekom and other participating Group entities that promotes mid- and long-term value creation in the Group, and therefore combines the interests of management and shareholders.

The MTIP as a revolving plan launched annually for five years takes the form of a compensation component with long-term incentives. A decision will be made each year on whether to re-launch the plan, as well as on the specific terms of the plan, in particular the performance targets.

The ambitiousness and strategic relevance of the performance targets are reviewed and adjusted if necessary prior to each new rolling issue of the MTIP. The nature or thresholds of the performance targets cannot be changed once the plan has begun.

The MTIP is a cash-based plan pegged to two equally weighted, share-based performance parameters – one absolute and one relative. If both performance targets are achieved, then the total amount earmarked as an award to the beneficiaries by the respective employers is paid out; if one performance target is achieved, 50 percent of the amount is paid out, and if neither performance target is achieved, no payment is made.

At the end of the term of the individual plans, the General Committee of Deutsche Telekom AG’s Supervisory Board will establish whether the absolute and relative performance targets for the Board of Management have been achieved. Based on the findings of the Supervisory Board General Committee, the Board of Management will establish whether the target has been achieved for Deutsche Telekom AG and all participating companies as a whole and will communicate this decision. Once it has been established whether one or both targets have been achieved, the relevant amounts will be paid out to the beneficiaries.

The absolute performance target is achieved if, at the end of the individual plans, Deutsche Telekom’s share price has risen by at least 30 percent compared with its share price at the beginning of the plan. The benchmark for the assessment is the non-weighted average closing price of Deutsche Telekom shares in Xetra trading at the Frankfurt Stock Exchange (Deutsche Börse AG) during the last 20 trading days prior to the beginning and end of the plan.

The relative performance target is achieved if the total return of the Deutsche Telekom share has outperformed the Dow Jones EURO STOXX Total Return Index on a percentage basis during the term of the individual plan. The benchmark is the non-weighted average of Deutsche Telekom shares (based on the Xetra closing prices of Deutsche Telekom shares) plus the value of dividends paid and reinvested in Deutsche Telekom shares, bonus shares etc., and the non-weighted average of the Dow Jones EURO STOXX Total Return Index during the last 20 trading days prior to the beginning and end of the plan.

The annual reviews of performance targets referred to above have not brought about any changes. The aforementioned targets have therefore been applied to all plans issued to date.

The MTIPs 2004 through 2006 entered into force in the respective years. The plans have a term of three years each and maximum budgets of EUR 80 million, EUR 83 million, and EUR 85.5 million, respectively. The proportionate amount to be expensed and recognized as a provision is calculated based on the Monte Carlo model.

The starting price for the absolute performance target of the MTIP 2004 is EUR 14.08 per Deutsche Telekom share. Consequently, the absolute performance target is achieved if an average share price of at least EUR 18.30 is reached during the defined period before the end of the plan. For the MTIP 2005, the relevant starting price is EUR 16.43, and the absolute performance target EUR 21.36. For the MTIP 2006, the relevant starting price is EUR 14.00, and the absolute performance target EUR 18.20. The starting value of the index for the relative performance target is 317.95 points for the MTIP 2004, 358.99 points for the MTIP 2005, and 452.02 points for the MTIP 2006. The starting value of the total return of Deutsche Telekom shares corresponds to the share price prior to the beginning of the plan (EUR 14.08 for the MTIP 2004; EUR 16.43 for the MTIP 2005 and EUR 14.00 for the MTIP 2006).

The MTIP 2004 expired on December 31, 2006. Since the performance target was not met, no payments were made.

The MTIP 2007 became effective on January 1, 2007. The plan has a term of three years. The plan has a maximum budget of EUR 83.4 million.

The starting price for the absolute performance target of the MTIP 2007 is EUR 13.64 per Deutsche Telekom share. Consequently, the absolute performance target is achieved if an average share price of at least EUR 17.73 is reached during the defined period before the end of the plan.

The starting value of the index for the relative performance target of the MTIP 2007 is 551.91 points and the starting value of the total return of the Deutsche Telekom share is EUR 13.64.

T-Online International AG (prior to merger).

Mid-Term Incentive Plan 2004/2005/2006. T-Online’s MTIP was also based on the same terms and conditions as Deutsche Telekom AG’s MTIP, with the exception that performance was measured in terms of the development of T-Online’s shares and the TecDAX share index.

As a result of the merger and the consequent delisting of T-Online shares, it is no longer possible to measure the performance targets of the individual MTIPs. In this respect, these plans were adjusted in line with those of Deutsche Telekom AG.

T-Mobile USA.

Mid-Term Incentive Plan 2004/2005/2006. T-Mobile USA’s MTIP is based on the same terms and conditions as Deutsche Telekom AG’s MTIP.

Long-Term Incentive Plan 2004/2005/2006/2007. In addition to the MTIP, T-Mobile USA has established a performance cash plan as a Long-Term Incentive Plan (LTIP) on a revolving basis for the years 2004 through 2007, which is aimed at the top management from vice presidents upwards.

Additional customer growth and profit targets have been agreed for this group of persons under LTIP 2005. The LTIPs set up in 2006 and 2007 take into consideration customer growth and the development of the company’s performance, based on certain defined financial criteria.

T-Mobile UK.

Mid-Term Incentive Plan 2005/2006/2007. The MTIP set up by T-Mobile UK (T-Mobile UK Ltd./T-Mobile International UK Ltd.) is also based on the same terms and conditions as Deutsche Telekom AG’s MTIP. In addition to the two performance targets of Deutsche Telekom AG, however, these plans introduced a third target for a defined group of participants, which is based on the cash contribution (EBITDA less cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment). The third performance target can only become relevant after the two other performance targets have been met.

In 2006, T-Mobile UK (T-Mobile UK Ltd./T-Mobile International UK Ltd.) established a non-recurring incentive scheme (cash plan) with a term of two years (January 1, 2006 through December 31, 2007). This scheme is open to all members of staff employed with one of the aforementioned companies during the term of the plan. Upon achievement of certain targets (at the end of 2006 and 2007 respectively) for service revenue and EBITDA (at T-Mobile UK Ltd.) or total costs and EBITDA (at T-Mobile International UK Ltd.), amounts are paid into a bonus fund in accordance with a defined matrix. The bonus fund built up over the two years of the plan, 2006 and 2007, will be paid out to the employees after the end of the plan (December 31, 2007) in line with the defined allocation ratios (as a percentage of basic salary).

Magyar Telekom.

Mid-Term Incentive Plan 2005/2006/2007. Magyar Telekom’s MTIP is also based on the same terms and conditions as Deutsche Telekom AG’s MTIP, with the exception that performance is measured in terms of the development of Magyar Telekom’s shares and the Dow Jones EURO STOXX Total Return Index. In addition, the absolute performance target is achieved if, at the end of the individual plans, Magyar Telekom’s share price has risen by at least 35 percent compared with Magyar Telekom’s share price at the beginning of the plan.

Polska Telefonia Cyfrowa.

Long-Term Incentive Plan 2005/2006/2007. As of November 1, 2006, Deutsche Telekom included the Polish mobile services provider Polska Telefonia Cyfrowa Sp.z o.o. (PTC) in the consolidated financial statements for the first time.

PTC has established a performance cash plan program with long-term incentive plans (LTIPs). The program provides for additional pay in the form of deferred compensation under the terms and conditions of the LTIP and is aimed at employees whose performance is of outstanding significance for the company’s shareholder value. The LTIP is generally open to high-performers at specific management levels. Participants in the plans are selected individually by the management of PTC.

Each plan encompasses three consecutive cycles, each running from January 1 through December 31. Participants receive payments from the plan after three years, provided the defined EBITDA target has been achieved (EBITDA hurdle). In addition, a bonus is paid at the end of each cycle. The amount of the bonus is determined for each cycle individually and depends on the level of target achievement. The plans for 2006 through 2008 and 2007 through 2009 are currently running.

Impacts of all MTIPs and LTIPs. For LTIPs and MTIPs linked to the performance of the T-Share, an expense of EUR 79 million was recognized (2006: EUR 15 million; 2005: EUR 30 million). Provisions total EUR 99 million (2006: EUR 43 million).

43 Risk management, financial derivatives, and other disclosures on capital management.

Principles of risk management. Deutsche Telekom is exposed in particular to risks from movements in exchange rates, interest rates, and market prices that affect its assets, liabilities, and forecast transactions. Financial risk management aims to limit these market risks through ongoing operational and finance activities. Selected derivative and non-derivative hedging instruments are used for this purpose, depending on the risk assessment. However, Deutsche Telekom only hedges the risks that affect the Group’s cash flow. Derivatives are exclusively used as hedging instruments, i.e., not for trading or other speculative purposes. To reduce the credit risk, hedging transactions are generally only concluded with leading financial institutions whose credit rating is at least BBB+/Baa1. In addition, the credit risk of financial instruments with a positive fair value is minimized by way of limit management, which sets individualized relative and absolute figures for risk exposure depending on the counterparty’s rating.

The fundamentals of Deutsche Telekom’s financial policy are established each year by the Board of Management and overseen by the Supervisory Board. Group Treasury is responsible for implementing the finance policy and for ongoing risk management. Certain transactions require the prior approval of the Board of Management, which is also regularly briefed on the severity and amount of the current risk exposure.

Treasury regards effective management of the market risk as one of its main tasks. The department performs simulation calculations using different worst-case and market scenarios so that it can estimate the effects of different conditions on the market.

Currency risks. Deutsche Telekom is exposed to currency risks from its investing, financing, and operating activities. Risks from foreign currencies are hedged to the extent that they influence the Group’s cash flows. Foreign-currency risks that do not influence the Group’s cash flows (i.e., the risks resulting from the translation of statements of assets and liabilities of foreign operations into the Group’s reporting currency) are generally not hedged, however. Deutsche Telekom may nevertheless also hedge this foreign-currency risk under certain circumstances.

Foreign-currency risks in the area of investment result, for example, from the acquisition and disposal of investments in foreign companies. Deutsche Telekom hedges these risks. If the risk position exceeds EUR 100 million, the Board of Management must make a special decision on how the risk shall be hedged. If the risk position is below EUR 100 million, Group Treasury performs the currency hedging itself. At the reporting date, Deutsche Telekom was not exposed to any significant risks from foreign-currency transactions in the field of investments.

Foreign-currency risks in the financing area are caused by financial liabilities in foreign currency and loans in foreign currency that are extended to Group entities for financing purposes. Treasury hedges these risks in full. Cross-currency swaps and currency derivatives are used to convert financial obligations and intragroup loans denominated in foreign currencies into the Group entities’ functional currencies.

At the reporting date, the foreign-currency liabilities for which currency risks were hedged mainly consisted of bonds and medium-term notes in Japanese yen, sterling, and U.S. dollars. On account of these hedging activities, Deutsche Telekom was not exposed to any significant currency risks in the area of financing at the reporting date.

The individual Group entities predominantly execute their operating activities in their respective functional currencies. This is why the assessment of Deutsche Telekom’s exchange rate risk from ongoing operations is low. Some Group entities, however, are exposed to foreign-currency risks in connection with scheduled payments in currencies that are not their functional currency. These are mainly payments to international carriers for the processing of international calls placed by Deutsche Telekom’s customers in Germany, plus payments for the procurement of handsets and payments for international roaming. Deutsche Telekom uses currency derivatives or currency options to hedge these payments up to a maximum of one year in advance. On account of these hedging activities, Deutsche Telekom was not exposed to any significant exchange rate risks from its operating activities at the reporting date.

For the presentation of market risks, IFRS 7 requires sensitivity analyses that show the effects of hypothetical changes of relevant risk variables on profit or loss and shareholders’ equity. In addition to currency risks, Deutsche Telekom is exposed to interest rate risks and price risks in its investments. The periodic effects are determined by relating the hypothetical changes in the risk variables to the balance of financial instruments at the reporting date. It is assumed that the balance at the reporting date is representative for the year as a whole.

CONSOLIDATED FINANCIAL STATEMENTS

Notes

184 | 185

Currency risks as defined by IFRS 7 arise on account of financial instruments being denominated in a currency that is not the functional currency and being of a monetary nature; differences resulting from the translation of financial statements into the Group’s presentation currency are not taken into consideration. Relevant risk variables are generally all non-functional currencies in which Deutsche Telekom has financial instruments.

The currency sensitivity analysis is based on the following assumptions:

Major non-derivative monetary financial instruments (liquid assets, receivables, interest-bearing securities and/or debt instruments held, interest-bearing liabilities, finance lease liabilities, liabilities arising from ABS transactions, non-interest-bearing liabilities) are either directly denominated in the functional currency or are transferred to the functional currency through the use of derivatives. Exchange rate fluctuations therefore have no effects on profit or loss, or shareholders’ equity.

Non-interest-bearing securities or equity instruments held are of a non-monetary nature and therefore are not exposed to currency risk as defined by IFRS 7.

Interest income and interest expense from financial instruments are also either recorded directly in the functional currency or transferred to the functional currency by using derivatives. For this reason, there can be no effects on the variables considered in this connection.

In the case of fair value hedges designed for hedging currency risks, the changes in the fair values of the hedged item and the hedging instruments attributable to exchange rate movements balance out almost completely in the income statement in the same period. As a consequence, these financial instruments are not exposed to currency risks with an effect on profit or loss, or shareholders’ equity either.

Cross-currency swaps are always assigned to non-derivative hedged items, so these instruments also do not have any currency effects.

Deutsche Telekom is therefore only exposed to currency risks from specific currency derivatives. Some of these are currency derivatives that are part of an effective cash flow hedge for hedging payment fluctuations resulting from exchange rate movements in accordance with IAS 39. Exchange rate fluctuations of the currencies on which these transactions are based affect the hedging reserve in shareholders’ equity and the fair value of these hedging transactions. Others are currency derivatives that are neither part of one of the hedges defined in IAS 39 nor part of a natural hedge. These derivatives are used to hedge planned transactions. Exchange rate fluctuations of the currencies, on which such financial instruments are based, affect other financial income or expense (net gain/loss from remeasurement of financial assets to fair value).

If the euro had gained (lost) 10 percent against the U.S. dollar at December 31, 2007, the hedging reserve in shareholders’ equity and the fair value of the hedging transactions would have been EUR 82 million lower (higher) (December 31, 2006: EUR 125 million lower (higher)).

If the euro had gained (lost) 10 percent against all currencies at December 31, 2007, other financial income and the fair value of the hedging transactions would have been EUR 11 million lower (higher) (December 31, 2006: EUR 29 million higher (lower)). The hypothetical effect on profit or loss of EUR –11 million results from the currency sensitivities EUR/USD: EUR –13 million; EUR/HUF: EUR – 6 million; EUR/PLN: EUR + 6 million; EUR/SKK: EUR + 3 million; EUR/SGD: EUR –1 million.

Interest rate risks.

Deutsche Telekom is exposed to interest rate risks, mainly in the euro zone, in the United Kingdom, and in the United States of America. To minimize the effects of interest rate fluctuations in these regions, Deutsche Telekom manages the interest rate risk for net financial liabilities denominated in euros, sterling, and U.S. dollars separately. Once a year, the Board of Management stipulates the desired mix of fixed- and variable-interest net financial liabilities for a future period of three years. Taking account of the Group’s existing and planned debt structure, Treasury uses interest rate derivatives to adjust the interest structure for the net financial liabilities of the composition specified by the Board of Management.

Due to the derivative hedges, an average of 63 percent (2006: 66 percent) of the net financial liabilities in 2007 denominated in euros, 55 percent (2006: 60 percent) of those denominated in sterling, and 65 percent (2006: 61 percent) of those denominated in U.S. dollars had a fixed rate of interest. The average value is representative for the year as a whole.

Interest rate risks are presented by way of sensitivity analyses in accordance with IFRS 7. These show the effects of changes in market interest rates on interest payments, interest income and expense, other income components and, if appropriate, shareholders’ equity. The interest rate sensitivity analyses are based on the following assumptions:

Changes in the market interest rates of non-derivative financial instruments with fixed interest rates only affect income if these are measured at their fair value. As such, all financial instruments with fixed interest rates that are carried at amortized cost are not subject to interest rate risk as defined in IFRS 7.

In the case of fair value hedges designed for hedging interest rate risks, the changes in the fair values of the hedged item and the hedging instrument attributable to interest rate movements balance out almost completely in the income statement in the same period. As a consequence, these financial instruments are also not exposed to interest rate risk.

Changes in the market interest rate of financial instruments that were designated as hedging instruments in a cash flow hedge to hedge payment fluctuations resulting from interest rate movements affect the hedging reserve in shareholders’ equity and are therefore taken into consideration in the equity-related sensitivity calculations.

Changes in market interest rates affect the interest income or expense of non-derivative variable-interest financial instruments, the interest payments of which are not designated as hedged items of cash flow hedges against interest rate risks. As a consequence, they are included in the calculation of income-related sensitivities.

Changes in the market interest rate of interest rate derivatives (interest rate swaps, cross-currency swaps) that are not part of a hedging relationship as set out in IAS 39 affect other financial income or expense (net gain/loss from remeasurement of the financial assets to fair value) and are therefore taken into consideration in the income-related sensitivity calculations.

Currency derivatives are not exposed to interest rate risks and therefore do not affect the interest rate sensitivities.

If the market interest rates had been 100 basis points higher (lower) at December 31, 2007, profit or loss would have been EUR 170 million (December 31, 2006: EUR 254 million) lower (higher). The hypothetical effect of EUR –170 million on income results from the potential effects of EUR –113 million from interest rate derivatives and EUR – 57 million from non-derivative, variable-interest financial liabilities. If the market interest rates had been 100 basis points higher (lower) at December 31, 2007, shareholders’ equity would have been EUR 50 million (December 31, 2006: EUR 27 million) higher (lower).

Other price risks.

As part of the presentation of market risks, IFRS 7 also requires disclosures on how hypothetical changes in risk variables affect the price of financial instruments. Important risk variables are stock exchange prices or indexes.

As of December 31, 2007, Deutsche Telekom did not hold any material investments to be classified as available for sale.

Credit risks.

Deutsche Telekom is exposed to a credit risk from its operating activities and certain financing activities. With regard to financing activities, transactions are only concluded with counterparties that have at least a credit rating of BBB+/Baa1, in connection with an operational credit management system. At the level of operations, the outstanding debts are continuously monitored in each area, i.e., locally. Credit risks must be taken into account through individual and collective allowances.

The solvency of the business with key accounts, especially international carriers, is monitored separately. In terms of the overall risk exposure from the credit risk, however, the receivables from these counterparties are not so extensive as to justify extraordinary concentrations of risk.

The maximum exposure to credit risk is partly represented by the carrying amounts of the financial assets that are carried in the balance sheet, including derivatives with positive market values. Except for the collateral agreements mentioned in Note 24, no significant agreements reducing the maximum exposure to credit risk (such as contractual netting) had been concluded as of the reporting date. In addition, Deutsche Telekom is exposed to a credit risk through the granting of financial guarantees. Guarantees amounting to a nominal total of EUR 206 million had been pledged as of the reporting date (2006: EUR 216 million).

Liquidity risks.

Please refer to Note 25.

Hedge accounting.

Fair value hedges.

To hedge the fair value risk of fixed-interest liabilities, Deutsche Telekom used interest rate swaps and forward interest rate swaps (receive fixed, pay variable) denominated in EUR, GBP, and USD in the 2007 and 2006 financial years. Fixed-income bonds denominated in EUR, USD, and GBP were designated as hedged items. The changes in the fair values of the hedged items resulting from changes in the Euribor, USDLibor, or GBPLibor swap rate are offset against the changes in the value of the interest rate swaps. The aim of this hedging is to transform the fixed-income bonds into variable-interest debt, thus hedging the fair value of the financial liabilities. Credit risks are not part of the hedging.

Consolidated financial statements
Notes

186 | 187

The effectiveness of the hedging relationship is tested prospectively and retrospectively at each reporting date using statistical methods in the form of a regression analysis. This involves defining the performance of the hedged item as the independent variable and the performance of the hedging transaction as the dependent variable. A hedging relationship is classified as effective when $R^2 > 0.96$ and, depending on the actual realization of R^2, factor b has a value between – 0.85 and –1.17. All hedging relationships, with their effectiveness having been tested using statistical methods, were effective at the reporting date.

As the list of the fair values of derivatives shows (please refer to table under Derivatives), Deutsche Telekom had interest rate derivatives in a net amount of EUR + 82 million (2006: EUR –1 million) designated as fair value hedges at December 31, 2007. The remeasurement of the hedged items results in losses of EUR 115 million being recorded in other financial income in the 2007 financial year (2006: gains of EUR 124 million); the changes in the fair values of the hedging transactions result in gains of EUR 112 million (2006: losses of EUR 126 million) being recorded in other financial income.

Cash flow hedges – interest rate risks. Deutsche Telekom entered into payer interest rate swaps and forward payer interest rate swaps (receive variable, pay fixed) to hedge the cash flow risk of variable-interest debt. The changes in the cash flows of the hedged items resulting from changes in the Euribor and Libor rates are offset against the changes in the cash flows of the interest rate swaps. The aim of this hedging is to transform the variable-interest bonds into fixed-income debt, thus hedging the cash flows of the financial liabilities. Credit risks are not part of the hedging.

The following table shows the contractual maturities of the payments, i.e., when those hedged items newly incorporated into a hedging relationship in 2007 will be recognized in profit or loss:

Start	End	Nominal volume: millions of €	Reference rate
December 1, 2008	May 23, 2012	500	3-month Euribor
December 1, 2008	January 11, 2012	500	3-month Euribor
December 1, 2008	August 1, 2013	100	3-month Euribor

Start	End	Nominal volume: millions of USD	Reference rate
December 21, 2007	December 23, 2008	400	3-month USDLibor

The effectiveness of the hedging relationship is tested prospectively and retrospectively using statistical methods in the form of a regression analysis. This involves defining the performance of the hedged item as the independent variable and the performance of the hedging transaction as the dependent variable. The hedged item used is a hypothetical derivative in accordance with IAS 39.IG F.5.5. A hedging relationship is classified as effective when $R^2 > 0.96$ and, depending on the actual realization of R^2, factor b has a value between – 0.85 and –1.17. All hedging relationships of this nature were effective as of the reporting date.

As the list of the fair values of derivatives shows (please refer to table under Derivatives), Deutsche Telekom had interest rate derivatives in a net amount of EUR + 22 million (2006: EUR 13 million) designated as hedging instruments for cash flow hedges at December 31, 2007. The recognition directly in equity of the change in the fair value of the hedging transactions resulted in gains of EUR 21 million being recorded in the revaluation reserve in the 2007 financial year (2006: gains of EUR 13 million). Gains of EUR 7 million recognized in shareholders' equity were transferred to other financial income/expense in the 2007 financial year.

Cash flow hedges – currency risks. In the 2007 financial year, losses totaling EUR 140 million (2006: losses of EUR 66 million) resulting from the change in the fair values of currency derivatives were taken directly to equity (hedging reserve). These changes constitute the effective portion of the hedging relationship. Losses amounting to EUR 4 million recognized in shareholders' equity were transferred to other financial income/expense in the 2007 financial year (2006: gains of EUR 7 million). Deutsche Telekom expects that, within the next twelve months, gains recognized in equity (hedging reserve) in the amount of EUR 1 million will be transferred to the income statement when payments are made. There was no material ineffectiveness of these hedges recorded as of the balance sheet date.

As the list of the fair values of derivatives shows (please refer to table under Derivatives), Deutsche Telekom had currency forwards in the amount of EUR – 90 million (2006: EUR – 55 million netted) designated as hedging instruments for cash flow hedges at December 31, 2007.

Derivatives. The following table shows the fair values of the various derivatives carried. A distinction is made depending on whether these are part of an effective hedging relationship as set out in IAS 39 (fair value hedge, cash flow hedge) or not. Other derivatives can also be embedded (i.e., a component of a composite instrument that contains a non-derivative host contract).

millions of €	Net carrying amounts Dec. 31, 2007	Net carrying amounts Dec. 31, 2006
Assets		
Interest rate swaps		
– Held for trading	81	100
– In connection with fair value hedges	131	64
– In connection with cash flow hedges	24	13
Currency forwards/currency swaps		
– Held for trading	68	3
– In connection with cash flow hedges	0	3
Cross-currency swaps held for trading	128	176
Other derivatives in connection with cash flow hedges	25	0
Liabilities and shareholders' equity		
Interest rate swaps		
– Held for trading	81	154
– In connection with fair value hedges	49	65
– In connection with cash flow hedges	2	–
Currency forwards/currency swaps		
– Held for trading	51	20
– In connection with cash flow hedges	90	58
Cross-currency swaps held for trading	704	245
Embedded derivatives	25	20

Disclosures on capital management. The overriding aim of the Group's capital management is to ensure that it will continue to be able to repay its debt and remain financially sound.

An important indicator of capital management is the gearing ratio of net debt to shareholders' equity as shown in the consolidated balance sheet. Deutsche Telekom considers net debt to be an important measure for investors, analysts, and rating agencies. It is a non-GAAP figure not governed by International Financial Reporting Standards and its definition and calculation may vary from one company to another. The gearing remained constant year-on-year at 0.8 as of December 31, 2007. The target corridor for this indicator is between 0.8 and 1.2.

Calculation of net debt and shareholders' equity.

millions of €	Dec. 31, 2007	Dec. 31, 2006
Bonds	32,294	36,288
Liabilities to banks	4,260	2,348
Promissory notes	690	680
Liabilities from derivatives	977	562
Lease liabilities	2,139	2,293
Liabilities arising from ABS transactions	–	1,139
Other financial liabilities	502	377
Gross debt	**40,862**	**43,687**
Cash and cash equivalents	2,200	2,765
Available-for-sale/held-for-trading financial assets	75	122
Derivatives	433	359
Other financial assets	918	886
Net debt	**37,236**	**39,555**
Shareholders' equity in accordance with consolidated balance sheet	**45,235**	**49,670**

44 Related party disclosures.

The Federal Republic of Germany is both a direct and an indirect shareholder (via KfW Bankengruppe) and holds 31.70 percent (2006: 31.70 percent) of the share capital of Deutsche Telekom AG. The Federal Republic represents a solid majority at the shareholders' meeting despite its minority shareholding due to the average attendance at the latter. The Federal Republic of Germany has a significant influence on Deutsche Telekom AG, and is thus deemed to be a related party to Deutsche Telekom AG.

Federal Republic of Germany. The Federal Posts and Telecommunications Agency (Federal Agency) has been assigned certain tasks by law that affect cross-company issues at Deutsche Telekom AG, Deutsche Post AG, and Deutsche Postbank AG. The Federal Agency's responsibilities include the continuation of the Civil Service Health Insurance Fund (Postbeamtenkrankenkasse), the recreation service (Erholungswerk), the supplementary retirement pensions institution (Versorgungsanstalt der Deutschen Bundespost – VAP), and the welfare service (Betreuungswerk) for Deutsche Telekom AG, Deutsche Post AG, Deutsche Postbank AG, and the Federal Agency. The coordination and administrative tasks are performed on the basis of agency agreements. For the 2007 financial year, Deutsche Telekom made payments in the amount of EUR 52 million (2006: EUR 53 million; 2005: EUR 49 million).

CONSOLIDATED FINANCIAL STATEMENTS

Notes

188 | 189

Payments are made according to the provisions of the Posts and Telecommunications Reorganization Act (please refer to Note 29).

The Federal Republic of Germany is a customer of Deutsche Telekom who sources services from the Company. Charges for services provided to the Federal Republic and its departments and agencies are based on Deutsche Telekom’s commercial pricing policies. Services provided to any one department or agency do not represent a significant component of Deutsche Telekom’s net revenues.

The Company’s Dutch financing subsidiary, Deutsche Telekom International Finance, has taken out two loans for GBP 150 million each with KfW Bankengruppe. The loans were extended at the normal market rate of interest which is based on Deutsche Telekom AG’s current rating. The loans have remaining lives of up to one and up to two years, respectively.

Joint ventures and associates.

Deutsche Telekom has business relationships with numerous associates and joint ventures.

In 2007, Deutsche Telekom generated revenues from its joint venture Toll Collect amounting to EUR 0.1 billion (2006: EUR 0.1 billion; 2005: EUR 0.2 billion).

As of December 31, 2007, the total amount of trade receivables from related companies decreased year-on-year and is immaterial from Deutsche Telekom’s point view (2006: EUR 0.1 billion; 2005: EUR 0.2 billion). At the same date, trade payables due to related companies amounted to EUR 0.1 billion (2006: EUR 0.1 billion; 2005: EUR 0.1 billion).

Related individuals.

No major transactions took place between Deutsche Telekom and persons in key management positions, including close members of their families.

45 Compensation of the Board of Management and the Supervisory Board in accordance with § 314 HGB.

Compensation of the Board of Management.

The following information concerning the compensation of the Board of Management comprises notes required by law under the German Commercial Code (see § 314 HGB) as well as information specified in the guidelines set out in the German Corporate Governance Code.

The Board of Management of Deutsche Telekom AG is currently comprised of six members.

Dr. Karl-Gerhard Eick’s service contract with the Company was extended by 5 years effective December 1, 2007. Thomas Sattelberger was appointed as a new member of the Board of Management on May 3, 2007, Reinhard Clemens effective December 1, 2007. Lothar Pauly resigned from the Board of Management and left the Company effective June 1, 2007.

Board of Management compensation system and review.

The compensation of Board of Management members is comprised of various components. Under the terms of their service contracts, members of the Board of Management are entitled to fixed and annual variable remuneration, a long-term variable remuneration component (Mid-Term Incentive Plan), and fringe benefits and deferred benefits based on a company pension commitment. The structure of the compensation system and the appropriateness of compensation for the Board of Management are reviewed and established by the General Committee of the Supervisory Board at regular intervals.

Fixed remuneration, variable incentive-based remuneration and fringe benefits.

Total compensation is generally about two-thirds variable and one-third fixed if targets are achieved in full. The non-performance-based components are comprised of a fixed salary, fringe benefits and pension commitments, while the performance-based components are split into variable performance-based remuneration and a long-term incentive component.

Fixed remuneration is determined for all Board of Management members based on market conditions in accordance with the requirements of stock corporation law (for individual figures, please refer to the table “Total compensation and expense”).

The annual variable remuneration of Board of Management members is based on the achievement of targets set by the General Committee of the Supervisory Board of Deutsche Telekom AG for each member of the Board of Management prior to commencement of the financial year. The set of targets is composed of corporate targets and personal targets for the individual members of the Board of Management, based on the parameters of revenue, EBITDA, net profit adjusted for special factors and customer satisfaction. The level of target achievement is determined by the General Committee of the Supervisory Board for the respective financial year (for detailed information, please refer to the table “Total compensation and expense”).

At its discretion and after due consideration, the Supervisory Board of the Company may also reward extraordinary performance by individual or all Board of Management members in the form of a special bonus.

According to market-oriented and corporate standards, the Company grants all members of the Board of Management additional benefits under the terms of their service contracts, some of which are viewed as non-cash benefits and taxed accordingly. This mainly includes being furnished with a company car and accident and liability insurance and being reimbursed in connection with business trips and maintaining a second household.

Sideline employment generally requires prior approval. No additional compensation is paid for being a member of the Board of Management or Supervisory Board of other Group entities.

Arrangements in the event of termination of a position on the Board of Management. The terms of the service contracts of the Board of Management members are linked to the term of appointment as a member of the Board of Management. If the Company is entitled to terminate the appointment as a Board of Management member without this also constituting cause for the simultaneous termination of the service contract under civil law, the Board of Management member shall be entitled to a contractually defined severance payment. This is calculated (subject to being discounted) on the basis of the imputed remaining term of appointment in the current term of office of the Board of Management (up to a maximum of 36 months) on the basis of 100 percent of the fixed annual salary and 75 percent of the variable remuneration based on an assumed 100 percent achievement of targets.

The service contracts for members of the Board of Management at Deutsche Telekom AG do not include any benefits in the event of the termination of a position on the Board of Management as result of a change of control.

Board of Management member service contracts generally stipulate a post-contractual prohibition of competition. Unless otherwise agreed, members of the Board of Management are prohibited from rendering services to or on behalf of a competitor for the duration of one year following their departure. As compensation for this restricted period, they receive a payment in the amount of the annual fixed compensation last received.

Company pension entitlement. The members of the Board of Management are entitled to a company pension based on their respective annual salaries. This means that Board of Management members receive a company pension based on a fixed percentage of their last fixed annual salary for each year of service rendered prior to their date of retirement. The key features of the pension plan for Board of Management members active in 2007 are described below:

Board of Management members are entitled to pension payments in the form of a life-long retirement pension upon reaching the age of 62, a disability pension or in the form of an early retirement pension upon reaching the age of 60 (subject to the usual actuarial deductions). The amount of the company pension is calculated on the basis of the eligible period of service rendered as a Board of Management member until the date of departure. In addition, Messrs. Clemens and Sattelberger were granted imputed periods of service of 24 and 17 months, respectively, when they joined the Company, reflecting the provisions of their service contracts with their previous employers.

The annual retirement pension is comprised of a base percentage (6 percent for Mr. Obermann and Dr. Eick and 5 percent for the remaining Board of Management members) of the fixed annual salary upon termination of the service relationship multiplied by the eligible service period expressed in years. After ten years of Board of Management membership, the maximum percentage of the pension level is achieved (60 percent or 50 percent, respectively). Pension payments are subject to a standard annual adjustment (1 percent for Messrs. Clemens, Höttges and Sattelberger, and 3 percent for the remaining Board of Management members). In the event of a permanent inability to work (invalidity), the respective period of service through the scheduled end of the current period of appointment serves as the basis for the period of service eligible for calculating the pension. Since he joined the Company, Thomas Sattelberger has been granted an additional old-age pension in the form of a one-time pension payment of EUR 1,700,000.00, provided his service relationship with the Company is terminated on or after his 62nd birthday. This special one-time pension payment is to compensate him for the stock options he forfeited by leaving his previous employer. A “pension plan substitute” was agreed with Hamid Akhavan in lieu of a pension commitment due to his U.S. citizenship. The resulting annual payment for each full year of service rendered is included in the table “Total compensation and expense” under “Other remuneration.”

In addition, the pension agreements include arrangements for pensions for surviving dependents in the form of entitlements for widows and orphans. In specifically provided exceptional cases, entitlement to a widow’s pension is excluded. Finally, the standard criteria for eligibility in the pension arrangements are in line with market levels.

Consolidated financial statements
Notes

190 | 191

In addition, the Company makes contributions, includeing the related taxes, for term life insurance with standard coverage (EUR 1.3 million) for several of its Board of Management members. The related expenses are included in the figures for non-cash benefits.

Components with mid- and long-term incentives. Mid-Term Incentive Plan. Members of the Board of Management participate in the Deutsche Telekom AG Mid-Term Incentive Plan (MTIP) introduced in the 2004 financial year (please refer to the explanations regarding the MTIP under Note 42). Messrs. Akhavan and Höttges participate in the MTIP 2005 and 2006 as a result of their prior activities as members of the Board of Management of T-Mobile International AG.

The targets for the MTIP 2005 were not achieved according to the results determined by the General Committee of the Supervisory Board on February 6, 2008. Therefore, no incentive was awarded to the Board of Management from this tranche of the plan.

Incentive-based compensation from the MTIP.

€ [a]	MTIP 2007 [c] Maximum award amount	MTIP 2007 Fair value at grant date	Total expense for share-based payments 2007	MTIP 2006 Maximum award amount	Total expense for share-based payments 2006
René Obermann	750,000.00	16,981.09	97,580.53	504,000.00	20,969.11
Dr. Karl-Gerhard Eick	596,250.00	13,499.97	84,736.99	596,250.00	24,807.20
Hamid Akhavan	480,000.00	10,867.90	61,625.55	300,000.00	12,481.61
Timotheus Höttges	450,000.00	10,188.65	56,263.65	240,000.00	9,985.29
Lothar Pauly	450,000.00	10,188.65	63,952.44	450,000.00	18,722.41
Thomas Sattelberger [b]	457,777.78	10,364.75	35,528.96	0.00	0.00
	3,184,027.78	**72,091.01**	**399,688.12**	**2,090,250.00**	**86,965.62**

[a] Fair value calculated using the so-called Monte Carlo model.
[b] Since Mr. Sattelberger joined the Group as of May 3, 2007, the MTIP 2007 was awarded on a time proportionate basis.
[c] Under the provisions of the plan, Mr. Clemens was not eligible to participate in the MTIP tranche 2007 as he was appointed effective December 1, 2007.

2001 Stock Option Plan. The Company's 2001 Stock Option Plan was terminated by resolution of the shareholders' meeting of May 18, 2004. No stock options were issued for members of the Group Board of Management as of the 2002 financial year.

Dr. Karl-Gerhard Eick participated in the 2001 tranche.

René Obermann also participated in the 2001 tranche of the 2001 Stock Option Plan.

Hamid Akhavan, Timotheus Höttges and René Obermann continue to participate in the 2002 tranche of the 2001 Stock Option Plan as a result of their prior activities at T-Mobile.

The stock options that have been granted can be exercised under the terms of the stock option plans. However, no options have yet been exercised. The number of stock options held by the Board of Management members active in the 2007 financial year is unchanged year-on-year.

The number of stock options is shown in the following table.

Incentive-based compensation from stock option plans.

		Number of options 2001 SOP tranche 2001	Value of options on issue (2001) (€)	Number of options 2001 SOP tranche 2002	Value of options on issue (2002) (€)	Weighted average exercise price of stock options (€)
René Obermann	2007	48,195	4.87	28,830	3.79	23.40
	2006	48,195		28,830		
Dr. Karl-Gerhard Eick	2007	163,891	4.87	0	0.00	30.00
	2006	163,891		0		
Hamid Akhavan	2007	–	0.00	19,840	3.79	12.36
	2006	–		19,840		
Timotheus Höttges	2007	–	0.00	17,050	3.79	12.36
	2006	–		17,050		
Total *	2007	**212,086**		**65,720**		
	2006	**212,086**		**65,720**		

* Messrs. Clemens, Pauly and Sattelberger are not shown in this table, since there were not eligible to participate in any stock option plan due to their respective dates of appointment.

The range of exercise prices of René Obermann's options varied between EUR 12.36 and EUR 30.00.

Due to the fact that the remaining members of the Board of Management only participate in one tranche of the stock option plan, no range need be stated.

The average remaining term of the outstanding options for Board of Management members as of December 31, 2007 is 3.8 years.

Please also refer to the explanations regarding stock option plans under Note 42.

Board of Management compensation for the 2007 financial year.
In reliance on legal requirements and other guidelines, a total of EUR 11,549,060.77 (2006: EUR 15,328,555.72) is reported in the following table as compensation for the 2007 financial year for the current and former members who left the Board of Management in 2007. This compensation comprises the fixed annual salary, other benefits, non-cash benefits, remuneration in kind, variable remuneration for the 2007 financial year and the fair value of the MTIP 2007 at the grant date. The pension expense resulting from the company pension plan is shown as service costs. All other remuneration is totally unrelated to performance.

Regarding the column showing the fixed annual 2007 salary, the Board of Management in office in May 2007 waived remuneration against the background of the imminent spin-off of the service companies to underline that this step will not only curtail the salaries of the employees affected. René Obermann – in his special responsibility as Chairman of the Board of Management – waived two monthly basic salaries. The remaining members of the Board of Management waived one monthly basic salary of their fixed annual remuneration. Since Thomas Sattelberger joined the Group in the course of the 2007 financial year, he waived remuneration on a time proportionate basis.

When comparing figures with those of the prior year, it should be taken into consideration that René Obermann was appointed Chairman of the Board of Management effective November 13, 2006, after having been an ordinary member of the Board of Management until that date, and that Messrs. Akhavan and Höttges became ordinary members of the Board of Management effective December 5, 2006 and thus are included in the prior-year figures with less than a twelfth of their annual remuneration. Since Thomas Sattelberger and Reinhard Clemens were appointed to the Board of Management of Deutsche Telekom AG in the course of the 2007 financial year (in May and December, respectively) no prior-year figures are available. For this reason, the overall increase in compensation of the Board of Management shown in the following table is due to the lack of prior-year figures for currently active Board of Management members and to the compensation of three Board of Management members included in the prior-year figures who left Deutsche Telekom in November and December 2006.

Consolidated financial statements
Notes

192 | 193

Total compensation and expense. The compensation of the Board of Management is shown in detail in the following table.

€		Fixed annual remuneration	Other remuneration	Variable remuneration	MTIP (Fair value at grant date)	**Total**	Service costs
René Obermann	2007	1,041,666.60	224,479.59	1,375,000.00	16,981.09	**2,658,127.28**	745,770.00
	2006	894,666.66	28,730.71	805,537.00	20,969.11	1,749,903.48	378,979.00
Dr. Karl-Gerhard Eick	2007	915,625.00	56,529.37	1,098,281.25	13,499.97	**2,083,935.59**	819,060.00
	2006	993,750.00	88,962.04	894,375.00	24,807.20	2,001,894.24	747,257.00
Hamid Akhavan	2007	733,333.37	608,693.26 [a]	934,000.00	10,867.90	**2,286,894.53**	0.00
	2006	58,064.52	43,238.07	53,260.27	12,481.61	167,044.47	0.00
Reinhard Clemens	2007	54,166.67	0.00	68,750.00	0.00	**122,916.67**	32,881.00
(from December 1, 2007)	2006	0.00	0.00	0.00	0.00	0.00	0.00
Timotheus Höttges	2007	687,500.00	20,482.41	825,000.00	10,188.65	**1,543,171.06**	345,366.00
	2006	54,435.48	949.44	49,931.51	9,985.29	115,301.72	28,315.00
Lothar Pauly	2007	250,000.00	98,830.66	0.00	10,188.65	**359,019.31**	444,469.00
(until May 31, 2007)	2006	750,000.00	77,131.26	600,000.00	18,722.41	1,445,853.67	283,286.00
Thomas Sattelberger	2007	484,587.84	1,328,742.13 [b]	671,301.61	10,364.75	**2,494,996.33**	2,095,720.00 [c]
(from May 3, 2007)	2006	0.00	0.00	0.00	0.00	0.00	0.00
Total	2007	**4,166,879.48**	**2,337,757.42**	**4,972,332.86**	**72,091.01**	**11,549,060.77**	**4,483,266.00**
	2006	**2,750,916.66**	**239,011.52**	**2,403,103.78**	**86,965.62**	**5,479,997.58**	**1,437,837.00**

[a] In addition to the pension substitute paid to Hamid Akhavan due to his U.S. citizenship, he also receives a monthly lump-sum payment to compensate for different tax regulations in Germany and the United States.
[b] This amount includes a payment of EUR 1,300,000.00 granted to Thomas Sattelberger to compensate him for the stock options he forfeited by leaving his previous employer when he joined Deutsche Telekom AG.
[c] This amount includes the one-time special pension payment to compensate for the loss of stock option rights when joining Deutsche Telekom AG.

The additions to provisions for pensions recognized in 2007 amounted to EUR 4,887,064.00 (2006: EUR 4,558,910.23). This amount includes service costs of EUR 4,483,266.00 (2006: EUR 3,803,797.23) and interest costs of EUR 403,798.00 (2006: EUR 755,113.00).

Lothar Pauly resigned from his position as member of the Board of Management of Deutsche Telekom AG by completely mutual agreement effective June 1, 2007. Under the agreement signed with him for his early departure from the Board of Management, he receives monthly payments of EUR 117,188.00 until January 31, 2009 to settle his entitlement to fixed and variable remuneration components from the ongoing service contract. Any further entitlements to fixed or variable remuneration from the service contract are settled by a one-time payment of EUR 2,125,000.00 rather than by monthly payments. The payment is due in February 2009. The termination agreement does not affect his participation in ongoing tranches of the Mid-Term Incentive Plan. Any payments from these tranches result from the provisions of the plan. The eligible period for the company pension entitlement expires on September 30, 2010. The existing prohibition of competition was cancelled in line with the existing contractual provisions without compensation.

No member of the Board of Management received benefits or corresponding commitments from a third party for his activity as a Board of Management member during the past financial year.

Former members of the Board of Management.

A total of EUR 15,014,605.30 (2006: EUR 11,852,133.15) was recorded for payments to and entitlements for former members of the Board of Management and their surviving dependents.

Provisions totaling EUR 72,675,181.00 (2006: EUR 89,309,072.00) were recognized for current pensions and vested rights to pensions for this group of persons and their surviving dependents in accordance with IFRS.

Other.

The Company has not extended any loans to current or former Board of Management members.

Compensation of the Supervisory Board.

The compensation received by the members of the Supervisory Board is specified under § 13 of the Articles of Incorporation of Deutsche Telekom AG. The members of the Supervisory Board receive fixed annual remuneration of EUR 20,000.00 plus variable, performance-related remuneration with short-term and long-term components, depending on the development of net profit per share.

The short-term performance-related remuneration amounts to EUR 300.00 per full EUR 0.01 by which the net profit per no par value share exceeds EUR 0.50 in the financial year for which the remuneration is being paid.

The long-term performance-related remuneration amounts to EUR 300.00 for every 4.0 percent by which the net profit per no par value share in the second financial year following the financial year in question (reference year) exceeds the net profit per no par value share in the financial year preceding the financial year in question. The long-term performance-related remuneration is limited, however, to the amount of the long-term performance-related remuneration for the financial year preceding the financial year in question, insofar as the net revenue in the reference year does not exceed the net revenue in the financial year preceding the financial year in question.

Short-term and long-term performance-related remuneration are each limited to a maximum of EUR 20,000.00.

Moreover, the short-term performance-related remuneration may not exceed a total of 0.02 percent of the Company’s unappropriated net income reported in the approved annual financial statements of the financial year in question, reduced by an amount of 4.0 percent of the contributions made on the lowest issue price of the shares at the end of the financial year.

The chairperson of the Supervisory Board receives double, and the deputy chairperson one and a half times the remuneration of an ordinary member of the Supervisory Board. In addition, remuneration increases by half for each membership of a Supervisory Board committee (with the exception of the Mediation Committee and the Nomination Committee) and by a further half for each Supervisory Board committee chaired; total remuneration shall not exceed double the annual remuneration, however. Members of the Supervisory Board who were not in office for the entire financial year receive one twelfth of the remuneration for each month or part thereof that they held a seat.

Members of the Supervisory Board receive an attendance fee amounting to EUR 200.00 for each meeting of the Supervisory Board or its committees that they have attended. The Company reimburses value-added tax payable on remuneration and expenses.

Consolidated financial statements
Notes

194 | 195

The total remuneration of the members of the Supervisory Board in 2007 amounted to EUR 709,066.66 (plus VAT).

No loans were granted to the members of the Supervisory Board.

The **compensation of the individual members of the Supervisory Board** for 2007 is as follows:

€ **Member of the Supervisory Board**	Fixed remuneration plus attendance fee	Short-term variable	Total (net)	Imputed long-term remuneration entitlement [a]
Brandl, Monika	21,600.00	0.00	21,600.00	0.00
Falbisoner, Josef	21,400.00	0.00	21,400.00	0.00
Dr. von Grünberg, Hubertus	32,000.00	0.00	32,000.00	0.00
Guffey, Lawrence H.	42,600.00	0.00	42,600.00	0.00
Hocker, Ulrich	21,600.00	0.00	21,600.00	0.00
Holzwarth, Lothar [b]	21,400.00	0.00	21,400.00	0.00
Kühnast, Sylvia (since May 3, 2007)	14,333.33	0.00	14,333.33	0.00
Litzenberger, Waltraud	21,400.00	0.00	21,400.00	0.00
Löffler, Michael	21,400.00	0.00	21,400.00	0.00
Matthäus-Maier, Ingrid	21,400.00	0.00	21,400.00	0.00
Dr. Mirow, Thomas	34,000.00	0.00	34,000.00	0.00
Prof. Dr. Reitzle, Wolfgang	21,200.00	0.00	21,200.00	0.00
Prof. Dr. von Schimmelmann, Wulf	21,400.00	0.00	21,400.00	0.00
Dr. Schlede, Klaus G.	62,400.00	0.00	62,400.00	0.00
Schmitt, Wolfgang	42,600.00	0.00	42,600.00	0.00
Schröder, Lothar (Deputy Chairman) [c]	75,400.00	0.00	75,400.00	0.00
Sommer, Michael	21,400.00	0.00	21,400.00	0.00
Steinke, Ursula (until May 3, 2007)	8,733.33	0.00	8,733.33	0.00
Walter, Bernhard	42,400.00	0.00	42,400.00	0.00
Wegner, Wilhelm	65,600.00	0.00	65,600.00	0.00
Dr. Zumwinkel, Klaus (Chairman)	74,800.00	0.00	74,800.00	0.00
	709,066.66	**0.00**	**709,066.66**	**0.00**

[a] In determining the amount to be recognized as provision it was assumed that net profit per no par value share in 2009 would equal that in 2007. Based on this assumption, members were not entitled to long-term variable remuneration for the period 2006 to 2009, so the provision was set at EUR 0.00.
[b] Mr. Holzwarth received compensation of EUR 4,466.67 from T-Systems Business Services GmbH, Bonn, a wholly-owned subsidiary of Deutsche Telekom AG, for the 2007 financial year for a mandate as member of the supervisory board of this company.
[c] Mr. Schröder received compensation of EUR 17,400.00 from T-Mobile Deutschland GmbH, Bonn, a wholly-owned subsidiary of Deutsche Telekom AG, for the 2007 financial year for a mandate as member of the supervisory board of this company.

46 Declaration of conformity with the German Corporate Governance Code in accordance with § 161 AktG.

In accordance with § 161 AktG, the Board of Management and the Supervisory Board of Deutsche Telekom AG have submitted the mandatory declaration of conformity and made it available to shareholders on Deutsche Telekom AG’s website.

47 Events after the balance sheet date.

Further sites of Vivento Customer Services GmbH sold.

Vivento Customer Services GmbH sold five additional sites – Göppingen, Freiburg, Stralsund, Schwerin and Chemnitz, including the Dresden branch – currently employing around 640 people to the arvato group in January 2008. The transfer of operations is scheduled for March 1, 2008. This transfer of operations is accompanied by a contract commitment by Deutsche Telekom for five years, thus safeguarding the jobs of the staff concerned.

Sale of Media & Broadcast completed.

After the European Commission granted approval in January 2008 for Deutsche Telekom AG to sell T-Systems Media & Broadcast GmbH to Télédiffusion de France, the transaction was completed by both companies. The enterprise value, i.e., the total price underlying the transaction, is EUR 0.85 billion.

T-Systems Media & Broadcast GmbH was a wholly-owned subsidiary of T-Systems Business Services GmbH. Media & Broadcast plans, creates, markets and operates specific services for customers in the broadcasting and media industries. Its portfolio comprises terrestrial broadcasting equipment and networks, as well as satellite transmission services.

48 Auditors’ fees and services in accordance with § 314 HGB.

The following table provides a breakdown of auditing fees recognized as expenses in the 2007 financial year:

PricewaterhouseCoopers Aktiengesellschaft.

millions of €

2007

Professional fees for audits

10.6

Professional fees for other accounting services

9.4

Tax consulting fees

0.1

Other professional fees

4.0

Ernst & Young AG.

millions of €

2007

Professional fees for audits

8.6

Professional fees for other accounting services

7.9

Tax consulting fees

0.7

Other professional fees

0.1

Professional fees for audits include in particular fees for the statutory auditing of annual and consolidated financial statements as well as fees for other auditing services provided, in particular in connection with the audit of internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.

Professional fees for other accounting services primarily relate to fees for the review of the interim financial statements as well as auditing activities in connection with the documentation of the internal control system for financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.

Tax consulting fees primarily include professional fees for tax consulting services performed as part of current or planned transactions.

Other professional fees mainly relate to consulting services and assistance in connection with the Company’s compliance with requirements stipulated by the Federal Network Agency and other authorities.

Consolidated financial statements

Notes

Responsibility statement

Responsibility statement.

196 | 197

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the Group management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Bonn, February 11, 2008

Deutsche Telekom AG Board of Management

René Obermann

Reinhard Clemens

Dr. Karl-Gerhard Eick

Timotheus Höttges

Hamid Akhavan

Thomas Sattelberger

Auditors’ report.

We have audited the consolidated financial statements prepared by Deutsche Telekom AG, Bonn, comprising the income statement, balance sheet, cash flow statement, statement of recognized income and expense, and the notes to the consolidated financial statements, together with the Group management report for the financial year from January 1 to December 31, 2007. The preparation of the consolidated financial statements and the Group management report in accordance with the IFRS, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a (1) of the German commercial Code (Handelsgesetzbuch – HGB) are the responsibility of the parent company’s Board of Management. Our responsibility is to express an opinion on the consolidated financial statements and on the Group management report based on our audit. In addition, we have been instructed to express an opinion as to whether the consolidated financial statements comply with IFRS as issued by the IASB.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer – IDW) and additionally observed the International Standards on Auditing (ISA). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the Group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the Group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of the entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the Company’s Board of Management, as well as evaluating the overall presentation of the consolidated financial statements and the Group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on our findings of our audit, the consolidated financial statements comply with the IFRS as adopted by the EU, the additional requirements of German commercial law pursuant to §

315a (1) HGB and IFRS as issued by the IASB, and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The Group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group’s position and suitably presents the opportunities and risks of future development.

Stuttgart/Frankfurt (Main), February 11, 2008

Ernst & Young AG

Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft

(Prof. Dr. Pfitzer) Wirtschaftsprüfer

PricewaterhouseCoopers Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

(Frings)

Wirtschaftsprüfer

(Forst)

Wirtschaftsprüfer

(Menke)

Wirtschaftsprüfer

198 | 199

Further information

200 Glossary

202 Index

203 Contacts/Financial calendar

V Deutsche Telekom worldwide

VII Key data of the Group’s operating segments

Deutsche Telekom is committed to the principle of sustainability. Our activities in the field of social responsibility meet economic, social, and ecological criteria. One element of this approach is climate protection. Deutsche Telekom will cover its entire electricity consumption throughout Germany with climate certificates, thus making a full commitment to renewable energy sources.

Glossary.

ADSL, ADSL2+. See DSL.

ARPU – Average Revenue per User. Average revenue per customer. Predominantly used in the mobile communications industry to describe the revenue generated per customer per month.

ASP – Application Service Providing. Service that enables enterprises to lease IT applications. The advantage: Customers can always use the latest version that the provider maintains centrally (e.g., in a computer center) and do not have to worry about buying and maintaining software applications (licenses, updates) themselves.

Bandwidth. Denotes the width of the frequency band used to transmit data. The broader the bandwidth, the faster the connection.

Call center. A company, or department of a company, that offers operator-supported voice services. A large number of operators handle inbound calls via a hotline and/or outbound calls as part of a direct marketing campaign.

Carriers’ carrier. A network operator providing network services to other telecommunications companies.

Desktop Services. Global Desktop Services involve a variety of support services, including the outsourcing of entire IT networks. In this context Deutsche Telekom offers a full portfolio of corporate IT services, from server infrastructure and PC workstations through to application management and call center services that provide user support.

DSL – Digital Subscriber Line. In Deutsche Telekom’s service portfolio as: ADSL (Asymmetrical Digital Subscriber Line): Technology used to transmit data at fast rates (between 16 kbit/s and 640 kbit/s upstream; up to 8 Mbit/s downstream) via standard copper wire pairs within the local loop within a radius of approximately three kilometers.

ADSL2+: Successor product to ADSL that raises the maximum data rate to 16 Mbit/s (downstream) or 1 Mbit/s (upstream).

VDSL (Very high bit rate Digital Subscriber Line) is a new technology used to transmit exceptionally high data rates (5 Mbit/s upstream, 50 Mbit/s downstream) via a fiber-optic network.

EDGE – Enhanced Data Rates for GSM Evolution. Modulation on the air interface to enhance data rates in GSM (Global System for Mobile Communications) and TDMA (Time Division Multiple Access) networks.

Flat rate. Flat rate for network access with unlimited online time and data volumes.

GPRS – General Packet Radio Service. Technology allowing higher data transmission rates in GSM networks.

GSM – Global System for Mobile Communications. Global digital mobile communication standard.

HDTV – High Definition Television. Generic term describing a range of television standards that differ from conventional television through increased vertical, horizontal and/or temporal resolution.

Hosting. Provision of storage capacity via the Internet. An Internet service provider’s most important services in relation to hosting are registering and operating domains, leasing Web servers (in full or in part) and leasing space in a computing center – including Internet connections, regular and emergency power supply, etc.

HotSpot. HotSpot is the name of a public area where customers can access the Internet using wireless local area networks (WLAN). The HotSpots are realized jointly by T-Home and T-Mobile.

HSDPA – High Speed Downlink Packet Access. Packet-based protocol that enhances data rates in UMTS networks and lifts transmission speeds into the megabit range.

ICT – Information and Communication Technology.

Interconnection. Term used to denote the connections between networks run by various providers, as regulated by the German Telecommunications Act.

Internet/intranet. The Internet is a worldwide Internet Protocol ( IP)-based computer network that has no central network management. By contrast, intranets are managed IP networks that can be accessed only by specific user groups.

IP – Internet Protocol. Non-proprietary transport protocol in layer 3 of the OSI reference model for inter-network communications.

FURTHER INFORMATION

Glossary

200 | 201

IP address. Each computer that is connected to the Internet has a clearly identifiable, numeric address, the IP address, comprising four sequences of digits that are separated by periods, e.g.: 217.247.84.89 (example: T-Online). Static IP addresses enable the same computer to be contacted under the same address at any time (e.g., by a Web server). Dynamic IP addresses are allocated for instance to T-Online customers dialing up to the Internet. They receive an unoccupied IP address which will not be the same every time.

IPTV – Internet Protocol Television. A system where a digital television service is delivered using the Internet Protocol.

ISDN – Integrated Services Digital Network. ISDN integrates telecommunications services such as telephone, fax and data communication in a single network. Contrary to the standard analog transmission system, ISDN digitizes the data, which improves transmission quality, enhances transmission speed, and enables packet-switched transmission.

ISP – Internet Service Provider. An Internet service provider offers various technical services that are required to use or operate Internet services, usually in return for a fee.

Mbit /s – Megabits per second. Unit of data transmission speed.

Multimedia. Term used to denote the real-time integration of text with still images and graphics, video, and sound.

NGN – Next Generation Network. In the traditional architecture of modern telephone networks, voice and data transmissions are routed via different technical platforms. The aim of a next generation network is to combine both functions to provide integrated voice-data services. NGNs are based entirely on IP technology.

Optical fiber. Channel for optical data transmission.

Prepay. In contrast to postpay contracts, prepay communication services are services for which credit has been purchased in advance with no fixed-term contract obligations.

Preselection. Preselection of a telephone company. A procedure where customers select a certain provider – known as a long-distance carrier – for all of their long-distance and international calls.

Resale. Resale of products to competitors (see also Wholesale).

Roaming. A feature of cellular mobile communications networks that ensures that activated mobile stations remain accessible, regardless of location, in all radio cells of the entire area served by the network. Roaming can also include similar networks run by different operators, as is the case with international roaming within the pan-European GSM system.

SIM card. Chip card that is inserted into a cell phone and which contains all the data of the subscriber.

SMS and MMS. The Short Message Service (SMS) is a telecommunications service for the transmission of text messages. It was initially developed for GSM mobile communications and is now also available in the fixed network. The further development of SMS is the Multimedia Messaging Service ( MMS) which allows the transmission of various media such as text, images, animations, video and audio clips in a single message. SMS, and MMS in particular, refer not only to the services, but also to the messages themselves.

Stakeholder. The stakeholder approach is an extension of the shareholder value approach used extensively in business management. In contrast to the shareholder value principle, which focuses on the needs and expectations of a company’s shareholders, the stakeholder approach attempts to appreciate the company against its overall social background and reconcile the needs of the different stakeholders. In addition to shareholders, stakeholders include staff, customers, suppliers, the government, and the public at large.

Triple play. Refers to the interaction between voice and data communication and interactive media.

UMTS – Universal Mobile Telecommunications System. Third-generation international mobile communications standard that unites mobile multimedia and telematics services in the frequency spectrum of 2 GHz.

VDSL. See DSL.

Video on demand. A service that allows subscribers to retrieve and watch a selection of movies (on video) at any time. Videos are either broadcast to subscribers over the broadband cable network or over DSL and the telephone network. The back channel used to send movie selection information to the broadcasting center is available with DSL, but not with the broadband cable network. For VoD over broadband cable, a back channel can be established over the telephone network.

VoIP – Voice over Internet Protocol. Technology used to make telephone calls via the Internet. Three methods are available: PC to PC, PC to fixed-network lines, and telephone calls via IP-based internal networks.

Wholesale. The business of selling services to third parties who in turn sell them to their own end customers either directly or after further processing (see also Resale).

WiMAX – Worldwide Interoperability for Microwave Access. Technology that uses fixed, local radio cells to provide high-speed Internet access via the air interface.

WLAN – Wireless Local Area Network. Wireless networks for mobile Internet access. The network can also connect multiple computers to each other or to a central information system, a printer, or a scanner.

Index.

Term Page A

ADSL/ADSL2+ 5, 75, 200 ARPU 73, 121, 131, 149, 200 Associates VI, 11, 20, 51, 55, 64, 69, 104, 106, 112, 120, 130, 135, 151, 170, 189 Associated and related companies 112

B

Broadband III, IV, VII, 1, 2, 9, 33, 36, 40, 43, 44, 49, 50, 51, 52, 53,54, 57, 60, 61, 63, 64, 65, 74, 75, 76, 77, 79, 80, 81, 83, 84, 85, 86, 87, 93, 94, 95, 100, 101, 108, 113, 122, 129, 133, 134, 146, 147, 169, 170, 171, 172, 174, 201

C

Cash flow II, IV, 5, 7, 16, 48, 50, 51, 63, 67, 68, 69, 92, 101, 106, 108, 109, 110, 111, 112, 121, 122, 125, 126, 127, 131, 132, 144, 149, 152, 154, 167, 168, 172, 184, 185, 186, 187, 188, 198, 204 Corporate governance 3, 11, 13, 23, 24, 25, 26, 27, 56, 92, 108, 189, 196

D

Dividend II, 5, 7, 11, 16, 28, 29, 50, 54, 66, 67, 69, 101, 106, 111, 142, 144, 158, 164, 167, 168, 182 DSL III, VII, 29, 51, 57, 61, 74, 75, 77, 83, 93, 98, 200, 201 Dynamic Services 45, 85

E

EDGE 44, 83, 84, 200 Employees II, III, IV, 1, 7, 12, 16, 17, 24, 25, 40, 49, 51, 52, 54, 56, 71, 72, 73, 76, 77, 79, 80, 81, 83, 85, 86, 87, 88, 89, 90, 91, 94, 102, 112, 119, 124, 141, 142, 159, 162, 166, 169, 171, 177, 178, 180, 183, 192 Entertain III, 1, 5, 33, 44, 46, 51, 52, 75, 84, 85, 101 Environmental protection 3, 49, 91 Equity ratio II, 66

F

Financial calendar 203

G

GPRS 200 GSM 83, 84, 101, 113, 116, 117, 121, 148, 176, 200, 201

H

HotSpot 44, 84, 200 HSDPA 57, 83, 200

I

ICT/Information and Communication Technology IV, 1, 6, 48, 52, 53, 57, 58, 61, 78, 85, 93, 95, 96, 169, 200 Innovation/innovations

9, 41, 46, 47, 62, 82, 83, 84, 85, 90, 92, 93 Investments II, IV, 51, 60, 66, 68, 69, 71, 72, 73, 76, 79, 80, 85, 88, 93, 100, 101, 103 105, 106,120, 124, 130, 131, 132, 135, 136, 138, 146, 151, 152, 156, 158, 161, 168, 170, 171, 172, 173, 183, 184, 186 Investor relations 23, 25, 27, 31, 108, 119, 203, 204 Term Page IP/Internet Protocol VII, 52, 53, 57, 58, 61, 62, 76, 77, 78, 82, 83, 93, 95, 98, 100, 101, 169, 200, 201 IPTV/Internet Protocol TV/Internet-based TV 36, 44, 52, 75, 82, 84, 98, 201 ISDN VII, 74, 83, 122, 201 IT/Information Technology IV, VII, 1, 7, 9, 14, 20, 24, 45, 46, 47, 56, 58, 62, 77, 78, 95, 96, 108, 115, 200

J

Joint ventures 20, 51, 55, 64, 69, 88, 104, 106, 112, 120, 135, 151, 170, 189

M

MMS/Multimedia Messaging Service 6, 45, 201 MyFaves 6, 33, 45, 47, 58, 84

R

Regulation 5, 10, 11, 61, 62, 77, 92, 94, 97, 101, 108, 124, 133, 159, 193 Risk management 12, 23, 25, 67, 92, 128, 161, 184 Roaming 62, 84, 94, 129, 184, 201

S

Shareholders’ equity II, 51, 59, 66, 67, 97, 105, 107, 109, 111, 114, 118, 120, 123, 124, 126, 127, 128, 137, 141, 152, 158, 161, 162,164, 184, 185, 186, 187, 188 Staff 7, 12, 13, 18, 21, 24, 50, 52, 63, 64, 65, 73, 79, 80, 81, 86, 87, 88, 89, 90, 94, 98, 99, 100, 102, 134, 142, 162, 163, 183, 196, 201 Stock options 26, 27, 55, 106, 128, 141, 164, 166, 167, 177, 178, 179, 180, 181, 190, 191, 192, 193 Subsidiaries VII, VI, 9, 11, 20, 23, 51, 52, 53, 54, 55, 61, 62, 69, 74, 77, 84, 94, 97, 106, 107, 108, 112, 119, 120, 130, 139, 146, 169, 177 Sustainability 49, 91, 199

T

Telecommunications Act/TKG 62, 200 Text message/SMS 6, 84, 94, 201 T-Home Entertain 1, 33, 44 Triple play/triple-play 51, 52, 61, 75, 93, 98, 201 T-Share/Deutsche Telekom share II, 23, 26, 27, 28, 29, 30, 31, 97, 98, 108, 117, 140, 151, 166, 177, 180, 182, 183, 203

U

UMTS 57, 93, 101, 113, 116, 117, 121, 148, 200, 201

V

VDSL III, 5, 33, 43, 57, 62, 75, 77, 86, 200, 201 Vivento IV, 11, 52, 54, 64, 80, 81, 86, 88, 90, 94, 99, 102, 135, 146, 147, 169, 196

VoIP 36, 75, 93, 201

W

web’n’walk 1, 44, 84 Wireless LAN/WLAN 6, 33, 44, 58, 83, 84, 101, 200, 201 Workforce 7, 12, 52, 77, 80, 81, 87 89, 90, 100, 116, 142, 204

Further information
Index
Contacts/Financial calendar

Contacts/Financial calendar.

202 | 203

Deutsche Telekom AG
Corporate Communications
Postfach 2000, 53105 Bonn, Germany
Phone +49 (0) 228 181 4949
Fax +49 (0) 228 181 94004

www.telekom.com

Investor Relations:
Phone +49 (0) 228 181 88880
Fax +49 (0) 228 181 88899
E-Mail: investor.relations@telekom.de

New York Office:
Deutsche Telekom, Inc.
Investor Relations
600 Lexington Avenue, 17th Floor
New York, NY 10022, USA
Phone +1-212-424-2959
Phone +1-877-DT-SHARE (TOLL-FREE)
Fax +1-212-424-2977
E-Mail: investor.relations@usa.telekom.de

Deutsche Telekom's Annual Report is available on the Internet at:
www.telekom.com/annualreport2007

Additional copies of this report are available at:

Phone +49 (0) 228 181 88333
Fax +49 (0) 228 181 88339
E-Mail: forum-taktie@telekom.de

The English version of the Annual Report is a translation
of the German version of the Annual Report.
The German version of this Annual Report is legally binding.

2008 financial calendar

Group report Jan. 1 to Mar. 31, 2008	May 8, 2008*
Shareholders' meeting of Deutsche Telekom AG	May 15, 2008
Group report Jan. 1 to June 30, 2008	August 7, 2008*
Group report Jan. 1 to Sept. 30, 2008	November 6, 2008*

* Planned.

FSC
Mixed Sources
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www.fsc.org Cert no. GFA-COC-001484
© 1996 Forest Stewardship Council

Concept:
Deutsche Telekom AG and
HGB Hamburger Geschäftsberichte GmbH & Co. KG, Hamburg

Design and Production:
HGB Hamburger Geschäftsberichte GmbH & Co. KG, Hamburg

Photographs:
Mareen Fischinger, Andreas Pohlmann, Wolfram Scheible

Translation:
Deutsche Telekom AG, Foreign Language Service et al

Printed on chlorine-free bleached paper using mineral oil-free inks.

Reproduction:
PX2@Medien GmbH & Co. KG, Hamburg

Printing:
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KNr. 642 100 47 (German)
KNr. 642 100 48 (English)

Disclaimer.

This Report (particularly the chapter titled “Outlook”) contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. They are generally identified by the words “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim,” “goal,” “plan,” “will,” “seek,” “outlook” or similar expressions and include generally any information that relates to expectations or targets for revenue, adjusted EBITDA or other performance measures. Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the Company’s Form 20-F report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s workforce reduction initiative and the impact of other significant strategic or business initiatives, including acquisitions, dispositions and business combinations. In addition, regulatory rulings, stronger than expected competition, technological change, litigation and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be achieved. Without prejudice to existing obligations under capital market law, Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents non-GAAP financial performance measures, e.g., EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBIT, adjusted net profit, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter on “Development of business in the Group” in this Report, which is also posted on Deutsche Telekom’s Investor Relations Web site at www.telekom.com.

Deutsche Telekom worldwide.

22

24

23

16

7

21

14

1

15

6

3

11

17

2

8

19

9

5

10

13

12

4

18

20

30

28

31

26

32

25

V/VI

Deutsche Telekom Headquarters

1 Bonn


29
27

Selected international subsidiaries and associates

			Stake (directly/indirectly) held by Deutsche Telekom
	Europe		
2	Austria	Software Daten Service Gesellschaft m.b.H.	100.00 %
		T-Mobile Austria GmbH	100.00 %
		"T-Online.at" Internet Service GmbH	100.00 %
		T-Systems Austria GmbH	100.00 %
3	Belgium	T-Systems Belgium NV	100.00 %
4	Bulgaria	Orbitel A.D.	100.00 % of shares held by Magyar Telekom
5	Croatia	T-Hrvatski Telekom (HT-Hrvatske Telekomunikacije d.d.)	51.00 %
		T-Mobile Croatia (T-Mobile Hrvatska d.o.o.)	100.00 % of shares held by T-Hrvatski Telekom
6	Czech Republic	T-Mobile Czech Republic, a.s.	60.77 %
		T-Systems Czech Republic a.s.	100.00 %
7	Denmark	T-Systems Nordic TC Services A/S	100.00 %
8	France	T-Systems France SAS	100.00 %
9	Hungary	Magyar Telekom NyRt.	59.30 %
		T-Mobile Hungary*	
		T-Systems Hungary Kft.	100.00 % of shares held by Magyar Telekom
10	Italy	T-Systems Italia S.p.A.	100.00 %
11	Luxembourg	T-Systems Luxembourg S.A.	100.00 %
12	Macedonia	MakTel (Makedonski Telekomunikacii A.D.)	56.67 % of shares held by Magyar Telekom
		T-Mobile Macedonia A.D.	100.00 % of shares held by MakTel
13	Montenegro	Telekom Montenegro (Crnogorski Telekom a.d.)	76.53 % of shares held by Magyar Telekom
		T-Mobile Montenegro (T-Mobile Crna Gora d.o.o.)	100.00 % of shares held by Telekom Montenegro
14	Netherlands	T-Mobile Netherlands B.V.	100.00 %
		T-Systems Nederland B.V.	100.00 %
15	Poland	PTC Polska Telefonia Cyfrowa Sp.z o.o.	97.00 %
		T-Systems Polska Sp.z o.o.	100.00 %
16	Russia	T-Systems CIS	100.00 %
17	Slovakia	Slovak Telekom, a.s.	51.00 %
		T-Mobile Slovensko, a.s.	100.00 % of shares held by Slovak Telekom
		T-Systems Slovakia s.r.o.	100.00 %
18	Spain	T-Systems ITC Iberia, S.A.	100.00 %
19	Switzerland	T-Online.ch AG	100.00 %
		T-Systems Schweiz AG	100.00 %
20	Turkey	T SYSTEMS TELEKOMÜNIKASYON LIMITED SIRKETI	100.00 %
21	United Kingdom	T-Mobile UK Limited	100.00 %
		gedas united kingdom Limited	100.00 %
		T-Systems Limited	100.00 %
	North America		
22	Canada	T-Systems Canada, Inc.	100.00 %
23	Mexico	T-Systems Mexico S.A. de C.V.	100.00 %
24	USA	T-Mobile USA, Inc.	100.00 %
		T-Systems North America, Inc.	100.00 %
	South America		
25	Argentina	T-Systems Argentina S.A.	100.00 %
26	Brazil	T-Systems do Brasil Ltda.	100.00 %
	Asia		
27	Hong Kong	T-Systems China Limited	100.00 %
28	India	T-Systems India Private Limited	100.00 %
29	Japan	T-Systems Japan K.K.	100.00 %
30	People's Republic of China	T-Systems P.R. China Ltd.	100.00 %
31	Singapore	T-Systems Singapore Pte. Ltd.	100.00 %
	Africa		
32	South Africa	T-Systems South Africa (Pty) Limited	70.00 %

* T-Mobile Hungary is a business unit of Magyar Telekom.

As of: January 2008

Key data of the Group’s operating segments. VII

2007

2006

2005

2004

2003

Broadband/Fixed Network (millions) *

Broadband

Total number of lines a, b

13.9

11.7

8.6

6.1

4.1

Of which: retail

10.2

8.3

6.9

5.8

4.1

Domestic a

12.5

10.3

7.9

5.8

4.0

Of which: retail

9.0

7.1

6.3

5.5

4.0

International a, b

1.4

1.4

0.6

0.3

0.1

Of which: Magyar Telekom

0.8

0.6

0.4

0.2

0.1

Of which: Slovak Telekom

0.3

0.2

0.1

0.0

0.0

Of which: T-Hrvatski Telekom

0.3

0.2

0.1

0.0

0.0

ISP broadband rates b, c

9.9

8.0

5.5

3.8

2.5

Of which: domestic

8.7

6.3

4.5

3.2

2.2

Fixed Network

Total number of lines a, b

36.6

39.0

41.2

42.8

43.7

Domestic a

31.1

33.2

35.2

36.8

37.5

Of which: standard analog lines

22.4

24.2

25.5

26.4

27.2

Of which: ISDN lines

8.6

9.0

9.8

10.4

10.3

International a, b

5.5

5.8

6.0

6.1

6.1

ISP smallband rates b, c

2.3

3.2

4.4

5.4

6.2

Wholesale/resale

DSL resale d

3.7

3.4

1.7

0.2

–

Of which: domestic

3.5

3.2

1.6

0.2

–

ULL e

6.4

4.7

3.3

2.0

1.3

Mobile Communications Europe and Mobile Communications USA (millions) *

Mobile customers of fully consolidated subsidiaries f

119.6

106.4

86.6

77.4

66.2

Mobile Communications Europe

90.9

81.4

64.9

60.1

53.0

T-Mobile Deutschland g

36.0

31.4

29.5

27.5

26.3

T-Mobile UK n

17.3

16.9

17.2

15.7

13.6

Polska Telefonia Cyfrowa (PTC Poland)

13.0

12.2

–

–

–

T-Mobile Netherlands l

4.9

2.6

2.3

2.3

2.0

T-Mobile Austria

3.3

3.2

2.1

2.0

2.0

T-Mobile Czech Republic

5.3

5.0

4.6

4.4

3.9

T-Mobile Hungary

4.9

4.4

4.2

4.0

3.8

T-Mobile Croatia

2.4

2.2

1.9

1.5

1.3

T-Mobile Slovensko

2.4

2.2

2.0

1.9

–

Other (Macedonia and Montenegro) j

1.6

1.3

1.1

0.8

–

Mobile Communications USA

28.7

25.0

21.7

17.3

13.1

Business Customers

Enterprise Services

Computing & Desktop Services

Number of servers managed and serviced (units)

39,419

33,037

38,392

35,418

28,399

Number of workstations managed and serviced (millions)

1.46

1.36

1.35

1.22

1.22

Systems Integration k

Hours billed l (millions)

11.4

10.9

11.5

11.7

11.2

Utilization rate m (%)

80.2

80.4

79.1

77.8

74.0

Business Services (millions of †)

Voice revenue l

1,531

1,666

1,848

1,933

–

Data revenue (legacy/IP) l

2,062

2,475

2,346

2,593

–

IT revenue l

558

622

405

314

–

a Telephone lines in operation excluding internal use and public telecommunications, including wholesale services. b International includes Eastern Europe with T-Hrvatski Telekom, Slovak Telekom and Magyar Telekom together with their subsidiaries MakTel und Crnogorski Telekom. T-Online France and T-Online Spain were deconsolidated in 2007 and are not included here. Prior-year comparatives have not been adjusted. c ISP: Internet Service Provider. d Definition of resale: Sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group. e Unbundled local loop lines in Germany only; Deutsche Telekom wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line. f One mobile communications card corresponds to one customer.

g As a result of court proceedings against competitors, T-Mobile Deutschland changed its deactivation policy at the beginning of 2007 in favor of its prepay customers. These customers can now use their prepaid credit longer than before. Accordingly, far fewer customers were deactivated in 2007. Historical figures were not adjusted. h Including Virgin Mobile. i Orange Nederland included for the first time in the fourth quarter of 2007. j “Other” includes T-Mobile Macedonia and T-Mobile Crna Gora Montenegro. k National: excluding changes to the consolidated group. l Cumulative figures at the balance sheet date. m Ratio of average number of hours billed to maximum possible hours billed per period.

*	The total was calculated on the basis of precise figures and rounded to millions.

Deutsche Telekom AG Friedrich-Ebert-Allee 140 D-53113 Bonn, Germany www.telekom.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2008	DEUTSCHE TELEKOM AG

	By:	/s/ ppa. Guido Kerkhoff
	Name:	Guido Kerkhoff
	Title:	Senior Executive Vice President Chief Accounting Officer